UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 1-3619

PFIZER INC.

(Exact name of registrant as specified in its charter)

Delaware	**13-5315170**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

66 Hudson Boulevard East, New York, New York 10001-2192
(Address of principal executive offices) (zip code)
(212) 733-2323
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.05 par value	PFE	New York Stock Exchange
1.000% Notes due 2027	PFE27	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files.)   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the closing price as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $158 billion. This excludes shares of common stock held by directors and executive officers. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, directly or indirectly, to direct or cause the direction of the management or policies of the registrant, or that such person is controlled by or under common control with the registrant. The registrant has no non-voting common stock.

The number of shares outstanding of the registrant's common stock as of February 20, 2025 was 5,667,340,414 shares of common stock, all of one class.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2025 Annual Meeting of Shareholders   Part III

TABLE OF CONTENTS

N/A = Not Applicable

Unless the context requires otherwise, references to "Pfizer," "the Company," "we," "us" or "our" in this Form 10-K (defined below) refer to Pfizer Inc. and its subsidiaries. For each year presented, Pfizer's fiscal year-end for subsidiaries operating outside the U.S. is as of and for the year ended November 30 and for U.S. subsidiaries is as of and for the year ended December 31. References to "Notes" in this Form 10-K are to the Notes to the consolidated financial statements in _Item 8. Financial Statements and Supplementary Data_ in this Form 10-K. We also have used several other terms in this Form 10-K, most of which are explained or defined below:

*	Indicates calculation not meaningful or results are greater than 100%
Form 10-K	This Annual Report on Form 10-K for the fiscal year ended December 31, 2024
2023 Form 10-K	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2023
340B Program	340B Drug Pricing Program
Proxy Statement	Proxy Statement for the 2025 Annual Meeting of Shareholders, which will be filed no later than 120 days after December 31, 2024
ABO	Accumulated benefit obligation; represents the present value of the benefit obligation earned through the end of the year but does not factor in future compensation increases
ACIP	Advisory Committee on Immunization Practices
ADC	Antibody-Drug Conjugate
Alexion	Alexion Pharma International Operations Limited, a subsidiary of AstraZeneca PLC
ALK	anaplastic lymphoma kinase
Alliance revenues	Revenues from alliance agreements under which we co-promote products discovered or developed by other companies or us
Arena	Arena Pharmaceuticals, Inc.
AI	artificial intelligence
Arvinas	Arvinas, Inc.
Astellas	Astellas Pharma Inc., Astellas US LLC and Astellas Pharma US, Inc.
ATTR-CM	transthyretin amyloid cardiomyopathy
Biohaven	Biohaven Pharmaceutical Holding Company Limited
BioNTech	BioNTech SE
Biopharma	Global Biopharmaceuticals Business
Blackstone	Blackstone Life Sciences
BLA	Biologics License Application
BMS	Bristol-Myers Squibb Company
BOD	Board of Directors
CDC	U.S. Centers for Disease Control and Prevention
cGMP	current Good Manufacturing Practices
CGRP	calcitonin gene-related peptide
CMS	Centers for Medicare & Medicaid Services
CODM	Chief Operating Decision Maker
Comirnaty[(a)]	Unless otherwise noted, refers to, as applicable, and as authorized or approved, the Pfizer-BioNTech COVID-19 Vaccine; Comirnaty (COVID-19 Vaccine, mRNA) original monovalent formula; the Pfizer-BioNTech COVID-19 Vaccine, Bivalent (Original and Omicron BA.4/BA.5); the Pfizer-BioNTech COVID-19 Vaccine (2023-2024 Formula); Comirnaty (COVID-19 Vaccine, mRNA) 2023-2024 Formula; Pfizer-BioNTech COVID-19 Vaccine (2024-2025 Formula); Comirnaty (COVID-19 Vaccine, mRNA) 2024-2025 Formula; Comirnaty Original/Omicron BA.1; Comirnaty Original/Omicron BA.4/BA.5; Comirnaty Omicron XBB.1.5; Comirnaty JN.1 and Comirnaty KP.2.
Consumer Healthcare JV	GSK Consumer Healthcare JV
COVID-19	novel coronavirus disease of 2019
DEA	U.S. Drug Enforcement Agency
Developed Markets	Includes, but is not limited to, the following markets: Western Europe, Japan, Canada, Central Europe, Australia, Scandinavian countries, South Korea, the Balkans, New Zealand and Finland
DMD	Duchenne muscular dystrophy
EC	European Commission
EMA	European Medicines Agency
Emerging Markets	Includes, but is not limited to, the following markets: Asia (excluding Japan and South Korea), Latin America, Africa, the Middle East, Eastern Europe (excluding the Balkans) and Turkey
EPS	earnings per share
ESOP	employee stock ownership plan
EU	European Union
EUA	emergency use authorization
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FCPA	U.S. Foreign Corrupt Practices Act
FDA	U.S. Food and Drug Administration

FFDCA	U.S. Federal Food, Drug and Cosmetic Act
GAAP	U.S. Generally Accepted Accounting Principles
GBT	Global Blood Therapeutics, Inc.
GDFV	grant-date fair value
Genmab	Genmab A/S
GSK	GSK plc
Haleon	Haleon plc
HHS	U.S. Department of Health and Human Services
HIPAA	Health Insurance Portability and Accountability Act of 1996
Hospira	Hospira, Inc.
IPR&D	in-process research and development
IRA	Inflation Reduction Act of 2022
IRC	Internal Revenue Code
IRS	U.S. Internal Revenue Service
IT	information technology
JV	joint venture
King	King Pharmaceuticals LLC (formerly King Pharmaceuticals, Inc.)
mCC	metastatic cervical cancer
MCO	managed care organization
mCRC	metastatic colorectal cancer
mCRPC	metastatic castration-resistant prostate cancer
mCSPC	metastatic castration-sensitive prostate cancer
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
MDL	Multi-District Litigation
MDPNP	Medicare Drug Price Negotiation Program
MDRP	Medicaid Drug Rebate Program
Medicare Part B	a medical insurance plan that helps cover medically necessary services, outpatient care, and preventative services for people with Medicare
Medicare Part D	a prescription drug coverage program for people with Medicare
Meridian	Meridian Medical Technologies, Inc.
Moody's	Moody's Ratings (formerly Moody's Investors Service)
mRNA	messenger ribonucleic acid
MSA	Manufacturing Supply Agreement
Mylan	Mylan N.V.
NAV	net asset value
NDA	New Drug Application
Nimbus	Nimbus Therapeutics, LLC
nmCRPC	non-metastatic castration-resistant prostate cancer
nmCSPC	non-metastatic castration-sensitive prostate cancer
NSCLC	non-small cell lung cancer
NYSE	New York Stock Exchange
ODT	oral disintegrating tablet
Ono	Ono Pharmaceutical Co., Ltd.
ORD	Oncology Research and Development
OTC	over-the-counter
Paxlovid[a]	an oral COVID-19 treatment (nirmatrelvir tablets and ritonavir tablets)
PBM	pharmacy benefit manager
PBO	Projected benefit obligation; represents the present value of the benefit obligation earned through the end of the year and factors in future compensation increases
PC1	Pfizer CentreOne
PGS	Pfizer Global Supply
Pharmacia	Pharmacia LLC (formerly Pharmacia Corporation)
PIE	Pfizer Investment Enterprises Pte. Ltd. (a wholly-owned finance subsidiary of Pfizer)
PP&E	Property, plant and equipment
Pierre Fabre	Pierre Fabre Medicament SAS
PRAC	Pharmacovigilance Risk Assessment Committee
PRD	Pfizer Research and Development
Prevnar family	Includes Prevnar 20/Apexxnar (pediatric and adult) and Prevnar 13/Prevenar 13 (pediatric and adult)
PsA	psoriatic arthritis

QCE	quality consistency evaluation
RA	rheumatoid arthritis
RCC	renal cell carcinoma
R&D	research and development
ReViral	ReViral Ltd.
ROU	right of use
RSV	respiratory syncytial virus
S&P	S&P Global (formerly Standard & Poor's)
Seagen	Seagen Inc. and its subsidiaries
SEC	U.S. Securities and Exchange Commission
SNS	Strategic National Stockpile
SMPS	Sumitomo Pharma Switzerland GMBH
Takeda	Takeda Pharmaceutical Company Limited
Tax Cuts and Jobs Act or TCJA	Legislation commonly referred to as the U.S. Tax Cuts and Jobs Act of 2017
TSAs	transition service arrangements
UC	ulcerative colitis
U.K.	United Kingdom
Upjohn Business	Pfizer's former global, primarily off-patent branded and generics business, which included a portfolio of 20 globally recognized solid oral dose brands, including Lipitor, Lyrica, Norvasc, Celebrex and Viagra, as well as a U.S.-based generics platform, Greenstone, that was spun-off on November 16, 2020 and combined with Mylan to create Viatris
U.S.	United States
VBP	volume-based procurement
Viatris	Viatris Inc.
ViiV	ViiV Healthcare Limited
Vyndaqel family	Includes Vyndaqel, Vyndamax and Vynmac
WHO	World Health Organization
WTO	World Trade Organization
Wyeth	Wyeth LLC (formerly Wyeth)

(a) Certain uses of Paxlovid and COVID-19 vaccines from BioNTech and Pfizer have not been approved or licensed by the FDA. Paxlovid has been authorized for emergency use by the FDA under an EUA for the treatment of mild-to-moderate COVID-19 in pediatric patients (12 years of age and older weighing at least 40 kg) who are at high risk for progression to severe COVID-19, including hospitalization or death. Emergency uses of COVID-19 vaccines from Pfizer and BioNTech, including Pfizer-BioNTech COVID-19 Vaccine (2024-2025 Formula), have been authorized for emergency use by the FDA under an EUA to prevent COVID-19 in individuals aged 6 months of age and older. The emergency uses are only authorized for the duration of the declaration that circumstances exist justifying the authorization of emergency use of the medical product during the COVID-19 pandemic under Section 564(b)(1) of the U.S. Federal Food, Drug and Cosmetics Act, unless the declaration is terminated or authorization revoked sooner. Please see the EUA Fact Sheets at *www.covid19oralrx.com* and *www.cvdvaccine-us.com*.

This Form 10-K includes discussion of certain clinical studies relating to various in-line products and/or product candidates. These studies typically are part of a larger body of clinical data relating to such products or product candidates, and the discussion herein should be considered in the context of the larger body of data. In addition, clinical trial data are subject to differing interpretations, and, even when we view data as sufficient to support the safety and/or efficacy of a product candidate or a new indication for an in-line product, regulatory authorities may not share our views and may require additional data or may deny approval altogether.

Some amounts in this Form 10-K may not add due to rounding. All percentages have been calculated using unrounded amounts. All trademarks mentioned are the property of their owners.

AVAILABLE INFORMATION

Our website is *www.pfizer.com*. This Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and our proxy statements, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are, or will be, available (free of charge) on our website, in text format and, where applicable, in interactive data file format, as soon as reasonably practicable after we electronically file this material with, or furnish it to, the SEC.

Throughout this Form 10-K, we "incorporate by reference" certain information from other documents filed or to be filed with the SEC, including our Proxy Statement. Please refer to this information. This Form 10-K will be available on our website on or about February 27, 2025. Our Proxy Statement will be available on our website on or about March 13, 2025.

Our annual Impact Report, which provides disclosures regarding our responsible business practices, is made available on our website. We also have a Pfizer Investor Insights website, which includes articles on the company, its products and its pipeline, located at *insights.pfizer.com*. Information in our Impact Report and on the Pfizer Investor Insights website are not incorporated by reference into this Form 10-K.

We may use our website as a means of disclosing material information and for complying with our disclosure obligations under Regulation Fair Disclosure promulgated by the SEC. These disclosures are included on our website in the "About—Investors" or "Newsroom" sections. Accordingly, investors should monitor these portions of our website, in addition to following our press releases, SEC filings, public conference calls and webcasts, as well as our social media channels (our Facebook page, Instagram account (@Pfizerinc), YouTube page, LinkedIn page, and X (formerly known as Twitter) accounts (@Pfizer and @Pfizer_News)). The information contained on our website, our Facebook, Instagram, YouTube and LinkedIn pages or our X (formerly known as Twitter) accounts, or any third-party website, is not incorporated by reference into this Form 10-K.

Information relating to corporate governance at Pfizer, including our Corporate Governance Principles; Director Qualification Standards; Pfizer Policies on Business Conduct (for all of our employees, including our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer); Code of Business Conduct and Ethics for Members of the Board of Directors; information concerning our Directors; ways to communicate by e-mail with our Directors; information concerning our Board Committees; Committee Charters; Charter of the Lead Independent Director; and transactions in Pfizer securities by Directors and Officers are available on our website. We will provide any of the foregoing information without charge upon written request to our Corporate Secretary, Pfizer Inc., 66 Hudson Boulevard East, New York, NY 10001-2192. We will disclose any future amendments to, or waivers from, provisions of the Pfizer Policies on Business Conduct affecting our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and executive officers on our website as promptly as practicable, as may be required under applicable SEC and NYSE rules. Information relating to shareholder services, including the Computershare Investment Program, book-entry share ownership and direct deposit of dividends, is also available on our website.

FORWARD-LOOKING INFORMATION AND FACTORS THAT MAY AFFECT FUTURE RESULTS

This Form 10-K contains forward-looking statements. We also provide forward-looking statements in other materials we release to the public, as well as public oral statements. Given their forward-looking nature, these statements involve substantial risks, uncertainties and potentially inaccurate assumptions.

These statements may be identified by using words such as "will," "may," "could," "likely," "ongoing," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "assume," "target," "forecast," "guidance," "goal," "objective," "aim," "seek," "potential," "hope" and other words and terms of similar meaning or by using future dates.

We include forward-looking information in our discussion of the following, among other topics:

- our anticipated operating and financial performance, including financial guidance and projections;

- reorganizations, business plans, strategy, goals and prospects;

- expectations for our product pipeline, in-line products and product candidates, including anticipated regulatory submissions, data read-outs, study starts, approvals, launches, clinical trial results and other developing data; revenue contribution and projections; potential pricing and reimbursement; potential market dynamics, including demand, market size and utilization rates; and growth, performance, timing of exclusivity and potential benefits;

- strategic reviews, capital allocation objectives, dividends and share repurchases;

- plans for and prospects of our acquisitions, dispositions and other business development activities, and our ability to successfully capitalize on growth opportunities and prospects;

- sales, expenses, interest rates, foreign exchange rates and the outcome of contingencies, such as legal proceedings;

- expectations regarding the impact of or changes to existing or new government regulations or laws;

- our ability to anticipate and respond to and our expectations regarding the impact of macroeconomic, geopolitical, health and industry trends, pandemics, acts of war and other large-scale crises; and

- manufacturing and product supply.

In particular, forward-looking information in this Form 10-K includes statements relating to specific future actions, performance and effects, including, among others, the expected benefits of the organizational changes to our operations; our anticipated operating and financial performance; our ongoing efforts to respond to COVID-19; our expectations regarding the impact of COVID-19 on our business; the expected revenue, seasonality of demand and phasing for certain of our products; expected patent terms; the expected impact of patent expiries and generic and biosimilar competition; the expected pricing pressures on our products and the anticipated impact to our business; the benefits expected from our business development transactions, including our December 2023 acquisition of Seagen; the availability of raw materials; our efforts to develop plans to help mitigate the potential impact of tariffs on our business and operations; our anticipated cash flows and liquidity position; the anticipated costs, savings and potential benefits from certain of our initiatives, including our enterprise-wide Realigning our Cost Base Program, which we launched in October 2023, and our Manufacturing Optimization Program to reduce our cost of goods sold, which we announced in May 2024; our greenhouse gas emission reduction goals; our planned capital spending; and our capital allocation framework.

Given their nature, we cannot assure that any outcome expressed in these forward-looking statements will be realized in whole or in part. Actual outcomes may vary materially from past results and those anticipated, estimated, implied or projected. These forward-looking statements may be affected by underlying assumptions that may prove inaccurate or incomplete, or by known or unknown risks and uncertainties, including those described in this section, in the *Item 1A. Risk Factors* section or in MD&A.

Therefore, you are cautioned not to unduly rely on forward-looking statements, which speak only as of the date of this Form 10-K. We undertake no obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law. You are advised, however, to consult any further disclosures we make on related subjects.

Some of the factors that could cause actual results to differ are identified below, as well as those discussed in the *Item 1A. Risk Factors* section and within MD&A. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. The occurrence of any of the risks identified below, in the *Item 1A. Risk Factors* section, or within MD&A, or other risks currently unknown, could have a material adverse effect on our business, financial condition or results of operations, or we may be required to increase our accruals for contingencies. It is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties:

Risks Related to Our Business, Industry and Operations, and Business Development:

- the outcome of R&D activities, including the ability to meet anticipated pre-clinical or clinical endpoints, commencement and/or completion dates for our pre-clinical or clinical trials, regulatory submission dates, and/or regulatory approval and/or launch dates; the possibility of unfavorable pre-clinical and clinical trial results, including the possibility of unfavorable new pre-clinical or clinical data and further analyses of existing pre-clinical or clinical data; risks associated with preliminary, early stage or interim data; the risk that pre-clinical and clinical trial data are subject to differing interpretations and assessments, including during the peer review/publication process, in the scientific community generally, and by regulatory authorities; whether and when additional data from our pipeline programs will be published in scientific journal publications, and if so, when and with what modifications and interpretations; and uncertainties regarding the future development of our product candidates, including whether or when our product candidates will advance to future studies or phases of development or whether or when regulatory applications may be filed for any of our product candidates;

- our ability to successfully address comments received from regulatory authorities such as the FDA or the EMA, or obtain approval for new products and indications from regulators on a timely basis or at all;

- regulatory decisions impacting labeling, approval or authorization, including the scope of indicated patient populations, product dosage, manufacturing processes, safety and/or other matters, including decisions relating to emerging developments regarding potential product impurities; uncertainties regarding the ability to obtain or maintain, and the scope of, recommendations by technical or advisory committees, and the timing of, and ability to obtain, pricing approvals and product launches, all of which could impact the availability or commercial potential of our products and product candidates;

- claims and concerns that may arise regarding the safety or efficacy of in-line products and product candidates, including claims and concerns that may arise from the conduct or outcome of post-approval clinical trials, pharmacovigilance or Risk Evaluation and Mitigation Strategies, which could impact marketing approval, product labeling, and/or availability or commercial potential;

- the success and impact of external business development activities, including the ability to identify and execute on potential business development opportunities; the ability to satisfy the conditions to closing of announced transactions in the anticipated time frame or at all; the ability to realize the anticipated benefits of any such transactions in the anticipated time frame or at all; the potential need for and impact of additional equity or debt financing to pursue these opportunities, which has in the past and could in the future result in increased leverage and/or a downgrade of our credit ratings and could limit our ability to obtain future financing; challenges integrating the businesses and operations; disruption to business or operations relationships; risks related to growing revenues for certain acquired or partnered products; significant transaction costs; and unknown liabilities;

- competition, including from new product entrants, in-line branded products, generic products, private label products, biosimilars and product candidates that treat or prevent diseases and conditions similar to those treated or intended to be prevented by our in-line products and product candidates;

- the ability to successfully market both new and existing products, including biosimilars;

- difficulties or delays in manufacturing, sales or marketing; supply disruptions, shortages or stock-outs at our facilities or third-party facilities that we rely on; and legal or regulatory actions;

- the impact of public health outbreaks, epidemics or pandemics (such as COVID-19) on our business, operations and financial condition and results, including impacts on our employees, manufacturing, supply chain, sales and marketing, R&D and clinical trials;

- risks and uncertainties related to Comirnaty and Paxlovid or any potential future COVID-19 vaccines, treatments or combinations, including, among others, the risk that as the market for COVID-19 products remains endemic and seasonal, demand for our COVID-19 products has and may continue to be reduced or not meet expectations, which has in the past and may continue to lead to reduced revenues, excess inventory or other unanticipated charges; risks related to our ability to develop and commercialize variant adapted vaccines, combinations and/or treatments; uncertainties related to recommendations and coverage for, and the public's adherence to, vaccines, boosters, treatments or combinations; and potential third-party royalties or other claims related to Comirnaty and Paxlovid;

- trends toward managed care and healthcare cost containment, and our ability to obtain or maintain timely or adequate pricing or favorable formulary placement for our products;

- interest rate and foreign currency exchange rate fluctuations, including the impact of currency devaluations and monetary policy actions in countries experiencing high inflation or deflation rates;

- any significant issues involving our largest wholesale distributors or government customers, which account for a substantial portion of our revenues;

- the impact of the increased presence of counterfeit medicines, vaccines or other products in the pharmaceutical supply chain;

- any significant issues related to the outsourcing of certain operational and staff functions to third parties;

- any significant issues related to our JVs and other third-party business arrangements, including modifications or disputes related to supply agreements or other contracts with customers including governments or other payors;

- uncertainties related to general economic, political, business, industry, regulatory and market conditions including, without limitation, uncertainties related to the impact on us, our customers, suppliers and lenders and counterparties to our foreign-exchange and interest-rate agreements of challenging global economic conditions, such as inflation or interest rate fluctuations, and recent and possible future changes in global financial markets;

- the exposure of our operations globally to possible capital and exchange controls, economic conditions, expropriation, sanctions, tariffs and/or other restrictive government actions, changes in intellectual property legal protections and remedies, unstable governments and legal systems and inter-governmental disputes;

- the impact of disruptions related to climate change and natural disasters;

- any changes in business, political and economic conditions due to actual or threatened terrorist activity, geopolitical instability, political or civil unrest or military action, including the ongoing conflicts between Russia and Ukraine and in the Middle East and the resulting economic or other consequences;

- the impact of product recalls, withdrawals and other unusual items, including uncertainties related to regulator-directed risk evaluations and assessments, such as our ongoing evaluation of our product portfolio for the potential presence or formation of nitrosamines, and our voluntary withdrawal of all lots of Oxbryta in all markets where it is approved and any regulatory or other impact on Oxbryta and other sickle cell disease assets;

- trade buying patterns;

- the risk of an impairment charge related to our intangible assets, goodwill or equity-method investments;

- the impact of, and risks and uncertainties related to, restructurings and internal reorganizations, as well as any other corporate strategic initiatives and growth strategies, and cost-reduction and productivity initiatives, including any potential future phases, each of which requires upfront costs but may fail to yield anticipated benefits and may result in unexpected costs, organizational disruption, adverse effects on employee morale, retention issues or other unintended consequences;

- the ability to successfully achieve our climate-related goals and progress our environmental sustainability and other priorities;

Risks Related to Government Regulation and Legal Proceedings:

- the impact of any U.S. healthcare reform or legislation or any significant spending reduction or cost control efforts affecting Medicare, Medicaid, the 340B Program or other publicly funded or subsidized health programs, including the IRA, or changes in the tax treatment of employer-sponsored health insurance that may be implemented;

- U.S. federal or state legislation or regulatory action and/or policy efforts affecting, among other things, pharmaceutical product pricing, intellectual property, reimbursement or access to or recommendations for our medicines and vaccines, taxes or other restrictions on U.S. direct-to-consumer advertising; limitations on interactions with healthcare professionals and other industry stakeholders; as well as pricing pressures for our products as a result of highly competitive biopharmaceutical markets;

- legislation or regulatory action in markets outside of the U.S., such as China or Europe, including, without limitation, laws related to pharmaceutical product pricing, intellectual property, medical regulation, environmental protections, reimbursement or access, including, in particular, continued government-mandated reductions in prices and access restrictions for certain products to control costs in those markets;

- legal defense costs, insurance expenses, settlement costs and contingencies, including without limitation, those related to legal proceedings and actual or alleged environmental contamination;
- the risk and impact of an adverse decision or settlement and risk related to the adequacy of reserves related to legal proceedings;
- the risk and impact of tax related litigation and investigations;
- governmental laws, regulations and policies affecting our operations, including, without limitation, the IRA, as well as changes in such laws, regulations or policies, or their interpretation, including, among others, changes in tariffs, tax laws and regulations internationally and in the U.S., the adoption of global minimum taxation requirements outside the U.S. generally effective in most jurisdictions since January 1, 2024 and potential changes to existing tax laws, tariffs, or changes to other laws, regulations or policies in the U.S., including by the U.S. Presidential administration and Congress, as well as in other countries;

Risks Related to Intellectual Property, Technology and Cybersecurity:

- the risk that our currently pending or future patent applications may not be granted on a timely basis or at all, or any patent-term extensions that we seek may not be granted on a timely basis, if at all;
- risks to our products, patents and other intellectual property, such as: (i) claims of invalidity that could result in loss of patent coverage; (ii) claims of patent infringement, including asserted and/or unasserted intellectual property claims; (iii) claims we may assert against intellectual property rights held by third parties; (iv) challenges faced by our collaboration or licensing partners to the validity of their patent rights; or (v) any pressure from, or legal or regulatory action by, various stakeholders or governments that could potentially result in us not seeking intellectual property protection or agreeing not to enforce or being restricted from enforcing intellectual property rights related to our products, including Comirnaty and Paxlovid;
- any significant breakdown or interruption of our IT systems and infrastructure (including cloud services);
- any business disruption, theft of confidential or proprietary information, security threats on facilities or infrastructure, extortion or integrity compromise resulting from a cyber-attack, which may include those using adversarial AI techniques, or other malfeasance by, but not limited to, nation states, employees, business partners or others; and
- risks and challenges related to the use of software and services that include AI-based functionality and other emerging technologies.

PART I

ITEM 1. BUSINESS



ABOUT PFIZER

Pfizer Inc. is a research-based, global biopharmaceutical company. We apply science and our global resources to bring therapies to people that extend and significantly improve their lives through the discovery, development, manufacture, marketing, sale and distribution of biopharmaceutical products worldwide. We work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. We collaborate with healthcare providers, governments and local communities to support and expand access to reliable, affordable healthcare around the world. The Company was incorporated under the laws of the State of Delaware on June 2, 1942.

Most of our revenues come from the manufacture and sale of biopharmaceutical products. We believe that our medicines and vaccines provide significant value for healthcare providers and patients through improved treatment of diseases and improvements in health, wellness and productivity as well as by reducing other healthcare costs, such as emergency room visits or hospitalizations. We seek to enhance the value of our medicines and vaccines and actively engage in dialogues about how we can best work with patients, physicians and payors to prevent and treat disease and improve outcomes. We seek to maximize patient access and evaluate our pricing arrangements and contracting methods with payors to minimize adverse impact on our revenues within the current legal and pricing structures.

We are committed to fulfilling our purpose: *Breakthroughs that change patients' lives*. Our purpose fuels everything we do and reflects both our passion for science and our commitment to patients. Our core business principles are:

1. *Trust is Everything*
2. *Science Will Win*
3. *Disruption Calls for Innovation*
4. *Time is Life*
5. *Execution Makes the Difference.*

Our 2025 key priorities are:

1. *Improve R&D productivity with sharpened focus*
2. *Expand margins and maximize operational efficiency*
3. *Achieve commercial excellence in our key categories*
4. *Optimize capital allocation.*

We are committed to strategically capitalizing on growth opportunities, primarily by advancing our own product pipeline and maximizing the value of our existing products, but also through various business development activities. We view our business development activity as an enabler of our strategies and seek to generate growth by pursuing opportunities and transactions that have the potential to strengthen our business and our capabilities. We assess our business, assets and scientific capabilities/portfolio as part of our regular, ongoing portfolio review process and also continue to consider business development activities that will help advance our business strategy.

For a discussion of our strategy and our business development initiatives, see the *Overview of Our Performance, Operating Environment, Strategy and Outlook* section within MD&A and *Note 2*.

COMMERCIAL OPERATIONS

We manage our commercial operations through a global structure consisting of three operating segments, each led by a single manager: Biopharma, PC1 and Pfizer Ignite. Biopharma, our innovative science-based biopharmaceutical business, is engaged in the discovery, development, manufacture, marketing, sale and distribution of biopharmaceutical products worldwide. PC1 is our contract development and manufacturing organization and a leading supplier of specialty active pharmaceutical ingredients. Pfizer Ignite is an offering that provides strategic guidance and end-to-end R&D services to select innovative biotech companies that align with our R&D focus areas. Biopharma is the only reportable segment. Our commercial divisions market, sell and distribute our products, and global operating functions are responsible for the research, development, manufacturing and supply of our products. The commercial structure within our Biopharma reportable segment in 2024 was comprised of the Pfizer Oncology Division, the Pfizer U.S. Commercial Division, and the Pfizer International Commercial Division:

• Pfizer Oncology Division combined the U.S. Oncology commercial organizations, global Oncology marketing organizations and global and U.S. Oncology medical affairs from both Pfizer and Seagen (which we acquired in December 2023).
• Pfizer U.S. Commercial Division included the U.S. Primary Care and U.S. Specialty Care customer groups, the Chief Marketing Office, the Global Chief Medical Affairs Office and Global Access & Value.
• Pfizer International Commercial Division included the ex-U.S. commercial and medical affairs organizations covering Pfizer's entire product portfolio in all international markets.

As part of our continued focus on commercial execution, at the beginning of 2025, we made changes in our commercial structure, which included the transition of all activities within the Pfizer Oncology Division to other parts of Biopharma, among other changes. Specifically, within our Biopharma reportable segment, the U.S. Oncology commercial organization and the global Oncology marketing organization, which were part of the former Pfizer Oncology Division, are now part of the Pfizer U.S. Commercial Division. In 2025, the commercial structure within our Biopharma reportable segment is as follows:

Division	Description
Pfizer U.S. Commercial Division	Includes the U.S. commercial and medical affairs organizations covering Pfizer's entire product portfolio (excluding Oncology medical affairs which is part of global R&D), as well as the Global Access & Value and Global Chief Marketing Office organizations.
	Primary Care includes:
	• Internal medicine product portfolio of brands in cardiovascular metabolic, as well as brands that have experienced patent-based expirations or loss of regulatory exclusivity.
	• Migraine product portfolio.
	• Vaccines product portfolio across all ages with a pipeline focus on infectious diseases with significant unmet medical need, including COVID-19.
	• Treatment for COVID-19.
	Specialty Care includes:
	• Inflammation & immunology product portfolio of brands and biosimilars for chronic immune and inflammatory diseases.
	• Rare disease product portfolio of brands for a number of therapeutic areas with rare diseases, including amyloidosis, hemophilia and endocrine diseases.
	• Hospital product portfolio of sterile injectable and immunoglobulin medicines.
	Oncology includes:
	• Innovative oncology product portfolio of ADCs, small molecules, bispecifics and other immunotherapies that treat a wide range of cancers including certain types of breast cancer, genitourinary cancer and hematologic malignancies, as well as certain types of melanoma, gastrointestinal, gynecological and lung cancer.
	• Oncology biosimilars.
Pfizer International Commercial Division	Includes the ex-U.S. commercial and medical affairs organizations covering Pfizer's entire product portfolio in all international markets.

Select Primary Care, Specialty Care and Oncology products include:
• **Primary Care:**
  ◦ *Internal medicine*: Eliquis, as well as other brands that have experienced patent-based expirations or loss of regulatory exclusivity.
  ◦ *Migraine*: Nurtec ODT/Vydura and Zavzpret
  ◦ *Vaccines*: the Prevnar family, Comirnaty, Abrysvo, FSME/IMMUN-TicoVac, Nimenrix and Trumenba
  ◦ *Treatment for COVID-19*: Paxlovid
• **Specialty Care:**
  ◦ *Inflammation & immunology*: Xeljanz, Enbrel (outside the U.S. and Canada), Inflectra, Abrilada, Cibinqo, Litfulo, Eucrisa and Velsipity
  ◦ *Rare disease*: the Vyndaqel family, Genotropin, BeneFIX, Xyntha, Somavert, Ngenla and Hympavzi
  ◦ *Hospital*: Sulperazon, Zavicefta, Octagam, Zithromax, Medrol and Panzyga
• **Oncology:** Ibrance, Xtandi, Padcev, Adcetris, Inlyta, Lorbrena, Bosulif, Tukysa, Braftovi, Mektovi, Orgovyx, Elrexfio, Tivdak and Talzenna

For additional information on our operating segments and products, including product revenues, see *Note 17,* and for additional information on the key operational revenue drivers of our business, see the *Analysis of the Consolidated Statements of Operations* section within MD&A. For a discussion of the risks associated with our dependence on certain of our major products, see the *Item 1A. Risk Factors—Concentration* section.

RESEARCH AND DEVELOPMENT

R&D is at the heart of fulfilling our purpose to deliver breakthroughs that change patients' lives as we work to translate advanced science and technologies into the medicines and vaccines that may be the most impactful for patients. In addition to discovering and developing new products, our R&D efforts seek to add value to our existing products by improving their safety, efficacy and ease of dosing and by discovering potential new indications.

Our R&D Priorities and Strategy. Our R&D priorities include:

- delivering a pipeline of highly differentiated medicines and vaccines where we have a unique opportunity to bring the most important new therapies to patients in need;
- advancing our capabilities that can position us for long-term R&D leadership; and
- advancing new models for partnerships with creativity, flexibility and urgency to deliver innovation to patients as quickly as possible.

To that end, our R&D primarily focuses on our main therapeutic areas, which are oncology, internal medicine (including cardiovascular and migraine), vaccines and inflammation and immunology.

While a significant portion of our R&D is internal, we also seek promising chemical and biological lead molecules and innovative technologies developed by others to incorporate into our discovery and development processes or projects, as well as our portfolio. We do so by entering into collaboration, alliance and license agreements with universities, biotechnology companies and other firms as well as through acquisitions and investments. These arrangements allow us to share knowledge, risk and cost. They also enable us to access external scientific and technological expertise, as well as provide us the opportunity to advance our own products and in-licensed or acquired products. For information on certain of these collaborations, alliances and license arrangements and investments, see *Note 2*.

Our R&D Operations. In 2024, we continued to enhance our global R&D operations and pursued strategies to improve R&D productivity and advance a sustainable and value-creating pipeline. Oncology was organized in an end-to-end Oncology R&D (ORD) organization, spanning discovery to late-phase clinical development. Pfizer Research and Development (PRD) managed the same for our remaining therapeutic areas in addition to certain platform organizations. Effective January 1, 2025, ORD and PRD were consolidated into a single R&D organization to further strengthen Pfizer's capabilities and leadership in discovering and developing breakthrough medicines and vaccines. As part of these changes, we are now evaluating how our simplified structure and sharpened focus might lead to improvements in productivity and potential efficiencies. We expect any potential savings identified through these efforts to be reinvested in our R&D portfolio.

We manage R&D operations on a total-company basis through the organizations described above. The Portfolio Management Team (PMT), currently chaired by our Chief Strategy and Innovation Officer, Executive Vice President, is accountable for aligning resources across R&D, and for helping to ensure optimal capital allocation across the R&D portfolio. We believe that this approach also serves to maximize accountability and flexibility.

We do not disaggregate total R&D expense by development phase or by therapeutic area since, as described above, we manage our R&D strategy and operations collectively under the governance of the PMT and do not manage our R&D operational spend independently by development phase or by therapeutic area. Further, as we are able to adjust a significant portion of our spending quickly, we believe that any prior-period information about R&D expense by development phase or by therapeutic area would not necessarily be representative of future spending.

For additional information on our R&D operations, including R&D related costs and expenses, see the *Costs and Expenses—Research and Development Expenses* section within MD&A and *Note 17*.

Our R&D Pipeline. The process of drug, vaccine and biological product discovery from initiation through development and to potential regulatory approval is lengthy and can take more than ten years. As of February 4, 2025, we had the following number of projects in various stages of R&D:


Discovery Projects
Phase 1
51
Phase 2
27
Phase 3
32
Registration
5
Total
115
Experimental products tested for first time in human clinical trials
Trials focused on product's effectiveness, ideal dosage and delivery method
Randomized trials to test results of earlier trials on larger populations to analyze risks and benefits
Applications filed with appropriate regulatory authorities when trial results warrant

Development of a single compound is often pursued as part of multiple programs. While our product candidates may or may not receive regulatory approval, new candidates entering clinical development phases are the foundation for future products. Information concerning several of our drug, vaccine and biological candidates in development, as well as supplemental filings for existing products, is set forth in the *Product Developments* section within MD&A. The discovery and development of drugs, vaccines and biological products are time consuming, costly and unpredictable.

For information on the risks associated with R&D, see the *Item 1A. Risk Factors—Research and Development* section.

COLLABORATION AND CO-PROMOTION AGREEMENTS

We use collaboration and/or co-promotion arrangements to enhance our development, R&D, sales and distribution of certain biopharmaceutical products, which include, among others, the following:

- **Comirnaty** is an mRNA-based coronavirus vaccine to help prevent COVID-19, which is being jointly developed and commercialized with BioNTech. Pfizer and BioNTech equally share the costs of development for the Comirnaty program. Comirnaty has been granted an approval or an authorization in many countries around the world in populations varying by country. We also share gross profits equally from commercialization of Comirnaty (excluding China, Hong Kong, Macau and Taiwan, where we do not have rights), subject to regulatory authorizations or approvals market by market. For discussion on Comirnaty, see the *Overview of Our Performance, Operating Environment, Strategy and Outlook—COVID-19* section within MD&A.

- **Eliquis** (apixaban) is part of the Novel Oral Anticoagulant market and was jointly developed and commercialized with BMS as an alternative treatment option to warfarin in appropriate patients. We fund between 50% and 60% of all development costs depending on the study, and profits and losses are shared equally except in certain countries where we commercialize Eliquis and pay a percentage of net sales to BMS. In certain smaller markets we have full commercialization rights and BMS supplies the product to us at cost plus a percentage of the net sales to end-customers.

- **Xtandi** (enzalutamide) is an androgen receptor inhibitor that blocks multiple steps in the androgen receptor signaling pathway within tumor cells that is being developed and commercialized in collaboration with Astellas. We share equally in the gross profits and losses related to U.S. net sales and also share equally all Xtandi commercialization costs attributable to the U.S. market, subject to certain exceptions. In addition, we share certain development and other collaboration expenses. For international net sales we receive royalties based on a tiered percentage.

- **Orgovyx** (relugolix) is an oral gonadotropin-releasing hormone (GnRH) receptor antagonist for the treatment of adult patients with advanced prostate cancer that is being developed and commercialized with SMPS. The companies equally share profits and allowable expenses in the U.S. for Orgovyx. Pfizer does not have rights outside of this market. Separately, in December 2024, the companies terminated their collaboration with respect to the relugolix combination tablet.

- **Padcev** (enfortumab vedotin-ejfv) is a first-in-class ADC that is directed to Nectin-4, a protein located on the surface of cells and highly expressed in bladder cancer, that is being co-developed and jointly commercialized with Astellas. In the U.S., Padcev has been approved for use with Keytruda (pembrolizumab) for adult patients with locally advanced or metastatic urothelial cancer. Other approvals and indications for Padcev vary by market. In the U.S., Pfizer and Astellas jointly promote, and we record net sales and are responsible for all U.S. distribution activities for Padcev. The companies each bear the costs of their own sales organizations in the U.S., and equally share certain other costs associated with commercializing and any profits realized for Padcev in the U.S. Outside the U.S., we have commercialization rights in all countries in North and South America, and Astellas has commercialization rights in the rest of the world. The agreement between us and Astellas provides that the companies will effectively equally share in profits realized in markets outside of the U.S. through: (i) a costs-incurred and profit-sharing mechanism based on product sales and costs of commercialization in certain markets and (ii) a royalty-payment mechanism intended to approximate an equal profit share for both parties in the remaining markets.

- **Adcetris** (brentuximab vedotin) is being developed and commercialized in collaboration with Takeda. Pfizer has commercialization rights for Adcetris in the U.S. and its territories and in Canada. Takeda has commercialization rights in the rest of the world and pays Pfizer a royalty based on a percentage of Takeda's net sales of Adcetris in its licensed territories, based on annual net sales tiers.

In addition, we have collaboration and/or co-promotion arrangements with respect to certain other biopharmaceutical products, including, among others, certain of those described in the *Item 1. Business—Patents and Other Intellectual Property Rights* section.

Revenues associated with these arrangements are included in *Alliance revenues* (except in certain markets where we have direct sales and except for the majority of revenues for Comirnaty and Padcev, which are included in *Product revenues*). In addition, we have collaboration arrangements for the development and commercialization of certain pipeline products that are in development stage, including, among others certain of those described in the *Product Developments* section within MD&A. For further discussion of collaboration and co-promotion agreements, see the *Item 1. Business—Patents and Other Intellectual Property Rights* section, the *Item 1A. Risk Factors—Collaborations and Other Relationships with Third Parties* section and *Notes 2* and *17*.

INTERNATIONAL OPERATIONS

Our operations are conducted globally, and we supply our medicines and vaccines to approximately 200 countries and territories. Emerging markets are an important component of our strategy for global leadership, and our commercial structure recognizes that the demographics and rising economic power of the fastest-growing emerging markets are becoming more closely aligned with the profile found within developed markets. Urbanization and the rise of the middle class in emerging markets provide potential growth opportunities for our products.

Revenues from operations outside the U.S. of $24.9 billion, $31.4 billion and $57.9 billion accounted for 39%, 53% and 57% of *Total revenues* in 2024, 2023 and 2022, respectively. Revenues exceeded $500 million in each of 11, 14 and 24 countries outside the U.S. in 2024, 2023 and 2022, respectively. The decrease in the number of countries exceeding $500 million in revenues from 2023 to 2024 was primarily driven by decreases in international revenues related to Comirnaty and Paxlovid. As a percentage of *Total revenues*, China was our largest market outside the U.S. (representing 4% of total revenues) in 2024, and Japan was our largest market outside the U.S. in 2023 and 2022 (representing 6% and 8% of total revenues, respectively). For a geographic breakdown of *Total revenues*, see the *Total Revenues by Geography* section within MD&A and *Note 17B*.

Our international operations are subject to risks inherent in carrying on business in other countries. See the *Item 1A. Risk Factors—Global Operations* and *Item 1. Business—Government Regulation and Price Constraints* sections.

SALES AND MARKETING

Our prescription biopharmaceutical products are sold principally to wholesalers, but we also sell directly to retailers, hospitals, clinics, government agencies and pharmacies. Our vaccines in the U.S. are primarily sold directly to the federal government (including the CDC), wholesalers, individual provider offices, retail pharmacies and integrated delivery systems. Our vaccines outside the U.S. are primarily sold to government and non-government institutions. Certain of these government contracts may be renegotiated or terminated at the discretion of a government entity. For more information, see *Note 1G* and Note *17C*.

We also seek to gain access for our products on formularies, which are lists of approved medicines available to members of healthcare programs or PBMs in the U.S. Insurers and PBMs who design and negotiate formularies on their behalf use various benefit designs, such as tiered co-pays for formulary products, to drive utilization of products in preferred formulary positions, typically in exchange for a discount off the price of the medicine in the form of a rebate agreement. We may also work with payors on disease management programs that help to develop tools and materials to educate patients and physicians on key disease areas. For information on our significant customers, see *Note 17C*.

We promote our products to healthcare providers and patients consistent with applicable laws. Through our marketing organizations, we explain the approved uses, benefits and risks of our products to healthcare providers and patients and, in the U.S., to MCOs that provide insurance coverage, such as hospitals, integrated delivery systems, PBMs and health plans; and employers and government agencies who hire MCOs to provide health benefits to their employees. In the U.S. and select international markets, we market directly to consumers through direct-to-consumer advertising that seeks to communicate the approved uses, benefits and risks of our products while motivating people to have meaningful conversations with their doctors. In addition, we sponsor general advertising to educate the public on disease awareness, prevention and wellness, important public health issues and our patient assistance programs.

As part of our commitment to engaging our customers in a manner they prefer, we take an omnichannel approach, including both virtual and in person interactions, and see generally positive customer response to both approaches.

PATENTS AND OTHER INTELLECTUAL PROPERTY RIGHTS

Patents. We own or have co-promotion and/or license rights related to a number of patents covering pharmaceutical and other products, their uses, formulations, and product manufacturing processes.

Patents for individual products extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. The scope of protection afforded by a patent can vary from country to country and depends on the patent type, the scope of its patent claims and the availability of legal remedies. Patent term extensions (PTE) may be available in some countries to compensate for a loss of patent term due to delay in a product's approval due to the regulatory requirements, while patent term adjustment may be available in some countries to compensate for administrative delays during prosecution of patents. One of the primary considerations in limiting our operations in some countries outside the U.S. is the lack of effective intellectual property protection for our products, although international and U.S. free trade agreements have included some global protection of intellectual property rights. See the *Item 1. Business—Government Regulation and Price Constraints* section.

In various markets, a period of regulatory exclusivity may be provided for drugs or vaccines upon approval. The scope and term of such exclusivity will vary but, in general, the period will run concurrently with the term of any existing patent rights associated with the drug at the time of approval.

Based on current sales and other factors, and considering the competition with products sold by our competitors, the patent rights we consider most significant in relation to our business as a whole, together with the year in which the basic product patent expires, are as follows:

Product	U.S. Basic Product Patent Expiration Year[1]	Major Europe Basic Product Patent Expiration Year[1]	Japan Basic Product Patent Expiration Year[1]
Inlyta	2025	2025	2025
Xeljanz	2026	2028[2]	2025
Prevnar 13/Prevenar 13	2026	[3]	2029
Eliquis	2026[4]	2026[5]	2026
Ibrance	2027	2028	2028
Xtandi[6]	2027	[6]	[6]
Vyndaqel/Vyndamax/Vynmac	2025[7] (2028 pending PTE)	2026	2026/2029[8]
Nurtec ODT/Vydura	2030 (2034 pending PTE)	2035	2030[9]
Braftovi[10]	2030 (2031 pending PTE)	[10]	[10]
Mektovi[10]	2026 (2027 pending PTE)[11]	[10]	[10]
Talzenna	2029 (2032 pending PTE)	2034	2029 (2034 pending PTE)
Lorbrena	2033	2034	2036
Padcev[12]	2033	[12]	[12]
Tukysa[13]	2031 (2034 pending PTE)	2031	2026[9]
Zavzpret	2031 (2034 pending PTE)	2031[9]	2031[9]
Velsipity	2030 (2035 pending PTE)	2029 (2034 pending SPC)	2029[9]
Prevnar 20/Apexxnar	2033 (2035 pending PTE)	2037	2033 (2038 pending PTE)
Ngenla[14]	2035[2]	2032[2]	2030[2]
Cibinqo	2034 (2036 pending PTE)	2036	2038
Tivdak[15]	2033[2]	[15]	[15]
Litfulo	2034 (2037 pending PTE)	2038	2039
Abrysvo	2036 (2037 pending PTE)	[16]	2036 (2039 pending PTE)
Elrexfio	2036 (2037 pending PTE)	2036 (2038 pending SPC)	2036 (2038 pending PTE)
Hympavzi	2036 (2038 pending PTE)	[16]	2036

Product	U.S. Basic Product Patent Expiration Year[1]	Major Europe Basic Product Patent Expiration Year[1]	Japan Basic Product Patent Expiration Year[1]
Comirnaty[17]	2041	[18][19]	2041
Paxlovid	2041	2041	2041

[1] Unless otherwise indicated, the years pertain to the basic product patent expiration, including granted PTEs, supplementary protection certificates (SPC) or pediatric exclusivity periods. SPCs are included when granted in three out of five major European markets (France, Germany, Italy, Spain and the U.K.). Noted in parentheses is the projected year of expiry of the earliest pending patent term extension in the U.S. or Japan and/or SPC application in Europe, the term of which, if granted, may be shorter than originally requested due to a number of factors. In some instances, there are later-expiring patents relating to our products which may or may not protect our product from generic or biosimilar competition after the expiration of the basic patent.

[2] Expiry is provided by regulatory exclusivity in this market.

[3] The Europe patent that covers the combination of the 13 serotype conjugates of Prevenar 13 was revoked following an opposition and has now been withdrawn. There are other Europe patents and pending applications covering the formulation, various aspects of the manufacturing process, and the combination of serotype conjugates of Prevenar 13 that remain in force.

[4] Eliquis was developed and is being commercialized in collaboration with BMS. In the U.S., we and BMS previously settled certain patent litigations with a number of generic companies permitting their launch of a generic version of Eliquis on April 1, 2028 (the settled generic companies). We continued to litigate against three remaining generic companies and following the resolution of the litigation in our favor, the three generic companies are not permitted to launch their products until the 2031 expiration date of the formulation patent. Both the composition of matter patent expiring in November 2026 and the formulation patent expiring in 2031 may be subject to future challenges. While we cannot predict the outcome of any potential future litigation, there are certain potential alternatives that might occur which could potentially permit generic launch prior to April 1, 2028: (i) if the formulation patent is held invalid or not infringed in future litigation, through appeal, the settled generic companies and any successful future litigant would be permitted to launch on November 21, 2026; or (ii) if both patents are held invalid or not infringed in future litigation, through appeal, the settled generic companies and any successful future litigant could launch products immediately upon such an adverse decision. Refer to *Note 16A1* for more information.

[5] On October 31, 2023, the U.K. Supreme Court refused BMS's permission to appeal in relation to the judgment that found the apixaban basic product patent and associated SPC invalid. Additional challenges are pending in other jurisdictions.

[6] Xtandi is being developed and commercialized in collaboration with Astellas, which has exclusive commercialization rights for Xtandi outside the U.S. Pfizer receives tiered royalties as a percentage of international Xtandi net sales.

[7] Interim patent term extension requests have been granted extending the expiry from December 2024 to December 2025 and Pfizer has filed applications for patent term extension to 2028.

[8] Vyndaqel (tafamidis meglumine) basic patent expiry in Japan is August 2026 for treatment of polyneuropathy. Vynmac (tafamidis) was approved in Japan for treatment of cardiomyopathy with regulatory exclusivity expiring in March 2029.

[9] Product not yet approved or authorized in this market.

[10] We have exclusive rights to Braftovi and Mektovi in the U.S., Canada and certain emerging markets. Pierre Fabre has exclusive rights to commercialize both products in Europe and Ono has exclusive rights to commercialize both products in Japan. We receive royalties from Pierre Fabre and Ono on sales of Braftovi and Mektovi in a majority of markets outside the U.S.

[11] Mektovi U.S. expiry is provided by a composition of matter patent. Interim patent term extension requests have been granted extending the expiry from March 2025 to March 2026 and Pfizer has filed an application for patent term extension to 2027. Other U.S. patents remain in force beyond the composition of matter patent expiry. Those patents have been challenged in litigation. Refer to *Note 16A1* for more information.

[12] Padcev is being commercialized in collaboration with Astellas. Pfizer has co-promotion rights in the U.S. Outside the U.S., Pfizer has commercialization rights in all countries in North and South America, and Astellas has commercialization rights in the rest of the world, including Europe, Asia, Australia and Africa.

[13] In September 2020, Seagen and Merck began a collaboration to commercialize Tukysa. As of December 31, 2023, this collaboration ended and all commercialization rights were returned to Seagen (Pfizer).

[14] Ngenla is being developed in collaboration with OPKO Health, Inc.

[15] Tivdak is commercialized in collaboration with Genmab. Pfizer has co-promotion rights in the U.S. Outside the U.S., Genmab has the sole right to promote Tivdak for second-line plus mCC and has co-promotion rights for other indications in all territories except certain territories where Zai Lab Limited (Zai Lab) has commercialization rights (mainland China, Hong Kong, Macau, and Taiwan). Pfizer and Genmab equally share all costs and profits for Tivdak in the U.S., Europe, China (including the payments from Zai Lab described below), and Japan; provided that Genmab will be solely responsible for all costs of development, manufacturing and commercialization of second-line plus mCC outside the U.S. and the Zai Lab territories. Genmab will pay Pfizer a royalty-based percentage of aggregate net sales of Tivdak for second-line plus mCC outside the U.S. and the Zai Labs territories. In markets outside the U.S. other than Europe, China, and Japan, Pfizer will pay Genmab a royalty based on a percentage of aggregate net sales of Tivdak for indications other than second-line plus mCC. Further, pursuant to the agreement with Zai Lab, Pfizer is entitled to receive potential development, regulatory and commercial milestone payments, and tiered royalties on net sales of Tivdak in the Zai Lab territories, which will be shared equally with Genmab.

[16] The basic product patent application has been filed in this market. If granted, a full term is expected in this market.

[17] Product is being commercialized in collaboration with BioNTech. The Comirnaty trademark covers marketed variants.

[18] The basic product patent has been granted in the U.K. and expires in 2041. In the other major markets, a patent application has been filed. If granted, a full term is expected.

[19] Pfizer does not have co-promotion rights for this product in Germany.

For information regarding profit sharing and royalty arrangements for certain of these products, see *Item 1. Business—Collaboration and Co-Promotion Agreements*.

Loss of Intellectual Property Rights. The loss, expiration or invalidation of intellectual property rights, patent litigation settlements and judgments and the expiration of co-promotion and licensing rights can have a material adverse effect on our revenues. Once patent protection has expired or has been lost prior to the expiration date as a result of a legal challenge, we typically lose market exclusivity on these products, and generic and biosimilar pharmaceutical manufacturers generally produce identical or highly similar products and sell them for a lower price. The date at which generic or biosimilar competition commences may be different from the date that the patent or regulatory exclusivity expires. However, when generic or biosimilar competition does commence, the resulting price competition can substantially decrease our revenues for the impacted products, often in a very short period of time. Also, if one of our product-related patents is found to be invalid by judicial, court, regulatory or administrative proceedings, generic or biosimilar products could be introduced, resulting in the erosion of sales of our existing products. Additionally, we could be subject to claims that our intellectual property rights infringe third party patents.

Certain of our products have experienced patent-based expirations or loss of regulatory exclusivity in certain markets in the last few years, and we expect certain products to face increased generic competition over the next few years. While additional patent-based or regulatory exclusivity

expiries will continue, we expect a moderate impact of reduced revenues due to patent expiries in 2025 and anticipate a more significant impact of reduced revenues from patent-based or regulatory exclusivity expiries in 2026 through 2030 as several of our in-line products experience these expirations. There is no assurance that a particular product will maintain market exclusivity for the full time period that appears in the estimates included in this Form 10-K or that we assume when we provide our financial guidance. For additional information on the impact of loss of patent-based exclusivity or regulatory exclusivity on our revenues, see the *Overview of Our Performance, Operating Environment, Strategy and Outlook—Our 2023 Performance* section within MD&A.

We continue to vigorously defend our patent rights against infringement, and we will continue to support efforts that strengthen worldwide recognition of patent rights while taking necessary steps to help ensure appropriate patient access. See the *Item 1A. Risk Factors—Competitive Products, —Intellectual Property Protection* and *—Third-Party Intellectual Property Claims* sections and *Note 16A1*.

Trademarks. Our products are sold under brand-name and logo trademarks and trade dress. Registrations generally are for fixed, but renewable, terms and protection is provided in some countries for as long as the mark is used while in others, for as long as it is registered. Protecting our trademarks is of material importance to us.

COMPETITION

Our business is conducted in intensely competitive and highly regulated markets. Many of our products face competition in the form of branded or generic drugs or biosimilars that treat similar diseases or indications. The principal forms of competition include efficacy, safety, ease of use and cost. Though the means of competition vary among our products, demonstrating the value of our products is a critical factor for success.

We compete with other companies that manufacture and sell products that treat or prevent diseases or indications similar to those treated or prevented by our major products. These competitors include other worldwide research-based biopharmaceutical companies, smaller research companies with more limited therapeutic focus and generic drug and biosimilar manufacturers. Our competitors also may devote substantial funds and resources to R&D and their successful R&D could result in erosion of the sales of our existing products and potential sales of our products in development, as well as product obsolescence. In addition, several of our competitors operate without large R&D expenses and make a regular practice of challenging our product patents before their expiration.

To help address competitive trends we continually emphasize innovation, which is underscored by our multi-billion-dollar investment in R&D, as well as our business development transactions, both designed to result in a strong and differentiated product pipeline. Our investment in research continues even after drug or vaccine approval as we seek to further demonstrate the value of our products for the conditions they treat or prevent, as well as investigating potential new applications. We educate patients, physicians, payors and global health authorities on the benefits and risks of our medicines and vaccines, and seek to continually enhance the organizational effectiveness of our biopharmaceutical functions, including our efforts to effectively launch and market our products to our customers.

Operating conditions have also shifted as a result of increased global competitive pressures, industry regulation and cost containment. We continue to evaluate, adapt and improve our organization and business practices in an effort to better meet customer and public needs. We believe that we have taken an industry-leading role in evolving our ethical approaches to U.S. direct-to-consumer advertising, interactions with, and payments to, healthcare professionals and medical education grants. We also continue to support programs to help address patient affordability and access barriers, as we strive to advance fundamental health system change through our support for better healthcare solutions. For example, our *Accord for a Healthier World* program aims to provide our full portfolio of patented and off-patent medicines and vaccines for which Pfizer holds global rights on a not-for-profit basis to 1.2 billion people living in 45 lower-income countries around the world.

Our vaccines have and may continue to face competition, including from the introduction of alternative vaccines or “next-generation” vaccines prior to or after the expiration of their patents, which may adversely affect our future results.

Our biosimilars, which include biosimilars of certain inflammation & immunology and oncology biologic medicines, compete with branded products from competitors, as well as other generics and biosimilars manufacturers. We seek to maximize the opportunity to establish a “first-to-market” or early market position for our biosimilars to provide customers a lower-cost alternative immediately when available and also to potentially provide us with higher levels of sales and profitability until other competitors enter the market.

Generic Products. Generic pharmaceutical manufacturers pose one of the biggest competitive challenges to our branded small molecule products because they can market a competing version of our product after the expiration or loss of our patent protection and often charge much less. Several competitors regularly challenge our product patents before their expiration. Generic competitors often operate without large R&D expenses, as well as without costs of conveying medical information about products to the medical community. In addition, the approval process in the U.S. and in the EU exempts generics from costly and time-consuming clinical trials to demonstrate their safety and efficacy, allowing generic manufacturers to rely on the safety and efficacy data of the innovator product. In China, for example, given the expansion of the QCE process and continuation of the VBP program, we expect to continue to face intensified competition by certain generic manufacturers in 2025 and beyond, which has and may continue to result in price cuts and volume loss of some of our products. In addition, generic versions of competitors’ branded products have and may continue to compete with our products.

Commercial and government payors typically encourage the use of generics as alternatives to brand-name drugs in their healthcare programs, including Medicaid in the U.S., and U.S. laws generally allow, and in some cases require, pharmacists to substitute generic drugs for brand-name drugs. In a small subset of states, prescribing physicians are able to expressly prevent such substitution. Similar rules also apply in several EU member states, where national authorities typically encourage and incentivize the use of generic products.

Biosimilars. Certain of our biologic products, including Enbrel (we market Enbrel outside the U.S. and Canada), already face, or may face in the future, competition from biosimilars (also referred to as follow-on biologics). Biosimilars are versions of biologic medicines that have been developed and proven to be highly similar to the original biologic in terms of safety and efficacy and that have no clinically meaningful differences in safety, purity or potency. Biosimilars have the potential to offer high-quality, lower-cost alternatives to innovative biologic medicines. In the U.S., biosimilars referencing innovative biologic products are approved by the FDA under the U.S. Public Health Service Act, whereas in the EU the EMA is responsible for evaluating the majority of applications for biosimilars through the centralized procedure.

PRICING PRESSURES AND MANAGED CARE ORGANIZATIONS

Commercial Pricing Pressures. Pricing and access pressures in the commercial sector continue to be significant. Overall, there is increasing pressure on U.S. providers to deliver healthcare at a lower cost and to ensure that those expenditures deliver demonstrated value in terms of health outcomes. Many employers have adopted or make available high deductible health plans, which can increase out-of-pocket costs for

medicines, or are using utilization management tools or limiting access on formularies. This trend is likely to continue. Private third-party payors, such as health plans, increasingly challenge pharmaceutical product pricing, which could result in lower prices, lower reimbursement rates for payors and a reduction in demand for our products, including denial of coverage of our products, if lower cost alternatives are available. Payors often require significant discounts, or rebates, from our prices in exchange for more favorable formulary placement. Pricing pressures also may occur as a result of highly competitive biopharmaceutical markets and increasing concentration of insurers and PBMs. Healthcare provider purchasers, directly or through group purchasing organizations, are seeking enhanced discounts or implementing more rigorous bidding or purchasing review processes.

We believe medicines and vaccines are the most efficient and effective use of healthcare dollars based on the value they deliver to the overall healthcare system. We work with law makers and advocate for solutions that effectively improve patient health outcomes, lower costs to the healthcare system, and help ensure access to medicines and vaccines within an efficient and affordable healthcare system. This includes assessing our go-to market model to help address patient affordability challenges. We have engaged with major payors and the U.S. government to explore opportunities to improve access and reimbursement in an effort to drive pro-patient policies. In addition, in response to the evolving U.S. and global healthcare spending landscape, we work with health authorities, health technology assessment and quality measurement bodies and major U.S. payors throughout the product-development process to better understand how these entities value our compounds and products. Further, we are developing stronger support designed to demonstrate the value of the medicines and vaccines that we discover or develop, register and manufacture.

For information on government pricing pressures, see the *Item 1. Business—Government Regulation and Price Constraints* and *Item 1A. Risk Factors—Pricing and Reimbursement* sections.

Managed Care Organizations. The evolution of managed care in the U.S. has been a major factor in the competitiveness of the healthcare marketplace. Approximately 317 million people in the U.S. now have some form of health insurance coverage, and the marketing of prescription drugs and vaccines to both consumers and the entities that manage coverage in the U.S. continues to grow in importance. In particular, the influence of MCOs has increased in recent years due to the growing number of patients receiving coverage through MCOs. At the same time, consolidation in the MCO industry has resulted in fewer, even larger MCOs, which enhances those MCOs' ability to negotiate lower pricing and further increases their importance to our business. Since MCOs purport to seek to contain and reduce healthcare expenditures, their growing influence has increased downward pressure on drug prices, as well as negatively impacted revenues.

MCOs and their PBMs typically negotiate prices with pharmaceutical providers by using formularies (which are lists of approved medicines available to MCO members), clinical protocols (which require prior authorization for a branded product if a generic product is available or require the patient to first fail on one or more generic products before permitting access to a branded medicine), long-term contracts and their ability to influence volume and market share of prescription drugs. In addition, by placing branded medicines on higher-tier or non-preferred status in their formularies, MCOs transfer to the patient higher patient out-of-pocket expenses. This financial disincentive is a tool for MCOs to manage drug costs and channel patients to medicines preferred by the MCOs. We expect payment reforms for MCOs will continue to evolve with increased emphasis on expanded participation and on removing barriers to equitable healthcare.

The breadth of the products covered by formularies can vary considerably from one MCO to another, and many formularies include alternative and competitive products for treatment of particular medical problems. MCOs emphasize primary and preventive care, out-patient treatment and procedures performed at doctors' offices and clinics as ways to manage costs. Hospitalization and surgery, typically the most expensive forms of treatment, are carefully managed, and drugs that can help in chronic care management and reduce the need for hospitalization, professional therapy or surgery may become favored first-line treatments for certain diseases. At the same time, MCOs may seek to exclude high-cost drugs from formularies in their efforts to manage and lower their costs.

Exclusion of a product from a formulary or other restrictions can significantly impact drug usage in the MCO or PBM managed patient population and beyond. Consequently, pharmaceutical companies compete to gain access to formularies for their products, typically on the basis of unique product features, such as greater efficacy, better patient ease of use, or fewer side effects, as well as the overall cost of the therapy. We continue to seek to ensure that our major products are included on MCO formularies. However, our branded products are increasingly being placed on the higher tiers or in a non-preferred status. Continuing efforts by managed care entities to contain or reduce costs of healthcare and/or impose price controls may adversely affect demand for our products and our financial performance. See the *Item 1A. Risk Factors—Managed Care Trends* section.

RAW MATERIALS

We procure raw materials essential to our business from numerous suppliers worldwide. In general, these materials have been available in sufficient quantities to support our demand and in many cases are available from multiple suppliers. We do not anticipate the availability of raw materials to have a significant impact on our operations in 2025, but are monitoring potential supply chain disruptions as a result of ongoing geopolitical and trade negotiations, which could, among other things, impact costs. We are continuing to monitor and implement mitigation strategies to reduce any potential risk or impact including active supplier management, qualification of additional suppliers and advanced purchasing to the extent possible.

GOVERNMENT REGULATION AND PRICE CONSTRAINTS

We are subject to extensive regulation by government authorities in the countries in which we do business. This includes laws and regulations governing the operations of biopharmaceutical companies, such as the approval, manufacturing and marketing of products, pricing (including discounts and rebates) and price reporting, interactions with healthcare professionals, institutions, and referral sources, reporting of remuneration provided to healthcare providers and academic medical centers, financial assistance provided to patients, clinical research, data privacy and information security, among others. These laws and regulations may require administrative guidance for implementation, and a failure to comply could subject us to legal and/or administrative actions. Enforcement measures may include substantial fines and/or penalties, orders to stop non-compliant activities, criminal charges, warning letters, product recalls or seizures, delays in product approvals, exclusion from participation in government programs or contracts as well as limitations on conducting business in applicable jurisdictions, and could result in harm to our reputation and business. See *Note 16A*. Compliance with these laws and regulations is costly, and requires significant technical expertise and capital investment to ensure compliance.

In the U.S.

Drug and Biologic Regulation. The FDA, pursuant to the FFDCA, the Public Health Service Act and other federal statutes and regulations, extensively regulates pre- and post-marketing activities related to our biopharmaceutical products and devices. The statutes and regulations govern areas such as safety and efficacy, clinical trials, advertising and promotion, quality control, manufacturing, labeling, distribution, post-marketing safety surveillance and reporting, and record keeping. Other U.S. federal agencies, including the DEA, may also regulate certain of our products and activities.

For a biopharmaceutical company to market a drug or a biologic product, including vaccines, the FDA must evaluate whether the product is safe and effective for its intended use. Absent statutory exclusivity for a competing product, if the FDA determines that the drug or biologic is safe and effective, the FDA generally will approve the product's NDA or BLA (or supplemental NDA or supplemental BLA), as appropriate.

A drug or biologic may be subject to post marketing commitments, which are studies or clinical trials that the product sponsor agrees to conduct, or post marketing requirements, which are studies or clinical trials that are required as a condition of approval. In addition, we are also required to report adverse events and comply with cGMPs (the FDA regulations that govern all aspects of manufacturing quality for pharmaceuticals) and the Drug Supply Chain Security Act (the law that, among other things, sets forth requirements related to product tracing, product identifiers and verification for manufacturers, wholesale distributors, third-party logistics providers, re-packagers and dispensers to facilitate the tracing of product through the pharmaceutical distribution supply chain), as well as advertising and promotion regulations. See the *Item 1A. Risk Factors—Development, Regulatory Approval and Marketing of Products* and *—Post-Authorization/Approval Data* sections.

We are also responsible for monitoring, reviewing, and the periodic reporting of adverse drug experience, or pharmacovigilance, including information received from any source, such as commercial marketing experience, postmarketing clinical investigations, postmarketing epidemiological or surveillance studies, reports in the scientific literature, and unpublished scientific papers.

In the context of public health emergencies, like the COVID-19 pandemic, we may apply to the FDA for an EUA which, if granted, allows for the distribution and use of our products during the declared emergency, in accordance with the conditions set forth in the EUA, unless the EUA is terminated by the government. Although the criteria for an EUA differ from the criteria for approval of an NDA or BLA, EUAs nevertheless require the development and submission of data to satisfy the relevant FDA standards, and a number of ongoing obligations. The FDA generally expects EUA holders to work toward submission of full applications, such as a BLA or an NDA, as soon as possible.

Biosimilar Regulation. The FDA is responsible for approval of biosimilars. Innovator biologics, or reference products, are entitled to certain exclusivity periods. Applications for biosimilars may not be submitted until four years after the date on which the reference product was first licensed and may not be approved until 12 years after the reference product was first licensed.

Sales and Marketing Regulations. Our marketing practices are subject to federal and state laws, such as the Anti-Kickback Statute (AKS), Civil Monetary Penalties Law and False Claims Act, intended to prevent fraud and abuse in the healthcare industry. These laws can apply to both our direct-to-consumer marketing practices as well as our marketing to clinicians and healthcare facilities. The AKS prohibits soliciting, offering, receiving, or paying anything of value to generate business that may be paid for, in whole or in part, by a federal healthcare program. The Civil Monetary Penalties Law covers a variety of conduct, often violations under other laws, and includes penalties for AKS violations as well as causing the submission of false claims. The False Claims Act generally prohibits anyone from knowingly and willingly presenting, or causing to be presented, any claims for payment for goods or services, including to government payors, such as Medicare and Medicaid, that are false or fraudulent including false certifications of compliance with applicable law. The federal government and states also regulate sales and marketing activities and financial interactions between manufacturers and healthcare providers and academic medical centers, requiring disclosure to government authorities and the public of such interactions, and the adoption of compliance standards or programs. State attorneys general have also taken action to regulate the marketing of prescription drugs under state consumer protection and false advertising laws.

Pricing, Reimbursement and Access Regulations. Pricing and reimbursement for our products depend in part on government regulation. Any significant efforts at the federal or state levels to reform the healthcare system by changing the way healthcare is provided or funded or to expand controls on drug pricing, government reimbursement, and access to medicines and vaccines on public and private insurance plans could have a material impact on us.

We must offer discounts or rebates on purchases of pharmaceutical products under various government programs including Medicare, Medicaid, the Veterans Administration and the 340B Program. We also must report specific prices to state and federal government agencies. The calculations necessary to determine the prices reported are complex and the failure to do so accurately may expose us to enforcement measures. See the discussion regarding rebates in the *Product Revenue Deductions* section within MD&A and *Note 1G*.

The drug pricing provisions of the IRA are being implemented over the next several years. The IRA includes several provisions to lower prescription drug costs for Medicare patients and to reduce drug spending by the federal government. Among other things, the IRA enhances the Medicare Part D benefit by eliminating the coverage gap ("donut hole") beginning in 2025, adds a maximum out-of-pocket cap for Medicare beneficiaries (set at $2,000 for 2025), and creates a new program, the Medicare Prescription Payment Plan, that allows patients to pay their cost-sharing over time. These changes also include a new Medicare Part D Manufacturer Discount Program, which will change our discounting obligations for Medicare Part D utilization of our drugs. Specifically, this program requires manufacturers to provide a 10% discount on branded prescriptions in the initial coverage phase and a 20% discount in the catastrophic phase. The IRA also imposes rebates under Medicare Part B and Medicare Part D on drug price increases that outpace inflation, and directs HHS to set the prices of certain high-expenditure, single-source drugs and biologics covered under Medicare, known as the MDPNP. In August 2023, CMS published the first ten medicines subject to the MDPNP, which included Eliquis. In August 2024, the government released the new Medicare price for Eliquis, which, effective January 1, 2026, will be required to be offered to all Medicare beneficiaries and to covered entities participating in the 340B Program that dispense Eliquis to a Medicare beneficiary if that maximum fair price is lower than the discounted price such entities are offered under the 340B Program ceiling price calculation. The Eliquis Medicare price is factored into our long-term financial planning, in accordance with our standard financial reporting and forecasting protocols. On January 17, 2025, CMS announced the selection of another 15 drugs from Medicare Part D for the maximum fair price, with prices to be set and effective on January 1, 2027. Ibrance and Xtandi were included in the list of 15 drugs selected. Another 15 drugs from Medicare Part B or Medicare Part D will be selected by February 1, 2026, for the maximum price to be set and in effect by January 1, 2028. It is possible that more of our products could be selected in future years, which could, among other things, lead to lower revenues prior to expiry of intellectual property protections. The MDPNP is currently subject to legal challenges and therefore, the outcome of the MDPNP remains uncertain. We continue to evaluate the impact of the IRA on our business, operations and financial condition and results as the full effect of the IRA on our business and the pharmaceutical industry remains uncertain. We anticipate a net unfavorable impact to revenue in 2025 of approximately $1 billion, year-over-year, related to the Medicare Part D redesign changes that take effect in 2025. See the discussion regarding

changes to the IRA in the *Overview of Our Performance, Operating Environment, Strategy and Outlook—Our Operating Environment* section within MD&A.

Changes to the MDRP or the 340B Program could have a material impact on our business. For example, certain changes finalized by CMS in a December 2020 final rule, including which products qualify as so-called "line extension" drugs subject to increased rebate liability, may have a material adverse impact on our business. Additionally, in September 2024, CMS finalized a new rule that, among other items, expands the scope of medications considered to be "covered outpatient drugs" that could be subject to rebates under the MDRP and imposes penalties on covered outpatient drugs that CMS determines to be "misclassified." Many pharmaceutical manufacturers believe the 340B Program continues to expand beyond the original intent of serving low-income/uninsured patients. There has been limited government intervention to control this unintended growth. Various potential changes impacting the scope of the 340B Program are undergoing review or are the subject of litigation, and their status is unclear. In 2022, we implemented a policy to help improve contract pharmacy integrity. The HHS Health Resources and Services Administration (HRSA), which administers the 340B Program, sent letters to numerous manufacturers (not including Pfizer) that have also implemented contract pharmacy policies and integrity initiatives; the letters expressed HRSA's view that those manufacturers' policies were in violation of the 340B Program statute. Several manufacturers have challenged HRSA's enforcement letters in federal court and litigation is ongoing in certain of those cases, and were resolved in favor of the manufacturers in others. We believe that our policy is consistent with the statute. In addition, some states have enacted laws opposing manufacturer restrictions on contract pharmacy transactions in their states. At least one state has begun to pursue enforcement proceedings under its law. Several stakeholders have challenged such laws and litigation is ongoing in certain jurisdictions. Additionally, other states have considered and could enact similar laws going forward, although any such laws also may be subject to legal challenges. Additional legal or legislative developments at the federal or state level with respect to the 340B Program may have an adverse impact on our integrity initiative, and we may face enforcement action or penalties, depending upon such developments. The 340B Program continues to be a subject of congressional scrutiny and inquiries, litigation, and other developments, any or all of which could affect the scope of the 340B Program and Pfizer's obligation to offer discounts to 340B Program-covered entities under the 340B Program. See the *Item 1A. Risk Factors—Pricing and Reimbursement* section.

States seek to control healthcare costs related to Medicaid and other state regulated healthcare programs. A majority of states use preferred drug lists to manage access to pharmaceutical products under Medicaid, including some of our products. States may seek to negotiate supplemental rebate agreements that are larger than the minimum federal requirement for preferred formulary access. Preferred access to our products under the Medicaid managed care programs are often determined by the managed care health plans contracted by the state to administer benefits, which may also require supplemental rebates for preferred formulary access. We expect states will continue to seek cost cutting, which may focus on managed care capitation payments, supplemental rebates, and/or formulary management.

In the U.S., we expect to see continued focus by the U.S. government on regulating pricing and access to medicine, in addition to actions already taken, which could result in legislative and regulatory changes. Government and private payors routinely seek to manage utilization and control the costs of our products. There is considerable public and government scrutiny of pharmaceutical pricing and intellectual property and actions being taken at the state and federal level. Further efforts by states and the federal government to regulate prices or payment for pharmaceutical products, including proposed actions to facilitate drug importation or establish upper pricing limits that cap reimbursement to lower reference prices, require deep discounts, impose financial penalties related to pricing practices, and require manufacturers to report and make public price increases and sometimes a written justification for the increase, could adversely affect our business if implemented. Further, commercial payors often follow Medicare coverage and reimbursement policies when setting their own payment rates. Any reduction in cost or other containment measures may similarly be adopted by commercial plans. Payors may continue to promote generic drugs and biosimilars more aggressively to generate savings and attempt to stimulate additional price competition. In addition, we expect that consolidation and integration among pharmacy chains, wholesalers and PBMs will increase pricing pressures in the industry. See the *Item 1A. Risk Factors—Managed Care Trends* section.

Anti-Corruption. The FCPA prohibits U.S. corporations and their representatives from offering, promising, authorizing or making payments to any foreign government official, government staff member, political party or political candidate to obtain or retain business abroad. The scope of the FCPA includes interactions with certain healthcare professionals in many countries. Other countries have enacted similar anti-corruption laws and/or regulations.

Data Privacy. The number of privacy and data security laws and regulations in the U.S. to which we are subject on the federal and state level continues to increase. We routinely collect and use sensitive personal information relating to health. The legislative, regulatory and litigation landscape for privacy and data protection requirements is rapidly evolving and changing, and may limit our ability to use data globally or across borders. Data protection requirements are not universal and can conflict between jurisdictions. Compliance with those laws and regulations is made more complex by the lack of consistent standards, common definitions, or clear regulatory expectations. At the same time, enforcement of these laws and regulations is increasing and litigation is becoming more common. Any failure or perceived failure by us to comply with applicable privacy and data protection laws and regulations, including cybersecurity breaches or incidents, could subject us to significant fines and penalties, and/or litigation, as well as negatively impact our reputation.

Outside the U.S.

New Drug Approvals. In the EU, the EMA conducts the scientific evaluation, supervision and safety monitoring of our innovative medicinal products that are eligible for the centralized marketing authorization procedure. Through the centralized procedure, pharmaceutical companies may submit to the EMA a single application for a marketing authorization valid in all the EU and the European Economic Area (EEA) countries. The EC makes a legally binding decision based on the EMA's recommendation. The centralized procedure is mandatory for certain new products and optional for others. In the U.K., the Medicines and Healthcare Products Regulatory Agency is the sole regulatory authority. In Japan, the Pharmaceuticals and Medical Device Agency is involved in a wide range of regulatory activities, including clinical studies, approvals, post-marketing reviews and pharmaceutical safety. In China, the National Medical Product Administration is the primary regulatory authority for approving and supervising medicines. Health authorities in many middle- and lower-income countries might require marketing approval or scientific opinions by a recognized regulatory authority (e.g., the FDA or EMA/EC) before they begin reviewing or approving applications. By way of example, the EMA, in cooperation with the WHO, can provide scientific opinions on high priority human medicines, including vaccines, for markets outside the EU.

In April 2023, the EC adopted a proposal to revise the EU pharmaceutical legislation. In April 2024, the European Parliament introduced amendments to the EC's proposal. The EU legislative process remains ongoing, with several stages still required before the reform can receive final approval. Once completed, the reform is likely to be the most comprehensive overhaul of EU medicines regulation in over 20 years, with a wide range of impacts including on approval procedures, regulatory data protection, and environmental protection measures. Once approved, certain provisions of the reform could potentially have an adverse impact on our business.

Pharmacovigilance. In the EU, the EMA's PRAC is responsible for reviewing and making recommendations on product safety issues. Specifically, the PRAC focuses on detecting, assessing and communicating the risks associated with adverse reactions of medicinal products, while considering their therapeutic effects. It also evaluates post-authorization safety studies and conducts pharmacovigilance audits. Outside developed markets, pharmacovigilance requirements vary and are generally not as extensive, but there is a trend toward increasing regulation.

Pricing and Reimbursement. Certain governments, including in the different EU member states, the U.K., Japan, China and Canada, provide healthcare at low-to-zero direct cost to consumers at the point of care and have significant power to regulate pharmaceutical prices or patient reimbursement levels to control costs for the government-sponsored healthcare system, particularly under recent global financing pressures. Governments globally may use a variety of measures to control costs, including, among others, legislative or regulatory pricing reforms, cross country collaboration and procurement, price cuts, mandatory rebates, health technology assessments, forced localization as a condition of market access, "international reference pricing" (i.e., the practice of a country linking its regulated medicine prices to those of other countries), QCE processes and VBP. In addition, the international patchwork of price regulation, differing economic conditions and incomplete value assessments across countries has led to varying access to quality medicines in many markets and some third-party trade in our products between countries. Several important multilateral organizations such as the WHO scrutinize international pharmaceutical pricing through policy recommendations and sponsorship of programs, such as "The Oslo Medicines Initiative" (OMI) which aimed to ensure "affordability for high-priced medicines". The OMI concluded its work in September 2022, and the WHO/Europe Access to Novel Medicines Platform was established to enhance affordable and equitable access to effective, innovative and high-priced medicinal products in the region.

In China, pricing pressures have increased in recent years because of an overall focus on healthcare cost containment with the central government emphasizing improved health outcomes and decreased drug prices as key indicators of progress towards its healthcare reform. State owned hospitals and the state insurance program account for the vast majority of all drug purchases. For patented innovative products, drug prices have decreased dramatically as a result of adding innovative drugs (including oncology medicines and medicines for chronic diseases) to the National Reimbursement Drug List via access-price negotiation. A centralized VBP program with a tendering process implemented at both the national level and the provincial level aims to contain healthcare costs by driving utilization of generics that have passed QCE. This has resulted in further lowering the price of medicines, especially off-patent medicines; this trend is expected to continue. China is continuing its use of Health Technology Assessment and is controlling mark-ups within the country using a two-invoice limited system, aiming to regulate the pricing of pharmaceutical products and certain types of medical devices. Pfizer, along with most off-patent originators, has mostly not been successful in the VBP bidding process. The government has indicated that additional drugs which are past patent-based exclusivity expiry (including biological products) could be subjected to VBP qualification in future rounds. Certain of our products, such as Xeljanz, Unasyn, Hemabate and Ibrance, were included as candidates in the tenth national VBP round in 2024, and Pfizer was not successful in the bidding process for such products. While certain details of future QCE expansion have been made available, we are unable to determine the impact on our business of the various pricing measures underway.

Healthcare Provider Transparency and Disclosures. Several countries have implemented laws requiring (or industry trade associations have recommended) disclosure of transfers of value made by pharmaceutical companies to healthcare providers and/or healthcare organizations, such as academic teaching hospitals.

Intellectual Property. Reliable patent protection and enforcement around the world are among the key factors we consider for continued business and R&D investment. The WTO Agreement on Trade-Related Aspects of Intellectual Property Rights (WTO-TRIPS) requires participant countries to provide patent and other intellectual property-related protection for pharmaceutical products by law, with a time-limited exemption provided for least-developed countries. While some countries have made improvements, we still face patent grant, enforcement and other intellectual property challenges in many countries.

While the global intellectual property policy environment has generally improved following implementation of WTO-TRIPS and bilateral/multilateral trade agreements, our growth and ability to bring new product innovation to patients depends on maintaining those standards and further progress in intellectual property protection. In certain developed international markets, governments maintain relatively effective intellectual property policies. However, in the EU, ongoing review of pharmaceutical legislation may reduce the basic period of regulatory data protection. In several emerging market countries and multilateral institutions, governments continue to address the role of intellectual property in the context of, for example, access to medicines.

Considerable political and economic pressure has weakened current intellectual property protection in some countries and has led to policies such as more restrictive standards for obtaining patents and more difficult procedures for patenting biopharmaceutical inventions, restrictions on patenting certain types of inventions, revocation of patents, laws or regulations that promote or provide broad discretion to issue a compulsory license, weak intellectual property enforcement and failure to implement effective regulatory data protection. Our industry advocacy efforts focus on seeking a fair and transparent business environment for foreign manufacturers, underscoring the importance of strong intellectual property systems for all innovative industries (both domestic and foreign) and helping improve patients' access to innovative medicines and vaccines.

Data Privacy. We are subject to extensive privacy and data protection laws and regulations around the world concerning the collection, use and sharing of personal data. We routinely collect and use sensitive personal information relating to health. The legislative, regulatory and litigation landscape for privacy and data protection requirements is rapidly evolving and changing, and may limit our ability to use data globally or across borders. Data protection requirements are not universal and can conflict between jurisdictions. Compliance with those laws and regulations is made more complex by the lack of consistent standards, common definitions, or clear regulatory expectations. At the same time, enforcement of these laws and regulations is increasing and fines and penalties are also increasing. Any failure or perceived failure by us to comply with applicable privacy and data protection laws and regulations, including cybersecurity breaches or incidents, could subject us to significant fines and penalties, and/or litigation, as well as negatively impact our reputation.

ENVIRONMENTAL MATTERS

Our operations are affected by national, state and/or local environmental laws. We have made, and intend to continue to make, the expenditures necessary for compliance with applicable laws. We also are cleaning up environmental contamination from past industrial activity at certain sites. We incurred capital and operational expenditures in 2024 for environmental compliance purposes and for the clean-up of certain past industrial activity as follows: $100 million in environment-related capital expenditures and $174 million in other environment-related expenses.

While capital expenditures or operating costs for environmental compliance cannot be predicted with certainty, we do not currently anticipate they will have a material effect on our capital expenditures or financial position. See also *Note 16A3*.

As a science guided organization, we take a proactive approach to our environmental sustainability initiatives. In 2022, we announced a goal to further reduce greenhouse gas (GHG) emissions and achieve the Science Based Target Initiative's voluntary Net-Zero Standard by 2040. As part of this goal, Pfizer aims to decrease its GHG emissions by 95% and its value chain emissions by 90% from 2019 levels by 2040. To support our goal, we are developing and implementing our emission reduction plan, which will include strategies to achieve reductions throughout our value chain including investing in new technologies and innovative climate solutions, and setting expectations for our suppliers to establish science-aligned GHG emission reduction goals. Our emission reduction plan-related expenses and capital spending incurred for 2024 were not material to our consolidated financial statements. While we expect to incur incremental capital and operational expenditures to meet our goal, we do not currently anticipate they will have a material effect on our financial position in the near term. Longer term uncertainties such as the likelihood of commercially available technologies make it difficult to predict the financial impact of meeting the goal, and we will continue to assess and monitor the financial impact of the emission reduction plan.

For a discussion of the risks associated with climate change, see the *Item 1A. Risk Factors—Climate Change and Sustainability* section.

OUR PEOPLE

Our purpose is: *Breakthroughs that change patients' lives*. These breakthroughs are delivered through the collaboration of our talented workforce. As of December 31, 2024, we employed approximately 81,000 people worldwide. Our ability to successfully deliver on our purpose is dependent on our people. We work to create an environment that prioritizes colleagues' health and wellness. Our people-centric approach touches every aspect of the employee experience — including recruiting, benefits, compensation and development. Creating a purpose-driven workplace that attracts, nurtures, and retains top talent is a priority. Our vibrant and supportive work culture is designed to empower colleagues to innovate, collaborate, and contribute meaningfully to improving global health. We invest in comprehensive development programs, provide merit-based opportunities for advancement, and encourage work-life integration through flexible work arrangements.

Culture. We cultivate community in our workplace and our purpose of delivering breakthroughs that change patients' lives. As we work to bring together people with different perspectives and experiences we foster a collaborative environment based on merit. We continue to execute a merit-based talent approach, focusing on identifying candidates with the right qualifications and ensuring they are considered for the opportunities based on their skills, abilities, and performance. We aim to provide everyone with an opportunity to demonstrate their merit. Our leaders set the tone for the company, embracing accountability and transparency, while promoting a vibrant culture in which colleagues are free to speak up and are encouraged to share views and raise concerns without fear of retaliation.

Colleague Engagement. Open communication and feedback are essential elements of our commitment to performance, colleague engagement, and teamwork. Pfizer managers discuss colleague performance and leadership assessments regularly, with the intent to encourage breakthrough goals and foster leadership. We understand that communication goes both ways: equally important is our commitment to listening and responding to colleague feedback, to foster a healthy work environment with the power to attract and retain top talent. We are passionate about creating safe spaces at work, so our colleagues feel able and encouraged to provide the company with feedback and raise concerns and questions. The Office of the Ombuds is a resource colleagues, at any level, can connect with to get information and guidance to help them address and resolve work-related issues. We also host company-wide safe space calls and provide various other public, private, and anonymous channels for colleagues to speak up without fear of retaliation.

Our annual engagement survey, Pfizer Pulse, provides a forum for our colleagues to give structured feedback and allows us to measure and track priority areas and equip leaders with actionable insights. In addition, we ask for feedback at various points in the employee lifecycle through focus groups, surveys, and colleague forums. The information we receive helps enable us to adapt to the real-time needs of our colleagues and continuously improve our ways of working.

Pfizer prioritizes colleague recognition to drive engagement, a sense of belonging, motivation, and productivity. Our global rewards and recognition program, Bravo, lets colleagues celebrate and acknowledge each other for demonstrating Pfizer values in a way that makes an impact on the company, a colleague, a team or a patient.

Performance and Leadership. In 2024, we introduced our Actionable Attitudes leadership mindset: anchor in trust, challenge convention, embrace uncertainty, engage with compassion, progress over perfection, and rise above. Complementing our Pfizer values and behaviors, our Actionable Attitudes leadership mindset embodies the attitudes every colleague should aspire to demonstrate, to foster a more dynamic, innovative, and compassionate place to work. In addition, in 2024, we expanded our "Project-Based Ways of Working," which is designed to empower cross-functional teams to drive decisions within established guardrails and provides access to leadership for removing roadblocks, allowing colleagues to take on leadership roles and decision responsibilities through training, coaching, and a robust support network.

We are committed to helping our colleagues reach their full potential by rewarding both their performance and leadership skills and by providing opportunities for growth and development. Our performance management approach—called Performance and Leadership Insights—is based on six-month semesters during which our colleagues and their managers set goals, receive feedback and meet to discuss performance. These conversations are meant to help colleagues grow and develop by evaluating performance (what the colleague achieved, measured by outcomes), leadership (how they achieved it, taking into account Pfizer's values of courage, excellence, equity and joy), and identifying areas of growth that help move colleagues towards fulfilling their career goals and their potential.

Growth and Development. Supporting colleagues' ongoing growth not only supports their individual success but also cultivates a resilient and adaptable workforce that can thrive in the face of change. As we navigate the evolving landscape of our industry, we recognize that providing our colleagues with opportunities for learning, skill-building, and growth is essential to their engagement, productivity, and overall job satisfaction. Investing in career growth and development reaffirms our commitment to our colleagues, demonstrates our belief in their potential, and supports them in being motivated, agile, and equipped with the necessary skills to tackle new challenges and seize emerging opportunities. Our perspective on career growth continues to shift from a traditional, linear view to one that is built on aspirations and embraces a variety of experiences. We actively encourage growth opportunities and part-time or temporary projects that allow colleagues to expand their expertise and build new skills while remaining in their current roles. We also promote diagonal moves, where colleagues pursue new roles in different job functions to gain a holistic understanding of the enterprise. By fostering an environment that encourages continuous learning, embraces flexibility, and empowers decision-making at all levels, we are not just preparing our workforce for the future—we are actively shaping it. We believe this approach helps ensure that Pfizer remains at the forefront of innovation, ready to tackle the health challenges of tomorrow with a skilled, adaptable, and purpose-driven team.

Health, Safety and Well-Being. At Pfizer, protecting the health, safety, and well-being of colleagues and contingent workers, all of whom are essential to driving our business forward, is an integral part of how we operate. Pfizer's Global Environment, Health & Safety (EHS) Policy and supporting standards outline our approach to assessment, evaluation, elimination, and mitigation of EHS risks across our operations globally. Our leadership is accountable for EHS compliance and risk management. Colleagues and contingent workers receive EHS training relevant to their job roles, including measures to prevent workplace incidents and injuries. In addition, we conduct workplace assessments, inspections, and audits to evaluate and continuously improve our EHS arrangements.

We are committed to supporting and encouraging our colleagues' well-being. We use results from Pfizer Pulse and other colleague feedback forums to inform the wellness services we offer, such as (i) a Wellness Day for every colleague; (ii) on-site health clinics for colleagues in select locations, with access to certain vaccinations, where allowed by law; (iii) digital accessibility cafés providing colleagues with disabilities tools and equipment to do their jobs effectively; (iv) measures to assist those with neurodiverse conditions, such as sensory rooms and noise cancelling headphones; (v) a toolkit to aid in accommodation needs, education for managers and additional tools to help those who need any type of assistance to perform their roles; this includes on demand American Sign Language (ASL) services; (vi) mental health resources, including a manager/team toolkit designed to facilitate conversations, actively support coworkers, and provide local resources for colleagues to access services; (vii) programming through Employee Assistance Program (EAP) providers, including our mental health partner, THRIVE, our fitness partner, Exos, and our healthcare partner, Kepro; (viii) financial support, including short-term loans and natural disaster relief; and (ix) work policies to help enable colleagues to work effectively from home and their local offices, including our "Flex10" program that offers colleagues in hybrid roles 10 workdays per year to work from a different location within their country.

Pay Equity. Our commitment to pay equity for all colleagues is based in our values and our intention to continue to build a highly motivated workforce. We are committed to equitable pay practices at Pfizer for employees based on role, education, experience, performance, and location and we conduct and report publicly on pay equity on an annual basis.

ITEM 1A.   RISK FACTORS

This section describes the material risks to our business, which should be considered carefully in addition to the other information in this report and our other filings with the SEC. Investors should be aware that it is not possible to predict or identify all such factors and that the following is not meant to be a complete discussion of all potential risks or uncertainties. Additionally, our business is subject to general risks applicable to any company, such as economic conditions, geopolitical events, extreme weather and natural disasters. If known or unknown risks or uncertainties materialize, our business operations, financial condition, operating results (including components of our financial results), cash flows, prospects, reputation or credit ratings could be adversely affected now and in the future, potentially in a material way. The following discussion of risk factors contains forward-looking statements, as discussed in the Forward-Looking Information and Factors that May Affect Future Results section.

RISKS RELATED TO OUR BUSINESS, INDUSTRY AND OPERATIONS:

MANAGED CARE TRENDS

Private payors, such as health plans, and other managed care entities, such as PBMs, continue to take action to manage the utilization and costs of drugs in the U.S., the single largest market for biopharmaceutical products. The negotiating power of MCOs, PBMs and other private third-party payors has increased due to consolidation, and they, along with state and federal governments, increasingly employ formularies to control costs and encourage utilization of certain drugs, including through the use of deductibles, utilization management tools, cost sharing or formulary placement. They may demand rebates and/or fees from biopharmaceutical manufacturers for preferred placement on a drug formulary. The growing availability and use of higher cost innovative specialty pharmaceutical medicines that treat rare or life threatening conditions also has generated increased payor interest in the development of cost-containment strategies. These initiatives have increased consumers' interest in drug prices and input in medication choices, as they pay for a larger portion of their prescription costs and may cause them to favor lower-cost generic alternatives. We may fail to obtain or maintain timely or adequate pricing or formulary placement of our products, or fail to obtain such formulary placement at favorable pricing net of rebates.

Third-party payors also use additional measures such as new-to-market blocks, exclusion lists, indication-based pricing and value-based pricing/contracting to improve their cost containment efforts and cost efficiency. Such payors are also increasingly imposing utilization management tools requiring prior authorization for a branded product or requiring the patient to first fail on one or more other products before permitting access to a particular branded medicine. As the U.S. private third-party payor market consolidates further, and as the IRA prices become publicly available, we may face greater pricing pressure from private third-party payors as they continue to drive more of their patients to use lower cost alternatives or seek even larger rebates to control costs or offset losses from the IRA. For additional information on the IRA, see the *Item 1. Business— Pricing Pressures and Managed Care Organizations* and *—Government Regulation and Price Constraints* and *Item 1A. Risk Factors—Pricing and Reimbursement* sections.

Also, business arrangements in this area are subject to a high degree of government scrutiny, and available safe harbors under applicable federal and state fraud and abuse laws are subject to change through legislative and regulatory action, as well as evolving judicial interpretations. Our approach to these arrangements may also be informed by such government and industry guidance.

COMPETITIVE PRODUCTS

Competitive product launches have and may erode future sales of our products, including our existing products and those currently under development, or result in product obsolescence. Such launches continue to occur, and potentially competitive products are in various stages of development. We cannot predict with accuracy the timing or impact of the introduction of competitive products that treat or prevent diseases and conditions like those treated or prevented by our in-line products and product candidates.

Some of our competitors may have competitive, technical or other advantages over us for the development of technologies and processes or greater experience in particular therapeutic areas, and consolidation among certain pharmaceutical and biotechnology companies can enhance such advantages. These advantages may make it difficult for us to compete with them successfully to discover, develop and market new products and for our current products to compete with new products or indications they may bring to market. Our products and product candidates compete, and may compete in the future, against products or product candidates that offer higher rebates or discounts, exclusionary contracting, lower prices, equivalent or superior efficacy, better safety profiles, easier administration, earlier market availability or other competitive features, including potential preference to prescribe existing competitor treatments over our novel therapies. For example, with the growing competition in the vaccine space, we are subject to increasing discounts to meet competitive dynamics and to help ensure our vaccines are available in retail pharmacies. If we are unable to compete effectively, this could reduce actual or anticipated future sales, which could negatively impact our results of operations.

In addition, competition from manufacturers of generic drugs, including from generic versions of competitors' branded products that lose their market exclusivity, is a major challenge for our branded products. Certain of our products have experienced significant generic competition over the last few years. We anticipate a more significant impact of reduced revenues from patent-based or regulatory exclusivity expiries in 2026 through 2030 as several of our in-line products experience these expirations. See the *Item 1. Business—Patents and Other Intellectual Property Rights* section. In China, we expect to continue to face intense competition by certain generic manufacturers, which has resulted, and may result in the future, in price cuts and volume loss of some of our products.

In addition, our patented products may face generic or biosimilar competition before patent-based and/or regulatory exclusivity expires, including from "at-risk" launch (despite pending patent infringement litigation against the generic or biosimilar product) by a manufacturer of a generic or biosimilar version of one of our patented products. Generic and biosimilar manufacturers have filed or could file applications with the FDA seeking approval of product candidates that they claim do not infringe our or our collaboration and licensing partners' patents or claim that our or our collaboration and licensing partners' patents are not valid. We and our licensing and collaboration partners also face challenges in various jurisdictions by generic drug manufacturers to patents covering products for which we have patent rights, licenses or co-promotion rights. See *Note 16A1*.

We may become subject to competition from biosimilars referencing our biologic products if competitors are able to obtain marketing approval for such biosimilars.

We also commercialize biosimilar products that compete with products of others, including other biosimilar products. The number of current and forthcoming competing biosimilars, coupled with Medicare's average sales price-based provider reimbursement methodology, is expected to increase pricing pressures on our biosimilar products. Uptake of our biosimilars may be lower due to various factors, such as access challenges where our product may not receive appropriate coverage/reimbursement access or remains in a disadvantaged position relative to an innovator product.

For additional information on competition our products face, see the *Item 1. Business—Competition* section.

CONCENTRATION

We recorded revenues of more than $1 billion for each of 11 products that collectively accounted for 66% of *Total revenues* in 2024. For example, Eliquis accounted for 12% of *Total revenues* in 2024. See *Notes 1* and *17*. If these products or any of our other major products were to, or continue to (if applicable), experience loss of patent protection (if applicable), changes in prescription or vaccination purchasing or growth rates, reduced product demand, material product liability litigation, unexpected side effects or safety concerns, regulatory proceedings or investigations, lower governmental and/or regulatory confidence, negative publicity affecting doctor or patient confidence, pressure from competitive products, changes in recommendations and coverage, changes in labeling, pricing and access pressures, including those related to the IRA, or supply shortages or if a new, more effective product should be introduced, the adverse impact on our revenues could be significant and our revenue forecasts and expectations could prove to be inaccurate and we may fail to meet these expectations. In particular, certain of our products have experienced patent-based expirations or loss of regulatory exclusivity in certain markets in the last few years, and we expect certain products to face increased generic competition over the next few years. While additional patent-based or regulatory exclusivity expiries will continue, we expect a moderate impact of reduced revenues due to patent expiries in 2025 and anticipate a more significant impact of reduced revenues from patent-based or regulatory exclusivity expiries in 2026 through 2030 as several of our in-line products experience these expirations. In addition, patents covering a number of our best-selling products are, or have been, the subject of pending legal challenges. For additional information on our patents, see the *Item 1. Business—Patents and Other Intellectual Property Rights* section. For Comirnaty and Paxlovid, while we believe that these products have the potential to provide ongoing stable revenue streams for Pfizer for the foreseeable future, revenues of these products have decreased substantially over time. For Paxlovid, utilization is expected to follow infection trends, and revenues may fluctuate based on the timing, duration and severity of COVID-19 infections. For information on risks associated with Comirnaty and Paxlovid, see the *COVID-19* section below.

In addition, certain of our customers account for a significant portion of our revenues. If one of our significant customers should encounter financial or other difficulties, it might decrease the amount of business such customer does with us and/or we might be unable to timely collect all the amounts that such customer owes us or at all, which could negatively impact our results of operations. In addition, we expect that consolidation and integration of pharmacy chains and wholesalers will increase competitive and pricing pressures on pharmaceutical manufacturers, including us. See *Note 17C* for a discussion of our significant customers.

RESEARCH AND DEVELOPMENT

The discovery and development of new products, as well as the development of additional uses for existing products, are necessary for the continued strength of our business. Our product lines must be replenished over time to offset revenue losses when products lose exclusivity or market share or to respond to healthcare and innovation trends, as well as to provide for earnings growth, primarily through internal R&D or through collaborations, acquisitions, JVs, licensing or other arrangements. Growth depends in large part on our ability to identify and develop new products or new indications for existing products that address unmet medical needs and receive reimbursement from payors. However, balancing current growth, investment for future growth and the delivery of shareholder return remains a major challenge. The costs of product development continue to be high and are growing, as are regulatory requirements in many therapeutic areas, which may affect the complexity of drug trials, and the number of candidates we are able to fund as well as the sustainability of the R&D portfolio. Decisions made early in the development process of a drug or vaccine candidate can have a substantial impact on the marketing strategy and payor reimbursement possibilities if the candidate receives regulatory approval. We try to plan clinical trials prudently and to reasonably anticipate and address challenges, but there is no assurance that an optimal balance between trial conduct, speed and desired outcome will be achieved. In addition, potential quality issues may be identified in the course of a clinical trial that cannot be remediated to the satisfaction of a regulatory authority that may take actions within the scope of its enforcement authority, including excluding data and placing restrictions on future clinical trials.

Additionally, our product candidates can fail at any stage of the R&D process, and may not receive regulatory approval even after many years of R&D. We may fail to correctly identify compounds or indications for which our science is promising or allocate R&D investment resources efficiently, and failure to invest in the right technology platforms, therapeutic areas, product classes, geographic markets and/or licensing opportunities could adversely impact the productivity of our pipeline. Further, even if we identify areas with the greatest commercial potential, the scientific approach may not succeed despite the significant investment required for R&D, and the product may not be as competitive as expected because of the highly dynamic regulatory and market environments and the hurdles in terms of access, coverage and reimbursement.

GLOBAL OPERATIONS

We operate on a global scale and could be affected by currency and interest rate fluctuations; capital and exchange controls; local and global economic conditions including inflation, recession, volatility and/or lack of liquidity in capital markets; expropriation and other restrictive government actions; changes in intellectual property; legal protections and remedies; trade regulations; tariffs; tax laws and regulations; and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as impacts of political or civil unrest or military action, including the ongoing conflicts between Russia and Ukraine and in the Middle East and their economic consequences, geopolitical instability, terrorist activity, unstable governments and legal systems, inter-governmental disputes, public health outbreaks, epidemics, pandemics, natural disasters or disruptions related to climate change.

Some emerging market countries may be particularly vulnerable to periods of financial, economic or political instability or significant currency fluctuations or may have limited resources for healthcare spending. As a result of these and other factors, our strategy to grow in emerging markets may not be successful, and any growth rates in these markets may not be sustainable. Additionally, local economic conditions may adversely affect the ability of payors, as well as our distributors, customers, suppliers and service providers, to pay for our products, or otherwise to buy necessary inventory or raw materials, and to perform their obligations under agreements with us.

Government financing and economic pressures can lead to negative pricing pressure in various markets where governments take an active role in setting prices, access criteria (e.g., through health technology assessments) or other means of cost control. For additional information on government pricing pressures, see the *Item 1. Business—Government Regulation and Price Constraints* section.

We continue to monitor the global trade environment and potential trade conflicts, sanctions and impediments that could impact our business. If trade restrictions or tariffs reduce global economic activity, potential impacts could include declining sales; increased costs; volatility in foreign exchange rates; a decline in the value of our financial assets and pension plan investments; required increases of our pension funding obligations; increased government cost control efforts; delays or failures in the performance of customers, suppliers and other third parties on whom we may depend for the performance of our business; and the risk that our allowance for doubtful accounts may not be adequate. In addition, issued or future executive orders or other new or changes in laws, regulations or policy regarding tariffs, could have a material adverse effect on our business, earnings and financial guidance. The actual impact of the new tariffs on our business is subject to a number of factors including, but not limited to, restrictions on trade, the effective date and duration of such tariffs, countries included in the scope of tariffs, changes to amounts of tariffs, and potential retaliatory tariffs imposed by other countries.

We operate in many countries and transact in many different currencies. Changes in the value of those currencies relative to the U.S. dollar, or high inflation or deflation in those countries, can impact our revenues, costs and expenses and our financial guidance. Significant portions of our revenues, costs and expenses, as well as our substantial international net assets, are exposed to exchange rate changes. In 2024, 39% of our total revenues were derived from international operations, including 19% from Europe and 13% from China, Japan and the rest of the Asia Pacific region. Future changes in exchange rates or economic conditions and the impact they may have on our results of operations, financial condition or business are difficult to predict. For additional information about our exposure to foreign currency risk, see the *Analysis of Financial Condition, Liquidity, Capital Resources and Market Risk* section within MD&A.

In addition, our borrowing, pension benefit and postretirement benefit obligations and interest-bearing investments are subject to risk from changes in interest and exchange rates. The risks related to interest-bearing investments and borrowings and the measures we have taken to help contain them are discussed in the *Analysis of Financial Condition, Liquidity, Capital Resources and Market Risk* section within MD&A and *Note 7E*. For additional details on critical accounting estimates and assumptions for our benefit plans, see the *Significant Accounting Policies and Application of Critical Accounting Estimates and Assumptions—Benefit Plans* section within MD&A and *Note 11*.

PRODUCT MANUFACTURING, SALES AND MARKETING RISKS

We could encounter difficulties, delays or inefficiencies in our supply chain, product manufacturing and distribution networks, as well as sales or marketing, due to regulatory actions, shut-downs, work stoppages or strikes, approval delays, withdrawals, recalls, penalties, supply disruptions, shortages or stock-outs at our facilities or third-party facilities that we rely on, reputational harm, the impact to our facilities due to health pandemics or natural or man-made disasters, including as a result of climate change, product liability or unanticipated costs. Examples of such difficulties or delays include the inability to increase or maintain production capacity commensurate with demand; challenges related to component materials to maintain supply and/or appropriate quality standards throughout our supply network and/or comply with applicable regulations; inability to supply certain products due to voluntary product recalls or withdrawals, including, for example, our voluntary withdrawal of all lots of Oxbryta in all markets where it is approved; and supply chain disruptions at our facilities or at a supplier or vendor. In addition, we engage contract manufacturers, and, from time to time, our contract manufacturers may face difficulties or are unable to manufacture our products at the necessary quantity or quality levels.

Regulatory agencies periodically inspect our manufacturing facilities, as well as third-party facilities that we rely on, to evaluate compliance with cGMP or other applicable requirements. Failure to comply with these requirements may subject us to possible legal or regulatory actions, such as warning letters, suspension of manufacturing, seizure of product, injunctions, debarment, product recalls, delays or denials of product approvals, import bans or denials of import certifications. In response to requests from various regulatory authorities, manufacturers across the pharmaceutical industry, including Pfizer, are evaluating their product portfolios for the potential presence or formation of nitrosamines and we are actively engaging with regulatory authorities on this topic. If nitrosamines are detected above certain levels in our products, this may lead to market action for such products. For example, in 2021, Pfizer recalled all lots of Chantix due to the presence of a nitrosamine, N-nitroso-varenicline, at or above the acceptable intake limits communicated by various regulatory authorities. Regulatory authorities have since issued updated guidance on nitrosamine acceptable intake levels. With this guidance, which included an updated intake level for N-nitroso-varenicline, we have started making regulatory submissions to potentially enable Chantix to return to market in the U.S. and in certain international markets.

See the *Overview of Our Performance, Operating Environment, Strategy and Outlook—Our Operating Environment* section within MD&A.

COLLABORATIONS AND OTHER RELATIONSHIPS WITH THIRD PARTIES

We depend on third-party collaborators, service providers, and others in the research, development, manufacturing and commercialization of our products and product candidates and also enter into JVs and other business development transactions. To achieve expected longer-term benefits, we may make substantial upfront payments as part of these transactions, which may negatively impact our earnings or cash flows. We rely heavily on these parties for multiple aspects of our drug development, manufacturing and commercialization activities, but we do not control many aspects of those activities. We also outsource certain services, including activities related to transaction processing, accounting, IT, manufacturing, clinical trial recruitment and execution, clinical lab services, non-clinical research, safety services, integrated facilities management and other areas. In conducting clinical trials, we may depend on contract research organizations to handle regulatory filings, monitor site performance and raise potential quality matters relating to clinical trials. Failure by one or more of the third-party collaborators, service providers and others to complete activities on schedule or in accordance with our expectations or to meet their contractual or other obligations to us; failure of one or more of these parties to comply with applicable laws or regulations; disruptions in one or more of these parties' businesses, including unexpected demand for or shortage of raw materials or components, cyber-attacks on supplier systems, labor disputes or shortage and inclement weather, as well as natural or man-made disasters or pandemics; or any disruption in the relationships between us and these parties have or could delay or prevent the development, approval, manufacturing or commercialization of our products and product candidates, expose us to suboptimal quality of service delivery or deliverables, result in repercussions such as missed deadlines or other timeliness issues, erroneous data and supply disruptions, and could also result in non-compliance with legal or regulatory requirements or industry standards, including Good Clinical Practice (GCP) and other requirements, or subject us to reputational harm, all with potential negative implications for our product pipeline and business. Further, our revenues will be adversely affected by the termination or expiration of collaboration and co-promotion agreements that we have entered into and that we may enter into from time to time.

COUNTERFEIT PRODUCTS

Our reputation, in-line and pipeline portfolios render our medicines and vaccines prime targets for counterfeiters. Counterfeits pose a significant risk to patient health and safety because of the conditions under which they are manufactured—often in unregulated, unlicensed, uninspected, and unsanitary sites—as well as the lack of regulation of their contents. Failure to mitigate this threat could adversely impact consumers who use our products, potentially causing them harm. This situation, in turn, may result in the loss of patient confidence in the Pfizer name and in the integrity of our medicines and vaccines, and potentially impact our business through lost sales, product recalls, and possible litigation. The prevalence of counterfeit medicines is an industry-wide issue due to a variety of factors, including the adoption of e-commerce. As consumers increasingly turn to the internet as a source for many products including medicines, they are at the same time increasingly exposed to fake medicines via the internet as criminals increasingly distribute counterfeit and substandard medicines through "rogue" online pharmacies. The internet exposes patients to greater risk as it is a preferred vehicle for dangerous counterfeit offers and scams that target unsuspecting consumers. Traffic to these generally deceptive pharmacy sites is largely driven by misplaced trust in sophisticated internet retailers and social media offers coupled with the convenience e-commerce affords consumers. Counterfeiters generally target any medicine or vaccine boasting strong demand and we have observed heightened counterfeit and fraud attempts to our internal medicine portfolio, as well as products utilized in the treatment of COVID-19.

We consistently invest in an enterprise-wide strategy to aggressively combat counterfeit threats by educating patients and healthcare providers about the risks, investing in innovative technologies to detect and disrupt sophisticated internet offers and scams, proactively monitoring and interdicting supply with the help of law enforcement, and advising legislators and regulators. However, our efforts and those of others may not be entirely successful, and the presence of counterfeit medicines may continue to increase.

RISKS RELATED TO GOVERNMENT REGULATION AND LEGAL PROCEEDINGS:

PRICING AND REIMBURSEMENT

Our future results could be adversely affected by changes in U.S. and international governmental regulations that mandate price controls, create coverage criteria, or limit patient access to our products. In addition to the expansion of price controls in the U.S. in the IRA, the adoption of more restrictive coverage policies and price controls in new and existing jurisdictions, or the failure to obtain or maintain coverage and pricing could also adversely impact revenue. We expect pricing pressures and other cost containment measures for drugs and vaccines will continue.

In the U.S., pharmaceutical product pricing is subject to government and public scrutiny and calls for reform, and many of our products are subject to increasing pricing pressures as a result. We expect to see continued focus by the U.S. government on regulating pricing and access to medicine. For example, the drug pricing provisions of the IRA are being implemented over the next several years. The IRA directs HHS to set the prices of certain high-expenditure, single-source drugs and biologics covered under Medicare. The IRA also imposes rebates under Medicare Part B and Medicare Part D which require manufacturers to pay rebates if price increases outpace inflation relative to a benchmark period, and replaces the Medicare Part D coverage gap discount program with a new discounting program. The drug pricing provisions of the IRA began to be implemented in 2022 and implementation efforts will continue in coming years. In August 2023, CMS published the first ten medicines subject to the MDPNP, which included Eliquis. In August 2024, the government released the new Medicare price for Eliquis, which will become effective January 1, 2026. On January 17, 2025, CMS announced the selection of another 15 drugs from Medicare Part D for the maximum fair price, with prices to be set and effective on January 1, 2027. Ibrance and Xtandi were included in the list of 15 drugs selected. Another 15 drugs from Medicare Part B or Medicare Part D will be selected by February 1, 2026, for the maximum price to be set and in effect by January 1, 2028. It is possible that more of our products could be selected in future years, which could, among other things, lead to lower revenues prior to expiry of intellectual property protections. Health plans may also require rebates in addition to the maximum fair price for preferred placement on a Medicare plan formulary. The MDPNP is currently subject to legal challenges and therefore, the outcome remains uncertain. We continue to evaluate the impact of the IRA on our business, operations and financial condition and results as the full effect of the IRA on our business and the pharmaceutical industry remains uncertain. For additional information, see the *Item 1. Business—Government Regulation and Price Constraints* section.

Payors may give preference to generic drugs and biosimilars more aggressively to generate savings and attempt to stimulate additional price competition. In addition, we expect that consolidation and integration among pharmacy chains, wholesalers and PBMs will increase pricing pressures in the industry. Some states have implemented, and others are considering, patient access constraints or cost cutting under state regulated programs including the Medicaid program. States have continued to focus on addressing drug costs, generally by increasing price transparency or attempting to limit drug price increases for state-regulated insurance. Measures to regulate prices or payment for pharmaceutical products, including legislation on drug importation and prescription drug affordability boards (PDABs) that seek to impose reimbursement limits for certain drugs, could adversely affect our business. For additional information on U.S. pricing and reimbursement, see the *Item 1. Business—Government Regulation and Price Constraints* section.

We encounter similar regulatory and legislative issues in most other countries in which we operate. In certain markets, such as in EU member states, the U.K., Japan, China, Canada, Australia and New Zealand, governments have significant power as large single payors to regulate prices, access criteria, or impose other means of cost control, particularly as a result of recent global financing pressures. For example, the QCE and VBP tender process in China has resulted in significant price cuts for off-patent medicines. Additionally, in the EU, the EC proposed the largest reform of EU pharmaceutical legislation in 20 years. In April 2024, the European Parliament introduced amendments to the EC's proposal. The EU legislative process remains ongoing, with several stages still required before the reform can receive final approval. This reform may alter regulatory exclusivity periods for our products and may add burdensome obligations that impact access. In addition, with the European Regulation on Health Technology Assessment (EU HTA-R) taking effect in January 2025, we are engaging and monitoring application of the EU's new clinical assessment program to new oncology products and certain biologic products submitted to the EMA. For additional information regarding these government initiatives, see the *Item 1. Business—Government Regulation and Price Constraints* section. We anticipate that these and similar initiatives will continue to increase pricing and access pressures globally. In addition, in many countries, with respect to our vaccines, we participate in a tender process for selection in national immunization programs. Failure to win national immunization tenders or to obtain acceptable pricing, as well as recent entry of additional competitors, could adversely affect our business.

U.S. HEALTHCARE REGULATION

The U.S. healthcare industry is highly regulated and subject to frequent and substantial changes. Any significant additional efforts at the U.S. federal or state levels to reform the healthcare system by changing the way healthcare is provided or funded could have a material impact on us. For additional information on U.S. healthcare regulation, see the *Item 1. Business—Government Regulation and Price Constraints* section. Other U.S. federal or state legislative or regulatory action and/or policy efforts could adversely affect our business, including, among others, general budget control actions, changes in patent laws, the importation of prescription drugs to the U.S. at prices that are regulated by foreign governments, revisions to reimbursement of biopharmaceuticals under government programs that could reference international prices or require new discounts, limitations on interactions with healthcare professionals and other industry stakeholders, restrictions on pharmaceutical advertising, or the use of comparative effectiveness methodologies that could be implemented in a manner that focuses primarily on cost differences and minimizes the therapeutic differences among pharmaceutical products and restricts access to innovative medicines. In addition, we may face increased risks to, among other things, our business, revenue, earnings, reputation or financial guidance, as a result of potential changes to vaccine or other healthcare policy in the U.S.

Any additional reduction of U.S. federal spending on entitlement programs beyond the IRA, including Medicare, Medicaid, or any other publicly funded or subsidized health programs, and the 340B Program, may affect payment for our products or services provided using our products. Any other significant spending reductions or cost controls affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented could have an adverse impact on our results of operations. The IRA is being implemented largely through government guidance and as its effect on Medicare and commercial markets evolve, we will continue to evaluate the potential impacts to our business.

We expect additional drug cost containment efforts at both the federal and state levels. Further, commercial payors often follow Medicare coverage policy and payment limitations when setting their own payment rates. Any reduction in cost or other containment measures may similarly be adopted by commercial plans. Coverage policies and reimbursement rates for commercial plans may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products, less favorable coverage policies and reimbursement rates may be implemented in the future.

DEVELOPMENT, REGULATORY APPROVAL AND MARKETING OF PRODUCTS

The discovery and development of drugs, vaccines and biological products are time consuming, costly and unpredictable. The outcome is inherently uncertain and involves a high degree of risk due to the following factors, among others:

- The process from early discovery to design and adequate implementation of clinical trials to regulatory approval can take many years and have high costs.
- We may have difficulties recruiting and enrolling patients for clinical trials on a consistent basis.
- Product candidates can and do fail at any stage of the process, including as the result of unfavorable pre-clinical and clinical trial results, or unfavorable new pre-clinical or clinical data and further analyses of existing pre-clinical or clinical data, including results that may not support further clinical development of the product candidate or indication.
- We may need to amend our clinical trial protocols or conduct additional clinical trials under certain circumstances, for example, to further assess appropriate dosage or collect additional safety data.
- We may not be able to meet anticipated pre-clinical or clinical endpoints, commencement and/or completion dates for our pre-clinical or clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates.
- We may not be able to successfully address all the comments received from regulatory authorities such as the FDA and the EMA, or be able to obtain approval for new products and indications from regulators.

Regulatory approvals of our products depend on myriad factors, including regulatory determinations as to the product's safety and efficacy. In the context of public health emergencies like the COVID-19 pandemic, regulators evaluate various factors and criteria to potentially allow for marketing authorization on an emergency or conditional basis. Additionally, clinical trial and other product data are subject to differing interpretations and assessments by regulatory authorities. As a result of regulatory interpretations and assessments or other developments that may occur during the review process, or even after a product is authorized or approved for marketing, a product's commercial potential could be adversely affected by potential emerging concerns or regulatory decisions regarding or impacting the scope of indicated patient populations, labeling or marketing, manufacturing processes, safety issues and/or other matters, including decisions relating to emerging developments regarding potential product impurities. Also, certain of our products have received and may in the future receive approvals under accelerated approval pathways where continued approval may be contingent upon confirmatory studies demonstrating the anticipated clinical benefit and/or safety profile.

We may not be able to receive or maintain favorable recommendations by technical or advisory committees, such as the ACIP or an FDA Advisory Committee, which may impact the availability or commercial potential of our products and product candidates. Further, claims and concerns that may arise regarding the safety and/or efficacy of in-line products and product candidates can negatively impact current or future product sales, as applicable, and potentially lead to regulator-directed risk evaluations and assessments, asset impairments, and/or consumer fraud, product liability and other litigation and claims, as well as product recalls or withdrawals, including our voluntary withdrawal of all lots of Oxbrtya in all markets where it is approved, and any regulatory or other impact on Oxbryta or other sickle cell disease assets. Regulatory requirements may also result in a more challenging, expensive and lengthy regulatory approval process than anticipated due to requests for, among other things, additional or more extensive clinical trials prior to granting approval, or increased post-approval requirements. For these and other reasons discussed in this *Risk Factors* section, we may not obtain the approvals we expect within the timeframe we anticipate, or at all.

POST-AUTHORIZATION/APPROVAL DATA

As a condition to granting marketing authorization or approval of a product, the FDA may require, or the sponsor may voluntarily agree to undertake, post-marketing commitments such as additional clinical trials or other studies. The results generated in these trials have in the past impacted certain of our products and could impact our products in the future, such as by resulting in the loss of marketing approval, changes in labeling, and/or new or increased concerns about safety and/or efficacy, including newly discovered adverse events. Regulatory agencies in countries outside the U.S. often have similar regulations and may impose comparable requirements, although there are differences between the U.S., the EU and other international regulatory requirements, which may contribute to inconsistency or uncertainty in the marketability of our products across different jurisdictions. Post-marketing studies and clinical trials, whether conducted by us or by others, whether mandated by regulatory agencies or conducted voluntarily, and other emerging data about products, such as adverse event reports, may also adversely affect the availability or commercial potential of our products. Further, if safety or efficacy concerns are raised about a product in the same class as one of our products, those concerns could implicate the entire class; and this, in turn, could have an adverse impact on the availability or commercial viability of our product(s) or product candidates as well as other products in the class. The potential regulatory, commercial or other implications of post-marketing study results typically cannot immediately be determined. In September 2024, we made the decision to voluntarily withdraw Oxbryta in all markets where it is approved based on the totality of clinical data that indicated at that time the overall benefit of Oxbryta no longer outweighs the risk in the approved sickle cell patient population. For more information, see the *Product Developments* section within MD&A.

The terms of our EUA for Comirnaty require that we conduct post-observational studies to evaluate the association between the Pfizer-BioNTech COVID-19 Vaccine (Original monovalent), Pfizer-BioNTech COVID-19 Vaccine, Bivalent, and the Pfizer-BioNTech COVID-19 Vaccine (2023-2024 Formula), and a pre-specified list of adverse events of special interest, including myocarditis and pericarditis, along with deaths and hospitalizations, and severe COVID-19. The required study populations include individuals specified in our September 2023 authorization letter (reissued) as well as populations of interest, such as healthcare workers, pregnant women, immunocompromised individuals and subpopulations with specific comorbidities. Additionally, in relation to the FDA approval for Comirnaty, we are required to complete certain post marketing study requirements and commitments through 2024 and beyond.

LEGAL MATTERS

We are and may be involved in various legal proceedings, including patent litigation, product liability and other product-related litigation, including personal injury, consumer fraud, off-label promotion, securities, antitrust and breach of contract claims, commercial and other asserted and unasserted matters, environmental, government and tax investigations, employment litigation, tax litigation and other legal proceedings that arise from time to time in the ordinary course of our business. Litigation is inherently unpredictable, and excessive verdicts do occur. Although we believe that our claims and defenses in matters in which we are a defendant are substantial, we have in the past and could in the future incur judgments, enter into settlements or revise our expectations regarding the outcome of certain matters, and such developments could have a material adverse effect on our results of operations.

Claims against our patents include challenges to the coverage and/or validity of our patents on various products or processes. There can be no assurance as to the outcome of these matters, and a loss in any of these cases could result in a loss of patent protection for the product at issue, which could lead to a significant loss of sales of that product and could materially affect future results of operations.

We are also involved in government investigations that arise in the ordinary course of our business. There continues to be a significant volume of government investigations and litigation against companies operating in our industry, both in the U.S. and around the world. Government investigations and actions have and could result in substantial criminal and civil fines and/or criminal charges, limitations on our ability to conduct business in applicable jurisdictions, corporate integrity or deferred prosecution agreements and other disciplinary actions, as well as reputational harm, including as a result of increased public interest in the matter. In addition, in a *qui tam* lawsuit in which the government declines to intervene, the relator may still pursue a suit for the recovery of civil damages and penalties on behalf of the government.

Our sales and marketing activities, the pricing of our products and other aspects of our business are subject to extensive regulation under the FFDCA, the MDRP, the FCPA and other federal and state statutes, including those discussed elsewhere in this Form 10-K, as well as the AKS, anti-bribery laws, the False Claims Act, consumer protection statutes and similar laws in international jurisdictions. In addition to the potential for changes to relevant laws, the compliance and enforcement landscape is informed by government litigation, settlement precedent, advisory opinions, and special fraud alerts. Our approach to certain practices may evolve over time in light of these types of developments.

Requirements or industry standards in the U.S. and certain jurisdictions abroad require pharmaceutical manufacturers to track and disclose financial interactions with healthcare professionals and healthcare providers and can increase government and public scrutiny of such financial interactions. If an interaction is found to be improper, government enforcement actions and penalties could result. Like many companies in our industry, we have from time to time received, and may receive in the future, inquiries and subpoenas and other types of information demands from government authorities. In addition, we have been and may in the future be subject to claims and other actions related to our business activities, brought by governmental authorities, as well as consumers and private payors. In some instances, we have incurred significant expense, civil payments, fines and other adverse consequences as a result of these claims, actions and inquiries. Such claims, actions and inquiries may relate to alleged non-compliance with laws and regulations associated with the dissemination of product (approved and unapproved) information, potentially resulting in government enforcement action and reputational damage. These risks may be heightened by the use of AI in our operations as well as in our digital marketing, including social media, mobile applications and blogger outreach, as well as direct-to-consumer marketing and digital platform offerings.

In connection with the resolution of a U.S. government investigation concerning independent copay assistance organizations that provide financial assistance to Medicare patients, in 2018, we entered into a Corporate Integrity Agreement with the Office of the Inspector General of the HHS (OIG), which expired in May 2023. Pfizer submitted its final annual report in October 2023 and the OIG officially closed the matter in January 2025.

We and certain of our subsidiaries are also subject to numerous contingencies arising in the ordinary course of business relating to legal claims and proceedings, including environmental contingencies. Amounts recorded for legal and environmental contingencies can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. While we have accrued for worldwide legal liabilities, no guarantee exists that additional costs will not be incurred or additional payments will not be required beyond the amounts accrued.

For additional information, including information regarding certain legal proceedings in which we are involved in, see *Note 16A*.

RISKS RELATED TO INTELLECTUAL PROPERTY, TECHNOLOGY AND SECURITY:

INTELLECTUAL PROPERTY PROTECTION

Our success largely depends on our ability to market technologically competitive products. We rely and expect to continue to rely on a combination of intellectual property, including patent, trademark, trade dress, copyright, trade secret and domain name protection laws, as well as confidentiality and license agreements, to protect our intellectual property and proprietary rights. If we fail to obtain and maintain adequate intellectual property protection, we may not be able to prevent third parties from launching generic or biosimilar versions of our branded products, from using our proprietary technologies or from marketing products that are very similar or identical to ours. Our currently pending or future patent applications may not result in issued patents or be granted on a timely basis. Similarly, any term extensions that we seek may not be granted on a timely basis, if at all, and any term adjustments related to patent office delays in obtaining a patent may be reduced or eliminated entirely due to risks associated with changes in law relating to patent terms. In addition, our issued patents may not contain claims sufficiently broad to protect us against claims regarding validity, enforceability, scope and effective term made by parties with similar technologies or products or provide us with any competitive advantage, including patent-based exclusivity in a particular technology or product area.

Further, legal or regulatory action by various stakeholders or governments could potentially result in us not seeking intellectual property protection for or agreeing not to enforce or being restricted from enforcing intellectual property related to our products. For example, the WTO's June 2022 Ministerial Decision on the Agreement on Trade-Related Aspects of Intellectual Property Rights seeks to make it easier for certain WTO members to issue a compulsory license on COVID-19 vaccines.

The scope of our patent claims also may vary between countries, as individual countries have distinct patent laws, and our ability to enforce our patents depends on the laws of each country, its enforcement practices, and the extent to which certain countries engage in policies or practices that weaken a country's intellectual property framework (e.g., laws or regulations that promote or provide broad discretion to issue a compulsory license). In countries that provide some form of regulatory exclusivity, mechanisms exist permitting some form of challenge to our patents by competitors or generic drug marketers prior to or immediately following the expiration of such regulatory exclusivity, and generic companies are employing aggressive strategies, such as "at-risk" launches that challenge our patent rights. Most of the suits involve claims by generic drug manufacturers that patents covering our products, uses, processes or dosage forms are invalid and/or do not cover the product of the generic or biosimilar drug manufacturer. Independent actions have been filed alleging that our assertions of, or attempts to enforce, patent rights with respect to certain products constitute unfair competition and/or violations of antitrust laws. Such claims may also be brought as counterclaims to actions we bring to enforce our patents. We are also party to other patent damages suits in various jurisdictions pursuant to which generic drug manufacturers, payors, governments or other parties are seeking damages from us for alleged delay of generic entry. We also are often involved in other proceedings, such as inter partes review, post-grant review, re-examination or opposition proceedings, before the U.S. Patent and Trademark Office, the European Patent Office, or other foreign counterparts relating to our intellectual property or the intellectual property rights of others. Also, if one of our patents or a competitors' patents is found to be invalid in such proceedings, generic or biosimilar products could be introduced into the market resulting in the erosion of sales of our existing products. For additional information, including information regarding certain legal proceedings in which we are involved, see *Note 16A1*. Further, if we are unable to maintain our existing license agreements or other agreements pursuant to which third parties grant us rights to intellectual property, our operating results and financial condition could be adversely affected.

We currently hold trademark registrations and have trademark applications pending in many jurisdictions, any of which may be the subject of a governmental or third-party objection, which could prevent the maintenance or issuance of the trademark. As our products mature, our reliance on our trademarks and trade dress to differentiate us from our competitors increases and, as a result, our business could be adversely affected if we are unable to prevent third parties from adopting, registering or using trademarks and trade dress that infringe, dilute or otherwise violate our rights. We seek to protect our proprietary information, including our trade secrets and proprietary know-how, by requiring our employees, consultants, other advisors and other third parties to execute proprietary information and confidentiality agreements upon the commencement of their relationship with us. Despite these efforts and precautions, we may be unable to prevent a third-party from copying or otherwise obtaining and using our trade secrets or our other intellectual property without authorization, and legal remedies may not adequately compensate us for the damages caused by such unauthorized use. Further, others may independently and lawfully develop substantially similar or identical products that circumvent our intellectual property by means of alternative designs or processes or otherwise.

THIRD-PARTY INTELLECTUAL PROPERTY CLAIMS

A properly functioning intellectual property regime is essential to our business model. We are committed to respecting the valid intellectual property rights of other companies, but the patent granting process is imperfect. Accordingly, the pursuit of valid business opportunities may require us to challenge intellectual property rights held by others that we believe were improperly granted, including challenges through negotiation and litigation, and such challenges may not always be successful.

Part of our business depends upon identifying biosimilar opportunities and launching products to take advantage of those opportunities, which may involve litigation, associated costs and time delays, and may ultimately not be successful. These opportunities may arise in situations where patent protection of equivalent branded products has expired or been declared invalid, or where products do not infringe the patents of others. In some circumstances we may take action, such as litigation, asserting that our products do not infringe patents of existing products or that those patents are invalid or unenforceable in order to achieve a "first-to-market" or early market position for our products.

Third parties may claim that our products infringe one or more patents owned or controlled by them. Claims of intellectual property infringement can be costly and time-consuming to resolve, may delay or prevent product launches, and may result in significant royalty payments or damages or potential licensing agreements. For example, our R&D in a therapeutic area may not be first and another company or entity may have obtained relevant patents before us. We are involved in patent-related disputes with third parties over our attempts to market pharmaceutical products, including related to Abrysvo, Comirnaty and Paxlovid. As we expand our mRNA portfolio, patent-related disputes may increase. Once we have final regulatory approval of the related products, we may decide to commercially market these products even though associated legal proceedings (including any appeals) have not been resolved (i.e., "at-risk" launch). If one of our marketed products (or a product of our collaboration/licensing partners to which we have licenses or co-promotion rights) is found to infringe valid patent rights of a third party, such third party may be awarded significant damages or royalty payments, or we may be prevented from further sales of that product. Such damages may be enhanced as much as three-fold if we or one of our subsidiaries is found to have willfully infringed valid patent rights of a third party.

INFORMATION TECHNOLOGY AND SECURITY

Significant disruptions of IT systems or breaches of information security could adversely affect our business. We extensively rely upon sophisticated IT systems (including cloud services) to operate our business. We produce, collect, process, store and transmit large amounts of confidential information (including personal information and intellectual property), and we deploy and operate an array of technical and procedural controls to maintain the confidentiality, integrity and availability of such confidential information. We develop and operate digital systems to engage patients, healthcare providers, governments, payors and supply chain partners to conduct business and deliver medicines, digital diagnostics, clinical trials and digital therapies. Such systems include mobile applications, wearable devices, internet websites and other digital technologies that may be targets of attack. We have outsourced significant elements of our operations, including significant elements of our IT infrastructure and, as a result, we manage relationships with many third-party providers who may or could have access to our confidential information. We rely on technology developed, supplied and/or maintained by third-parties that may make us vulnerable to "supply chain" style cyber-attacks. Further, technology and security vulnerabilities of acquisitions, business partners or third-party providers may not be identified during due diligence or soon enough to mitigate exploitation. The size and complexity of our IT and information security systems, and those of our third-party providers (and the large amounts of confidential information that is present on them), make such systems potentially vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by, but not limited to, our employees, contingent workers, service providers, business partners, customers or malicious attackers. As a global pharmaceutical company, our systems and assets are the target of frequent cyber-attacks. Such cyber-attacks are of ever-increasing levels of sophistication, including the use of adversarial AI techniques, and are made by groups and individuals with a wide range of motives (including, but not limited to, industrial espionage, extortion, property destruction and personal information theft) and expertise, including, but not limited to, organized criminal groups, "hacktivists," nation states, employees, business partners and others. Due to the nature of some of these attacks, there is a risk that they may remain undetected for a period of time. While we have invested in the protection of data and IT and develop and maintain systems and controls, our efforts, like those of other similar companies, have not always and may not in the future prevent service interruptions, extortion, theft of confidential, personal or proprietary information, compromise of data integrity or unauthorized information disclosure. Any technology service interruption or breach of our systems could adversely affect our business operations and/or result in potential legal liability, the loss of personal data, confidential information or intellectual property. Such incidents could require disclosure to government authorities and/or regulators and could require notification to impacted individuals and any incident could result in financial, legal, business and reputational harm to us. We maintain cyber liability insurance; however, this insurance may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of our systems.

AI is increasingly being used in the biopharmaceutical and global healthcare industries. As with many developing technologies, AI presents risks and challenges. For example, algorithms may be flawed or trained on content without the necessary intellectual property rights or other legal rights or permissions; data sets may not be appropriate for the intended use, of poor quality, contain biased information, or become corrupted during a cyber-attack; and inappropriate or controversial data practices by data scientists, engineers, and end-users could impair results. If the outputs that AI produces or assists in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability and brand or reputational harm. Furthermore, use of AI may lead to the release of confidential information which may impact our ability to realize the benefits of our data, including intellectual property.

GENERAL RISKS

BUSINESS DEVELOPMENT ACTIVITIES AND STRATEGIC GOALS

We have established significant growth goals, which we plan to achieve, in part, by not only advancing our own product pipelines and maximizing the value of our existing products, but also through various forms of business development activities, which can include alliances, licenses, JVs, collaborations, equity- or debt-based investments, dispositions, divestments, mergers and acquisitions. We view our business development activity as an enabler of our strategies and seek to generate growth by pursuing opportunities and transactions that have the potential to strengthen our business and our capabilities. The success of our business development activities is dependent on the availability and accurate evaluation of appropriate opportunities, competition from others that are seeking similar opportunities and our ability to successfully identify, structure and execute transactions, including the ability to satisfy closing conditions in the anticipated timeframes or at all, and our ability to successfully integrate acquired businesses and develop and commercialize acquired products. Pursuing, executing and consummating these transactions may require substantial investment, which may require us to obtain additional equity or debt financing, which has in the past and could in the future result in increased leverage and/or a downgrade of our credit ratings and could limit our ability to obtain future financing. We have incurred substantial indebtedness to fund our acquisition of Seagen. We financed a portion of the transaction with the proceeds from the $31 billion of long-term debt issued in May 2023, plus additional short-term indebtedness issued prior to the acquisition. The amount of debt that we have incurred could have significant consequences including, among other things, reducing our operating or financial flexibility, requiring a portion of our cash flow from operations to make interest payments and reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our business. To the extent we incur additional indebtedness or interest rates increase, these risks could increase further.

The success of our business development transactions depends on our ability to realize the anticipated benefits of these transactions and is subject to numerous risks and uncertainties, many of which are outside of our control. Unsuccessful clinical trials, regulatory hurdles, new information and commercialization challenges, among other factors, may adversely impact revenue and income contribution from business development transactions, including from acquired products and businesses, and may lead to impairment of acquired assets. We may fail to generate expected revenue growth for our existing products, product pipeline and contribution from these transactions or from acquired products or businesses or we may fail to achieve anticipated cost savings, within expected time frames or at all, which may impact our ability to meet our growth objectives. In certain transactions, we may agree to provide certain transition services for an extended period of time, which may divert our focus and resources that would otherwise be invested into maintaining or growing our business. Similarly, the accretive impact anticipated from certain transactions may not be realized or may be delayed. Integration of acquired products or businesses may result in the loss of key employees, the disruption of ongoing business, including third-party relationships, or inconsistencies in standards, controls, procedures and policies. Further, while we seek to mitigate risks and liabilities through, among other things, due diligence, we may be exposed to risks and liabilities as a result of business development transactions. There is no assurance that we will be able to acquire attractive businesses or enter into strategic business relationships on favorable terms ahead of our competitors, or that such acquisitions or strategic business development relationships will be accretive to earnings or improve our competitive position.

Where we invest in or otherwise obtain debt or equity securities of third parties in connection with business development transactions, such as our ownership interest in Haleon, we may be unable to direct or influence the management, operational decisions and policies of such companies and the value of the acquired securities will fluctuate and may lose value. Any future distribution or sale of such securities will be subject to prevailing market conditions and other factors, including the size of our ownership stake, at the time of such distribution or sale and there is no assurance as to the price that such securities will ultimately be sold or that such securities will be sold at all.

PANDEMICS

Pandemics, such as the COVID-19 pandemic, have impacted and may in the future impact our business, operations and financial condition and results. Related risks and challenges for our business include, among others: uncertainty regarding the severity and duration of a pandemic; impacts to business operations; decreased demand for certain of our products; increased costs of doing business; manufacturing disruptions and delays; supply chain disruptions and shortages, including challenges related to reliance on third-party suppliers resulting in reduced availability of materials or components used in the development, manufacturing, distribution or administration of our products; evolving macroeconomic factors and conditions, including general economic uncertainty, unemployment rates and recessionary pressures; changes in labor markets, including challenges related to our human capital and talent development; unknown consequences on our business performance and initiatives stemming from the substantial investment of time and other resources to any potential pandemic response; increased difficulty and uncertainty regarding predicting or estimating future performance; pace of post-pandemic recovery, disruption and volatility within the financial or credit markets; and our financial performance in general.

COVID-19

We face risks and uncertainties related to our COVID-19 products, including Comirnaty and Paxlovid or any potential future COVID-19 vaccines, treatments or combinations, including, among others, the risk that as the market for COVID-19 products remains endemic and seasonal, demand for our COVID-19 products has and may continue to be reduced or not meet expectations, which has and may continue to lead to reduced revenues, excess inventory or other unanticipated charges; risks related to our ability to develop and commercialize variant adapted vaccines, combinations and/or treatments; uncertainties related to recommendations and coverage for, and the public's adherence to, vaccines, boosters, treatments or combinations; risks related to our ability to accurately predict revenue for Comirnaty and Paxlovid or any potential future COVID-19 vaccines or treatments; whether and when EUA or biologics license applications or amendments to any such applications may be filed in particular jurisdictions for Comirnaty or any other potential vaccine or vaccine candidates, including those related to potential future annual boosters, re-vaccinations, or vaccines in additional populations, and if obtained, whether or when such EUA or licenses, or existing EUAs, will expire or terminate; whether and when additional supply or purchase agreements will be reached or existing agreements will be modified; potential third-party royalties or other claims related to Comirnaty or Paxlovid; and the other risks and uncertainties discussed throughout this Item 1A. Risk Factors.

RESPONSIBLE BUSINESS GROWTH

Pfizer is subject to transitional and physical risks related to climate change. Transitional risks include, for example, a disorderly global transition away from fossil fuels that may result in increased energy prices; customer preference for low or no-carbon products; stakeholder pressure to decarbonize assets; or new legal or regulatory requirements that result in new or expanded carbon pricing, taxes, restrictions on GHG emissions, and increased GHG disclosure and transparency. These risks could increase operating costs, including the cost of our electricity and energy use, or otherwise increase compliance costs. Physical risks to our operations include water stress and drought; flooding and storm surge; wildfires; extreme temperatures and storms, which could impact pharmaceutical production, increase costs, or disrupt supply chains of medicines for patients. For example, our manufacturing facility in Rocky Mount, NC was damaged by a tornado in July 2023. For additional details on the impact of the tornado in Rocky Mount, NC, see the *Overview of Our Performance, Operating Environment, Strategy and Outlook—Our Operating Environment* section within MD&A. Our supply chain is subject to these same transitional and physical risks and would likely pass along any increased costs to us.

In June 2022, Pfizer established our fourth consecutive GHG reduction goal with new near- and long-term targets to achieve the Science Based Target Initiative's voluntary Net-Zero Standard by 2040. While we are working to develop and implement emission reduction plans to achieve our voluntary climate goals, various factors, including the long time horizons and commercial availability of new technologies to enable the emission reductions, in the time and scale needed, may present inherent risk in our ability to meet these goals. Additionally, success may depend on the actions of governments and third parties and may require, among other things, significant capital investment; R&D; and government policies and incentives to foster innovation and reduce costs of technologies that may not currently exist or be available at scale.

Certain governmental authorities, non-governmental organizations, customers, investors, employees, and other stakeholders are increasingly sensitive to matters perceived to be related to responsible business growth, such as equitable access to medicines and vaccines, product quality and safety, human capital, diversity, equity and inclusion, environmental stewardship, support for local communities, value chain environmental and social due diligence, and corporate governance and transparency. In addition, governments and the public expect companies like us to report on our business practices with respect to human rights, responsible sourcing and environmental impact, as well as the actions of our third-party contractors and suppliers around the world. This focus may lead to new expectations or requirements that could result in increased costs associated with research, development, manufacture, or distribution of our products. Our ability to compete could also be affected by changing customer preferences and requirements, such as growing demand for companies to establish validated Net Zero targets or offer more sustainable products. While we are committed to responsible business growth, if we do not meet, or are perceived not to meet, our goals or other stakeholder expectations in these key areas, we risk negative stakeholder reaction, including from proxy advisory services, as well as damage to our brand and reputation, reduced demand for our products or other negative impacts on our business and operations. While we monitor a broad range of corporate responsibility matters, we cannot be certain that we will manage such matters successfully, or that we will successfully meet the expectations of investors, employees, consumers, governments and other stakeholders.

MARKET FLUCTUATIONS IN OUR EQUITY AND OTHER INVESTMENTS

Changes in the fair value of certain equity investments that are recognized in net income may result in increased volatility of our income. See *Note 4* and the *Analysis of Financial Condition, Liquidity, Capital Resources and Market Risk* section within MD&A.

Our pension benefit obligations and postretirement benefit obligations are subject to volatility from changes in the fair value of equity investments and other investment risk in the assets funding these plans, as well as changes in the appropriate discount rate. See the *Significant Accounting Policies and Application of Critical Accounting Estimates and Assumptions—Benefit Plans* section within MD&A and *Note 11*.

COST AND EXPENSE CONTROL AND UNUSUAL EVENTS

Growth in costs and expenses, changes in product and geographic mix and the impact of acquisitions, divestitures, restructurings, internal reorganizations, product withdrawals, recalls and other unusual events that could result from evolving business strategies, evaluation of asset realization and organizational restructuring could adversely affect future results. Such risks and uncertainties include, in particular, our ability to realize the projected benefits of our cost-reduction and productivity initiatives, including our enterprise-wide cost realignment program and manufacturing optimization program, other corporate strategic initiatives and any acquisitions, divestitures or other initiatives, as well as potential disruption of ongoing business, such as potential impacts on our ability to deliver on our pipeline as planned. Additionally, as a result of these initiatives, we may experience a loss of continuity, loss of accumulated knowledge or intellectual property and/or inefficiency, adverse effects on employee morale, loss of key employees and/or other retention issues during transitional periods. Reorganizations and restructurings can require a significant amount of time and focus, which may divert attention from operating and growing our business. If we fail to achieve some or all of the expected benefits of restructuring, it could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

INTANGIBLE ASSETS, GOODWILL AND EQUITY-METHOD INVESTMENTS

Our consolidated balance sheet contains significant amounts of intangible assets, including IPR&D and goodwill. For IPR&D assets, the risk of failure is significant, and there can be no certainty that these assets ultimately will yield successful products. Our ability to realize value on these significant investments is often contingent upon, among other things, regulatory approvals and market acceptance. As such, IPR&D assets may become impaired and/or be written off in the future if the associated R&D effort is abandoned or is curtailed. For goodwill, all reporting units can confront events and circumstances that can lead to a goodwill impairment charge such as, among other things, unanticipated competition, an adverse action or assessment by a regulator, a significant adverse change in legal matters or in the business climate and/or a failure to replace the contributions of products that lose market exclusivity. Our other intangible assets, including developed technology rights and brands, face similar risks for impairment. Our equity-method investments may also be subject to impairment charges that may result from the occurrence of unexpected adverse events or management decisions that impact our estimates of expected cash flows to be generated from these investments. We may recognize impairment charges as a result of a weak economic environment, challenging market conditions, decisions by management, or events related to particular customers or asset types, such as the development of competing assets by us or others, regulatory actions or product recalls or withdrawals. Any such impairment charge of our intangible assets, goodwill and equity-method investments may be significant. See *Note 4* for a discussion of recent impairments of intangible assets. For additional details, see the *Significant Accounting Policies and Application of Critical Accounting Estimates and Assumptions—Asset Impairments* section within MD&A.

CHANGES IN LAWS AND ACCOUNTING STANDARDS

Our future results could be adversely affected by changes in laws, regulations or policies, or their interpretation, including, among others, changes in accounting standards, tariffs, tax laws and regulations internationally and in the U.S., including, without limitation, the IRA, the adoption of global minimum taxation requirements outside the U.S. generally effective in most jurisdictions since January 1, 2024 and potential changes to existing tax laws, tariffs, competition laws, privacy laws and environmental laws or changes to other laws, regulations and policies in the U.S., including by the U.S. Presidential administration and Congress, as well as in other countries. For example, issued or future executive orders or other new or changes in laws, regulations or policy regarding tariffs, could have a material adverse effect on our business, earnings and financial guidance. The actual impact of the new tariffs on our business is subject to a number of factors including, but not limited to, restrictions on trade, the effective date and duration of such tariffs, countries included in the scope of tariffs, changes to amounts of tariffs, and potential retaliatory tariffs imposed by other countries. See *Government Regulation and Price Constraints* for additional information regarding privacy and other laws. For additional information on changes in tax laws or rates or accounting standards, see the *Provision/(Benefit) for Taxes on Income* and *New Accounting Standards* sections within MD&A and *Note 1B*.

ITEM 1C.   CYBERSECURITY

Managing cybersecurity risk is a crucial part of our overall strategy for safely operating our business. We incorporate cybersecurity practices into our Enterprise Risk Management (ERM) program. Management is responsible for assessing and managing risk, including through the ERM program, subject to oversight by our BOD. Our cybersecurity policies and practices are aligned with NIST (National Institute of Standards and Technology) industry standards.

Consistent with our overall ERM program and practices, our cybersecurity program includes:

- *Vigilance*: We maintain a global cybersecurity operation that endeavors to detect, prevent, contain, and respond to cybersecurity threats and incidents in a prompt and effective manner with the goal of minimizing business disruptions.
- *External Collaboration*: We collaborate with public and private entities, including intelligence and law enforcement agencies, industry groups and third-party service providers to identify, assess and mitigate cybersecurity risks.
- *Systems Safeguards*: We deploy technical safeguards that are designed to protect our information systems, products, operations and sensitive information from cybersecurity threats. These include firewalls, intrusion prevention and detection systems, disaster recovery capabilities, malware and ransomware prevention, access controls and data protection. We continuously conduct vulnerability assessments to identify new risks and periodically test the efficacy of our safeguards through both internal and external penetration tests.
- *Education*: We provide periodic training for all personnel regarding cybersecurity threats, with such training appropriate to the roles, responsibilities and access of the relevant Company personnel. Our policies require all workers to report any real or suspected cybersecurity events.
- *Supplier Ecosystem Management*: We extend our cybersecurity management control expectations to our supply chain ecosystem, as appropriate. This includes identifying cybersecurity risks presented by third parties.
- *Incident Response Planning*: We have established, and maintain and periodically test, incident response plans that direct our response to cybersecurity events and incidents. Such plans include the protocol by which certain significant or potentially material incidents would be communicated to executive management, our BOD, external regulators and shareholders, as appropriate.
- *Enterprise-Wide Coordination*: We engage relevant stakeholders from across the Company to identify emerging risks and respond to cybersecurity threats. This cross-functional approach includes personnel from our R&D, manufacturing, commercial, technology, legal, compliance, internal audit and other business functions.

- *Governance*: Our BOD's oversight of cybersecurity risk management is led by the Audit Committee, which oversees our ERM program. Cybersecurity threats, risks and mitigation are periodically reviewed by the Audit Committee and such reviews include both internal and independent assessment of risks, controls and effectiveness.

Our risk assessment efforts have indicated that we are a target for theft of intellectual property, financial resources, personal information, and trade secrets from a wide range of actors including nation states, organized crime, malicious insiders and activists. The impacts of attacks, abuse and misuse of Pfizer's systems and information could include, without limitation, loss of assets, operational disruption and damage to Pfizer's reputation.

A key element of managing cybersecurity risk is the ongoing assessment and testing of our processes and practices through auditing, assessments, drills and other exercises focused on evaluating the sufficiency and effectiveness of our risk mitigation. We regularly engage third parties to perform assessments of our cybersecurity measures, including information security maturity assessments and independent reviews of our information security control environment and operating effectiveness. Certain results of such assessments and reviews are reported by the Chief Information Security Officer (CISO) to certain senior leaders, the Audit Committee and the BOD, as appropriate, and we make adjustments to our cybersecurity processes and practices as necessary based on the information provided by the third-party assessments and reviews.

The Audit Committee oversees cybersecurity risk management, including the policies, processes and practices that management implements to prevent, detect and address risks from cybersecurity threats. The Audit Committee receives periodic briefings on, and discusses with our CISO, cybersecurity risks and risk management practices, including, for example, recent developments in the external cybersecurity threat landscape, evolving standards, vulnerability assessments, third-party and independent reviews, technological trends and considerations arising from our supplier ecosystem. The Audit Committee may also promptly receive information regarding certain significant or potentially material cybersecurity incidents that may occur, including any ongoing updates regarding the same.

Our CISO is a member of our management team who is principally responsible for overseeing our cybersecurity risk management program, in partnership with other business leaders across the Company. We believe our CISO and the information security organization have the appropriate expertise, background and depth of experience relating to monitoring the prevention, mitigation, detection and remediation of cybersecurity incidents to manage risks arising from cybersecurity threats. The CISO works in coordination with other members of the management team, including, among others, the Chief Digital Officer, the Chief Financial Officer and the Chief Legal Officer and their designees.

Our CISO, along with leaders from our privacy and corporate compliance functions, collaborate to implement a program designed to manage our exposure to cybersecurity risks and to promptly respond to cybersecurity incidents. Prompt response to incidents is delivered by multi-disciplinary teams in accordance with our incident response plan. Through ongoing communications with these teams during incidents, the CISO monitors the triage, mitigation and remediation of cybersecurity incidents, and reports such incidents to executive management, the Audit Committee and other Pfizer colleagues in accordance with our cybersecurity policies and procedures, as is appropriate.

For the fiscal year ended December 31, 2024, we are not aware of any cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition. For further discussion of the risks associated with cybersecurity incidents, see the *Item 1A. Risk Factors—Information Technology and Security* section in this Form 10-K.

ITEM 2. PROPERTIES

Our global headquarters are located in New York City. We own and lease space globally for sales and marketing, customer service, regulatory compliance, R&D, manufacturing and distribution and corporate enabling functions. In many locations, our business and operations are co-located to achieve synergy and operational efficiencies. We continue to advance our global workplace strategy to provide workplaces that promote our forward-thinking and highly inclusive culture. As of December 31, 2024, we had 251 owned and leased properties worldwide, amounting to approximately 37 million square feet.

As of December 31, 2024, PGS had responsibility for 37 plants around the world, which manufacture products for our commercial divisions, including in Belgium, Germany, India, Ireland, Italy, Japan, Singapore and the U.S. The leadership team for PGS is primarily located in New York City. PGS also operates multiple distribution facilities around the world. PGS continuously evaluates it network and capacity to meet Pfizer's ever changing needs and help inform future decisions.

In the U.S., our R&D facilities contain an aggregate of approximately 9 million square feet, with the majority of that area owned by Pfizer. Outside of the U.S., we lease R&D labs in the U.K., India and Belgium.

In general, we believe that our properties, including the principal properties described above, are well-maintained, adequate and suitable for their current requirements and for our operations in the foreseeable future. See *Note 9* for amounts invested in land, buildings and equipment.

ITEM 3. LEGAL PROCEEDINGS

Certain legal proceedings in which we are involved are discussed in *Note 16A*.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The executive officers of the Company are set forth in this table. Each holds the office or offices indicated until his or her successor is chosen and qualified at the regular meeting of the BOD to be held on the date of the 2025 Annual Meeting of Shareholders, or until his or her earlier death, resignation or removal. Each of the executive officers is a member of the Pfizer Executive Leadership Team.

Name	Age	Position
Albert Bourla, DVM, Ph.D.	63	Chairman of the Board since January 2020 and Chief Executive Officer since January 2019. Chief Operating Officer from January 2018 until December 2018. Group President, Pfizer Innovative Health from June 2016 until December 2017. Group President, Global Innovative Pharma Business (responsible for Vaccines, Oncology and Consumer Healthcare since 2014) from February 2016 until June 2016. President and General Manager of Established Products Business Unit from December 2010 until December 2013. Our Director since February 2018.
Andrew Baum, MA, BM ChB	55	Chief Strategy and Innovation Officer and Executive Vice President since 2024. Prior to joining Pfizer, he was Head of Global Healthcare - Managing Director Equity Research at Citigroup from 2011 until 2024.
Chris Boshoff, MD, FRCP, FMedSci, Ph.D.	61	Chief Scientific Officer and President, Research & Development, since January 2025. Chief Oncology Officer, Executive Vice President from December 2023 until December 2024. Chief Oncology Research and Development Officer and Executive Vice President from July 2023 until December 2023. Senior Vice President, Oncology, from 2017 until 2023.
David M. Denton	59	Chief Financial Officer, Executive Vice President since May 2022. Executive Vice President, Chief Financial Officer, Lowe's Companies, Inc., from November 2018 until April 2022; Executive Vice President and Chief Financial Officer, CVS Health Corporation (a diversified health solutions company), from January 2010 until November 2018. Served as Director of Haleon plc from March 2023 to December 2024.
Alexandre de Germay	57	Chief International Commercial Officer, Executive Vice President since December 2023. Chief Executive Officer, Laboratoires Majorelle (a specialty pharma company based in France dedicated to women's health and urology) from 2021 until January 2024 (assisting with transition matters after December 15, 2023). From 2020 until 2021 was Senior Vice President; Global Franchise Head of Cardiology, Transplant and Established Products, and from 2016 until 2020 was Head of Mature Markets General Medicines of Sanofi. Regional President of Asia-Pacific of Pfizer Inc. from 2013 until 2016.
Lidia Fonseca	56	Chief Digital and Technology Officer, Executive Vice President since January 2019. Chief Information Officer and Senior Vice President of Quest Diagnostics Incorporated from 2014 to 2018. Senior Vice President of Laboratory Corporation of America Holdings from 2008 until March 2013. Director of Medtronic plc.
Douglas M. Lankler	59	Chief Legal Officer, Executive Vice President since January 2025. General Counsel, Executive Vice President from December 2013 until December 2024. Corporate Secretary from January 2014 until February 2014. Executive Vice President, Chief Compliance and Risk Officer from February 2011 until December 2013.
Aamir Malik	49	Chief U.S. Commercial Officer, Executive Vice President since December 2023. Chief Business Innovation Officer, Executive Vice President from August 2021 until December 2023. Various U.S. geographic leadership roles with McKinsey & Company from 2019 to 2021; previously co-led McKinsey & Company's Global Pharmaceuticals & Medical Products practice from 2015 to 2018.
Michael McDermott	59	Chief Global Supply and Quality Officer, Executive Vice President since January 2025. Chief Global Supply Officer, Executive Vice President from 2022 until December 2024. President of Pfizer Global Supply from 2018 until 2021. Vice President of Pfizer Global Supply from 2014 until 2018. Vice President of the Biotechnology Unit from 2012 until 2014.
Payal Sahni	50	Chief People Experience Officer, Executive Vice President since January 2022. Chief Human Resources Officer, Executive Vice President from June 2020 to December 2021. From May 2016 until June 2020 served as Senior Vice President of Human Resources for multiple operating units. Vice President of Human Resources, Vaccines, Oncology & Consumer from 2015 until 2016. Ms. Sahni has served in a number of positions in the Human Resources organization with increasing responsibility since joining Pfizer in 1997.
Sally Susman	63	Chief Corporate Affairs Officer, Executive Vice President since January 2019. Executive Vice President, Corporate Affairs (formerly Policy, External Affairs and Communications) from December 2010 until December 2018. Senior Vice President, Policy, External Affairs and Communications from December 2009 until December 2010. Director of UL Solutions Inc.

ITEM 5.   MARKET FOR THE COMPANY'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The principal market for our common stock is the NYSE. Our common stock currently trades on the NYSE under the symbol "PFE". As of February 20, 2025, there were 113,116 holders of record of our common stock.

The following summarizes purchases of our common stock during the fourth quarter of 2024:

Period	Total Number of Shares Purchased[a]	Average Price Paid per Share[a]	Total Number of Shares Purchased as Part of Publicly Announced Plan	Approximate Value of Shares that May Yet Be Purchased Under the Plan[b]
September 30 through October 27, 2024	33,110	$ 29.04	—	$ 3,292,882,444
October 28 through November 30, 2024	34,233	$ 27.85	—	$ 3,292,882,444
December 1 through December 31, 2024	63,672	$ 26.21	—	$ 3,292,882,444
Total	131,015	$ 27.36	—	

[a] Represents (i) 127,726 shares of common stock surrendered to the Company to satisfy tax withholding obligations in connection with the vesting of awards under our long-term incentive programs and (ii) the open market purchase by the trustee of 3,289 shares of common stock in connection with the reinvestment of dividends paid on common stock held in trust for employees who deferred receipt of performance share awards.

[b] See Note 12.

PEER GROUP PERFORMANCE GRAPH

The following graph assumes a $100 investment on December 31, 2019, and reinvestment of all dividends, in each of the Company's Common Stock, a composite peer group of the major U.S. and European-based pharmaceutical companies, which are: AbbVie Inc., Amgen Inc., AstraZeneca PLC, Bristol-Myers Squibb Company, Eli Lilly and Company, GSK plc, Johnson & Johnson, Merck & Co., Inc., Novartis AG, Novo Nordisk, Roche Holding AG and Sanofi, the S&P 500 Index and the NYSE Arca Pharmaceutical Index (DRG index).



Five Year Performance

	2019	2020	2021	2022	2023	2024
PFIZER	$100.0	$103.4	$172.5	$154.5	$90.8	**$88.8**
PEER GROUP	$100.0	$105.5	$126.6	$147.5	$170.1	**$177.4**
S&P 500	$100.0	$118.4	$152.3	$124.7	$157.5	**$196.8**
DRG Index	$100.0	$108.7	$134.2	$144.5	$155.7	**$163.6**

ITEM 6.   [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The following MD&A is intended to assist the reader in understanding our financial condition and results of operations, including an evaluation of the amounts and certainty of cash flows from operations and from outside sources, and is provided as a supplement to and should be read in conjunction with the consolidated financial statements and related notes in *Item 8. Financial Statements and Supplementary Data* in this Form 10-K. Discussions of 2022 items and year-to-year comparisons between 2023 and 2022 that are not included in this Form 10-K can be found within MD&A in our 2023 Form 10-K.

References to operational variances pertain to period-over-period changes that exclude the impact of foreign exchange rates. Although foreign exchange rate changes are part of our business, they are not within our control and because they can mask positive or negative trends in the business, we believe presenting operational variances excluding these foreign exchange changes provides useful information to evaluate our results.

In the first quarter of 2024, we reclassified royalty income (substantially all of which is related to our Biopharma segment) from *Other (income)/ deductions—net* and began presenting *Royalty revenues* as a separate line item within *Total revenues* in our consolidated statements of operations. Prior-period amounts have been recast to conform to the current presentation.

OVERVIEW OF OUR PERFORMANCE, OPERATING ENVIRONMENT, STRATEGY AND OUTLOOK

Financial Highlights—The following is a summary of certain financial performance metrics (in billions, except per share data):



** For additional information regarding Adjusted diluted EPS (which is a non-GAAP financial measure), including reconciliations of certain GAAP Reported to non-GAAP Adjusted information, see the *Non-GAAP Financial Measure: Adjusted Income* section within MD&A.

Our Business and Strategy—Pfizer Inc. is a research-based, global biopharmaceutical company. We apply science and our global resources to bring therapies to people that extend and significantly improve their lives. See the *Item 1. Business—About Pfizer* section. As a science-driven global biopharmaceutical company, we remain focused on advancing our pipeline, supporting our marketed brands and deploying capital responsibly, with a focus on initiatives that can help contribute to our long-term revenue and future growth. Most of our revenues come from the manufacture and sale of biopharmaceutical products. We believe that our medicines and vaccines provide significant value for healthcare providers and patients, and we continuously evaluate how we can best collaborate with patients, physicians and payors to support and expand patient access to reliable, affordable healthcare around the world. In addition, we continually seek to expand and broaden our product portfolio offerings through prioritized development of our pipeline and business development opportunities targeted at critical unmet patient needs. As a result, our commercial organizational structure and R&D operations are critical to the successful execution of our business strategy. Our ability to fulfill our purpose, *Breakthroughs that change patients' lives*, remains a core focus and underscores our commitment to addressing the needs of society to help sustain long-term value creation for all stakeholders.

Our 2025 key priorities are:

1. Improve R&D productivity with sharpened focus

2. Expand margins and maximize operational efficiency

3. Achieve commercial excellence in our key categories

4. Optimize capital allocation.

One way we believe we will be more efficient, effective and able to execute on these strategic priorities is through technology, including AI.

In 2024, we managed our commercial operations through a global structure consisting of three operating segments: Biopharma, PC1 and Pfizer Ignite. Biopharma was the only reportable segment. See *Note 17A* and the *Item 1. Business—Commercial Operations* section. At the beginning of 2025, we made the following changes within our Biopharma reportable segment that went into effect on January 1, 2025 to support our continued focus on commercial execution and to further strengthen Pfizer's capabilities and leadership in discovering and developing breakthrough medicines and vaccines:

- transitioned the Pfizer U.S. Oncology commercial organization and the global Oncology marketing organization, which were part of the former Pfizer Oncology Division, into the Pfizer U.S. Commercial Division, which now focuses on the commercialization of Pfizer's entire product portfolio in the U.S. and is led by the Chief U.S. Commercial Officer, Executive Vice President; and
- combined our global ORD and PRD organizations to form a single Pfizer R&D organization that is responsible for all R&D activities across all therapeutic areas.

In the fourth quarter of 2023, we announced that we launched a multi-year, enterprise-wide cost realignment program (Realigning Our Cost Base Program) that aims to realign our costs with our longer-term revenue expectations. In the second quarter of 2024, we announced that we launched a multi-year, multi-phased program to reduce our costs of goods sold (Manufacturing Optimization Program), which is expected to include operational efficiencies, network structure changes, and product portfolio enhancements. See *Note 3*. For a description of anticipated savings related to these programs, see the *Costs and Expenses—Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives* section within MD&A.

R&D: We believe we have a strong pipeline and are well-positioned for future growth. R&D is at the heart of fulfilling our purpose to deliver breakthroughs that change patients' lives as we work to translate advanced science and technologies into the medicines and vaccines that may be the most impactful for patients. Innovation, drug discovery and development are critical to our success. In addition to discovering and developing new products, our R&D efforts seek to add value to our existing products by improving their effectiveness and ease of dosing and by discovering potential new indications. See the *Item 1. Business—Research and Development* section for our R&D priorities and strategy.

We seek to leverage a strong pipeline, organize around expected operational growth drivers and capitalize on trends creating long-term growth opportunities, including:

- an aging global population that is generating increased demand for innovative medicines and vaccines that address patients' unmet needs; and
- advances in both biological science and platform technologies that are enhancing the delivery of potential breakthrough new medicines and vaccines.

Our Business Development Initiatives—We are committed to strategically capitalizing on growth opportunities, primarily by advancing our own product pipeline and maximizing the value of our existing products, but also through various business development activities. We view our business development activity as an enabler of our strategies and seek to generate growth by pursuing opportunities and transactions that have the potential to strengthen our business and our capabilities. We assess our business, assets and scientific capabilities/portfolio as part of our regular, ongoing portfolio review process and also continue to consider business development activities that will help advance our business strategy. See *Note 2* for significant recent activities.

Our 2024 Performance

Total Revenues—*Total revenues* increased $4.1 billion, or 7%, to $63.6 billion in 2024 from $59.6 billion in 2023, reflecting an operational increase of $4.4 billion, or 7%, partially offset by an unfavorable impact of foreign exchange of $349 million, or approximately 1%. The operational increase was primarily driven by Paxlovid, the addition of legacy Seagen revenues in full-year 2024 following the acquisition in December 2023, and growth from the Vyndaqel family and Eliquis, partially offset by declines in Comirnaty. The operational increase for Paxlovid was primarily due to: (i) a non-cash revenue reversal of $3.5 billion recorded in the fourth quarter of 2023 related to the expected return of an estimated 6.5 million treatment courses of EUA labeled U.S. government inventory and (ii) revenue in 2024 of $1.2 billion from two one-time items: a $771 million favorable final adjustment recorded in the first quarter of 2024 to the aforementioned $3.5 billion revenue reversal; and $442 million from the one-time contractual delivery of treatment courses to the U.S. SNS. See *Note 17C*. Excluding contributions from Comirnaty and Paxlovid, *Total revenues* increased 12% operationally.

The following chart outlines the components of the net change in *Total revenues*:


$ Millions
$59,553
$5,906
$(28)
$(1,455)
$(349)
$63,627
2023
Operational impact (excl. impact of patent-based expirations or loss of regulatory exclusivity and operational impact of Comirnaty and Paxlovid revenues)
Impact of patent-based expirations or loss of regulatory exclusivity
Operational impact of Comirnaty and Paxlovid Revenues
Foreign Exchange
2024

See the *Total Revenues by Geography* and *Total Revenues—Selected Product Discussion* sections within MD&A for more information, including a discussion of key drivers of our revenue performance. Certain of our vaccines, including Comirnaty, are subject to seasonality of demand, with a greater portion of revenues anticipated in the fall and winter seasons, and Paxlovid revenues trend with infection rates. See also *The Global*

Economic Environment—COVID-19 section below for information about our COVID-19 products. For information regarding the primary indications or class of certain products, see *Note 17C.*

Income from Continuing Operations Before Provision/(Benefit) for Taxes on Income—The increase in *Income from continuing operations before provision/(benefit) for taxes on income* of $7.0 billion, to $8.0 billion in 2024 from $1.1 billion in 2023, was primarily attributable to (i) a decrease in *Cost of Sales,* (ii) higher revenues and (iii) a decrease in *Restructuring charges and certain acquisition-related costs,* partially offset by (iv) higher net interest expense, (v) net periodic benefit costs associated with pension and other postretirement plans incurred in 2024 versus net periodic benefit credits in 2023, (vi) lower net gains on equity securities and (vii) an increase in *Amortization of intangible assets.*

See the *Analysis of the Consolidated Statements of Operations* section within MD&A and *Note 4*. For information on our tax provision and effective tax rate, see the *Provision/(Benefit) for Taxes on Income* section within MD&A and *Note 5*.

Our Operating Environment—We, like other businesses in our industry, are subject to certain industry-specific challenges. These include, among others, the topics listed below. See also the *Item 1. Business—Government Regulation and Price Constraints* and *Item 1A. Risk Factors* sections.

Regulatory Environment—Pipeline Productivity—Our product lines must be replenished over time to offset revenue losses when products lose exclusivity or market share or to respond to healthcare and innovation trends, as well as to provide for earnings growth, primarily through internal R&D or through collaborations, acquisitions, JVs, licensing or other arrangements. As a result, we devote considerable resources to our R&D activities which, while essential to our growth, incorporate a high degree of risk and cost, including whether a particular product candidate or new indication for an in-line product will achieve the desired clinical endpoint or safety profile, will be approved by regulators or will be successful commercially. Clinical trials are conducted to determine, among other things, whether an investigational drug, vaccine or device is safe and effective for a particular patient population. After a product has been approved or authorized and launched, we continue to monitor its safety as long as it is available to patients, including conducting postmarketing trials, voluntarily or pursuant to a regulatory request. For the entire life of the product, we collect safety data and report safety information to the FDA and other regulators. Regulatory authorities evaluate potential safety concerns and take any regulatory action deemed necessary and appropriate. Such action(s) may include: updating a product's labeling, restricting its use, communicating new safety information or, in rare cases, seeking to suspend or remove a product from the market.

Intellectual Property Rights and Collaboration/Licensing Rights—The loss, expiration or invalidation of intellectual property rights, patent litigation settlements and judgments, and the expiration of co-promotion and licensing rights can have a material adverse effect on our revenues. Certain of our products have experienced patent-based expirations or loss of regulatory exclusivity in certain markets in the last few years, and we expect certain products to face increased generic competition over the next few years. While additional patent-based or regulatory exclusivity expiries will continue, we expect a moderate impact of reduced revenues due to patent expiries in 2025 and anticipate a more significant impact of reduced revenues from patent-based or regulatory exclusivity expiries in 2026 through 2030 as several of our in-line products experience these expirations. We continue to vigorously defend our patent rights against infringement, and we will continue to support efforts that strengthen worldwide recognition of patent rights while taking necessary steps to help ensure appropriate patient access.

For additional information on patent rights we consider most significant to our business as a whole, see the *Item 1. Business—Patents and Other Intellectual Property Rights* section. For a discussion of recent developments with respect to patent litigation involving certain of our products, see *Note 16A1.*

Regulatory Environment/Pricing and Access—Government and Other Payor Group Pressures—The pricing of medicines and vaccines by pharmaceutical manufacturers and the cost of healthcare, which includes medicines, vaccines, medical services and hospital services, continues to be important to payors, governments, patients, and other stakeholders. Federal and state governments and private third-party payors in the U.S. continue to take action to manage the utilization and cost of drugs, including increasingly employing formularies to control costs and encourage utilization of certain drugs, including through the use of deductibles, utilization management tools, cost sharing or formulary placement. We consider a number of factors impacting the pricing of our medicines and vaccines. Within the U.S., we often engage with patients, doctors and healthcare plans. We also often provide significant discounts from the list price to insurers, including PBMs and MCOs. The price that patients pay in the U.S. for prescribed medicines and vaccines is ultimately set by healthcare providers and insurers, including government healthcare programs. Governments globally, as well as private third-party payors in the U.S., may use a variety of measures to control costs, including, among others, legislative or regulatory pricing reforms, drug formularies (including tiering and utilization management tools), cross country collaboration and procurement, price cuts, mandatory rebates, health technology assessments, forced localization as a condition of market access, "international reference pricing" (i.e., the practice of a country linking its regulated medicine prices to those of other countries), quality consistency evaluation processes and volume-based procurement. We anticipate that these and similar initiatives will continue to increase pricing and access pressures globally. In the U.S., we expect to see continued focus by the U.S. government on regulating drug pricing and access to medicine. The drug pricing provisions of the IRA are being implemented over the next several years. In August 2023, CMS published the first ten medicines subject to the MDPNP, which requires manufacturers of select drugs to engage in a process with the federal government to set new Medicare prices which would go into effect in 2026. Eliquis was among the first ten medicines subject to MDPNP. In August 2024, the government released the new Medicare price for Eliquis, which, effective January 1, 2026, will be required to be offered to all Medicare beneficiaries and to covered entities participating in the 340B Program that dispense Eliquis to a Medicare beneficiary if that maximum fair price is lower than the discounted price such entities are offered under the 340B Program ceiling price calculation. The Eliquis Medicare price is factored into our long-term financial planning, in accordance with our standard financial reporting and forecasting protocols. On January 17, 2025, CMS announced the selection of another 15 drugs from Medicare Part D for the maximum fair price, with prices to be set and effective on January 1, 2027. Ibrance and Xtandi were included in the list of 15 drugs selected. Another 15 drugs from Medicare Part B or Medicare Part D will be selected by February 1, 2026, for the maximum price to be set and in effect by January 1, 2028. It is possible that more of our products could be selected in future years, which could, among other things, lead to lower revenues prior to expiry of intellectual property protections. We continue to evaluate the impact of the IRA on our business, operations and financial condition and results as the full effect of the IRA on our business and the pharmaceutical industry remains uncertain. The IRA made significant changes to the Medicare Part D benefit design, which will impact Pfizer revenues in 2025, including: an expected favorable impact from the $2,000 annual out-of-pocket cap and new Prescription Payment Plan, more than offset by an expected unfavorable impact from the sunsetting of the Coverage Gap Discount Program and the addition of new manufacturer discounts in the initial and catastrophic coverage phases. We anticipate a net unfavorable impact to revenue in 2025 of approximately $1 billion, year-over-year, related to the Medicare Part D Redesign changes that take effect in 2025. We expect these changes will more acutely impact our higher-priced medicines as they are expected to reach catastrophic coverage earlier in the year. In addition, changes to the MDRP or the 340B Program, including legal or legislative developments at the federal or state level with respect to the 340B Program, could

have a material impact on our business. See the *Item 1. Business—Pricing Pressures and Managed Care Organizations* and *—Government Regulation and Price Constraints* and the *Item 1A. Risk Factors—Pricing and Reimbursement* sections.

Impact of the July 2023 Tornado in Rocky Mount, North Carolina (NC)—Our manufacturing facility in Rocky Mount, NC was damaged by a tornado in July 2023. The facility is a key producer of sterile injectables and is responsible for manufacturing nearly 25 percent of all our sterile injectables—including anesthesia, analgesia, and micronutrients. Supply of medicines has recovered from the impact of the tornado. We incurred losses in 2023 and 2024 that were partially offset by insurance recoveries received.

Product Supply—We periodically encounter supply delays, disruptions and shortages, including due to voluntary product recalls and natural or man-made disasters. In response to requests from various regulatory authorities, manufacturers across the pharmaceutical industry, including Pfizer, are evaluating their product portfolios for the potential presence or formation of nitrosamines and we are actively engaging with regulatory authorities on this topic. If nitrosamines are detected above certain levels in our products, this may lead to market action for such products. For example, in 2021, Pfizer recalled all lots of Chantix due to the presence of a nitrosamine, N-nitroso-varenicline, at or above acceptable intake limits communicated by various regulatory authorities. Regulatory authorities have since issued updated guidance on nitrosamine acceptable intake levels. With this guidance, which included an updated intake level for N-nitroso-varenicline, we have started making regulatory submissions to potentially enable Chantix to return to market in the U.S. and in certain international markets.

Except for the impact of the tornado in Rocky Mount, NC discussed above, we have not seen a significant disruption of our supply chain in 2024 and through the date of filing of this Form 10-K, and all of our manufacturing sites globally have continued to operate at or near normal levels. We do not anticipate the availability of raw materials to have a significant impact on our operations in 2025, but are monitoring potential supply chain disruptions as a result of ongoing geopolitical and trade negotiations, which could, among other things, impact costs. We are continuing to monitor and implement mitigation strategies to reduce any potential risk or impact including active supplier management, qualification of additional suppliers and advanced purchasing to the extent possible. For information on risks related to product manufacturing, see the *Item 1A. Risk Factors—Product Manufacturing, Sales and Marketing Risks* section.

Voluntary Withdrawal of Oxbryta—See the *Product Developments* section within MD&A.

The Global Economic Environment—In addition to the industry-specific factors discussed above, we, like other businesses of our size and global extent of activities, are exposed to economic cycles. Certain factors in the global economic environment that may impact our global operations include, among other things, currency and interest rate fluctuations, capital and exchange controls, local and global economic conditions including inflation, recession, volatility and/or lack of liquidity in capital markets, expropriation and other restrictive government actions, changes in intellectual property, legal protections and remedies, trade regulations, tariffs, tax laws and regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as impacts of political or civil unrest or military action, including the ongoing conflicts between Russia and Ukraine and in the Middle East and their economic consequences, geopolitical instability, terrorist activity, unstable governments and legal systems, inter-governmental disputes, public health outbreaks, epidemics, pandemics, natural disasters or disruptions related to climate change. Government pressures can lead to negative pricing pressure in various markets where governments take an active role in setting prices, access criteria or other means of cost control. In addition, issued or future executive orders or other new or changes in laws, regulations or policy regarding tariffs, could have a material adverse effect on our business, earnings and financial guidance. The actual impact of the new tariffs on our business is subject to a number of factors including, but not limited to, restrictions on trade, the effective date and duration of such tariffs, countries included in the scope of tariffs, changes to amounts of tariffs, and potential retaliatory tariffs imposed by other countries. We are evaluating opportunities and developing plans which may help mitigate the potential impact of tariffs on our business and operations. For additional information on risks related to our global operations and changes in laws, see the *Item 1A. Risk Factors—Global Operations* and *—Changes in Laws and Accounting Standards* sections.

COVID-19—In response to COVID-19, we developed Paxlovid and collaborated with BioNTech to jointly develop Comirnaty. As part of our strategy for COVID-19, we are continuing to make significant investments in breakthrough science. This includes continuing to evaluate Comirnaty and Paxlovid, including against new variants of concern, developing variant adapted vaccine candidates and developing potential combination respiratory vaccines and potential next generation vaccines and therapies. We are also evaluating Paxlovid for certain pediatric patients. See the *Product Developments* section within MD&A.

In 2023, we principally sold Comirnaty globally under government contracts. In September 2023, Comirnaty transitioned to traditional commercial market sales in the U.S., triggered by the expiration of contracts and the COVID-19 vaccines from Pfizer and BioNTech purchased through them becoming either depleted or not used following the introduction of a new variant vaccine. Internationally, sales of Comirnaty in international developed markets were generally under government contracts in 2023 and 2024, and in emerging markets, under a combination of private channels and government contracts; in both cases, we started transitioning to commercial markets in 2024. Due to the commercial market transition as well as the seasonality of demand for COVID-19 vaccinations, the majority of our global revenues for Comirnaty were recorded in the fourth quarter of 2024. In 2025, for Comirnaty we expect vaccination rates and market share in commercial markets and revenue phasing similar to 2024, primarily concentrated in the second-half of the year. We have assumed no material U.S. policy changes for our vaccines portfolio in 2025 for purposes of our financial guidance, but see *Item 1A. Risk Factors—U.S. Healthcare Regulation* for a description of risks and uncertainties that could impact revenue from our portfolio of vaccines.

In 2023, we principally sold Paxlovid globally to government agencies. On October 13, 2023, we announced an amended agreement with the U.S. government, which facilitated the transition of Paxlovid to traditional commercial markets in the U.S. in November 2023, with minimal uptake of NDA-labeled commercial product before January 1, 2024 (see *Note 17C*). Internationally, for Paxlovid, most markets have now transitioned to commercial markets, and we are expecting most revenue for Paxlovid to be generated through commercial channels. In 2025, we expect utilization for Paxlovid to follow infection rates and stable market share, and revenues may fluctuate based on the timing, duration and severity of COVID-19 cases.

For information on risks associated with our COVID-19 products, as well as COVID-19 intellectual property disputes, see the *Item 1A. Risk Factors—COVID-19*, *—Intellectual Property Protection* and *—Third-Party Intellectual Property Claims* sections as well as *Notes 16A1 and 17C*.

Israel/Hamas Conflict—Our local operations have been impacted by the armed conflict between Israel and Hamas that began on October 7, 2023. For the years ended December 31, 2024 and 2023, the business of our Israeli subsidiary represented less than 1% of our consolidated revenues and assets. We are closely monitoring developments in this conflict, including evaluating potential impacts to our business, customers, suppliers, employees, and operations in Israel and elsewhere in the Middle East that may impact global operations. At this time, longer term impacts from these events to the Company are uncertain and subject to change.

Russia/Ukraine Conflict—Our local operations have been impacted by the armed conflict between Russia and Ukraine. For the years ended December 31, 2024 and 2023, the business of our Russia and Ukraine subsidiaries represented less than 1% of our consolidated revenues and assets. While we are monitoring the effects of the conflict between Russia and Ukraine, the situation continues to evolve and the long-term implications, including the broader economic consequences of the conflict, potential additional sanctions, and actions by our customers or suppliers (including financial institutions) are difficult to predict at this time.

For information on risks associated with these conflicts, see the *Item 1A. Risk Factors—Global Operations* section.

SIGNIFICANT ACCOUNTING POLICIES AND APPLICATION OF CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Following is a discussion about the critical accounting estimates and assumptions impacting our consolidated financial statements. Also, see *Note 1C*.

For a description of our significant accounting policies, see *Note 1*. Of these policies, the following are considered critical to an understanding of our consolidated financial statements as they require the application of the most subjective and the most complex judgments: Acquisitions (*Note 1D*); Fair Value (*Note 1E*); Revenues (*Note 1G*); Asset Impairments (*Note 1M*); Tax Assets and Liabilities and Income Tax Contingencies (*Note 1Q*); Pension and Postretirement Benefit Plans (*Note 1R*); and Legal and Environmental Contingencies (*Note 1S*).

For a discussion of recently adopted accounting standards, see *Note 1B*.

Acquisitions

We account for acquired businesses using the acquisition method of accounting, which requires, among other things, that most assets acquired and liabilities assumed be recognized at their estimated fair value as of the acquisition date. To estimate fair value, we utilize an exit price approach from the perspective of a market participant. For further detail on acquisition accounting, see *Note 1D*. For further detail on the techniques and methodologies that we use to estimate fair value, see *Note 1E*. Historically, intangible assets have been the most significant fair values within our business combinations. We utilize an income approach to estimate the acquisition date fair value of each identifiable intangible asset. Some of the more significant estimates and assumptions inherent in this approach include the amount and timing of projected net cash flows, the discount rate, the tax rate, and, for IPR&D assets, the probability of technical and regulatory success (PTRS). All of these judgments and estimates can materially impact our results of operations. For further information on our process to estimate the fair value of intangible assets, see *Asset Impairments* below.

We estimate the fair value of acquired inventory, including finished goods and work in process, by determining the estimated selling price when completed, less an estimate of costs to be incurred to complete and sell the inventory, and an estimate of a reasonable profit allowance for those manufacturing and selling efforts. The fair value of inventory is recognized in our results of operations as the inventory is sold. Some of the more significant estimates and assumptions inherent in the estimate of the fair value of inventory include stage of completion, costs to complete, costs to dispose and selling price.

We estimate the fair value of acquired PP&E using a combination of the cost and market approaches. Some of the more significant estimates and assumptions inherent in these approaches are the values of asset replacement costs, comparable assets and estimated remaining economic lives of the assets.

Revenues

Our gross product revenues are subject to a variety of deductions, which generally are estimated and recorded in the same period that the revenues are recognized. Such variable consideration represents chargebacks, rebates, sales allowances and sales returns. These deductions represent estimates of the related obligations and, as such, knowledge and judgment are required when estimating the impact of these revenue deductions on gross sales for a reporting period. Historically, adjustments to these estimates to reflect actual results or updated expectations, have not been material to our overall business and generally have been less than 1% of revenues. Product-specific rebates, however, can have a significant impact on year-over-year individual product revenue growth trends. If any of our ratios, factors, assessments, experiences or judgments are not indicative or accurate estimates of our future experience, our results could be materially affected. The potential of our estimates to vary (sensitivity) differs by program, product, type of customer and geographic location. However, estimates associated with U.S. Medicare, Medicaid and performance-based contract rebates are most at risk for material adjustment because of the extensive time delay between the recording of the accrual and its ultimate settlement, an interval that can generally range up to one year. Because of this lag, our recording of adjustments to reflect actual amounts can incorporate revisions of several prior quarters. Rebate accruals are product specific and, therefore for any period, are impacted by the mix of products sold as well as the forecasted channel mix for each individual product. For further information, see the *Product Revenue Deductions* section within MD&A and *Note 1G*.

Asset Impairments

We review all of our long-lived assets for impairment indicators throughout the year. We perform impairment testing for indefinite-lived intangible assets and goodwill at least annually and for all other long-lived assets whenever impairment indicators are present. When necessary, we record charges for impairments of long-lived assets for the amount by which the fair value is less than the carrying value of these assets. Our impairment review processes are described in *Note 1M*.

Examples of events or circumstances that may be indicative of impairment include:

• A significant adverse change in legal factors or in the business climate that could affect the value of the asset. For example, a successful challenge of our patent rights would likely result in generic competition earlier than expected.

• A significant adverse change in the extent or manner in which an asset is used such as a restriction imposed by the FDA or other regulatory authorities, withdrawals or other unusual items that could affect our ability to manufacture or sell a product.

• An expectation of losses or reduced profits associated with an asset. This could result, for example, from a change in development plans or a change in a government reimbursement program that results in an inability to sustain projected product revenues and profitability. This also could result from the introduction of a competitor's product that impacts projected revenue growth, as well as the lack of acceptance of a product by patients, physicians and payors. For IPR&D projects, this could result from, among other things, a change in outlook based on clinical trial data, a delay in the projected launch date or additional expenditures to commercialize the product.

- Changes in development plans and/or de-prioritization of certain assets.

Identifiable Intangible Assets—We use an income approach, specifically the discounted cash flow method to determine the fair value of intangible assets, other than goodwill. We start with a forecast of all the expected net cash flows associated with the asset, which incorporates the consideration of a terminal value for indefinite-lived assets, and then we apply an asset-specific discount rate to arrive at a net present value amount. Some of the more significant estimates and assumptions that impact our fair value estimates include: the amount and timing of the projected net cash flows, which includes the expected impact of competitive, legal and/or regulatory forces on the projections and the impact of technological advancements and risk associated with IPR&D assets, as well as the selection of a long-term growth rate; the discount rate, which seeks to reflect the various risks inherent in the projected cash flows; and the tax rate, which seeks to incorporate the jurisdictional mix of the projected cash flows.

While all intangible assets other than goodwill can face events and circumstances that can lead to impairment, those that are most at risk of impairment include IPR&D assets (approximately $18.9 billion as of December 31, 2024) and newly acquired or recently impaired indefinite-lived brand assets. IPR&D assets are high-risk assets, given the uncertain nature of R&D. Newly acquired and recently impaired indefinite-lived assets are more vulnerable to impairment as the assets are recorded at fair value and are then subsequently measured at the lower of fair value or carrying value at the end of each reporting period. As such, immediately after acquisition or impairment, even small declines in the outlook for these assets can negatively impact our ability to recover the carrying value and can result in an impairment charge.

Goodwill—Our goodwill impairment review work as of December 31, 2024 concluded that none of our goodwill was impaired and we do not believe the risk of impairment is significant at this time, as the fair value of each of our reporting units is significantly higher than their respective net book values.

In our review, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Qualitative factors that we consider include, for example, macroeconomic and industry conditions, overall financial performance and other relevant entity-specific events. If we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying value, we then perform a quantitative fair value test.

When we are required to determine the fair value of a reporting unit, we typically use the income approach. The income approach is a forward-looking approach to estimating fair value and relies primarily on internal forecasts. Within the income approach, we use the discounted cash flow method. We start with a forecast of all the expected net cash flows for the reporting unit, which includes the application of a terminal value, and then we apply a reporting unit-specific discount rate to arrive at a net present value amount. Some of the more significant estimates and assumptions inherent in this approach include: the amount and timing of the projected net cash flows, which includes the expected impact of technological risk and competitive, legal and/or regulatory forces on the projections, as well as the selection of a long-term growth rate; the discount rate, which seeks to reflect the various risks inherent in the projected cash flows; and the tax rate, which seeks to incorporate the geographic diversity of the projected cash flows.

For all of our reporting units, there are a number of future events and factors that may impact future results and that could potentially have an impact on the outcome of subsequent goodwill impairment testing. For a list of these factors, see the *Forward-Looking Information and Factors That May Affect Future Results* and the *Item 1A. Risk Factors* sections.

Benefit Plans

For a description of our different benefit plans, see *Note 11*.

Our assumptions reflect our historical experiences and our judgment regarding future expectations that have been deemed reasonable by management. The judgments made in determining the costs of our benefit plans can materially impact our results of operations.

The following provides (i) at the end of each year, the expected annual rate of return on plan assets for the following year, (ii) the actual annual rate of return on plan assets achieved in each year, and (iii) the weighted-average discount rate used to measure the benefit obligations at the end of each year for our U.S. pension plans and our international pension plans[a]:

	2024	2023	2022
U.S. Pension Plans			
Expected annual rate of return on plan assets	**7.7 %**	8.0 %	7.5 %
Actual annual rate of return on plan assets	**1.3**	10.4	(22.4)
Discount rate used to measure the plan obligations	**5.7**	5.4	5.4
International Pension Plans			
Expected annual rate of return on plan assets	**4.9**	5.1	4.5
Actual annual rate of return on plan assets	**6.4**	(4.6)	(26.0)
Discount rate used to measure the plan obligations	**4.1**	4.4	3.8

[a] For detailed assumptions associated with our benefit plans, see *Note 11B*.

Expected Annual Rate of Return on Plan Assets—The assumptions for the expected annual rate of return on all of our plan assets reflect our actual historical return experience and our long-term assessment of forward-looking return expectations by asset classes, which is used to develop a weighted-average expected return based on the implementation of our targeted asset allocation in our respective plans.

The expected annual rate of return on plan assets for our U.S. plans and international plans is applied to the fair value of plan assets at each year-end and the resulting amount is reflected in our net periodic benefit costs in the following year. Differences between the actual rate of return on plan assets and the expected annual rate of return on plan assets are immediately recognized through earnings upon remeasurement.

The following illustrates the sensitivity of net periodic benefit costs to a 50 basis point decline in our assumption for the expected annual rate of return on plan assets, holding all other assumptions constant (in millions, pre-tax):

Assumption	Change	Increase in 2025 Net Periodic Benefit Costs
Expected annual rate of return on plan assets[a]	50 basis point decline	$86

[a] The estimate excludes any potential mark-to-market adjustments.

The actual return on plan assets was $652 million during 2024.

Discount Rate Used to Measure Plan Obligations—The weighted-average discount rate used to measure the plan obligations for our U.S. defined benefit plans is determined at least annually and evaluated and modified, as required, to reflect the prevailing market rate of a portfolio of high-quality fixed income investments, rated AA/Aa or better, that reflect the rates at which the pension benefits could be effectively settled. The discount rate used to measure the plan obligations for our significant international plans is determined at least annually by reference to investment grade corporate bonds, rated AA/Aa or better, including, when there is sufficient data, a yield-curve approach. These discount rate determinations are made in consideration of local requirements. The measurement of plan obligations at the end of the year will affect (i) the actuarial (gains)/losses recognized in our net periodic benefit cost for that year and (ii) the amount of service cost and interest cost reflected in our net periodic benefit costs in the following year.

The following illustrates the sensitivity of net periodic benefit costs and benefit obligations to a 10 basis point decline in our assumption for the discount rate, holding all other assumptions constant (in millions, pre-tax):

Assumption	Change	Decrease in 2025 Net Periodic Benefit Costs	Increase to 2024 Benefit Obligations
Discount rate	10 basis point decline	$5	$208

The change in the discount rates used in measuring our plan obligations as of December 31, 2024 resulted in an increase in the measurement of our aggregate plan obligations by approximately $25 million.

Income Tax Assets and Liabilities

Income tax assets and liabilities include income tax valuation allowances and accruals for uncertain tax positions. See *Notes 1Q* and *5,* as well as the *Analysis of Financial Condition, Liquidity, Capital Resources and Market Risk* section within MD&A.

Contingencies

We and certain of our subsidiaries are subject to numerous contingencies arising in the ordinary course of business, including tax and legal contingencies, guarantees and indemnifications. See *Notes 1Q*, *1S*, *5D* and *16*.

ANALYSIS OF THE CONSOLIDATED STATEMENTS OF OPERATIONS

Total Revenues by Geography

The following presents worldwide *Total revenues* by geography:

	Year Ended December 31,									% Change					
	Worldwide			U.S.			International			Worldwide		U.S.		International	
(MILLIONS)	**2024**	2023	2022	**2024**	2023	2022	**2024**	2023	2022	**24/23**	23/22	**24/23**	23/22	**24/23**	23/22
Operating segments:															
Biopharma	**$ 62,400**	$58,237	$99,826	**$38,332**	$27,749	$42,920	**$24,068**	$30,488	$56,905	**7**	(42)	**38**	(35)	**(21)**	(46)
Pfizer CentreOne	**1,146**	1,272	1,342	**278**	352	390	**868**	920	952	**(10)**	(5)	**(21)**	(10)	**(6)**	(3)
Pfizer Ignite	**82**	44	7	**82**	44	7	**—**	—	—	**85**	*	**85**	*	**—**	—
Total revenues	**$ 63,627**	$59,553	$101,175	**$38,691**	$28,145	$43,317	**$24,936**	$31,408	$57,858	**7**	(41)	**37**	(35)	**(21)**	(46)

2024 v. 2023

The following provides an analysis of the worldwide change in *Total revenues* by geographic areas from 2023 to 2024:

(MILLIONS)	Worldwide	U.S.	International
Operational growth/(decline):			
Worldwide growth from Paxlovid	$ 4,452	$ 5,905	$ (1,453)
Increase in revenues from legacy Seagen, which was acquired in December 2023	3,223	3,071	153
Worldwide growth from the Vyndaqel family, Eliquis, Xtandi and Nurtec ODT/Vydura, partially offset by declines from Xeljanz, Ibrance, Abrysvo, Inlyta and the Prevnar family	2,403	1,770	633
Worldwide declines from Comirnaty	(5,907)	(400)	(5,507)
Decline in oncology biosimilars, largely due to lower net price in the U.S.	(362)	(338)	(24)
Other operational factors, net	614	538	76
Operational growth/(decline), net	4,423	10,546	(6,123)
Unfavorable impact of foreign exchange	(349)	—	(349)
Total revenues increase/(decrease)	$ 4,074	$ 10,546	$ (6,472)

2023 v. 2022

The following provides an analysis of the worldwide change in *Total revenues* by geographic areas from 2022 to 2023:

(MILLIONS)	Worldwide	U.S.	International
Operational growth/(decline):			
Worldwide declines from Comirnaty	$ (26,427)	$ (6,374)	$ (20,053)
Worldwide declines from Paxlovid	(17,506)	(11,803)	(5,703)
Worldwide growth from the Vyndaqel family, Eliquis, the Prevnar family and Inlyta, partially offset by worldwide declines from Ibrance and Xeljanz	1,079	1,081	(2)
Increase in revenues from Nurtec ODT/Vydura and Oxbryta, which were acquired in the fourth quarter of 2022	972	949	23
Revenues from Abrysvo, primarily driven by launch of the older adult indication in the U.S. in July 2023	890	888	2
Revenues from legacy Seagen products subsequent to the acquisition on December 14, 2023	132	132	—
Other operational factors, net	260	(45)	305
Operational growth/(decline), net	(40,600)	(15,172)	(25,428)
Unfavorable impact of foreign exchange	(1,022)	—	(1,022)
Total revenues increase/(decrease)	$ (41,621)	$ (15,172)	$ (26,450)

See the *Total Revenues—Selected Product Discussion* section within MD&A for additional analysis and *Note 17C*.

Product Revenue Deductions—Our gross product revenues are subject to a variety of deductions, which generally are estimated and recorded in the same period that the revenues are recognized. These deductions represent estimates of the related obligations and, as such, knowledge and judgment are required when estimating the impact of these product revenue deductions on gross sales for a reporting period. Historically, adjustments to these estimates to reflect actual results or updated expectations, have not been material to our overall business and generally have been less than 1% of revenues. Product-specific rebates, however, can have a significant impact on year-over-year individual product revenue growth trends.

The following presents information about product revenue deductions:

	Year Ended December 31,		
(MILLIONS)	**2024**	2023	2022
Medicare rebates	**$ 4,145**	$ 997	$ 838
Medicaid and related state program rebates	**2,252**	1,655	973
Performance-based contract rebates	**6,497**	5,159	3,575
Chargebacks	**12,698**	9,828	7,560
Sales allowances	**6,444**	6,790	5,460
Sales returns and cash discounts	**1,852**	5,619	1,290
Total[(a)]	**$ 33,888**	$ 30,048	$ 19,697

(a) The increase in revenue deductions in 2024 was primarily driven by the transition of Paxlovid and Comirnaty to commercial markets, an increase in sales from legacy Seagen products acquired in December 2023, sales growth from the Vyndaqel family, and higher sales of acquired products, partially offset by a $771 million favorable final adjustment recorded in the first quarter of 2024 to the estimated non-cash Paxlovid revenue reversal of $3.5 billion recorded in the fourth quarter of 2023 (see *Note 17C*).

Product revenue deductions are primarily a function of product sales volume, mix of products sold, contractual or legislative discounts and rebates.

For information on our accruals for product revenue deductions, including the balance sheet classification of these accruals, see *Note 1G*.

Total Revenues—Selected Product Discussion

Biopharma

(MILLIONS)			Revenue		% Change		
			Year Ended Dec. 31,				
Product	**Global Revenues**	**Region**	**2024**	**2023**	**Total**	**Oper.**	**Operational Results Commentary**
Eliquis	**$7,366 Up 10% (operationally)**	U.S.	**$ 4,803**	$ 4,228	**14**		Growth driven primarily by continued oral anti-coagulant adoption and market share gains in the non-valvular atrial fibrillation indication in the U.S. and certain markets in Europe, partially offset by declines due to loss of patent-based exclusivity and generic competition in certain international markets.
		Int'l.	**2,563**	2,519	**2**	**3**	
		Worldwide	**$ 7,366**	$ 6,747	**9**	**10**	
Prevnar family	**$6,411 Down 1% (operationally)**	U.S.	**$ 4,233**	$ 4,265	**(1)**		Declines driven by fewer adult vaccinations in the U.S. and lower pediatric indication sales in most international developed markets and certain emerging markets, partially offset by growth in the pediatric indication in the U.S. reflecting recovered market share as a result of the Prevnar 20 launch in 2023, as well as strong uptake of the adult indication in certain international markets.
		Int'l.	**2,178**	2,236	**(3)**	**(1)**	
		Worldwide	**$ 6,411**	$ 6,501	**(1)**	**(1)**	

(MILLIONS)	Global Revenues	Region	Revenue Year Ended Dec. 31,		% Change		Operational Results Commentary
Product			2024	2023	Total	Oper.	
Paxlovid	$5,716 Up * (operationally)	U.S.	$ 4,616	$ (1,289)	*		Growth primarily driven by: • a non-cash revenue reversal of $3.5 billion recorded in the fourth quarter of 2023 (see *Note 17C*); • a $771 million favorable final adjustment recorded in the first quarter of 2024 to the estimated non-cash revenue reversal of $3.5 billion recorded in the fourth quarter of 2023; and • $442 million from the one-time contractual delivery of treatment courses to the U.S. SNS in the third quarter of 2024, partially offset by: • lower contractual deliveries in most international markets as a result of the transition to traditional commercial market sales; and • lower demand globally, largely in China due to the non-recurrent surge in COVID-19 infection during the first quarter of 2023 and transition to the out-of-pocket market in the second quarter of 2023.
		Int'l.	1,100	2,568	(57)	(57)	
		Worldwide	$ 5,716	$ 1,279	*	*	
Vyndaqel family	$5,451 Up 65% (operationally)	U.S.	$ 3,547	$ 1,863	90		Growth largely driven by strong demand with continuing uptake in patient diagnosis, primarily in the U.S. and international developed markets, as well as increased affordability in the U.S.
		Int'l.	1,904	1,458	31	32	
		Worldwide	$ 5,451	$ 3,321	64	65	
Comirnaty	$5,353 Down 53% (operationally)	U.S.	$ 2,004	$ 2,404	(17)		Declines largely driven by lower contractual deliveries in international markets as well as a decrease in vaccinations globally.
		Int'l.	3,349	8,816	(62)	(62)	
		Worldwide	$ 5,353	$ 11,220	(52)	(53)	
Ibrance	$4,367 Down 8% (operationally)	U.S.	$ 2,849	$ 3,151	(10)		Declines primarily driven by lower demand due to competitive pressures mainly in the U.S., price decreases in certain international developed markets and generic penetration in certain emerging markets.
		Int'l.	1,518	1,602	(5)	(4)	
		Worldwide	$ 4,367	$ 4,753	(8)	(8)	
Xtandi	$2,039 Up 23% (operationally)	U.S.	$ 2,039	$ 1,659	23		Growth largely driven by strong demand due to uptake of the nmCSPC indication following approval in the fourth quarter of 2023 and increased affordability in the U.S.
		Int'l.	—	—	—	—	
		Worldwide	$ 2,039	$ 1,659	23	23	
Padcev	$1,588 Up * (operationally)	U.S.	$ 1,561	$ 53	*		Growth driven by the acquisition of Seagen in the fourth quarter of 2023 as well as strong demand.
		Int'l.	27	—	*	*	
		Worldwide	$ 1,588	$ 53	*	*	
Nurtec ODT/ Vydura	$1,263 Up 36% (operationally)	U.S.	$ 1,193	$ 908	31		Growth primarily driven by strong demand in the U.S. and, to a much lesser extent, recent launches in international markets, partially offset by lower net price in the U.S. due to unfavorable changes in channel mix.
		Int'l.	69	20	*	*	
		Worldwide	$ 1,263	$ 928	36	36	
Xeljanz	$1,168 Down 31% (operationally)	U.S.	$ 680	$ 1,154	(41)		Declines primarily driven by lower demand globally resulting from ongoing shifts in prescribing patterns related to label changes, as well as lower net price in the U.S. and the impact of regulatory exclusivity expiry in Canada.
		Int'l.	488	549	(11)	(9)	
		Worldwide	$ 1,168	$ 1,703	(31)	(31)	
Adcetris	$1,089 Up * (operationally)	U.S.	$ 1,059	$ 56	*		Growth driven by the acquisition of Seagen in the fourth quarter of 2023.
		Int'l.	30	—	*	*	
		Worldwide	$ 1,089	$ 56	*	*	

(MILLIONS)	Global Revenues	Region	Revenue Year Ended Dec. 31, 2024	2023	% Change Total	Oper.	Operational Results Commentary
Product							
Inlyta	$978	U.S.	$ 588	$ 642	(8)		Declines primarily driven by lower demand in the U.S. as well as lower volumes and lower net price in international markets, partially offset by strong growth in China.
	Down 5%	Int'l.	391	394	(1)	1	
	(operationally)	Worldwide	$ 978	$ 1,036	(6)	(5)	
Abrysvo	$755	U.S.	$ 594	$ 888	(33)		Decline primarily driven by a significant reduction in vaccination rates in the U.S. for the older adult indication, partially offset by strong demand for the maternal indication in the U.S. (launched in December 2023), and launch uptake for both indications in certain international markets.
	Down 15%	Int'l.	160	2	*	*	
	(operationally)	Worldwide	$ 755	$ 890	(15)	(15)	

Pfizer CentreOne

(MILLIONS)	Global Revenues	Region	Revenue Year Ended Dec. 31, 2024	2023	% Change Total	Oper.	Operational Results Commentary
Operating Segment							
PC1	$1,146	U.S.	$ 278	$ 352	(21)		Declines primarily driven by lower manufacturing of divested and other third-party products under manufacturing and supply agreements, partially offset by growth in manufacturing-related services.
	Down 10%	Int'l.	868	920	(6)	(5)	
	(operationally)	Worldwide	$ 1,146	$ 1,272	(10)	(10)	

See the *Item 1. Business—Patents and Other Intellectual Property Rights* section for information regarding the expiration of various patent rights, *Note 16* for a discussion of recent developments concerning patent and product litigation relating to certain of the products discussed above and *Note 17C* for the primary indications or class of the selected products discussed above.

Costs and Expenses

Costs and expenses follow:

(MILLIONS)	Year Ended December 31, 2024	2023	2022	% Change 24/23	23/22
Cost of sales	$ 17,851	$ 24,954	$ 34,344	(28)	(27)
Percentage of *Total revenues*	28.1 %	41.9 %	33.9 %		
Selling, informational and administrative expenses	14,730	14,771	13,677	—	8
Research and development expenses	10,822	10,679	11,428	1	(7)
Acquired in-process research and development expenses	108	194	953	(44)	(80)
Amortization of intangible assets	5,286	4,733	3,609	12	31
Restructuring charges and certain acquisition-related costs	2,419	2,943	1,375	(18)	*
Other (income)/deductions—net	4,388	222	1,062	*	(79)

2024 v. 2023

Cost of Sales

Cost of sales decreased $7.1 billion, primarily due to:

• the non-recurrence of a non-cash charge of $6.2 billion in 2023 related to Paxlovid and Comirnaty recorded for inventory write-offs and related charges ($5.0 billion for Paxlovid and $1.2 billion for Comirnaty); and

• a favorable change in sales mix of $2.6 billion, primarily driven by lower sales of Comirnaty,

partially offset by:

• an impact of $1.9 billion from our Seagen acquisition, inclusive of the amortization of the fair value step-up of inventory.

The decrease in *Cost of sales* as a percentage of revenues reflects the non-recurrence of the aforementioned non-cash charge of $6.2 billion, as well as significantly lower sales of Comirnaty.

Certain of our vaccines, including Comirnaty, are subject to seasonality of demand, with a greater portion of revenues and related cost of sales anticipated in the fall and winter seasons. See also *Overview of Our Performance, Operating Environment, Strategy and Outlook—The Global Economic Environment—COVID-19* section for information about our COVID-19 products.

Selling, Informational and Administrative Expenses

Selling, informational and administrative expenses decreased $41 million, mostly due to:

- a decrease of $790 million due to lower promotional and marketing spend for various products, including Comirnaty and Paxlovid,

partially offset by:

- higher compensation-related expenses of $630 million; and
- an increase of $140 million for corporate enabling functions primarily driven by our acquisition of Seagen.

Research and Development Expenses

Research and development expenses increased $143 million, primarily due to:

- a net increase in spending of $1.1 billion mainly to develop certain product candidates acquired from Seagen; and
- an increase of $680 million in compensation-related expenses,

partially offset by:

- lower spending of $1.6 billion as a result of our cost realignment program and on various product candidates, primarily ongoing vaccine programs.

Amortization of Intangible Assets

Amortization of intangible assets increased $553 million, primarily due to:

- an increase of $570 million from our December 2023 acquisition of Seagen; and
- an increase of $470 million related to assets reclassified in 2023 from IPR&D to developed technology rights and from indefinite-lived to finite-lived brands,

partially offset by:

- a decrease of $570 million related to changes in asset lives and fully amortized assets.

Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives

Realigning our Cost Base Program—This program is expected to deliver total net cost savings of approximately $4.5 billion by the end of 2025, most of which was achieved by year-end 2024.

Manufacturing Optimization Program—We expect to begin to achieve initial savings from Phase 1 of this multi-phased program in the latter part of 2025 and continue to expect approximately $1.5 billion in savings from this first phase by the end of 2027.

Certain qualifying costs for these programs in all periods since inception were recorded and reflected as Certain Significant Items and excluded from our non-GAAP measure of Adjusted Income. See the *Non-GAAP Financial Measure: Adjusted Income* section within MD&A.

For a description of our programs, as well as the anticipated and actual costs, see *Note 3A*. The program savings discussed above may be rounded and represent approximations. In addition to these programs, we continuously monitor our operations for cost reduction and/or productivity opportunities in light of patent-based and regulatory exclusivity expiries as well as the expiration of collaborative arrangements for various products. Long-term improvement in gross margin will remain a key focus for the Company over the next few years.

Seagen acquisition— In connection with our acquisition of Seagen, we are focusing our efforts on achieving an appropriate cost structure for the combined company. We expect to generate approximately $1 billion of annual cost synergies, to be achieved by 2026. The one-time costs to generate these synergies are expected to be approximately $1.7 billion, incurred primarily from 2023 through 2025.

Other (Income)/Deductions—Net

2024 v. 2023

The unfavorable period-over-period change of $4.2 billion was primarily driven by (i) higher net interest expense of $2.0 billion, (ii) an unfavorable impact of $760 million due to net periodic benefit costs associated with pension and postretirement plans in 2024 versus net periodic benefit credits in 2023, (iii) lower net gains on equity securities of $580 million, (iv) a charge of $420 million in 2024 related to the expected sale of one of our facilities resulting from the discontinuation of our DMD program and (v) lower Haleon equity method income of $400 million, partially offset by (vi) gains of $945 million in 2024 on the partial sales of our investment in Haleon.

2023 v. 2022

The favorable period-over period change of $840 million was mainly driven by a favorable impact of $2.9 billion due to net gains on equity securities in 2023 versus net losses recognized on equity securities in 2022 and lower net interest expense of $400 million, partially offset by higher intangible asset impairment charges of $2.6 billion.

See *Note 4*.

Provision/(Benefit) for Taxes on Income

	Year Ended December 31,			% Change	
(MILLIONS)	**2024**	2023	2022	**24/23**	23/22
Provision/(benefit) for taxes on income	**$ (28)**	$ (1,115)	$ 3,328	**(97)**	*
Effective tax rate on continuing operations	**(0.4)%**	*	9.6 %		

For information about our effective tax rate and the events and circumstances contributing to the changes between periods, as well as details about discrete elements that impacted our tax provisions, and cash paid for income taxes, net of refunds, see *Note 5*.

Changes in Tax Laws—Many countries outside the U.S. have enacted legislation for global minimum taxation resulting from the Organization for Economic Co-operation and Development's (OECD) Base Erosion and Profit Shifting "Pillar 2" project. The EU has approved a directive requiring member states to incorporate the OECD provisions into their respective domestic laws, and countries outside the EU are also enacting the provisions into their domestic law. The provisions are generally effective for Pfizer in 2024, though significant details and guidance around the provisions are still pending. Income tax expense could be adversely affected as the legislation becomes effective in countries in which we do business, and such impact could be material to our results of operations. We continue to monitor pending OECD guidance and legislation enactment and implementation by individual countries.

PRODUCT DEVELOPMENTS

A comprehensive update of Pfizer's development pipeline was published as of February 4, 2025 and is available at www.pfizer.com/science/drug-product-pipeline. It includes an overview of our research and a list of compounds in development with targeted indication and phase of development, as well as mechanism of action for some candidates in Phase 1 and all candidates from Phase 2 through registration.

This section provides information as of the date of this filing about significant marketing application-related regulatory actions by, and filings pending with, the FDA and regulatory authorities in the EU and Japan.

The table below includes filing and approval milestones for products that have occurred in the last twelve months and generally do not include approvals that may have occurred prior to that time. The table includes filings with regulatory decisions pending (even if the filing occurred outside of the last twelve-month period).

Products

PRODUCT	INDICATION OR PROPOSED INDICATION	APPROVED/FILED^		
		U.S.	EU	JAPAN
Prevnar 20/Prevenar 20 (Vaccine)	Active immunization to prevent invasive disease and pneumonia caused by the 20 *Streptococcus pneumoniae* (pneumococcus) serotypes in the vaccine in adults ages 18 years and older.	**Approved** June 2021	**Approved** February 2022	**Approved** August 2024
	Active immunization to prevent invasive pneumococcal disease caused by the 20 *Streptococcus pneumoniae* (pneumococcal) serotypes contained in the vaccine in infants and children six weeks through 17 years of age, and for the prevention of otitis media in infants six weeks through five years of age caused by the original seven serotypes contained in Prevnar[a].	**Approved** April 2023	**Approved** March 2024	**Approved** March 2024
TicoVac (Vaccine)	Active immunization to prevent tick-borne encephalitis in individuals 1 year of age and older	**Approved** August 2021		**Approved** March 2024
Nurtec ODT/Vydura (rimegepant)	Acute treatment of migraine with or without aura in adults	**Approved** February 2020	**Approved** April 2022	**Filed** November 2024
	Prevention of episodic migraine in adults	**Approved** May 2021	**Approved** April 2022	**Filed** November 2024
Abrysvo (Vaccine)	Active immunization for the prevention of lower respiratory tract disease caused by RSV in individuals 60 years and older	**Approved** May 2023	**Approved** August 2023	**Approved** March 2024
	Active immunization for the prevention of lower respiratory tract disease caused by RSV in individuals 18-59 years of age who are at increased risk of lower respiratory tract disease caused by RSV	**Approved** October 2024	**Filed** June 2024	
Velsipity (etrasimod)	Moderately to severely active ulcerative colitis in adults	**Approved** October 2023	**Approved** February 2024	**Filed** June 2024
Braftovi (encorafenib) and Mektovi (binimetinib)[b]	BRAF^V600E-mutant metastatic non-small cell lung cancer in adult patients	**Approved** October 2023	**Approved** August 2024	
Braftovi (encorafenib), Erbitux (cetuximab)[c] and mFOLFOX6	First-line BRAF^V600E-mutant mCRC	**Approved** December 2024		
Elrexfio (elranatamab)	Triple-class relapsed/refractory multiple myeloma in adult patients	**Approved** August 2023	**Approved** December 2023	**Approved** March 2024
Xtandi (enzalutamide)[d]	nmCSPC with biochemical recurrence at high risk for metastasis (high-risk BCR)	**Approved** November 2023	**Approved** April 2024	
Hympavzi (marstacimab-hncq)	Hemophilia A and B without inhibitors	**Approved** October 2024	**Approved** November 2024	**Approved** December 2024
Emblaveo (aztreonam-avibactam)[e]	Treatment of infections in adult patients caused by Gram-negative bacteria with limited or no treatment options	**Approved** February 2025	**Approved** April 2024	
Padcev (enfortumab vedotin-ejfv)[f]	In combination with Keytruda®[g] (pembrolizumab) for locally advanced or metastatic urothelial cancer in adults	**Approved** December 2023	**Approved** August 2024	**Approved** September 2024
Tivdak (tisotumab vedotin-tftv)[h]	Recurrent or metastatic cervical cancer with disease progression on or after chemotherapy	**Approved** April 2024	**Filed** February 2024	**Filed** April 2024
Comirnaty (COVID-19 Vaccine, mRNA) 2024-2025 Formula, Omicron KP.2-adapted[i]	Active immunization to prevent COVID-19 caused by SARS-CoV-2 for individuals 12 years of age and older	**Approved** August 2024	**Approved** September 2024	
Comirnaty (COVID-19 Vaccine, mRNA) 2024-2025 Formula, Omicron JN.1-adapted	Active immunization to prevent COVID-19 caused by SARS-CoV-2 for individuals 6 months of age and older		**Approved** July 2024	**Approved** August 2024
Adcetris (brentuximab vedotin)[j]	Relapsed/refractory diffuse large B-cell lymphoma	**Approved** February 2025		
Paxlovid (nirmatrelvir; ritonavir)	COVID-19 infection in high-risk children (6-11 years of age: >88 lbs.)	**Filed** February 2025	**Filed** January 2025	

^ For the U.S., the filing date is the date on which the FDA accepted our submission. For the EU, the filing date is the date on which the EMA validated our submission.

[a] Listed indication applies to U.S. only. For the EU, approved indications are pneumococcal invasive disease pneumonia and otitis media. For Japan, approved indication is invasive pneumococcal disease.

(b) Pierre Fabre is the Marketing Authorization Holder for Braftovi (encorafenib) and Mektovi (binimetinib) in the EU. We have exclusive rights to Braftovi and Mektovi in the U.S., Canada and certain emerging markets, and Ono, Medison Pharma and Pierre Fabre have exclusive rights in all other markets.

(c) Erbitux® is a registered trademark of ImClone LLC. We have exclusive rights to Braftovi in the U.S., Canada, and certain emerging markets, and Ono. Medison Pharma and Pierre Fabre have exclusive rights in all other markets.

(d) Being jointly developed and commercialized with Astellas.

(e) Being developed in collaboration with AbbVie. AbbVie has the exclusive commercialization rights in the U.S. and Canada; Pfizer leads the joint development program and has commercialization rights in all other countries.

(f) Being jointly developed and commercialized with Astellas.

(g) Keytruda® is a registered trademark of Merck Sharp & Dohme Corp., a subsidiary of Merck & Co., Inc.

(h) Being developed in collaboration with Genmab A/S. The April 2024 approval date in the U.S. refers to the conversion of a prior accelerated approval to full approval.

(i) In September 2024, the EC approved the Pfizer/BioNTech Omicron KP.2-adapted monovalent COVID-19 vaccine for active immunization to prevent COVID-19 caused by SARS-CoV-2 in individuals 6 months of age and older. U.S. approval (August 2024) is for individuals 12 years of age and older, with EUA granted for individuals 6 months through 11 years of age.

(j) Being developed in collaboration with Takeda. Takeda has ex-U.S./Canada rights.

Pfizer submitted its intent to withdraw Penbraya from the EU market. The EC has confirmed the withdrawal of the Penbraya EU Marketing Authorisation Application with an effective date of February 20, 2025.

In February 2025, Pfizer decided to terminate development and commercialization of Beqvez (fidanacogene elaparvovec) and elected to terminate the license agreement between Pfizer and Spark Therapeutics, Inc. effective as of August 6, 2025.

In December 2024, Pfizer submitted a withdrawal of the Ngenla (somatrogon) filing for adult human growth hormone deficiency in the EU.

The following provides information about additional indications and new drug candidates in late-stage development:

	PRODUCT/CANDIDATE	PROPOSED DISEASE AREA
LATE-STAGE CLINICAL PROGRAMS FOR ADDITIONAL USES AND DOSAGE FORMS FOR IN-LINE AND IN-REGISTRATION PRODUCTS	Ibrance (palbociclib)[a]	ER+/HER2+ metastatic breast cancer
	Talzenna (talazoparib)	Combination with Xtandi (enzalutamide) for DNA Damage Repair-deficient mCSPC
	Litfulo (ritlecitinib)	Vitiligo
	Elrexfio (elranatamab)	Multiple myeloma double-class exposed
		Newly diagnosed multiple myeloma post-transplant maintenance
		Newly diagnosed multiple myeloma transplant-ineligible
		2nd line + relapsed refractory multiple myeloma
	Eliquis (apixaban)[b]	Venous thromboembolism (pediatric)
	Padcev (enfortumab vedotin)[c]	Cisplatin-ineligible/decline muscle-invasive bladder cancer
		Cisplatin-eligible muscle-invasive bladder cancer
	Tukysa (tucatinib)	HER2+ adjuvant breast cancer
		2nd line/3rd line HER2+ metastatic breast cancer
		1st line HER2+ maintenance metastatic breast cancer
		1st line HER2+ metastatic colorectal cancer
	Hympavzi (marstacimab-hncq)	Hemophilia (pediatric)
		Hemophilia (inhibitor cohort)
NEW DRUG CANDIDATES IN LATE-STAGE DEVELOPMENT	PF-06425090 (vaccine)	Immunization to prevent primary *clostridioides difficile* infection
	sasanlimab (PF-06801591)	Combination with Bacillus Calmette-Guerin for non-muscle-invasive bladder cancer
	VLA15 (PF-07307405) vaccine[d]	Immunization to prevent Lyme disease
	vepdegestrant (PF-07850327)[e]	Breast cancer metastatic - 2nd line ER+/HER2-
	inclacumab (PF-07940370)	Sickle cell disease
	Ibrance + vepdegestrant[e]	ER+/HER2- metastatic breast cancer
	dazukibart (PF-06823859)	Dermatomyositis, polymyositis
	disitamab vedotin[f]	1st line HER2 (≥IHC1+) metastatic urothelial cancer
	sigvotatug vedotin (PF-08046047)	2nd line+ metastatic non-small cell lung cancer
	osivelotor (PF-07940367)	Sickle cell disease
	atirmociclib (PF-07220060)	2nd line metastatic breast cancer
	ibuzatrelvir (PF-07817883)	COVID-19 infection
	mevrometostat (PF-06821497) + enzalutamide	1st line/2nd line metastatic castration resistant prostate cancer post-Abiraterone
	mevrometostat (PF-06821497) + enzalutamide	1st line metastatic castration resistant prostate cancer neoadjuvant hormonal therapy naïve
	atirmociclib (PF-07220060)	1st line metastatic breast cancer

(a) Ibrance for ER+/HER2+ metastatic breast cancer is being developed in collaboration with Alliance Foundation Trials, LLC.

(b) Eliquis is being developed in collaboration with BMS.

(c) Padcev is being jointly developed and commercialized with Astellas.

(d) VLA15 is being developed in collaboration with Valneva SE.

(e) Vepdegestrant is being developed in collaboration with Arvinas.

(f) Disitamab vedotin is being developed in collaboration with RemeGen Co., Ltd.

In December 2024, Pfizer decided to terminate development of giroctocogene fitelparvovec (PF-07055480) and elected to terminate the collaboration and license agreement between Pfizer and Sangamo Therapeutics, Inc. effective as of April 21, 2025.

In August 2024, Pfizer announced Phase 3 top-line results for Pfizer and BioNTech's combination mRNA vaccine candidate against influenza and COVID-19 in healthy individuals 18-64 years of age. The trial did not meet one of its primary immunogenicity objectives of non-inferiority against the influenza B strain despite obtaining higher influenza A responses and comparable COVID-19 responses versus the comparator vaccines. In November 2024, PF-07926307 (COVID-19/mRNA flu combo vaccine) reverted from Phase 3 to Phase 1 clinical trials and has been removed from the table above.

In September 2024, Pfizer announced that it was voluntarily withdrawing all lots of Oxbryta (voxelotor) for the treatment of sickle cell disease in all markets where it is approved. Pfizer also discontinued all active voxelotor clinical trials and expanded access programs worldwide. Pfizer's decision was based on the totality of clinical data that indicated at that time the overall benefit of Oxbryta no longer outweighs the risk in the approved sickle cell patient population. The data suggested an imbalance in vaso-occlusive crises and fatal events, which requires further assessment that remains ongoing. Pfizer has notified regulatory authorities about these findings and its decision to voluntarily withdraw Oxbryta from the market and discontinue distribution and clinical studies while further reviewing the available data and investigating the findings. We are working with the FDA, EMA and other global regulatory authorities and expect the assessment to be completed in the first half of 2025.

In July 2024, the EMA initiated a referral procedure under Article 20 of Regulation (EC) No 726/2004 for Oxbryta (voxelotor) to review the product's benefits and risks. In October 2024, the EC suspended the Oxbryta marketing authorization while the EMA's review of data is ongoing. In addition, the FDA has initiated an evaluation of newly identified safety signals. The FDA also has placed the Oxbryta (voxelotor) investigational new drug application on clinical hold following Pfizer's market withdrawal. Pfizer is working with the EMA, FDA, and other regulators globally in relation to this matter.

The FDA has recently issued a partial clinical hold for osivelotor, which prohibits Pfizer from enrolling new participants into osivelotor clinical studies at this time. Study participants currently enrolled can continue on the study drug. Communication with the FDA is ongoing.

In October 2024, Pfizer stopped two clinical trials with sisunatovir (PF-07923568) following observed drug-drug interactions. Since then Pfizer has decided to terminate development of sisunatovir.

For additional information about our R&D organization, see *Note 17* and the *Item 1. Business—Research and Development* section. For additional information regarding certain collaboration arrangements, see *Item 1. Business—Collaboration and Co-Promotion Agreements*.

NON-GAAP FINANCIAL MEASURE: ADJUSTED INCOME

Adjusted income is an alternative measure of performance used by management to evaluate our overall performance as a supplement to our GAAP Reported performance measures. As such, we believe that investors' understanding of our performance is enhanced by disclosing this measure. We use Adjusted income, certain components of Adjusted income and Adjusted diluted EPS to present the results of our major operations—the discovery, development, manufacture, marketing, sale and distribution of biopharmaceutical products worldwide—prior to considering certain income statement elements as follows:

Measure	Definition	Relevance of Metrics to Our Business Performance
Adjusted income	*Net income attributable to Pfizer Inc. common shareholders*[a] before the impact of amortization of intangible assets, certain acquisition-related items, discontinued operations and certain significant items	• Provides investors useful information to: ◦ evaluate the normal recurring operational activities, and their components, on a comparable year-over-year basis ◦ assist in modeling expected future performance on a normalized basis • Provides investors insight into the way we manage our budgeting and forecasting, how we evaluate and manage our recurring operations and how we reward and compensate our senior management[b]
Adjusted cost of sales, Adjusted selling, informational and administrative expenses, Adjusted research and development expenses and Adjusted other (income)/ deductions—net	*Cost of sales, Selling, informational and administrative expenses, Research and development expenses* and *Other (income)/ deductions—net*[a], each before the impact of amortization of intangible assets, certain acquisition-related items, discontinued operations and certain significant items, which are components of the Adjusted income measure	
Adjusted diluted EPS	*EPS attributable to Pfizer Inc. common shareholders—diluted*[a] before the impact of amortization of intangible assets, certain acquisition-related items, discontinued operations and certain significant items	

[a] Most directly comparable GAAP measure.

[b] The short-term incentive plans for substantially all non-sales-force employees worldwide are funded from a pool based on our performance, measured in significant part versus three budgeted metrics, one of which, for the 2024 performance year, was Adjusted diluted EPS (as defined for annual incentive compensation purposes), which is derived from Adjusted income and accounted for 40% of the bonus pool funding tied to financial performance. Additionally, for the 2024 performance year, the payout for performance share awards was determined in part by Adjusted net income, which is derived from Adjusted income. Since 2022, we no longer exclude any expenses for acquired IPR&D from our non-GAAP Adjusted results but we continue to exclude certain of these expenses for our financial results for annual incentive compensation purposes. The bonus pool funding is largely based on financial performance, as measured by three metrics, modified by performance against certain of our non-financial metrics, and may be further modified by our Compensation Committee's assessment of other factors.

Adjusted income and its components and Adjusted diluted EPS are non-GAAP financial measures that have no standardized meaning prescribed by GAAP and, therefore, are limited in their usefulness to investors. Because of their non-standardized definitions, they may not be comparable to the calculation of similar measures of other companies and are presented to permit investors to more fully understand how management assesses performance. A limitation of these measures is that they provide a view of our operations without including all events during a period, and do not provide a comparable view of our performance to peers. These measures are not, and should not be viewed as, substitutes for their most directly comparable GAAP measures of *Net income attributable to Pfizer Inc. common shareholders*, components of *Net income attributable to Pfizer Inc. common shareholders* and *EPS attributable to Pfizer Inc. common shareholders—diluted*, respectively.

We also recognize that, as internal measures of performance, these measures have limitations, and we do not restrict our performance-management process solely to these measures. We also use other tools designed to achieve the highest levels of performance. For example, our R&D organization has productivity targets, upon which its effectiveness is measured. In addition, total shareholder return, both on an absolute basis and relative to a publicly traded pharmaceutical index, plays a significant role in determining payouts under certain of our incentive compensation plans.

Adjusted Income and Adjusted Diluted EPS

Amortization of Intangible Assets—Adjusted income excludes all amortization of intangible assets.

Acquisition-Related Items—Adjusted income excludes certain acquisition-related items, which are composed of transaction, integration, restructuring charges and additional depreciation costs for business combinations because these costs are unique to each transaction and represent costs that were incurred to restructure and integrate businesses as a result of an acquisition. We have made no adjustments for resulting synergies.

The significant costs incurred in connection with a business combination result primarily from the need to eliminate duplicate assets, activities or employees—a natural result of acquiring a fully integrated set of activities. For this reason, we believe that such costs incurred can be viewed differently in the context of an acquisition from those costs incurred in other, more normal, business contexts. The integration and restructuring costs for a business combination may occur over several years, with the more significant impacts typically ending within three years of the relevant transaction. Because of the need for certain external approvals for some actions, the span of time needed to achieve certain restructuring and integration activities can be lengthy.

Acquisition-related items may include purchase accounting impacts such as the incremental charge to cost of sales from the sale of acquired inventory that was written up to fair value, depreciation related to the increase/decrease in fair value of acquired fixed assets, amortization related to the increase in fair value of acquired debt, and the fair value changes for contingent consideration.

Discontinued Operations—Adjusted income excludes the results of discontinued operations, as well as any related gains or losses on the disposal of such operations. We believe that this presentation is meaningful to investors because, while we review our product portfolio for strategic fit with our operations, we do not build or run our business with the intent to discontinue parts of our business. Restatements due to discontinued operations do not impact compensation or change the Adjusted income measure for the compensation in respect of the restated periods, but are presented for consistency across all periods.

Certain Significant Items—Adjusted income excludes certain significant items representing substantive and/or unusual items that are evaluated individually on a quantitative and qualitative basis. Certain significant items may be highly variable and difficult to predict. Furthermore, in some cases it is reasonably possible that they could reoccur in future periods. For example, although major non-acquisition-related cost-reduction programs are specific to an event or goal with a defined term, we may have subsequent programs based on reorganizations of the business, cost productivity or in response to generic or biosimilar entry or economic conditions. Legal charges to resolve litigation are also related to specific cases, which are facts and circumstances specific and, in some cases, may also be the result of litigation matters at acquired companies that were inestimable, not probable or unresolved at the date of acquisition, or legal matters related to divested products or businesses. Gains and losses on equity securities and pension and postretirement actuarial remeasurement gains and losses have a very high degree of inherent market volatility, which we do not control and cannot predict with any level of certainty, and we do not believe including these gains and losses assists investors in understanding our business or is reflective of our core operations and business. Unusual items represent items that are not part of our ongoing business; items that, either as a result of their nature or size, we would not expect to occur as part of our normal business on a regular basis; items that would be non-recurring; or items that relate to products we no longer sell. See the *Reconciliations of GAAP Reported to Non-GAAP Adjusted Information—Certain Line Items* below for a non-inclusive list of certain significant items.

Reconciliations of GAAP Reported to Non-GAAP Adjusted Information—Certain Line Items

Data presented will not (in all cases) aggregate to totals.	**Year Ended December 31, 2024**				
MILLIONS, EXCEPT PER SHARE DATA	Cost of sales[(a)]	Selling, informational and administrative expenses[(a)]	Other (income)/ deductions—net[(a)]	Net income attributable to Pfizer Inc. common shareholders[(a), (b), (c)]	Earnings per common share attributable to Pfizer Inc. common shareholders—diluted
GAAP Reported	**$ 17,851**	**$ 14,730**	**$ 4,388**	**$ 8,031**	**$ 1.41**
Amortization of intangible assets	—	—	—	5,286	
Acquisition-related items	(1,341)	(10)	(45)	1,938	
Discontinued operations	—	—	—	(14)	
Certain significant items:					
Restructuring charges/(credits) and implementation costs and additional depreciation—asset restructuring[(d)]	(134)	(90)	—	2,213	
Certain asset impairments[(e)]	—	—	(3,295)	3,295	
(Gains)/losses on equity securities[(e)]	—	—	1,008	(1,008)	
Actuarial valuation and other pension and postretirement plan (gains)/losses	—	—	(579)	579	
Other	44	(13)	(445) [(f)]	430	
Income tax provision—non-GAAP items				(3,035)	
Non-GAAP Adjusted	$ 16,420	$ 14,617	$ 1,031	$ 17,716	$ 3.11

Data presented will not (in all cases) aggregate to totals.	Year Ended December 31, 2023				
MILLIONS, EXCEPT PER SHARE DATA	Cost of sales[(a)]	Selling, informational and administrative expenses[(a)]	Other (income)/ deductions—net[(a)]	Net income attributable to Pfizer Inc. common shareholders[(a), (b), (c)]	Earnings per common share attributable to Pfizer Inc. common shareholders—diluted
GAAP Reported	**$ 24,954**	**$ 14,771**	**$ 222**	**$ 2,119**	**$ 0.37**
Amortization of intangible assets	—	—	—	4,733	
Acquisition-related items	(629)	(11)	(28)	1,874	
Discontinued operations	—	—	—	(11)	
Certain significant items:					
Restructuring charges/(credits) and implementation costs and additional depreciation—asset restructuring[(d)]	(98)	(290)	—	2,227	
Certain asset impairments[(e)]	—	—	(3,024)	3,024	
(Gains)/losses on equity securities[(e)]	—	—	1,588	(1,588)	
Actuarial valuation and other pension and postretirement plan (gains)/losses	—	—	265	(265)	
Other	(238) [(g)]	(24)	(246) [(f)]	518	
Income tax provision—non-GAAP items				(2,131)	
Non-GAAP Adjusted	$ 23,988	$ 14,446	$ (1,224)	$ 10,501	$ 1.84

	Year Ended December 31, 2022				
Data presented will not (in all cases) aggregate to totals.					Earnings per common share attributable to Pfizer Inc. common shareholders—
MILLIONS, EXCEPT PER SHARE DATA	Cost of sales[a]	Selling, informational and administrative expenses[a]	Other (income)/ deductions—net[a]	Net income attributable to Pfizer Inc. common shareholders[a], [b], [c]	diluted
GAAP Reported	$ 34,344	$ 13,677	$ 1,062	$ 31,372	$ 5.47
Amortization of intangible assets	—	—	—	3,609	
Acquisition-related items	(119)	(7)	(74)	832	
Discontinued operations	—	—	—	(21)	
Certain significant items:					
Restructuring charges/(credits) and implementation costs and additional depreciation—asset restructuring[d]	(88)	(562)	—	1,396	
Certain asset impairments[e]	—	—	(421)	421	
(Gains)/losses on equity securities[e]	—	—	(1,270)	1,270	
Actuarial valuation and other pension and postretirement plan (gains)/losses	—	—	230	(230)	
Other	(40)	(59)	(636) [f]	752	
Income tax provision—non-GAAP items				(1,683)	
Non-GAAP Adjusted	$ 34,096	$ 13,049	$ (1,109)	$ 37,717	$ 6.58

[a] Items that reconcile GAAP Reported to non-GAAP Adjusted balances are shown pre-tax. Our effective tax rates for GAAP Reported income from continuing operations were: (0.4)% in 2024, (105.4)% in 2023 and 9.6% in 2022. See *Note 5*. Our effective tax rates for non-GAAP Adjusted income were: 14.5% in 2024, 9.0% in 2023 and 11.7% in 2022.

[b] Includes reconciling amounts for *Research and development expenses* that are not material to our non-GAAP consolidated results of operations.

[c] For 2024, the total acquisition-related items of $1.9 billion include reconciling amounts for *Restructuring charges and certain acquisition-related costs* of $514 million, mainly composed of $427 million of integration costs and other charges. For 2023, the total acquisition-related items of $1.9 billion included reconciling amounts for *Restructuring charges and certain acquisition-related costs* of $1.2 billion, mainly composed of $785 million of integration costs and other charges, $190 million of transaction costs and $125 million of employee termination-related charges. For 2022, the total acquisition-related items of $832 million included reconciling amounts for *Restructuring charges and certain acquisition-related costs* of $631 million, composed of $348 million of integration costs and other charges, $144 million of transaction costs and $138 million of employee termination-related charges. See *Note 3*.

[d] Includes employee termination costs, asset impairments and other exit costs related to our cost-reduction and productivity initiatives not associated with acquisitions. See *Note 3*.

[e] See *Note 4*.

[f] For 2024, the total adjustment of $445 million includes (i) net gains of $825 million on the partial sales of our investment in Haleon in March and October 2024, which are comprised of (a) total gains on the sales of $945 million less (b) $120 million recognized in our adjusted income in the fourth quarter representing our pro-rata share of Haleon's third quarter 2024 adjusted income recorded on a one quarter lag and implicitly included in the gain on the sale of those shares, (ii) charges of $567 million for certain legal matters, primarily representing certain product liability expenses related to products discontinued and/or divested by Pfizer, (iii) a charge of $420 million related to the expected sale of one of our facilities resulting from the discontinuation of our DMD program and (iv) charges of $312 million mostly related to (a) our equity-method accounting pro-rata share of intangible asset amortization, impairments and restructuring costs recorded by Haleon, as well as (b) adjustments to our equity-method basis differences and (c) Pfizer's share of investee capital transactions recognized by Haleon. For 2023, the total adjustments of $246 million included charges of (i) $474 million for certain legal matters, primarily representing certain product liability and other legal expenses related to products discontinued and/or divested by Pfizer, and to a lesser extent, legal obligations related to pre-acquisition matters and (ii) $127 million mostly related to our equity-method accounting pro-rata share of intangible asset amortization and impairments, costs of separating from GSK and restructuring costs recorded by Haleon, partially offset by: (i) a $222 million gain on the divestiture of our early-stage rare disease gene therapy portfolio to Alexion and (ii) dividend income of $211 million from our investment in Nimbus resulting from Takeda's acquisition of Nimbus's oral, selective allosteric tyrosine kinase 2 (TYK2) inhibitor program subsidiary. For 2022, the total adjustments of $636 million included charges of (i) $307 million mostly representing our equity-method accounting pro rata share of restructuring charges and costs of separating from GSK recorded by Haleon/the Consumer Healthcare JV and adjustments to our equity-method basis differences which are also related to the separation of Haleon/the Consumer Healthcare JV from GSK and (ii) $230 million for certain legal matters, primarily representing certain product liability and other legal expenses related to products discontinued and/or divested by Pfizer.

[g] For 2023, the total adjustment of $238 million mainly includes $286 million in inventory losses, overhead costs related to the period in which the facility could not operate, and incremental costs resulting from tornado damage to our manufacturing facility in Rocky Mount, NC, partially offset by insurance recoveries.

ANALYSIS OF THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(MILLIONS)	2024	2023	2022	Drivers of change 2024 v. 2023
Year Ended December 31,				
Cash provided by/(used in):				
Operating activities	$ 12,744	$ 8,700	$ 29,267	The change was driven primarily by an increase in net income adjusted for non-cash items partially offset by the timing of receipts and payments in the ordinary course of business, including a decrease in advance payments for Comirnaty and Paxlovid and net changes in inventory greater than one year (see *Note 8A*).
Investing activities	$ 2,652	$ (32,278)	$ (15,783)	The change was driven mainly by $43.4 billion cash paid in 2023 for the acquisition of Seagen, net of cash acquired (see *Note 2A*) and $7.0 billion of proceeds from the partial sales of our investment in Haleon in 2024, partially offset by $16.3 billion greater net purchases of short-term investments in 2024.
Financing activities	$ (17,140)	$ 26,066	$ (14,834)	The change was driven mostly by $30.8 billion of proceeds from the issuance of long-term debt in May of 2023 for the acquisition of Seagen and $12.6 billion greater net repayments of short-term borrowings in 2024.

ANALYSIS OF FINANCIAL CONDITION, LIQUIDITY, CAPITAL RESOURCES AND MARKET RISK

Our historically robust operating cash flows, which we expect to continue over time, is a key strength of our liquidity and capital resources and our primary funding source. We continue to believe that with our ongoing operating cash flows, together with our financial assets, access to capital markets, revolving credit agreement, and available lines of credit, we have and will maintain the ability to meet our liquidity needs to support ongoing operations, our capital allocation objectives, and our contractual and other obligations for the foreseeable future.

We focus efforts to optimize operating cash flows through achieving working capital efficiencies that target accounts receivable, inventories, accounts payable, and other working capital. Excess cash from operating cash flows is invested in money market funds and available-for-sale debt securities which consist of primarily high-quality, highly liquid, well-diversified debt securities. We have taken, and will continue to take, a conservative approach to our financial investments and monitoring of our liquidity position in response to market changes. We typically maintain cash and cash equivalent balances and short-term investments which, together with our available revolving credit facilities, are in excess of our commercial paper and other short-term borrowings.

Additionally, we may obtain funding through short-term or long-term sources from our access to the capital markets, banking relationships and relationships with other financial intermediaries to meet our liquidity needs.

Diverse sources of funds:	Related disclosure presented in this Form 10-K
Internal sources:	
• Operating cash flows	*Consolidated Statements of Cash Flows – Operating Activities* and the *Analysis of the Consolidated Statements of Cash Flows* section within MD&A
• Cash and cash equivalents	*Consolidated Balance Sheets*
• Money market funds	*Note 7A*
• Available-for-sale debt securities	*Note 7A*, *7B*
• Equity investments	*Note 7A*, *7B*
External sources:	
Short-term funding:	
• Commercial paper	*Note 7C*
• Revolving credit facilities	*Note 7C*
• Lines of credit	*Note 7C*
Long-term funding:	
• Long-term debt	*Note 7D*
• Equity	*Consolidated Statements of Equity* and *Note 12*

For additional information about the sources and uses of our funds and capital resources, see the *Analysis of the Consolidated Statements of Cash Flows* section within MD&A.

Credit Ratings—The cost and availability of financing are influenced by credit ratings, and an increase or decrease in our credit rating could have a beneficial or adverse effect on financing. Our long-term debt is rated high-quality by both S&P and Moody's.

As of the date of the filing of this Form 10-K, the following ratings have been assigned to our commercial paper and senior unsecured long-term debt:

NAME OF RATING AGENCY	Pfizer Short-Term Rating	Pfizer Long-Term Rating	Outlook/Watch
Moody's	P-1	A2	Stable Outlook
S&P	A-1	A	Stable Outlook

These ratings are not a recommendation to buy, sell or hold securities and the ratings are subject to revision or withdrawal at any time by the rating organization. Each rating should be evaluated independently of any other rating.

Capital Allocation Framework—Our capital allocation framework is primarily devised to enhance shareholder value and is based on three core pillars: maintaining and growing our dividend over time, reinvesting in the business and making share repurchases after de-levering our balance sheet. See the *Overview of Our Performance, Operating Environment, Strategy and Outlook—Our Business and Strategy* section within MD&A.

Dividends—Our current and projected dividends provide a return to shareholders while maintaining sufficient capital to invest in growing our business. Our dividends are not restricted by debt covenants. While the dividend level remains a decision of Pfizer's BOD and will continue to be evaluated in the context of future business performance, we currently believe that we can support future annual dividend increases, barring significant unforeseen events. On December 12, 2024, our BOD declared a first-quarter dividend of $0.43 per share, payable on March 7, 2025, to shareholders of record at the close of business on January 24, 2025. The first-quarter 2025 cash dividend will be our 345th consecutive quarterly dividend.

Common Stock Purchases—As of December 31, 2024, our remaining share-purchase authorization was $3.3 billion with no repurchases in 2024. See *Note 12*.

Haleon—After our sales of a portion of our Haleon shares in March and October 2024, we owned approximately 15% of the outstanding voting shares of Haleon as of December 31, 2024. See *Note 2C*. With the reduction in our Haleon ownership percentage and board representation after the October 2024 sale, we discontinued the application of the equity method to our Haleon investment, and in the fourth quarter of 2024 began to account for the investment as an equity security with a readily determinable fair value, which is carried at fair value, with changes in fair value reported in *Other (income)/deductions—net.* In the first quarter of 2025, we sold an additional portion of our investment in Haleon for $3.0 billion further reducing our ownership interest to approximately 7%. Pfizer intends to use the proceeds to support its capital allocation priorities. We intend to monetize our remaining Haleon investment in a prudent fashion during 2025.

Off-Balance Sheet Arrangements, Contractual, and Other Obligations—In the ordinary course of business, (i) we enter into off-balance sheet arrangements that may result in contractual and other obligations and (ii) in connection with the sale of assets and businesses and other transactions, we often indemnify our counterparties against certain liabilities that may arise in connection with the transaction or that are related to events and activities. For more information on guarantees and indemnifications, see *Note 16B*.

Additionally, certain of our co-promotion or license agreements give our licensors or partners the rights to negotiate for, or in some cases to obtain under certain financial conditions, co-promotion or other rights in specified countries with respect to certain of our products. Furthermore, collaboration, licensing or other R&D arrangements may give rise to potential milestone payments. Payments under these agreements generally become due and payable only upon the achievement of certain development, regulatory and/or commercialization milestones, which may span several years and which may never occur.

Our significant contractual and other obligations as of December 31, 2024 consisted of:

- Long-term debt, including current portion (see *Note 7D*) and related interest payments;
- Estimated cash payments related to the TCJA repatriation estimated tax liability (see *Note 5*). Estimated future payments related to the TCJA repatriation tax liability that will occur after December 31, 2024 total $4.7 billion, of which an estimated $2.1 billion is to be paid in the next twelve months and an estimated $2.6 billion is to be paid in periods thereafter. Our obligations may vary as a result of changes in our uncertain tax positions and/or availability of attributes such as foreign tax and other credit carryforwards;
- Certain commitments totaling $4.1 billion, of which an estimated $1.0 billion is to be paid in the next twelve months, and $3.1 billion in periods thereafter (see *Note 16C*);
- Purchases of PP&E (see *Note 9*). In 2025, we expect to spend approximately $2.8 billion on PP&E; and
- Future minimum rental commitments under non-cancelable operating leases (see *Note 15*).

Global Economic Conditions—We have operations in countries that have hyperinflationary economies. The impact to Pfizer is not considered material. See the *Item 1A. Risk Factors—Global Operations* section.

Market Risk—We are subject to foreign exchange risk, interest rate risk, and equity price risk. The objective of our financial risk management program is to minimize the impact of foreign exchange rate and interest rate movements on our earnings. We address such exposures through a combination of operational means and financial instruments. For more information on how we manage our foreign exchange and interest rate risks, see *Notes 1F* and *7E*, as well as the *Item 1A. Risk Factors—Global Operations* section for key currencies in which we operate. Our sensitivity analyses of such risks are discussed below.

Foreign Exchange Risk—The fair values of our financial instrument holdings are analyzed at year-end to determine their sensitivity to foreign exchange rate changes. In this analysis, holding all other assumptions constant and assuming that a change in one currency's rate relative to the U.S. dollar would not have any effect on another currency's rates relative to the U.S. dollar, if the dollar were to move against all other currencies by 10%, as of December 31, 2024, the expected impact on our net income would not be significant.

Interest Rate Risk—The fair values of our financial instrument holdings are analyzed at year-end to determine their sensitivity to interest rate changes. In this analysis, holding all other assumptions constant and assuming a parallel shift in the interest rate curve for all maturities and for all instruments, if there were a one hundred basis point change in interest rates as of December 31, 2024, the expected impact on our net income would not be significant.

Equity Price Risk—We hold long-term investments in equity securities with readily determinable fair values in life science companies as a result of certain business development transactions. While we are holding such securities, we are subject to equity price risk, and this may increase the volatility of our income in future periods due to changes in the fair value of equity investments. From time to time, we will sell such equity securities based on our business considerations, which may include limiting our price risk. Our equity securities with readily determinable fair values are analyzed at year-end to determine their sensitivity to equity price rate changes. In this sensitivity analysis, the expected impact on our net income would not be significant.

NEW ACCOUNTING STANDARDS

Recently Adopted Accounting Standards

See *Note 1B*.

Recently Issued Accounting Standards, Not Adopted as of December 31, 2024

Standard/Description	Effective Date	Effect on the Financial Statements
In December 2023, the FASB issued final guidance to improve **income tax disclosures**. The final guidance requires enhanced disclosures primarily related to existing rate reconciliation and income taxes paid information.	2025 for annual reports. Early adoption is permitted.	This new guidance will result in increased disclosures in the notes to our financial statements.
In November 2024, the FASB issued final guidance which requires **disaggregated disclosures of certain categories of expenses that are included in expense line items on the face of the income statement**. The disclosures are required on an annual and interim basis. The guidance also requires the total amount of selling expenses to be disclosed and, on an annual basis, the definition of selling expenses.	2027 for annual reports and 2028 for interim reports. Early adoption is permitted.	This new guidance will result in increased disclosures in the notes to our financial statements.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this Item is incorporated by reference to the discussion in the *Analysis of Financial Condition, Liquidity, Capital Resources and Market Risk* section within MD&A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Pfizer Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Pfizer Inc. and Subsidiary Companies (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of the U.S. Medicare, Medicaid, and performance-based contract rebates accrual

As discussed in Note 1G to the consolidated financial statements, the Company records estimated deductions for Medicare, Medicaid, and performance-based contract rebates (collectively, U.S. rebates) as a reduction to gross product revenues. The accrual for U.S. rebates is recorded in the same period that the corresponding revenues are recognized. The length of time between when a sale is made and when the U.S. rebate is paid by the Company can be as long as one year, which increases the need for significant management judgment and knowledge of market conditions and practices in estimating the accrual.

We identified the evaluation of the U.S. rebates accrual as a critical audit matter because the evaluation of the product-specific experience ratio assumption involved especially challenging auditor judgment. The product-specific experience ratio assumption relates to estimating which of the Company's revenue transactions will ultimately be subject to a related rebate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's U.S. rebates accrual process related to the development of the product-specific experience ratio assumptions. We estimated the U.S. rebates accrual using internal information and historical data and compared the result to the Company's estimated U.S. rebates accrual. We evaluated the Company's ability to accurately estimate the accrual for U.S. rebates by comparing historically recorded accruals to the actual amount that was ultimately paid by the Company.

Evaluation of gross unrecognized tax benefits

As discussed in Notes 5D and 1Q, the Company's tax positions are subject to audit by local taxing authorities in each respective tax jurisdiction, and the resolution of such audits may span multiple years. Since tax law is complex and often subject to varied interpretations and judgments, it is uncertain whether some of the Company's tax positions will be sustained upon audit. As of December 31, 2024, the Company has recorded gross unrecognized tax benefits, excluding associated interest, of $4.5 billion.

We identified the evaluation of certain of the Company's gross unrecognized tax benefits as a critical audit matter because a high degree of audit effort, including specialized skills and knowledge, and complex auditor judgment was required in evaluating the Company's interpretation of tax law and its estimate of the ultimate resolution of its tax positions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control over the Company's liability for unrecognized tax position process related to (1) interpretation of tax law, (2) evaluation of which of the Company's tax positions may not be sustained upon audit, and (3) estimation and recording of the gross

unrecognized tax benefits. We involved tax and valuation professionals with specialized skills and knowledge who assisted in evaluating the Company's interpretation of tax laws, including the assessment of transfer pricing practices in accordance with applicable tax laws and regulations. We inspected settlements with applicable taxing authorities, including assessing the expiration of statutes of limitations. We tested the calculation of the liability for uncertain tax positions, including an evaluation of the Company's assessment of the technical merits of tax positions and estimates of the amount of tax benefits expected to be sustained.

Evaluation of product liability and other product-related litigation

As discussed in Notes 1S and 16 to the consolidated financial statements, the Company is involved in product liability and other product-related litigation, which can include personal injury, consumer fraud, off-label promotion, securities, antitrust and breach of contract claims, among others. Certain of these pending product and other product-related legal proceedings could result in losses that could be substantial. The accrued liability and/or disclosure for the pending product liability and other product-related legal proceedings requires a complex series of judgments by the Company about future events, which involves a number of uncertainties.

We identified the evaluation of product liability and other product-related litigation as a critical audit matter. Challenging auditor judgment was required to evaluate the Company's judgments about future events and uncertainties.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's product liability and other product-related litigation processes, including controls related to (1) the evaluation of information from external and internal legal counsel, (2) forward-looking expectations, and (3) new legal proceedings, or other legal proceedings not currently reserved or disclosed. We read letters received directly from the Company's external and internal legal counsel that described the Company's probable or reasonably possible legal contingency to pending product liability and other product-related legal proceedings. We inspected the Company's minutes from meetings of the Audit Committee, which included the status of key litigation matters. We evaluated the Company's ability to estimate its monetary exposure to pending product and other product-related legal proceedings by comparing historically recorded liabilities to actual monetary amounts incurred upon resolution of prior legal matters. We analyzed relevant publicly available information about the Company, its competitors, and the industry.

Evaluation of the fair value measurement of the developed technology rights and in-process research and development intangible assets acquired in the Seagen business combination

As discussed in Note 2A to the consolidated financial statements, on December 14, 2023, the Company acquired Seagen Inc. and its subsidiaries (Seagen). The total fair value of consideration transferred was $44.2 billion. Of that, the Company recorded $7.5 billion of developed technology rights with an estimated weighted-average life of approximately 18 years and $19.9 billion of in-process research and development (IPR&D). The preliminary estimates of the fair value of intangible assets were finalized during the measurement period in 2024. As discussed in Note 1M, the Company performs impairment testing for indefinite-lived intangible assets at least annually and for all other long-lived assets whenever impairment indicators are present. When necessary, the Company records impairments of long-lived assets for the amount by which the fair value is less than the carrying value of these assets.

We identified the evaluation of the fair value measurement of Seagen acquired developed technology rights and IPR&D as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate certain key assumptions used to estimate the acquisition-date fair value of the acquired developed technology rights and IPR&D, as well as the fair value for impairment testing purposes. Specifically, the key assumptions for certain IPR&D assets, including revenue growth rates, probability of technical and regulatory success (PTRS) rates, and the discount rate, and the key assumptions for certain developed technology rights, including revenue growth rates and the discount rate, represented subjective determinations of future market and economic conditions. Changes to those assumptions could have had a significant effect on the determination of the fair value measurements.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's valuation process, including controls related to the development of the key assumptions for certain IPR&D assets and developed technology rights. We performed sensitivity analyses over the key assumptions for certain IPR&D assets and developed technology rights to assess the impact of changes in those key assumptions on the Company's determination of the fair value of the IPR&D and developed technology rights, respectively. We evaluated the reasonableness of the Company's forecasted revenue growth rates by comparing them to historical results, comparable products and peer companies, analyst expectations, industry related third-party data, and the assumptions used in prior periods. Further, we evaluated the PTRS rates for certain IPR&D assets by considering the phase of development of the clinical projects and the Company's history of obtaining regulatory approval and comparing them to PTRS rates derived from analyst reports and other industry related third-party data and the assumptions used in prior periods. We evaluated the data sources used by management in determining the key assumptions for certain IPR&D assets and developed technology rights by comparing to industry standards and evidence obtained in other areas of the audit. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

(1) evaluating the discount rates used by the Company for certain IPR&D and developed technology rights by comparing them against discount rate ranges that were independently developed using publicly available market data for comparable entities

(2) testing the source information underlying the determination of the discount rates.



KPMG LLP

We have not been able to determine the specific year that we or our predecessor firms began serving as the Company's auditor, however, we are aware that we or our predecessor firms have served as the Company's auditor since at least 1942.

New York, New York

February 27, 2025

Consolidated Statements of Operations

Pfizer Inc. and Subsidiary Companies

(MILLIONS, EXCEPT PER SHARE DATA)	Year Ended December 31,					
		2024		2023		2022
Revenues:						
Product revenues	$	53,816	$	50,914	$	91,793
Alliance revenues		8,388		7,582		8,537
Royalty revenues[a]		1,423		1,058		845
Total revenues		63,627		59,553		101,175
Costs and expenses:						
Cost of sales[b], [c]		17,851		24,954		34,344
Selling, informational and administrative expenses[b]		14,730		14,771		13,677
Research and development expenses[b]		10,822		10,679		11,428
Acquired in-process research and development expenses		108		194		953
Amortization of intangible assets		5,286		4,733		3,609
Restructuring charges and certain acquisition-related costs		2,419		2,943		1,375
Other (income)/deductions—net		4,388		222		1,062
Income from continuing operations before provision/(benefit) for taxes on income		8,023		1,058		34,729
Provision/(benefit) for taxes on income		(28)		(1,115)		3,328
Income from continuing operations		8,051		2,172		31,401
Discontinued operations—net of tax		11		(15)		6
Net income before allocation to noncontrolling interests		8,062		2,158		31,407
Less: Net income attributable to noncontrolling interests		31		39		35
Net income attributable to Pfizer Inc. common shareholders	$	8,031	$	2,119	$	31,372
Earnings per common share—basic:						
Income from continuing operations attributable to Pfizer Inc. common shareholders	$	1.42	$	0.38	$	5.59
Discontinued operations—net of tax		—		—		—
Net income attributable to Pfizer Inc. common shareholders	$	1.42	$	0.38	$	5.59
Earnings per common share—diluted:						
Income from continuing operations attributable to Pfizer Inc. common shareholders	$	1.41	$	0.37	$	5.47
Discontinued operations—net of tax		—		—		—
Net income attributable to Pfizer Inc. common shareholders	$	1.41	$	0.37	$	5.47
Weighted-average shares—basic		5,664		5,643		5,608
Weighted-average shares—diluted		5,700		5,709		5,733

[a] See *Note 1A*.
[b] Exclusive of amortization of intangible assets.
[c] See *Note 17A*.

See Accompanying Notes.

Consolidated Statements of Comprehensive Income

Pfizer Inc. and Subsidiary Companies

(MILLIONS)		Year Ended December 31,		
		2024	2023	2022
Net income before allocation to noncontrolling interests	$	**8,062**	$ 2,158	$ 31,407
Foreign currency translation adjustments, net		**32**	452	(2,328)
Unrealized holding gains/(losses) on derivative financial instruments, net		**499**	626	1,444
Reclassification adjustments for (gains)/losses included in net income[a]		**(159)**	(413)	(2,062)
		341	213	(618)
Unrealized holding gains/(losses) on available-for-sale securities, net		**(152)**	(121)	(1,306)
Reclassification adjustments for (gains)/losses included in net income[b]		**42**	(141)	1,809
		(111)	(261)	502
Benefit plans: prior service (costs)/credits and other, net		**193**	(25)	(24)
Reclassification adjustments related to amortization of prior service costs and other, net		**(109)**	(117)	(129)
Reclassification adjustments related to curtailments of prior service costs and other, net		**—**	(15)	(12)
		84	(157)	(166)
Other comprehensive income/(loss), before tax		**347**	246	(2,609)
Tax provision/(benefit) on other comprehensive income/(loss)		**231**	(85)	(187)
Other comprehensive income/(loss) before allocation to noncontrolling interests	$	**116**	$ 331	$ (2,422)
Comprehensive income/(loss) before allocation to noncontrolling interests	$	**8,178**	$ 2,488	$ 28,985
Less: Comprehensive income/(loss) attributable to noncontrolling interests		**28**	26	20
Comprehensive income/(loss) attributable to Pfizer Inc.	$	**8,149**	$ 2,462	$ 28,965

[a] Reclassified into *Other (income)/deductions—net* and *Cost of sales*. See *Note 7E*.
[b] Reclassified into *Other (income)/deductions—net*.

See Accompanying Notes.

Consolidated Balance Sheets

Pfizer Inc. and Subsidiary Companies

(MILLIONS, EXCEPT PER SHARE DATA)	As of December 31, 2024	As of December 31, 2023
Assets		
Cash and cash equivalents	$ 1,043	$ 2,853
Short-term investments	19,434	9,837
Trade accounts receivable, net of allowance for doubtful accounts: 2024—$438; 2023—$470	11,463	11,566
Inventories	10,851	10,189
Current tax assets	3,314	3,978
Other current assets	4,253	4,911
Total current assets	50,358	43,333
Equity-method investments	217	11,637
Long-term investments	2,010	3,731
Property, plant and equipment, net	18,393	18,940
Identifiable intangible assets, net	55,411	64,900
Goodwill	68,527	67,783
Noncurrent deferred tax assets and other noncurrent tax assets	8,662	3,706
Other noncurrent assets	9,817	12,471
Total assets	$ 213,396	$ 226,501
Liabilities and Equity		
Short-term borrowings, including current portion of long-term debt: 2024—$3,747; 2023—$2,254	$ 6,946	$ 10,350
Trade accounts payable	5,633	6,710
Dividends payable	2,437	2,372
Income taxes payable	2,910	2,349
Accrued compensation and related items	3,838	2,776
Deferred revenues	1,511	2,700
Other current liabilities	19,720	20,537
Total current liabilities	42,995	47,794
Long-term debt	57,405	61,538
Pension and postretirement benefit obligations	2,115	2,167
Noncurrent deferred tax liabilities	2,122	640
Other taxes payable	6,112	8,534
Other noncurrent liabilities	14,150	16,539
Total liabilities	124,899	137,213
Commitments and Contingencies		
Common stock, $0.05 par value; 12,000 shares authorized; issued: 2024—9,593; 2023—9,562	480	478
Additional paid-in capital	93,603	92,631
Treasury stock, shares at cost: 2024—3,926; 2023—3,916	(114,763)	(114,487)
Retained earnings	116,725	118,353
Accumulated other comprehensive loss	(7,842)	(7,961)
Total Pfizer Inc. shareholders' equity	88,203	89,014
Equity attributable to noncontrolling interests	294	274
Total equity	88,497	89,288
Total liabilities and equity	$ 213,396	$ 226,501

See Accompanying Notes.

Consolidated Statements of Equity

Pfizer Inc. and Subsidiary Companies

	PFIZER INC. SHAREHOLDERS									
	Common Stock			Treasury Stock						
(MILLIONS, EXCEPT PER SHARE DATA)	Shares	Par Value	Add'l Paid-In Capital	Shares	Cost	Retained Earnings	Accum. Other Comp. Loss	Share - holders' Equity	Non-controlling Interests	Total Equity
Balance, January 1, 2022	9,471	$ 473	$ 90,591	(3,851)	$(111,361)	$103,394	$ (5,897)	$ 77,201	$ 262	$ 77,462
Net income						31,372		31,372	35	31,407
Other comprehensive income/(loss), net of tax							(2,407)	(2,407)	(15)	(2,422)
Cash dividends declared, per share: $1.61										
Common stock						(9,037)		(9,037)		(9,037)
Noncontrolling interests									(13)	(13)
Share-based payment transactions	48	2	1,192	(13)	(608)	(73)		513		513
Purchases of common stock				(39)	(2,000)			(2,000)		(2,000)
Other			19		—	—		19	(13)	6
Balance, December 31, 2022	9,519	476	91,802	(3,903)	(113,969)	125,656	(8,304)	95,661	256	95,916
Net income						2,119		2,119	39	2,158
Other comprehensive income/(loss), net of tax							343	343	(12)	331
Cash dividends declared, per share: $1.65										
Common stock						(9,316)		(9,316)		(9,316)
Noncontrolling interests									(8)	(8)
Share-based payment transactions	43	2	829	(12)	(518)	(106)		208		208
Other			—			—		—	—	—
Balance, December 31, 2023	9,562	478	92,631	(3,916)	(114,487)	118,353	(7,961)	89,014	274	89,288
Net income						**8,031**		**8,031**	**31**	**8,062**
Other comprehensive income/(loss), net of tax							**118**	**118**	**(3)**	**116**
Cash dividends declared, per share: $1.69										
Common stock						**(9,577)**		**(9,577)**		**(9,577)**
Noncontrolling interests									**(7)**	**(7)**
Share-based payment transactions	**31**	**2**	**972**	**(10)**	**(276)**	**(107)**		**591**		**591**
Other				**—**	**—**	**25**		**25**	**(1)**	**23**
Balance, December 31, 2024	**9,593**	**$ 480**	**$ 93,603**	**(3,926)**	**$(114,763)**	**$116,725**	**$ (7,842)**	**$ 88,203**	**$ 294**	**$ 88,497**

See Accompanying Notes.

Consolidated Statements of Cash Flows
Pfizer Inc. and Subsidiary Companies

(MILLIONS)	Year Ended December 31,		
	2024	2023	2022
Operating Activities			
Net income before allocation to noncontrolling interests	**$ 8,062**	$ 2,158	$ 31,407
Discontinued operations—net of tax	**11**	(15)	6
Net income from continuing operations before allocation to noncontrolling interests	**8,051**	2,172	31,401
Adjustments to reconcile net income from continuing operations before allocation to noncontrolling interests to net cash provided by/(used in) operating activities:			
Depreciation and amortization	**7,013**	6,290	5,064
Asset write-offs and impairments	**4,242**	3,408	550
Deferred taxes	**(2,102)**	(3,442)	(3,764)
Share-based compensation expense	**877**	525	872
Benefit plan contributions in excess of expense/income	**(12)**	(787)	(1,158)
Inventory write-offs and related charges associated with COVID-19 products[a]	**—**	6,199	1,183
Other adjustments, net	**(2,260)**	(3,492)	758
Other changes in assets and liabilities, net of acquisitions and divestitures:			
Trade accounts receivable	**(109)**	347	261
Inventories[a]	**(854)**	(1,169)	(591)
Other assets	**3,380**	(663)	(4,506)
Trade accounts payable	**(1,023)**	(300)	1,191
Other liabilities[b]	**(3,115)**	595	(1,449)
Other tax accounts, net	**(1,345)**	(982)	(545)
Net cash provided by/(used in) operating activities	**12,744**	8,700	29,267
Investing Activities			
Purchases of property, plant and equipment	**(2,909)**	(3,907)	(3,236)
Purchases of short-term investments	**(10,133)**	(30,974)	(36,384)
Proceeds from redemptions/sales of short-term investments	**4,128**	39,264	44,821
Net (purchases of)/proceeds from redemptions/sales of short-term investments with original maturities of three months or less	**3,136**	5,174	(483)
Purchases of long-term investments	**(180)**	(204)	(1,913)
Proceeds from redemptions/sales of long-term investments	**1,570**	1,979	641
Proceeds from partial sales of investment in Haleon[c]	**7,040**	—	—
Acquisitions of businesses, net of cash acquired	**—**	(43,430)	(22,997)
Dividend received from the Consumer Healthcare JV[c]	**—**	—	3,960
Other investing activities, net	**2**	(179)	(192)
Net cash provided by/(used in) investing activities	**2,652**	(32,278)	(15,783)
Financing Activities			
Proceeds from short-term borrowings	**8,907**	4,525	3,891
Payments on short-term borrowings	**(11,226)**	(3)	(3,887)
Net (payments on)/proceeds from short-term borrowings with original maturities of three months or less	**(2,590)**	3,161	(222)
Proceeds from issuance of long-term debt	**—**	30,831	—
Payments on long-term debt	**(2,250)**	(2,569)	(3,298)
Purchases of common stock	**—**	—	(2,000)
Cash dividends paid	**(9,512)**	(9,247)	(8,983)
Other financing activities, net	**(469)**	(631)	(335)
Net cash provided by/(used in) financing activities	**(17,140)**	26,066	(14,834)
Effect of exchange-rate changes on cash and cash equivalents and restricted cash and cash equivalents	**(66)**	(40)	(165)
Net increase/(decrease) in cash and cash equivalents and restricted cash and cash equivalents	**(1,810)**	2,448	(1,515)
Cash and cash equivalents and restricted cash and cash equivalents, at beginning of period	**2,917**	468	1,983
Cash and cash equivalents and restricted cash and cash equivalents, at end of period	**$ 1,107**	$ 2,917	$ 468

- Continued -

Consolidated Statements of Cash Flows

Pfizer Inc. and Subsidiary Companies

	Year Ended December 31,		
	2024	2023	2022
Supplemental Cash Flow Information			
Cash paid/(received) during the period for:			
Income taxes	$ **3,605**	$ 3,147	$ 7,867
Interest paid	**3,227**	2,215	1,442
Interest rate hedges	**178**	134	54
Non-cash transaction:			
Right-of-use assets obtained in exchange for lease liabilities	$ **283**	$ 614	$ 752

[a] See *Note 17A*.
[b] See *Note 17C*.
[c] See *Note 2C*.

See Accompanying Notes.

Note 1. Basis of Presentation and Significant Accounting Policies

A. Basis of Presentation

The consolidated financial statements include the accounts of our parent company and all subsidiaries and are prepared in accordance with U.S. GAAP. The decision of whether or not to consolidate an entity for financial reporting purposes requires consideration of majority voting interests, as well as effective economic or other control over the entity. Typically, we do not seek control by means other than voting interests. For subsidiaries operating outside the U.S., the financial information is included as of and for the year ended November 30 for each year presented. Pfizer's fiscal year-end for U.S. subsidiaries is as of and for the year ended December 31 for each year presented. All significant transactions among our subsidiaries have been eliminated.

We manage our commercial operations through three operating segments, each led by a single manager: Biopharma, PC1 and Pfizer Ignite. Biopharma is the only reportable segment. See *Note 17A*.

On December 14, 2023, we completed the acquisition of Seagen. In addition, other acquisitions and business development activities completed in 2024, 2023 and 2022 impacted financial results in the periods presented. See *Note 2*.

We have made certain reclassification adjustments to conform prior-period amounts to the current presentation for:

• in the first quarter of 2024, we reclassified royalty income (substantially all of which is related to Biopharma) from *Other (income)/ deductions—net* and began presenting *Royalty revenues* as a separate line item within *Total revenues* in our consolidated statements of operations, and reclassified the associated royalty receivables from *Other current assets* to *Trade accounts receivable, less allowance for doubtful accounts* in our consolidated balance sheet; and

• segment reporting and geographic information in connection with the commercial reorganization that went into effect on January 1, 2024 (see *Notes 9* and *17*).

Certain amounts in the consolidated financial statements and associated notes may not add due to rounding. All percentages have been calculated using unrounded amounts.

B. New Accounting Standards Adopted in 2024

On January 1, 2024, we adopted a new accounting standard which clarifies that contractual sale restrictions are not considered in measuring equity securities at fair value. The new guidance is consistent with our existing policy; therefore, it had no impact on our consolidated financial statements.

In the fourth quarter of 2024, we adopted a new accounting standard which requires the disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, other segment items by reportable segment and a description of its composition. See *Note 17A*.

C. Estimates and Assumptions

In preparing these financial statements, we use certain estimates and assumptions that affect reported amounts and disclosures. These estimates and assumptions can impact all elements of our financial statements. For example, in the consolidated statements of operations, estimates are used when accounting for deductions from revenues, determining the cost of inventory that is sold, allocating cost in the form of depreciation and amortization, and estimating restructuring charges and the impact of contingencies, as well as determining provisions for taxes on income. On the consolidated balance sheets, estimates are used in determining the valuation and recoverability of assets, and in determining the reported amounts of liabilities, all of which also impact the consolidated statements of operations. Certain estimates of fair value and amounts recorded in connection with acquisitions, revenue deductions, impairment reviews, restructuring-associated charges, investments and financial instruments, valuation allowances, pension and postretirement benefit plans, contingencies, share-based compensation, and other calculations can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions.

Our estimates are often based on complex judgments and assumptions that we believe to be reasonable, but that can be inherently uncertain and unpredictable. If our estimates and assumptions are not representative of actual outcomes, our results could be materially impacted. As future events and their effects cannot be determined with precision, our estimates and assumptions may prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. We are subject to risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in the healthcare environment, competition, litigation, legislation, development of competing assets by us or others, regulatory actions, or product recalls or withdrawals. We regularly evaluate our estimates and assumptions using historical experience and expectations about the future. We adjust our estimates and assumptions when facts and circumstances indicate the need for change.

D. Acquisitions

Our consolidated financial statements include the operations of acquired businesses after the completion of the acquisitions. We account for acquired businesses using the acquisition method of accounting, which requires, among other things, that most assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date and that the fair value of acquired IPR&D be recorded on the balance sheet. Transaction costs are expensed as incurred. Any excess of the consideration transferred over the assigned values of the net assets acquired is recorded as goodwill. When we acquire net assets that do not constitute a business, as defined in U.S. GAAP, no goodwill is recognized and acquired IPR&D is expensed in *Acquired in-process research and development expenses*.

Contingent consideration in a business combination is included as part of the acquisition cost and is recognized at fair value as of the acquisition date. Fair value is generally estimated by using a probability-weighted discounted cash flow approach. See *Note 16D*. Any liability resulting from contingent consideration is remeasured to fair value at each reporting date until the contingency is resolved. These changes in fair value are recognized in earnings in *Other (income)/deductions—net*.

E. Fair Value

We measure certain assets and liabilities at fair value, either upon initial recognition or for subsequent accounting or reporting. We estimate fair value using an exit price approach, which requires, among other things, that we determine the price that would be received to sell an asset or paid to transfer a liability in an orderly market. The determination of an exit price is considered from the perspective of market participants, considering the highest and best use of non-financial assets and, for liabilities, assuming that the risk of non-performance will be the same before and after the transfer.

When estimating fair value, depending on the nature and complexity of the asset or liability, we may use one or all of the following techniques:

- Income approach, which is based on the present value of a future stream of net cash flows.
- Market approach, which is based on market prices and other information from market transactions involving identical or comparable assets or liabilities.
- Cost approach, which is based on the cost to acquire or construct comparable assets, less an allowance for functional and/or economic obsolescence.

Our fair value methodologies depend on the following types of inputs:

- Quoted prices for identical assets or liabilities in active markets (Level 1 inputs).
- Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable, or inputs that are derived principally from, or corroborated by, observable market data by correlation or other means (Level 2 inputs).
- Unobservable inputs that reflect estimates and assumptions (Level 3 inputs).

The following inputs and valuation techniques are used to estimate the fair value of our financial assets and liabilities:

- Available-for-sale debt securities—third-party matrix-pricing model that uses significant inputs derived from or corroborated by observable market data and credit-adjusted yield curves.
- Equity securities with readily determinable fair values—quoted market prices and observable NAV prices.
- Derivative assets and liabilities—third-party matrix-pricing model that uses inputs derived from or corroborated by observable market data. Where applicable, these models use market-based observable inputs, including interest rate yield curves to discount future cash flow amounts, and forward and spot prices for currencies. The credit risk impact to our derivative financial instruments was not significant.
- Money market funds—observable NAV prices.

We periodically review the methodologies, inputs and outputs of third-party pricing services for reasonableness. Our procedures can include, for example, referencing other third-party pricing models, monitoring key observable inputs (like benchmark interest rates) and selectively performing test-comparisons of values with actual sales of financial instruments.

F. Foreign Currency Translation

For most of our international operations, local currencies have been determined to be the functional currencies. We translate functional currency assets and liabilities to their U.S. dollar equivalents at exchange rates in effect as of the balance sheet date and income and expense amounts at average exchange rates for the period. The U.S. dollar effects that arise from changing translation rates are recorded in *Other comprehensive income/(loss)*. The effects of converting non-functional currency monetary assets and liabilities into the functional currency are recorded in *Other (income)/deductions—net*. For operations in highly inflationary economies, we translate monetary items at rates in effect as of the balance sheet date, with translation adjustments recorded in *Other (income)/deductions—net*, and we translate non-monetary items at historical rates.

G. Revenues and Trade Accounts Receivable

Revenue Recognition—We record revenues from product sales when there is a transfer of control of the product from us to the customer. We typically determine transfer of control based on when the product is shipped or delivered and title passes to the customer. For certain contracts, the finished product may temporarily be stored at our or our third-party subcontractors' locations under a bill-and-hold arrangement. Revenue is recognized on bill-and-hold arrangements at the point in time when the customer obtains control of the product and all of the following criteria have been met: the arrangement is substantive; the product is identified separately as belonging to the customer; the product is ready for physical transfer to the customer; and we do not have the ability to use the product or direct it to another customer. In bill-and-hold arrangements which are part of the U.S. SNS, we recognize revenue for the product sale when the product is initially placed into the U.S. SNS and we provide a rotation service to maintain an agreed upon level of shelf life for product in the stockpile. In determining when the customer obtains control of the product, we consider certain indicators, including whether we have a present right to payment from the customer, whether title and/or significant risks and rewards of ownership have transferred to the customer and whether customer acceptance has been received.

Our Sales Contracts—Sales on credit are typically under short-term contracts. Collections are based on market payment cycles common in various markets, with shorter cycles in the U.S. Sales are adjusted for sales allowances, chargebacks, rebates and sales returns and cash discounts. Sales returns may occur due to patent-based expirations or loss of regulatory exclusivity, product recalls or a changing competitive environment.

Deductions from Revenues—Our gross product revenues are subject to a variety of deductions, which generally are estimated and recorded in the same period that the revenues are recognized. Such variable consideration represents chargebacks, rebates, sales allowances and sales returns. These deductions represent estimates of the related obligations and, as such, knowledge and judgment is required when estimating the impact of these product revenue deductions on gross sales for a reporting period.

Provisions for pharmaceutical sales returns—Provisions are based on a calculation for each market that incorporates the following, as appropriate: local returns policies and practices; historical returns as a percentage of sales; an understanding of the reasons for past returns; estimated shelf life by product; an estimate of the amount of time between shipment and return or lag time; and any other factors that could impact the estimate of future returns, such as patent-based expirations or loss of regulatory exclusivity, product recalls or a changing competitive environment. Generally, returned products are destroyed, and customers are refunded the sales price in the form of a credit.

We record sales incentives as a reduction of revenues at the time the related revenues are recorded or when the incentive is offered, whichever is later. We estimate the cost of our sales incentives based on our historical experience with similar incentives programs to predict customer behavior.

The following outlines our common sales arrangements:

- *Customers*—Our prescription biopharmaceutical products, with the exception of Paxlovid in 2022 and 2023, are sold principally to wholesalers, but we also sell directly to retailers, hospitals, clinics, government agencies and pharmacies. In 2022 and 2023, we principally sold Paxlovid globally to government agencies. Our vaccines in the U.S. are primarily sold directly to the federal government (including the CDC), wholesalers, individual provider offices, retail pharmacies and integrated delivery systems. Our vaccines outside the U.S. are primarily sold to government and non-government institutions. Certain products in our portfolio are subject to seasonality of demand and Paxlovid revenues trend with infection rates. Prescription pharmaceutical products that ultimately are used by patients are generally covered under governmental programs, managed care programs and insurance programs, including those managed through PBMs in the U.S; and are subject to sales allowances and/or rebates payable directly to those programs. Those sales allowances and rebates are generally negotiated, but government programs may have legislated amounts by type of product (e.g., patented or unpatented).

Specifically:

- In the U.S., we sell our products principally to distributors and hospitals. We also have contracts with managed care programs or PBMs and legislatively mandated contracts with the federal and state governments under which we provide rebates based on medicines utilized by the lives they cover. We record provisions for Medicare, Medicaid, and performance-based contract pharmaceutical rebates based upon our experience ratio of rebates paid and actual prescriptions written during prior periods. We apply the experience ratio to the respective period's sales to determine the rebate accrual and related expense. This experience ratio is evaluated regularly to ensure that the historical trends are as current as practicable. We estimate discounts on branded prescription drug sales in prior periods to Medicare Part D participants in the Medicare "coverage gap," also known as the "doughnut hole," and as of December 31, 2024 in the initial coverage and catastrophic phases under the Manufacturer Discount Program based on the historical experience of beneficiary prescriptions and consideration of the utilization that is expected to result from the discount in the coverage gap or from the manufacturer's discount, respectively. We evaluate this estimate regularly to ensure that the historical trends and future expectations are as current as practicable. For performance-based contract rebates, we also consider current contract terms, such as changes in formulary status and rebate rates.

- Outside the U.S., the majority of our pharmaceutical sales allowances are contractual or legislatively mandated and our estimates are based on actual invoiced sales within each period, which reduces the risk of variations in the estimation process. In certain European countries, rebates are calculated on the government's total unbudgeted pharmaceutical spending or on specific product sales thresholds and we apply an estimated allocation factor against our actual invoiced sales to project the expected level of reimbursement. We obtain third-party information that helps us to monitor the adequacy of these accruals.

- Provisions for pharmaceutical chargebacks (primarily reimbursements to U.S. wholesalers for honoring contracted prices and legislated discounts to third parties) closely approximate actual amounts incurred, as we settle these deductions generally within two to five weeks of incurring the liability.

We recorded revenues of more than $1 billion for each of 11 products in 2024, for each of nine products in 2023 and for each of ten products in 2022, and these revenues represented 66%, 64% and 82% of our *Total revenues* in 2024, 2023 and 2022, respectively. See *Note 17C*. The loss or expiration of intellectual property rights can have a significant adverse effect on our revenues as our contracts with customers will generally be at lower selling prices and lower volumes due to added generic competition. We generally provide for higher sales returns during the period in which individual markets begin to near the loss or expiration of intellectual property rights.

Our accruals for Medicare, Medicaid and related state program and performance-based contract rebates, chargebacks, sales allowances and sales returns and cash discounts are as follows:

	As of December 31,	
(MILLIONS)	**2024**	2023
Reserve against *Trade accounts receivable, less allowance for doubtful accounts*	**$ 1,627**	$ 1,770
Other current liabilities:		
Accrued rebates	**7,195**	5,546
Other accruals	**972**	902
Other noncurrent liabilities	**1,029**	796
Total accrued rebates and other sales-related accruals	**$ 10,822**	$ 9,014

Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from *Product revenues*.

Trade Accounts Receivable—Trade accounts receivable are stated at their net realizable value. The allowance for credit losses reflects our best estimate of expected credit losses of the receivables portfolio determined on the basis of historical experience, current information, and forecasts of future economic conditions. In developing the estimate for expected credit losses, trade accounts receivables are segmented into pools of assets depending on market (U.S. versus international), delinquency status, and customer type (high risk versus low risk and government versus non-government), and fixed reserve percentages are established for each pool of trade accounts receivables.

In determining the reserve percentages for each pool of trade accounts receivables, we considered our historical experience with certain customers and customer types, regulatory and legal environments, country and political risk, and other relevant current and future forecasted macroeconomic factors. These credit risk indicators are monitored on a quarterly basis to determine whether there have been any changes in the economic environment that would indicate the established reserve percentages should be adjusted, and are considered on a regional basis to reflect more geographic-specific metrics. Additionally, write-offs and recoveries of customer receivables are tracked against collections on a quarterly basis to determine whether the reserve percentages remain appropriate. When management becomes aware of certain customer-specific factors that impact credit risk, specific allowances for these known troubled accounts are recorded. Trade accounts receivable are written off after all reasonable means to collect the full amount (including litigation, where appropriate) have been exhausted.

During 2024 and 2023, additions to the allowance for credit losses, write-offs and recoveries of customer receivables were not material to our consolidated financial statements.

H. Collaborative Arrangements

Payments to and from our collaboration partners are presented in our consolidated statements of operations based on the nature of the arrangement (including its contractual terms), the nature of the payments and applicable accounting guidance. Under co-commercialization agreements, we record the amounts received for our share of gross profits from our collaboration partners as *Alliance revenues,* when our collaboration partners are the principal in the transaction and we receive a share of their net sales or profits. *Alliance revenues* are recorded as we perform co-promotion activities for the collaboration and the collaboration partners sell the products to their customers. The related expenses for selling and marketing these products including reimbursements to or from our collaboration partners for these costs are included in *Selling, informational and administrative expenses.* In collaborative arrangements where we manufacture a product for our collaboration partners, we record revenues when we transfer control of the product to our collaboration partners. In collaboration arrangements where we are the principal in the transaction, we record amounts paid to collaboration partners for their share of net sales or profits earned, and all royalty payments to collaboration partners as *Cost of sales*. Royalty payments received from collaboration partners are included in *Royalty revenues.*

Reimbursements to or from our collaboration partners for development costs are typically recorded in *Research and development expenses*. Upfront payments and pre-approval milestone payments due from us to our collaboration partners in development stage collaborations are recorded as *Acquired in-process research and development expenses*. Milestone payments due from us to our collaboration partners after regulatory approval has been attained for a medicine are recorded in *Identifiable intangible assets*—developed technology rights. Upfront and pre-approval milestone payments earned from our collaboration partners by us are recognized in *Other (income)/deductions—net* over the development period for the products, when our performance obligations include providing R&D services to our collaboration partners. Upfront, pre-approval and post-approval milestone payments earned by us may be recognized in *Other (income)/deductions—net* immediately when earned or over other periods depending upon the nature of our performance obligations in the applicable collaboration. Where the milestone event is regulatory approval for a medicine, we generally recognize milestone payments due to us in the transaction price when regulatory approval in the applicable jurisdiction has been attained. We may recognize milestone payments due to us in the transaction price earlier than the milestone event in certain circumstances when recognition of the income would not be probable of a significant reversal.

I. Cost of Sales and Inventories

Inventories are recorded at the lower of cost or net realizable value. The cost of finished goods, work in process and raw materials is determined using average actual cost. We regularly review our inventories for impairment and reserves are established when necessary. Inventories that are not expected to be sold within 12 months are classified as *Other noncurrent assets*. See *Note 8A*.

J. Selling, Informational and Administrative Expenses

Selling, informational and administrative costs are expensed as incurred. Among other things, these expenses include the internal and external costs of marketing, advertising, shipping and handling, digital and legal defense. Advertising expenses totaled approximately $3.3 billion in 2024, $3.7 billion in 2023 and $2.8 billion in 2022. Production costs are expensed as incurred and the costs of TV, radio, and other electronic media and publications are expensed when the related advertising occurs.

K. Research and Development Expenses

R&D costs are expensed as incurred. These expenses include the costs of our proprietary R&D efforts, as well as R&D activities performed in connection with certain licensing arrangements.

L. Acquired In-Process Research and Development Expenses

Before a compound receives regulatory approval, we record upfront and milestone payments we make to third parties under licensing and collaboration arrangements as expense. Upfront payments are recorded when incurred, and milestone payments are recorded when the specific milestone has been achieved. Once a compound receives regulatory approval, we record any milestone payments in *Identifiable intangible assets, less accumulated amortization* and, unless the asset is determined to have an indefinite life, we typically amortize the payments on a straight-line basis over the remaining agreement term or the expected product life cycle, whichever is shorter. *Acquired in-process research and development expenses* includes costs incurred in connection with (a) all upfront and milestone payments on collaboration and in-license agreements, including premiums on equity securities and (b) asset acquisitions of acquired IPR&D.

M. Long-Lived Assets

Long-lived assets include:

- *Property, plant and equipment, net*—These assets are recorded at cost, including any significant improvements after purchase, less accumulated depreciation. Property, plant and equipment assets, other than land and construction in progress, are depreciated on a straight-line basis over the estimated useful life of the individual assets. Depreciation begins when the asset is ready for its intended use. For tax purposes, accelerated depreciation methods are used as allowed by tax laws.

- *Identifiable intangible assets, net*—These assets are recorded at fair value at acquisition. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite lives are not amortized until a useful life can be determined.

- *Goodwill*—Goodwill represents the excess of the consideration transferred for an acquired business over the assigned values of its net assets. Goodwill is not amortized.

Amortization of finite-lived acquired intangible assets is included in *Amortization of intangible assets.*

We review our long-lived assets for impairment indicators throughout the year. We perform impairment testing for indefinite-lived intangible assets and goodwill at least annually and for all other long-lived assets whenever impairment indicators are present. When necessary, we record impairments of long-lived assets for the amount by which the fair value is less than the carrying value of these assets.

Specifically:

- For finite-lived intangible assets, such as developed technology rights, and for other long-lived assets, such as property, plant and equipment, whenever impairment indicators are present, we calculate the undiscounted value of the projected cash flows for the asset, or asset group, and compare this estimated amount to the carrying amount. If the carrying amount is greater, we record an impairment loss for the excess of book value over fair value. In addition, we reevaluate the remaining useful lives of the assets and modify them, as appropriate.

- For indefinite-lived intangible assets, such as brands and IPR&D assets, when necessary, we determine the fair value of the asset and record an impairment loss, if any, for the excess of book value over fair value. In addition, in all cases of an impairment review other than for IPR&D assets, we re-evaluate whether continuing to characterize the asset as indefinite-lived is appropriate.

- For goodwill, when necessary, we determine the fair value of each reporting unit and record an impairment loss, if any, for the excess of the book value of the reporting unit over the implied fair value.

N. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives

We incur restructuring charges in connection with acquisitions when we implement plans to restructure and integrate the acquired operations or in connection with our cost-reduction and productivity initiatives.

- In connection with acquisition activity, we typically incur costs associated with executing the transactions, integrating the acquired operations (which may include expenditures for consulting and the integration of systems and processes), and restructuring the combined company (which may include charges related to employees, assets and activities that will not continue in the combined company); and

- In connection with our cost-reduction/productivity initiatives, we typically incur costs and charges for site closings and other facility rationalization actions, workforce reductions and the expansion of shared services, including the development of global systems.

Included in *Restructuring charges and certain acquisition-related costs* are all restructuring charges, as well as certain other costs associated with acquiring and integrating an acquired company. If the restructuring action results in a change in the estimated useful life of an asset, that incremental impact is classified in *Cost of sales, Selling, informational and administrative expenses* and/or *Research and development expenses*, as appropriate. Employee termination costs are generally recorded when the actions are probable and estimable and include accrued severance benefits, pension and postretirement benefits, many of which may be paid out during periods after termination. Transaction costs, such as banking, legal, accounting and other similar costs incurred in connection with a business acquisition are expensed as incurred.

Our business may be impacted by these actions, including sales and marketing, manufacturing and R&D, as well as our corporate enabling functions.

O. Cash Equivalents and Statement of Cash Flows

Cash equivalents include items almost as liquid as cash, such as certificates of deposit and time deposits with maturity periods of three months or less when purchased. If items meeting this definition are part of a larger investment pool, we classify them as *Short-term investments*.

Cash flows for financial instruments designated as fair value or cash flow hedges may be included in operating, investing or financing activities, depending on the classification of the items being hedged. Cash flows for financial instruments designated as net investment hedges are classified according to the nature of the hedging instrument. Cash flows for financial instruments that do not qualify for hedge accounting treatment are classified according to their purpose and accounting nature.

P. Investments and Derivative Financial Instruments

The classification of an investment depends on the nature of the investment, our intent and ability to hold the investment, and the degree to which we may exercise influence. Our investments are primarily comprised of the following:

- Public equity securities with readily determinable fair values, which are carried at fair value, with changes in fair value reported in *Other (income)/deductions—net.*

- Available-for-sale debt securities, which are carried at fair value, with changes in fair value reported in *Other comprehensive income/(loss)* until realized.

- Held-to-maturity debt securities, which are carried at amortized cost.

- Private equity securities without readily determinable fair values and where we have no significant influence are measured at cost minus any impairment and plus or minus adjustments resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

- For equity investments in common stock or in-substance common stock where we have significant influence over the financial and operating policies of the investee, we use the equity-method of accounting. Under the equity-method, we record our share of the investee's income and expenses in *Other (income)/deductions—net*. The excess of the cost of the investment over our share of the underlying equity in the net assets of the investee as of the acquisition date is allocated to the identifiable assets and liabilities of the investee, with any remaining excess amount allocated to goodwill. Such investments are initially recorded at cost, which is the fair value of consideration paid and typically does not include contingent consideration.

Realized gains or losses on sales of investments are determined by using the specific identification cost method.

We regularly evaluate all of our financial assets for impairment. For investments in debt and equity, if and when a decline in fair value is determined, an impairment charge is recorded and a new cost basis in the investment is established. For equity-method investments, an impairment charge is recorded only if and when a decline in fair value is determined to be other-than-temporary.

Derivative financial instruments are carried at fair value in certain balance sheet categories (see *Note 7A*), with changes in fair value reported in net income or, for certain qualifying hedging relationships, in *Other comprehensive income/(loss)* (see *Note 7E*).

Q. Tax Assets and Liabilities and Income Tax Contingencies

Tax Assets and Liabilities—Current tax assets primarily include (i) tax effects for intercompany transfers of inventory within our combined group, which are recognized in the consolidated statements of operations when the inventory is sold to a third party and (ii) income tax receivables that are expected to be recovered either via refunds from taxing authorities or reductions to future tax obligations.

Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws. We provide a valuation allowance when we believe that our deferred tax assets are not recoverable based on an assessment of estimated future taxable income that incorporates ongoing, prudent and feasible tax-planning strategies, that would be implemented, if necessary, to realize the deferred tax assets. Amounts recorded for valuation allowances requires judgments about future income which can depend heavily on estimates and assumptions. All deferred tax assets and liabilities within the same tax jurisdiction are presented as a net amount in the noncurrent section of our consolidated balance sheet.

The TCJA subjects a U.S. shareholder to current tax on global intangible low-taxed income earned by certain foreign subsidiaries. The FASB Staff Q&A, Topic 740, No. 5, *Accounting for Global Intangible Low-Taxed Income*, states that we are permitted to make an accounting policy election to either recognize deferred taxes for temporary basis differences expected to reverse as global intangible low-taxed income in future years or provide for the tax expense related to such income in the year the tax is incurred. We elected to recognize deferred taxes for temporary differences expected to reverse as global intangible low-taxed income in future years.

Other non-current tax assets primarily represent our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction. These potential benefits generally result from cooperative efforts among taxing authorities, as required by tax treaties to minimize double taxation, commonly referred to as the competent authority process. The recoverability of these assets, which we believe to be more likely than not, is dependent upon the actual payment of taxes in one tax jurisdiction and, in some cases, the successful petition for recovery in another tax jurisdiction.

Other taxes payable as of December 31, 2024 and 2023 include liabilities for uncertain tax positions and the noncurrent portion of the repatriation tax liability for which we elected payment over eight years through 2026. See *Note 5D* for uncertain tax positions and *Note 5A* for the repatriation tax liability and other estimates and assumptions in connection with the TCJA.

Income Tax Contingencies—We account for income tax contingencies using a benefit recognition model. If we consider that a tax position is more likely than not to be sustained upon audit, based solely on the technical merits of the position, we recognize all or a portion of the benefit. We measure the benefit by determining the amount that is greater than 50% likely of being realized upon settlement, presuming that the tax position is examined by the taxing authority with full knowledge of all relevant information.

We regularly monitor our position and subsequently recognize the unrecognized tax benefit: (i) if there are changes in tax law, analogous case law or there is new information that sufficiently raise the likelihood of prevailing on the technical merits of the position to "more likely than not"; (ii) if the statute of limitations expires; or (iii) if there is a completion of an audit resulting in a favorable settlement of that tax year with the appropriate agency. Liabilities for uncertain tax positions are classified as current only when we expect to pay cash within the next 12 months. Interest and penalties, if any, are recorded in *Provision/(benefit) for taxes on income* and are classified on our consolidated balance sheet with the related tax liability.

Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but our estimates of unrecognized tax benefits and potential tax benefits may not be representative of actual outcomes, and variation from such estimates could materially affect our financial statements in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution.

R. Pension and Postretirement Benefit Plans

The majority of our employees worldwide are covered by defined benefit pension plans, defined contribution plans or both. In the U.S., we have both IRC-qualified and supplemental (non-qualified) defined benefit plans and defined contribution plans, as well as other postretirement benefit plans consisting primarily of medical insurance for retirees and their eligible dependents. Net periodic pension and postretirement benefit costs other than the service costs are recognized in *Other (income)/deductions—net*. We immediately recognize actuarial gains and losses arising from the remeasurement of our pension and postretirement plans (mark-to-market accounting). Each time a pension or postretirement plan is remeasured, the actuarial gain or loss is recognized immediately and classified as *Other (income)/deductions—net*. We recognize the overfunded or underfunded status of each of our defined benefit plans as an asset or liability. The obligations are generally measured at the actuarial present value of all benefits attributable to employee service rendered, as provided by the applicable benefit formula. Our pension and other postretirement obligations may be determined using assumptions such as discount rate, expected annual rate of return on plan assets, expected employee turnover and participant mortality. For our pension plans, the obligation may also include assumptions as to future compensation levels. For our other postretirement benefit plans, the obligation may include assumptions as to the expected cost of providing medical insurance benefits, as well as the extent to which those costs are shared with the employee or others (such as governmental programs). Plan assets are measured at fair value.

S. Legal and Environmental Contingencies

We and certain of our subsidiaries are subject to numerous contingencies arising in the ordinary course of business, such as patent litigation, product liability and other product-related litigation, commercial and other asserted or unasserted matters, environmental claims and proceedings, government investigations and guarantees and indemnifications. In assessing contingencies related to legal and environmental proceedings that are pending against the Company, or unasserted claims that are probable of being asserted, we record accruals for these contingencies to the extent that we conclude that a loss is both probable and reasonably estimable. If some amount within a range of loss appears to be a better estimate than any other amount within the range, we accrue that amount. Alternatively, when no amount within a range of loss appears to be a better estimate than any other amount, we accrue the lowest amount in the range. We record anticipated recoveries under existing insurance contracts when recovery is assured.

T. Share-Based Payments

Our compensation programs include share-based payments. Generally, grants under share-based payment programs are accounted for at fair value and these fair values are generally amortized on a straight-line basis or on an accelerated attribution approach over the vesting terms with the related costs recorded in *Cost of sales, Selling, informational and administrative expenses* and/or *Research and development expenses*, as appropriate.

Note 2. Acquisitions, Divestitures, Equity-Method Investments, Collaborative Arrangements and Research and Development Arrangement

A. Acquisitions

Seagen—On December 14, 2023 (the acquisition date), we acquired Seagen, a global biotechnology company that discovers, develops and commercializes transformative cancer medicines, for $229 per share in cash. The total fair value of the consideration transferred was $44.2 billion ($43.4 billion, net of cash acquired). In addition, in connection with the acquisition, $476 million in post-closing compensation expense for Seagen employee incentive awards was recorded in *Restructuring charges and certain acquisition-related costs* (see *Note 3*).

Seagen's principal business was the development, manufacture, marketing and distribution of targeted cancer therapeutics, primarily using ADC technology. Seagen's portfolio includes four approved medicines as well as a pipeline of product candidates. Clinical development programs are ongoing for each of these approved medicines for potential new or expanded indications and for several product candidates. We believe our acquisition of Seagen will strengthen our oncology capabilities by allowing us to combine Seagen's ADC technology with the resources and scale of the Pfizer enterprise and to advance more potential breakthroughs to patients with cancer.

The following table summarizes the amounts recognized for assets acquired and liabilities assumed as of the acquisition date, as well as adjustments made in 2024 to the amounts initially recorded in 2023 (measurement period adjustments) with a corresponding change to goodwill. The measurement period adjustments did not have a material impact on our earnings in any period. The final allocation of the consideration transferred to the assets acquired and the liabilities assumed has been completed.

(MILLIONS)	Amounts Recognized as of Acquisition Date (as previously reported as of December 31, 2023)	Measurement Period Adjustments[a]	Amounts Recognized as of Acquisition Date (as adjusted) Final
Working capital, excluding inventories[b]	$ 736	$ (115)	$ 621
Inventories[c]	4,195	(922)	3,273
Property, plant and equipment	524	(243)	280
Identifiable intangible assets, excluding in-process research and development[d]	7,970	(50)	7,920
In-process research and development	20,800	(900)	19,900
Other noncurrent assets	174	(115)	59
Net income tax accounts[e]	(6,123)	1,343	(4,779)
Other noncurrent liabilities	(167)	(20)	(187)
Total identifiable net assets	28,108	(1,022)	27,086
Goodwill	16,126	1,022	17,148
Net assets acquired/total consideration transferred	$ 44,234	$ —	$ 44,234

[a] The changes in the estimated fair values are to better reflect market participant assumptions about facts and circumstances existing as of the acquisition date. The measurement period adjustments did not result from intervening events subsequent to the acquisition date.

[b] Includes cash and cash equivalents, accounts receivable, other current assets, accounts payable, accrued compensation and other current liabilities.

[c] As adjusted, comprised of $1.1 billion current inventories and $2.1 billion noncurrent inventories.

[d] As adjusted, comprised mainly of $7.5 billion of finite-lived developed technology rights with an estimated weighted-average life of approximately 18 years.

[e] As adjusted, included primarily in *Noncurrent deferred tax liabilities.* The measurement period adjustments primarily reflect the tax impact of the pre-tax measurement period adjustments.

As of the acquisition date, the fair value of accounts receivable approximated the book value acquired. The gross contractual amount receivable was $597 million.

In the ordinary course of business, Seagen may incur liabilities for environmental, legal and tax matters, as well as guarantees and indemnifications. These matters may include contingencies. Except as specifically excluded by the relevant accounting standard, contingencies are required to be measured at fair value as of the acquisition date if the acquisition-date fair value of the asset or liability arising from a contingency can be determined. If the acquisition-date fair value of the asset or liability cannot be determined, the asset or liability would be recognized at the acquisition date if both of the following criteria are met: (i) it is probable that an asset existed or that a liability had been incurred at the acquisition date, and (ii) the amount of the asset or liability can be reasonably estimated.

- *Environmental Matters*—In the ordinary course of business, Seagen may incur liabilities for environmental matters such as remediation work, asset retirement obligations and environmental guarantees and indemnifications.
- *Legal Matters*—Seagen is involved in various legal proceedings, including patent, intellectual property, and product liability matters of a nature considered normal to its business. The contingencies arising from legal matters are not significant to our consolidated financial statements.
- *Tax Matters*—In the ordinary course of business, Seagen incurs liabilities for income taxes. Income taxes are exceptions to both the recognition and fair value measurement principles associated with the accounting for business combinations. Reserves for income tax contingencies continue to be measured under the benefit recognition model previously used by Seagen (see *Note 1Q*). Net liabilities for income taxes as of the acquisition date were $4.8 billion, including $48 million for uncertain tax positions. The net tax liability includes $6.3 billion for the tax impact of fair value adjustments, partially offset by $1.5 billion for deferred tax assets on which Seagen had recognized a valuation allowance.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Specifically, the goodwill recorded as part of the acquisition of Seagen includes the following:

- the expected specific synergies and other benefits that we believe will result from combining the operations of Seagen with the operations of Pfizer;
- any intangible assets that do not qualify for separate recognition, as well as future, as yet unidentified projects and products; and
- the value of the going-concern element of Seagen's existing businesses (the higher rate of return on the assembled collection of net assets versus if Pfizer had acquired all of the net assets separately).

Goodwill is not amortized and is not deductible for tax purposes. All of the goodwill related to the acquisition of Seagen is related to our Biopharma segment (see *Note 10*).

Actual and Pro Forma Impact of Acquisition—The following table presents information for Seagen's operations that are included in Pfizer's consolidated statements of operations beginning from the acquisition date, December 14, 2023, through Pfizer's year-end in 2023:

(MILLIONS)		December 31, 2023
Revenues	$	132
Net loss attributable to Pfizer Inc. common shareholders[a]		(746)

[a] Includes restructuring, integration and acquisition-related costs ($614 million pre-tax) and purchase accounting charges related to (i) the fair value adjustment for acquisition-date inventory estimated to have been sold ($109 million pre-tax); (ii) amortization expense related to the fair value of identifiable intangible assets acquired from Seagen ($25 million pre-tax); as well as (iii) depreciation expense related to the fair value adjustment of fixed assets acquired from Seagen ($2 million pre-tax).

The following table provides unaudited U.S. GAAP supplemental pro forma information as if the acquisition of Seagen had occurred on January 1, 2022:

	Unaudited Supplemental Pro Forma Consolidated Results			
	Year Ended December 31,			
(MILLIONS, EXCEPT PER SHARE DATA)		2023		2022
Revenues	$	61,893	$	103,137
Net income/(loss) attributable to Pfizer Inc. common shareholders		(1,481)		27,870
Diluted earnings/(loss) per share attributable to Pfizer Inc. common shareholders		(0.26)		4.86

The unaudited supplemental pro forma consolidated results do not purport to reflect what the combined company's results of operations would have been had the acquisition occurred on January 1, 2022, nor do they project the future results of operations of the combined company or reflect the expected realization of any cost savings associated with the acquisition. The actual results of operations of the combined company may differ significantly from the pro forma information reflected here due to many factors.

The unaudited supplemental pro forma financial information includes various assumptions, including those related to the purchase price allocation of the assets acquired and the liabilities assumed from Seagen. The historical U.S. GAAP financial information of Pfizer and Seagen was adjusted, primarily for the following pre-tax adjustments for the years ended December 31, 2023 and 2022:

- Additional amortization expense of approximately $553 million and $576 million, respectively, related to the fair value of identifiable intangible assets acquired.
- Additional expense related to the fair value adjustment to acquisition-date inventory estimated to have been sold of approximately $755 million and $934 million, respectively.
- Additional estimated interest expense of approximately $984 million and $2.0 billion, respectively, related to the debt issued by Pfizer and the commercial paper borrowings to partially finance the acquisition.

- Elimination of interest income of approximately $1.2 billion and $267 million, respectively, related to the debt issuance proceeds that were invested prior to the acquisition date and associated with money market funds under the assumption that a portion of these funds would have been liquidated to partially finance the acquisition.

The above adjustments were then adjusted for the applicable tax impact using an estimated weighted-average statutory tax rate applied to the applicable pro forma adjustments.

The acquisition of Seagen had no impact on Pfizer's weighted-average shares as no shares were issued.

GBT—On October 5, 2022, we acquired GBT, a biopharmaceutical company dedicated to the discovery, development and delivery of life-changing treatments for underserved patient communities, starting with sickle cell disease, for $68.50 per share in cash. The total fair value of the consideration transferred was $5.7 billion ($5.2 billion, net of cash acquired). In addition, $136 million in payments to GBT employees for the fair value of previously unvested long-term incentive awards was recognized as post-closing compensation expense and recorded in *Restructuring charges and certain acquisition-related costs* (see *Note 3*).

The final allocation of the consideration transferred to the assets acquired and the liabilities assumed was completed in 2023. In connection with this business combination, we recorded: (i) $4.4 billion in *Identifiable intangible assets, net*, consisting of $3.0 billion of IPR&D and $1.4 billion of developed technology rights with a useful life of six years, (ii) $1.1 billion of *Goodwill,* (iii) $644 million of inventories to be sold over approximately three years, (iv) $516 million of net deferred tax liabilities and (v) $331 million of assumed long-term debt that was paid in full in the fourth quarter of 2022.

Biohaven—On October 3, 2022, we acquired Biohaven, the maker of Nurtec ODT/Vydura (rimegepant), an innovative therapy approved for both acute treatment of migraine and prevention of episodic migraine in adults. The transaction included the acquisition of Biohaven's CGRP programs, including rimegepant, zavegepant and a portfolio of five pre-clinical CGRP assets. Under the terms of the agreement, we acquired all outstanding common shares of Biohaven not already owned by us for $148.50 per share, in cash, for payments of approximately $11.5 billion, plus repayment of third-party debt of $863 million and redemption of Biohaven's redeemable preferred stock for $495 million. Effective immediately prior to the closing of the acquisition, Biohaven completed the spin-off of Biohaven Ltd. (NYSE: BHVN), distributing Biohaven Ltd.'s shares to Biohaven shareholders. Biohaven Ltd. became a new publicly traded company that retained Biohaven's non-CGRP development stage pipeline compounds. Pfizer, a Biohaven shareholder, received a pro rata portion of Biohaven Ltd.'s shares in the distribution.

The total fair value of the consideration transferred was $11.8 billion, which includes the fair value of Pfizer's previous investment in Biohaven on the acquisition date of approximately $300 million. The final allocation of the consideration transferred to the assets acquired and the liabilities assumed was completed in 2023. In connection with this business combination, we recorded: (i) $12.1 billion in *Identifiable intangible assets*, consisting of $11.6 billion of developed technology rights with a useful life of 11 years and $450 million of IPR&D, (ii) $823 million of *Goodwill*, (iii) $813 million of inventories to be sold over approximately two years, (iv) $398 million of trade accounts receivable, (v) $1.4 billion of assumed long-term debt that was paid in full in the fourth quarter of 2022, (vi) $544 million of net deferred tax liabilities and (vii) $526 million of *Other current liabilities*.

Arena—On March 11, 2022, we acquired Arena, a clinical stage company with development-stage therapeutic candidates in gastroenterology, dermatology and cardiology, for $100 per share in cash. The total fair value of the consideration transferred was $6.6 billion ($6.2 billion, net of cash acquired). In addition, $138 million in payments to Arena employees for the fair value of previously unvested long-term incentive awards was recognized as post-closing compensation expense and recorded in *Restructuring charges and certain acquisition-related costs* (see *Note 3*).

The final allocation of the consideration transferred to the assets acquired and the liabilities assumed was completed in 2023. In connection with this business combination, we recorded: (i) $5.5 billion in *Identifiable intangible assets*, consisting of $5.0 billion of IPR&D and $460 million of indefinite-lived licensing agreements and other, (ii) $1.0 billion of *Goodwill* and (iii) $490 million of net deferred tax liabilities.

ReViral—On June 9, 2022, we acquired ReViral, a privately held, clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel antiviral therapeutics that target respiratory syncytial virus, for a total consideration of up to $536 million, including upfront payments of $436 million upon closing (including a base payment of $425 million plus working capital adjustments) and an additional $100 million contingent upon a future development milestone for a secondary pipeline asset. It was subsequently determined the applicable milestone was not achieved.

We accounted for the transaction as an asset acquisition since the lead asset, sisunatovir, represented substantially all of the fair value of the gross assets acquired. At the acquisition date, we recorded a $426 million charge representing an acquired IPR&D asset with no alternative use in *Acquired in-process research and development expenses*, which is presented as a cash outflow from operating activities. Other assets acquired and liabilities assumed were not significant.

Pro forma information for the aforementioned acquisitions (except for Seagen) has not been presented because these acquisitions were not material to our consolidated financial statements.

B. Divestitures

Divestiture of Early-Stage Rare Disease Gene Therapy Portfolio—On September 19, 2023, we completed an agreement with Alexion, under which Alexion purchased and licensed the assets of our early-stage rare disease gene therapy portfolio. Under the terms of the agreement, Alexion will pay us total consideration of up to $1 billion, consisting of an upfront payment of $300 million which was paid at closing and future contingent milestone payments, plus tiered royalties based on annual net sales of the assets. In connection with the closing of the transaction, Pfizer recognized a $222 million pre-tax gain in *Other (income)/deductions—net* (see *Note 4*).

Upjohn Separation and Combination with Mylan—In connection with the 2020 spin-off and the combination of the Upjohn Business with Mylan to form Viatris, Pfizer and Viatris entered into various agreements, including a separation and distribution agreement, interim operating models, including agency arrangements, MSAs, TSAs, a tax matters agreement, and an employee matters agreement, among others. The interim agency operating model arrangements primarily include billings, collections and remittance of rebates that we are performing on a transitional basis on behalf of Viatris. Under the MSAs, Pfizer or Viatris, as the case may be, manufactures, labels and packages products for the other party. The terms of the MSAs range in initial duration from four to seven years post-separation. Services under the TSAs were largely completed as of December 31, 2023. Amounts recorded under the above agreements in 2024, 2023 and 2022 were not material to our operations. Net amounts due to Viatris under the above agreements were $105 million as of December 31, 2024 and $33 million as of December 31, 2023. The cash flows associated with the above agreements are included in *Net cash provided by/(used in) operating activities*.

C. Equity-Method Investments

Haleon—Haleon, is an independent, publicly traded company listed on the London Stock Exchange that holds the joint historical consumer healthcare business of GSK and Pfizer. We owned 32% of Haleon as of December 31, 2023. In March 2024, we sold approximately 30% of our investment in Haleon through the sale of 791 million ordinary shares in a global public offering, and the sale of 102 million ordinary shares directly to Haleon, for $3.5 billion. In October 2024, we sold approximately 34% of our remaining investment in Haleon through the sale of 640 million ordinary shares in a global public offering, and the sale of 61 million ordinary shares directly to Haleon, for $3.5 billion. We recognized total gains on these sales of our Haleon shares of $945 million during 2024 in *Other (income)/deductions—net* (see Note 4). After the October 2024 share sale, we owned approximately 15% of the outstanding voting shares of Haleon as of December 31, 2024.

Through the third quarter of 2024, we accounted for our Haleon investment under the equity method and recorded our share of earnings from Haleon on a quarterly basis on a one-quarter lag in *Other (income)/deductions—net*. As Haleon is a foreign investee whose reporting currency is the U.K. pound, we translated its financial statements into U.S. dollars and recognized the impact of foreign currency translation adjustments in the carrying value of our investment and in other comprehensive income. With the reduction in our Haleon ownership percentage and board representation after the October 2024 sale, we no longer have the ability to exercise significant influence over the operating and financial policies of Haleon. As a result, we discontinued the application of the equity method to our Haleon investment, and began to account for the investment as an equity security with a readily determinable fair value, which is carried at fair value, with changes in fair value reported in *Other (income)/deductions—net*. See Note 4.

The following table summarizes the change in the carrying value of our investment in Haleon:

	Year Ended December 31,	
(MILLIONS)	**2024**	2023
Beginning carrying value reported in *Equity-method investments*	**$ 11,451**	$ 10,824
Carrying value of shares sold	**(6,113)**	—
Dividends	**(212)**	(153)
Currency translation adjustments and other[(a)]	**341**	293
Basis difference adjustments and amortization[(b), (c)]	**(91)**	(2)
Pfizer share of Haleon investee capital transaction[(b), (d)]	**(44)**	—
Pfizer share of Haleon earnings[(b)]	**224**	489
Reclassification of accumulated other comprehensive income balances in *Equity-method investments*[(e)]	**(143)**	—
Transfer of carrying value to *Short-term investments*[(f)]	**(5,411)**	—
Ending carrying value	**$ —**	$ 11,451

(a) See Note 6.
(b) Included in *Other (income)/deductions—net*.
(c) Adjustments in 2024 include (i) the impact of Haleon's brand divestitures and impairments of intangible assets and (ii) changes in Haleon's tax rates on intangible asset-related deferred tax liabilities.
(d) In 2024, includes (i) a decrease of $91 million recorded in the second quarter of 2024 for Pfizer's share of an investee capital transaction recognized by Haleon for treasury stock Haleon purchased in the first quarter of 2024 and (ii) an increase of $46 million recorded in the third quarter of 2024 for the impact of the reduction in Pfizer's ownership from approximately 32% to approximately 23% as applied to dividends with a record date in the first quarter of 2024, which were recognized in Haleon's second quarter 2024 financial statements.
(e) The 2024 activity primarily represent foreign currency translation balances in *Accumulated other comprehensive income* related to the equity-method investment in Haleon that were reclassified into *Equity-method investments* upon our loss of significant influence over Haleon and our discontinuance of the equity method for the Haleon investment.
(f) The final carrying value of our equity-method investment in Haleon was reclassified to *Short-term investments* and is being accounted for as an equity investment with a readily determinable fair value.

Summarized financial information for Haleon as of September 30, 2024, the most recent period available, and as of September 30, 2023 and for the periods ending September 30, 2024, 2023, and 2022 is as follows:

(MILLIONS)	September 30, 2024	September 30, 2023
Current assets	$ 7,813	$ 5,876
Noncurrent assets	37,572	36,954
Total assets	$ 45,385	$ 42,830
Current liabilities	$ 7,468	$ 6,117
Noncurrent liabilities	15,511	15,744
Total liabilities	$ 22,979	$ 21,862
Equity attributable to shareholders	$ 22,129	$ 20,719
Equity attributable to noncontrolling interests	277	249
Total net equity	$ 22,406	$ 20,968

	For the Twelve Months Ended		
(MILLIONS)	September 30, 2024	September 30, 2023	September 30, 2022
Net sales	$ 14,252	$ 13,921	$ 13,566
Cost of sales	(5,656)	(5,580)	(5,081)
Gross profit	$ 8,596	$ 8,341	$ 8,486
Income from continuing operations	1,668	1,606	1,745
Net income	1,668	1,606	1,745
Income attributable to shareholders	1,600	1,528	1,675

In connection with GSK's previously announced planned demerger of at least 80% of GSK's 68% equity interest in the Consumer Healthcare JV, in March 2022 the Consumer Healthcare JV completed its offering of a total aggregate principal amount of $8.75 billion in U.S. dollar-denominated senior notes of various maturities, €2.35 billion in euro-denominated senior notes of various maturities and £700 million in U.K. pound-denominated senior notes of various maturities (collectively, the "notes"). The notes were guaranteed by GSK generally up to and excluding the date of the demerger (the "Guarantee Assumption Date"). We agreed to indemnify GSK for 32% (representing our pro rata equity interest in the Consumer Healthcare JV at that time) of any amount payable by GSK pursuant to its guarantee of the notes. Our indemnity was provided solely for the benefit of GSK. Neither we, nor any of our subsidiaries, were an issuer or guarantor of any of the notes.

Following its issuance of the notes in March 2022, which fell in our international second quarter of 2022, the Consumer Healthcare JV loaned to us and GSK the net proceeds received from the notes on a pro rata equity ownership basis, for which we received a loan of £2.9 billion ($3.7 billion as of the end of our second quarter of 2022), at an interest rate of 1.365% per annum payable semi-annually in arrears. In conjunction with the demerger, we received £3.5 billion ($4.2 billion) in dividends from the JV in July 2022, of which $4.0 billion related to a one-time pre-separation dividend, which decreased the carrying value of our investment and are included in *Net cash provided by/(used in) investing activities*. Simultaneous with the receipt of the dividends, we repaid the £2.9 billion loan from the JV. GSK similarly received pro rata dividends and simultaneously repaid its pro rata loan from the JV. In conjunction with these transactions, our indemnification of GSK's guarantee discussed above was terminated.

Investment in ViiV—In 2009, we and GSK created ViiV, which is focused on research, development and commercialization of human immunodeficiency virus (HIV) medicines. We own approximately 11.7% of ViiV, and prior to 2016 we accounted for our investment under the equity method due to the significant influence that we have over the operations of ViiV through our board representation and minority veto rights. We suspended application of the equity method to our investment in ViiV in 2016 when the carrying value of our investment was reduced to zero due to the recognition of cumulative equity-method losses and dividends, and therefore we no longer record our proportionate share of ViiV's net income (loss) in our results of operations. Since 2016, we have recognized dividends from ViiV as income in *Other (income)/deductions—net* when earned, including dividends of $272 million in 2024, $265 million in 2023 and $314 million in 2022 (see *Note 4*).

Summarized financial information for our equity-method investee, ViiV, as of December 31, 2024 and 2023 and for the years ending December 31, 2024, 2023, and 2022 is as follows:

	As of December 31,	
(MILLIONS)	2024	2023
Current assets	$ 4,338	$ 4,237
Noncurrent assets	3,223	3,009
Total assets	$ 7,561	$ 7,245
Current liabilities	$ 4,280	$ 4,085
Noncurrent liabilities	6,205	5,998
Total liabilities	$ 10,485	$ 10,083
Total net equity/(deficit) attributable to shareholders	$ (2,924)	$ (2,838)

(MILLIONS)	Year Ended December 31,		
	2024	2023	2022
Net sales	$ **8,971**	$ 7,845	$ 6,955
Cost of sales	**(1,360)**	(1,060)	(819)
Gross profit	$ **7,611**	$ 6,785	$ 6,135
Income from continuing operations	**3,062**	3,090	3,108
Net income	**3,062**	3,090	3,108
Income attributable to shareholders	**3,062**	3,090	3,108

D. Collaborative Arrangements

We enter into collaborative arrangements with respect to in-line medicines, as well as medicines in development that require completion of research and regulatory approval. Collaborative arrangements are contractual agreements with third parties that involve a joint operating activity, typically a research and/or commercialization effort, where both we and our partner are active participants in the activity and are exposed to the significant risks and rewards of the activity. Our rights and obligations under our collaborative arrangements vary. For example, we have agreements to co-promote pharmaceutical products discovered by us or other companies, and we have agreements where we partner to co-develop and/or participate together in commercializing, marketing, promoting, manufacturing and/or distributing a drug product or vaccine.

Collaboration with Biohaven—In November 2021, we entered into a collaboration and license agreement and related sublicense agreement with Biohaven and certain of its subsidiaries to commercialize rimegepant and zavegepant for the treatment and prevention of migraines outside of the U.S., subject to regulatory approval. Under the terms of the agreement, Biohaven would lead R&D globally and we would have the exclusive right to commercialization globally, outside of the U.S. Upon the closing of the transaction on January 4, 2022, we paid Biohaven $500 million, including an upfront payment of $150 million and an equity investment of $350 million. We recognized $263 million for the upfront payment and premium paid on our equity investment in *Acquired in-process research and development expenses.* In October 2022, we acquired all outstanding common shares of Biohaven not already owned by us for $148.50 per share, in cash, for payments of approximately $11.5 billion. See *Note 2A*.

Summarized Financial Information for Collaborative Arrangements

The following provides the amounts and classification of payments (income/(expense)) between us and our collaboration partners:

(MILLIONS)	Year Ended December 31,		
	2024	2023	2022
Product revenues[a]	$ **175**	$ 212	$ 437
Alliance revenues[b]	**8,388**	7,582	8,537
Royalty revenues[c]	**923**	605	614
Total revenues from collaborative arrangements	$ **9,486**	$ 8,400	$ 9,588
Cost of sales[d]	$ **(2,901)**	$ (4,277)	$ (15,589)
Selling, informational and administrative expenses[e]	**(335)**	(267)	(196)
Research and development expenses[f]	**282**	219	272
Acquired in-process research and development expenses[g]	**2**	(13)	(339)
Restructuring charges and certain acquisition-related costs[h]	**(45)**	—	—
Other income/(deductions)—net	**(15)**	25	50

[a] Represents sales to our partners of products manufactured by us.

[b] Substantially all relates to amounts earned from our partners under co-promotion agreements. The increase in 2024 was primarily driven by an increase in Alliance revenues from Eliquis and Xtandi, partially offset by a decrease in Alliance revenues from Bavencio. The decrease in 2023 was primarily driven by a decline in Alliance revenues from Comirnaty, partially offset by an increase in Alliance revenues from Eliquis.

[c] Primarily relates to royalties from our collaboration partners.

[d] Primarily relates to amounts paid to collaboration partners for their share of net sales or profits earned in collaboration arrangements where we are the principal in the transaction, and cost of sales for inventory purchased from our partners. The decreases in 2024 and in 2023 primarily relate to Comirnaty.

[e] Represents net reimbursements to our partners for selling, informational and administrative expenses incurred.

[f] Represents net reimbursements from our partners for research and development expenses incurred.

[g] Primarily relates to upfront payments to our partners as well as premiums paid on our equity investments in the common stock of our partners.

[h] Relates to exit costs associated with terminating a collaboration with SMPS.

The amounts outlined in the above table do not include transactions with third parties other than our collaboration partners, or other costs for the products under the collaborative arrangements.

E. Research and Development Arrangement

Research and Development Funding Arrangement with Blackstone—In April 2023, we entered into an arrangement with Blackstone under which we will receive up to a total of $550 million in 2023 through 2026 to co-fund our quarterly development costs for specified treatments. As there is substantive transfer of risk to the financial partner, the development funding is recognized by us as an obligation to perform contractual services. We are recognizing the funding as a reduction of *Research and development expenses* using an attribution model over the period of the related expenses. The reduction to *Research and development expenses* in 2024 and 2023 was $135 million and $175 million, respectively. If successful, upon regulatory approval in the U.S. or certain major markets in the EU for the indications based on the applicable clinical trials, Blackstone will be eligible to receive approval-based fixed milestone payments of up to $468 million contingent upon the successful results of the clinical trials. Fixed milestone payments due upon approval will be recorded as intangible assets and amortized to *Amortization of intangible assets* over the shorter of the term of the agreement or estimated commercial life of the product. Following potential regulatory approval, Blackstone will be eligible to receive a combination of fixed milestone payments of up to $550 million in total based on achievement of certain levels of cumulative applicable net sales, as well as royalties based on a mid-to-high single digit percentage of the applicable net sales. Fixed sales-based milestone payments will be recorded as intangible assets and amortized to *Amortization of intangible assets* over the shorter of the term of the agreement or estimated commercial life of the product, and royalties on net sales will be recorded as *Cost of sales* when incurred.

Note 3. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives

A. Realigning our Cost Base Program

In the fourth quarter of 2023, we announced that we launched a multi-year, enterprise-wide cost realignment program that aims to realign our costs with our longer-term revenue expectations. We expect costs associated with this multi-year effort to continue primarily through 2025 and to total approximately $2.9 billion, primarily representing cash expenditures for severance, exit and implementation costs as well as asset write downs of which $2.2 billion is associated with our Biopharma segment. From the start of this program through December 31, 2024, we incurred costs under this program of $2.6 billion, of which $2.1 billion is associated with our Biopharma segment (including $2.0 billion of restructuring charges).

B. Manufacturing Optimization Program

In the second quarter of 2024, we announced that we launched a multi-year, multi-phased program to reduce our costs of goods sold, which is expected to include operational efficiencies, network structure changes, and product portfolio enhancements. The first phase of this program is focused on operational efficiencies and we expect costs for this first phase to total approximately $1.6 billion, primarily representing cash expenditures for severance and implementation costs, all of which is associated with our Biopharma segment. These costs were recorded primarily in 2024, with cash outlays expected primarily in 2025 and 2026. From the start of this program through December 31, 2024, we incurred costs under this program of $1.2 billion, substantially all of which is restructuring costs for our Biopharma segment.

C. Key Activities

The following summarizes costs and credits for acquisitions and cost-reduction/productivity initiatives:

(MILLIONS)	Year Ended December 31,		
	2024	2023	2022
Restructuring charges/(credits):			
Employee terminations	$ **1,152**	$ 1,622	$ 776
Asset impairments	**432**	227	52
Exit costs	**403**	119	54
Restructuring charges/(credits)[a]	**1,987**	1,968	882
Transaction costs[b]	**5**	190	144
Integration costs and other[c]	**427**	785	348
Restructuring charges and certain acquisition-related costs	**2,419**	2,943	1,375
Net periodic benefit costs/(credits) recorded in *Other (income)/deductions—net*	**7**	(7)	(9)
Additional depreciation—asset restructuring recorded in our consolidated statements of operations as follows[d]:			
Cost of sales	**14**	31	34
Selling, informational and administrative expenses	**5**	1	2
Total additional depreciation—asset restructuring	**19**	32	36
Implementation costs recorded in our consolidated statements of operations as follows[e]:			
Cost of sales	**120**	67	54
Selling, informational and administrative expenses	**90**	289	560
Research and development expenses	**84**	101	2
Total implementation costs	**294**	457	616
Total costs associated with acquisitions and cost-reduction/productivity initiatives	$ **2,738**	$ 3,426	$ 2,018

[a] Primarily represents cost-reduction initiatives. Amounts associated with our Biopharma segment: charges of $1.8 billion for 2024 (including charges of $1.2 billion for our Manufacturing Optimization Program and charges of $571 million for our Realigning our Cost Base Program), $1.5 billion for 2023 (including charges of $1.4 billion for our Realigning our Cost Base Program and charges of $3 million for our Transforming to a More Focused Company program, that we have substantially completed) and $796 million for 2022 (including charges of $601 million for our Transforming to a More Focused Company program).

[b] Represents external costs for banking, legal, accounting and other similar services.

[c] Represents external, incremental costs directly related to integrating acquired businesses, such as expenditures for consulting and the integration of systems and processes, and certain other qualifying costs. 2023 costs mostly relate to our acquisition of Seagen, including $476 million that was recognized as a post-closing compensation expense for payments to Seagen employees in the fourth quarter of 2023 for the fair value of long-term incentive awards that vested upon closing and the expense for employee incentive awards issued in contemplation of the merger. 2022 costs mostly related to our acquisitions of Arena and GBT, including $138 million in payments to Arena employees in the first quarter of 2022 and $136 million in payments to GBT employees in the fourth quarter of 2022 for the fair value of previously unvested long-term incentive awards that was recognized as post-closing compensation expense. See *Note 2A*.

(d) Represents the impact of changes in the estimated useful lives of assets involved in restructuring actions.

(e) Represents external, incremental costs directly related to implementing our non-acquisition-related cost-reduction/productivity initiatives.

The following summarizes the components and changes in restructuring accruals:

(MILLIONS)	Employee Termination Costs		Asset Impairment Charges		Exit Costs		Accrual	
Balance, January 1, 2023	$	1,196	$	—	$	8	$	1,204
Provision		1,622		227		119		1,968
Utilization and other[(a)]		(840)		(227)		(116)		(1,184)
Balance, December 31, 2023[(b)]		1,978		—		11		1,988
Provision		**1,152**		**432**		**403**		**1,987**
Utilization and other[(a)]		**(1,083)**		**(432)**		**(341)**		**(1,856)**
Balance, December 31, 2024[(c)]	$	**2,046**	$	**—**	$	**74**	$	**2,120**

(a) Other activity includes adjustments for foreign currency translation that are not material to our consolidated financial statements.

(b) Included in *Other current liabilities* ($1.3 billion) and *Other noncurrent liabilities* ($663 million).

(c) Included in *Other current liabilities* ($1.7 billion) and *Other noncurrent liabilities* ($437 million).

Note 4. Other (Income)/Deductions—Net

Components of *Other (income)/deductions—net* include:

(MILLIONS)	Year Ended December 31,					
	2024		2023		2022	
Interest income	$	**(545)**	$	(1,624)	$	(251)
Interest expense[(a)]		**3,091**		2,209		1,238
Net interest expense[(b)]		**2,546**		585		987
Net (gains)/losses recognized during the period on equity securities[(c)]		**(1,008)**		(1,590)		1,273
Income from collaborations, out-licensing arrangements and sales of compound/product rights		**(42)**		(154)		(188)
Net periodic benefit costs/(credits) other than service costs		**154**		(610)		(849)
Certain legal matters, net[(d)]		**567**		474		230
Certain asset impairments[(e)]		**3,295**		3,024		421
Haleon equity method (income)/loss[(f)]		**(102)**		(505)		(436)
Other, net[(g)]		**(1,022)**		(1,002)		(378)
Other (income)/deductions—net	$	**4,388**	$	222	$	1,062

(a) Capitalized interest totaled $182 million in 2024, $160 million in 2023 and $124 million in 2022.

(b) The increase in net interest expense in 2024 reflects (i) a decrease in interest income due to lower investment balances after completion of our $43.4 billion Seagen acquisition in December 2023 and (ii) higher interest expense driven by our $31 billion aggregate principal amount of senior unsecured notes issued in May 2023, as well as the remaining balance of the $8 billion of commercial paper issued in the fourth quarter of 2023, both part of the financing for our acquisition of Seagen.

(c) 2024 net gains primarily include, among other things, an unrealized gain of $1.0 billion related to our investment in Haleon, which is now carried at fair value (see *Note 2C*). 2023 net gains primarily included, among other things, a realized gain of $1.7 billion related to our investment in Telavant Holdings, Inc. and unrealized gains of $297 million related to our investment in Cerevel Therapeutics Holdings, Inc., partially offset by unrealized losses of $292 million related to our investment in BioNTech. 2022 net losses included, among other things, unrealized losses of $986 million related to investments in BioNTech, Allogene Therapeutics, Inc. and Arvinas.

(d) 2024 primarily includes certain product liability expenses related to products discontinued and/or divested by Pfizer. 2023 primarily included certain product liability and other legal expenses related to products discontinued and/or divested by Pfizer and legal obligations related to pre-acquisition matters. 2022 primarily included certain product liability and other legal expenses related to products discontinued and/or divested by Pfizer.

(e) The amount for 2024 represents intangible asset impairment charges, and includes $2.9 billion recorded in the fourth quarter associated with our Biopharma segment, due to changes in development plans and updated long-range commercial forecasts, composed of: (i) $1.0 billion for B7H4V (felmetatug vedotin), a Phase 1 IPR&D asset, (ii) $475 million for Medrol, a finite-lived brand, (iii) $435 million for Zavzpret nasal spray developed technology rights, (iv) $400 million and $200 million for Tukysa and disitamab vedotin, respectively, IPR&D assets reflecting emerging competition, as well as (v) other developed technology rights, IPR&D impairments and a finite-lived licensing agreement totaling $436 million which also includes de-prioritization of certain assets. 2024 also includes a $240 million intangible asset impairment charge, associated with our Biopharma segment that represents IPR&D related to a Phase 3 study for the treatment of DMD, which reflects unfavorable clinical trial results. The amount for 2023 primarily represented intangible asset impairment charges of $3.0 billion, of which $2.9 billion was associated with our Biopharma segment ($2.8 billion recorded in the fourth quarter), including: (i) $1.4 billion for etrasimod (Velsipity) IPR&D, based on a change in development plans for additional indications and overall revenue expectations, (ii) $964 million for Prevnar 13 developed technology rights due to updated commercial forecasts mainly reflecting a transition to vaccines with higher serotype coverage, as well as (iii) $486 million for various other IPR&D assets and developed technology rights, due to updated commercial forecasts mainly reflecting competitive pressures and/or prioritization decisions. 2023 also included $128 million associated with Other business activities, related to IPR&D and developed technology rights for acquired software assets and reflected unfavorable pivotal trial results and updated commercial forecasts. 2022 represented intangible asset impairment charges associated with our Biopharma segment of $200 million for an IPR&D asset for the unapproved indication of symptomatic dilated cardiomyopathy due to a mutation of the gene encoding the lamin A/C protein that resulted from the Phase 3 trial reaching futility at a pre-planned interim analysis and $171 million for developed technology rights due to updated commercial forecasts mainly reflecting competitive pressures. 2022 also included intangible asset impairment charges of $50 million associated with PC1, related to finite-lived licensing agreements, and reflected updated contract manufacturing forecasts reflecting changes to market dynamics.

(f) See *Note 2C*.

(g) The amount for 2024 primarily includes, among other things, (i) gains of $945 million on the partial sales of our investment in Haleon in March and October 2024, (ii) dividend income of $272 million from our investment in ViiV and (iii) a charge of $420 million recorded in the third quarter related to the expected sale of one of our facilities resulting from the discontinuation of our DMD program. 2023 included, among other things, (i) dividend income of $265 million from our investment in ViiV and $211 million from our investment in Nimbus resulting from Takeda's acquisition of Nimbus's oral, selective allosteric tyrosine kinase 2 (TYK2) inhibitor program subsidiary and (ii) a $222 million gain on the divestiture of our early-stage rare disease gene therapy portfolio to Alexion. 2022 included, among other things, (i) dividend income of $314 million from our investment in ViiV, (ii) income net of costs associated with TSAs of $142 million and (iii) charges of $77 million, reflecting the change in the fair value of contingent consideration.

Additional information about the intangible assets that were impaired during 2024 follows:

(MILLIONS)	Fair Value[a]				Year Ended December 31, 2024
	Amount	Level 1	Level 2	Level 3	Impairment
IPR&D[b]	$ 4,900	$ —	$ —	$ 4,900	$ 1,873
Developed technology rights[b]	524	—	—	524	943
Finite-lived brand[b]	270	—	—	270	475
Finite-lived licensing agreement[b]	—	—	—	—	5
Total	$ 5,694	$ —	$ —	$ 5,694	$ 3,295

(a) The fair value amounts are presented as of the date of impairment, as these assets are not measured at fair value on a recurring basis. See also *Note 1E*.

(b) Reflects intangible assets written down to fair value in 2024. Fair value was determined using the income approach, specifically the multi-period excess earnings method, also known as the discounted cash flow method. We started with a forecast of all the expected net cash flows for the asset and then applied an asset-specific discount rate to arrive at a net present value amount. Some of the more significant estimates and assumptions inherent in this approach include: the amount and timing of the projected net cash flows, which includes the expected impact of competitive, legal and/or regulatory forces on the product; and assumptions about the probability of technical and regulatory success (PTRS) of ongoing clinical trials, the discount rate, which seeks to reflect the various risks inherent in the projected cash flows; and the tax rate, which seeks to incorporate the geographic diversity of the projected cash flows.

Note 5. Tax Matters

A. Taxes on Income from Continuing Operations

Components of *Income from continuing operations before provision/(benefit) for taxes on income* include:

(MILLIONS)	Year Ended December 31,		
	2024	2023	2022
United States	$ (637)	$ (4,411)	$ 5,032
International	8,660	5,469	29,697
Income from continuing operations before provision/(benefit) for taxes on income[a], [b]	$ 8,023	$ 1,058	$ 34,729

(a) 2024 v. 2023—The reduction in the domestic loss in 2024 versus the domestic loss in 2023 is primarily attributable to increased revenues offset by higher restructuring charges and asset impairment charges. The increase in the international income is primarily attributable to lower: *Cost of Sales*, *Restructuring charges and certain acquisition-related costs* and asset impairment charges.

(b) 2023 v. 2022—The domestic loss in 2023 versus domestic income in 2022 and the decrease in international income in 2023 was primarily attributable to lower revenues, higher intangible asset impairment charges, and increases in *Restructuring charges and certain acquisition-related costs*, *Amortization of intangible assets*, and *Selling, informational and administrative expenses*, partially offset by a decrease in *Cost of sales* and net gains on equity securities in 2023 versus net losses on equity securities in 2022.

Components of *Provision/(benefit) for taxes on income* based on the location of the taxing authorities include:

(MILLIONS)	Year Ended December 31,		
	2024	2023	2022
United States			
Current income taxes:			
Federal	$ 453	$ 1,321	$ 2,744
State and local	32	(135)	(20)
Deferred income taxes:			
Federal	(1,909)	(2,606)	(3,271)
State and local	(293)	(184)	(310)
Total U.S. tax provision/(benefit)	(1,717)	(1,605)	(857)
International			
Current income taxes	1,588	1,142	4,368
Deferred income taxes	100	(652)	(183)
Total international tax provision/(benefit)	1,689	490	4,185
Provision/(benefit) for taxes on income	$ (28)	$ (1,115)	$ 3,328

The changes in *Provision/(benefit) for taxes on income* impacting the effective tax rate year-over-year are summarized below:

2024 v. 2023

The tax benefit of $28 million for 2024 compared to the tax benefit of $1.1 billion for 2023 was primarily a result of changes in the jurisdictional mix of earnings partially offset by a tax benefit related to the Transition Tax liability under the TCJA.

2023 v. 2022

The tax benefit of $1.1 billion for 2023 compared to the tax provision of $3.3 billion for 2022 was primarily a result of changes in the jurisdictional mix of earnings and the resolution of uncertain tax positions in various markets. The 2023 pre-tax income included a greater percentage of expenses taxed at higher rates as compared to the 2022 pre-tax income, resulting in a 2023 tax benefit compared to the 2022 tax provision. These expenses included amortization expense, acquisition-related costs, restructuring charges and intangible asset impairment charges. The tax benefit for 2023 and the tax provision for 2022 included tax benefits related to global income tax resolutions in multiple tax jurisdictions spanning multiple tax years. The tax provision for 2022 also included the closing of U.S. IRS audits covering five tax years.

In all years, federal, state and international net tax liabilities assumed or established as part of a business acquisition are not included in *Provision/(benefit) for taxes on income* (see *Note 2A*).

We elected, with the filing of our 2018 U.S. Federal Consolidated Income Tax Return, to pay our initial estimated $15 billion repatriation tax liability on accumulated post-1986 foreign earnings (Transition Tax liability) over eight years through 2026. The sixth annual installment was paid by its April 15, 2024 due date. The seventh annual installment is due April 15, 2025 and is reported in current *Income taxes payable* as of December 31, 2024. The remaining liability is reported in noncurrent *Other taxes payable.* Our obligations may vary due to the availability of attributes such as foreign tax and other credit carryforwards or carrybacks.

Cash paid for income taxes, net of refunds, consisted of:

(MILLIONS)	Year Ended December 31,		
	2024	2023	2022
United States	$ **2,593**	$ 1,923	$ 3,867
International	**1,012**	1,224	4,000
Total	$ **3,605**	$ 3,147	$ 7,867

B. Tax Rate Reconciliation

The reconciliation of the U.S. statutory income tax rate to our effective tax rate for *Income from continuing operations* follows:

	Year Ended December 31,		
	2024	2023^	2022
U.S. statutory income tax rate	**21.0 %**	21.0 %	21.0 %
Taxation of non-U.S. operations[a], [b]	**(7.9)**	(21.1)	(5.0)
Transition Tax liability[c]	**(6.0)**	—	—
Tax settlements and resolution of certain tax positions[c]	**(2.4)**	(40.3)	(3.0)
Foreign-Derived Intangible Income deduction[d]	**(1.2)**	(33.1)	(1.9)
State & local taxes[e]	**(2.5)**	(22.4)	—
Charitable contributions	**(1.7)**	(7.3)	(0.5)
U.S. R&D tax credit	**(1.8)**	(15.8)	(0.6)
Interest[f]	**2.2**	13.5	0.2
All other, net[g]	**0.1**	0.2	(0.6)
Effective tax rate for income from continuing operations	**(0.4)%**	(105.4)%	9.6 %

^ The higher rate percentages for the 2023 reconciling items are significantly impacted by the lower domestic and international *Income from continuing operations before provision/(benefit) for taxes on income* (see *Note 5A*).

[a] For taxation of non-U.S. operations, this rate impact reflects the income tax rates and relative earnings in the locations where we do business outside the U.S., together with the U.S. tax cost on our international operations, changes in uncertain tax positions not included in the reconciling item called "Tax settlements and resolution of certain tax positions," as well as changes in valuation allowances. Specifically: (i) the jurisdictional location of earnings is a significant component of our effective tax rate each year, and the rate impact of this component is influenced by the specific location of non-U.S. earnings and the level of such earnings as compared to our total earnings; (ii) the U.S. tax implications of our foreign operations is a significant component of our effective tax rate each year and generally offsets some of the reduction to our effective tax rate each year resulting from the jurisdictional location of earnings; (iii) the impact of certain tax initiatives; and (iv) the impact of changes in uncertain tax positions not included in the reconciling item called "Tax settlements and resolution of certain tax positions" is a component of our effective tax rate each year that can result in either an increase or decrease to our effective tax rate. The jurisdictional mix of earnings, which includes the impact of the location of earnings as well as the U.S. tax cost on our international operations, can vary as a result of operating fluctuations in the normal course of business and as a result of the extent and location of other income and expense items, such as restructuring charges, asset impairments and gains and losses on strategic business decisions. See also *Note 5A* for the components of pre-tax income and *Provision/(benefit) for taxes on income,* which is based on the location of the taxing authorities, and for information about settlements and other items impacting *Provision/(benefit) for taxes on income.*

[b] In all years, the reduction in our effective tax rate is a result of the jurisdictional location of earnings and is largely due to lower tax rates in certain jurisdictions, as well as manufacturing and other incentives for our subsidiaries in Singapore and, to a lesser extent, in Puerto Rico. We have Puerto Rican tax incentives pursuant to a grant that expires during 2053. Under such grant, we are partially exempt from income, property and municipal taxes. In Singapore, we have incentive tax rates effective through 2048 on income from manufacturing and other operations.

(c) See *Note 5A*.

(d) The higher rate benefit from the Foreign-Derived Intangible Income deduction in 2022 is mainly the result of the TCJA requirement to capitalize R&D costs for tax years beginning after December 31, 2021.

(e) Includes the impact of U.S. state and local taxes and changes in the state valuation allowances including those related to the acquisition of Seagen.

(f) Includes changes in interest related to our uncertain tax positions not included in the reconciling item called "Tax settlements and resolution of certain tax positions".

(g) All other, net is primarily due to routine business operations.

C. Deferred Taxes

Components of our deferred tax assets and liabilities, shown before jurisdictional netting, follow:

(MILLIONS)	2024 Deferred Tax^		2023 Deferred Tax^	
	Assets	(Liabilities)	Assets	(Liabilities)
Prepaid/deferred items(a)	$ 2,988	$ (847)	$ 2,658	$ (654)
Accrued/deferred royalties	1,306	—	1,655	—
Deferred revenues	300	—	471	—
Inventories(b)	992	(702)	1,210	(1,060)
Intangible assets(c)	1,435	(9,066)	1,526	(11,605)
Property, plant and equipment	265	(1,751)	168	(2,039)
Employee benefits(d)	1,002	(274)	1,085	(287)
Restructurings and other charges	462	—	537	—
Legal and product liability reserves	378	—	430	—
Research and development(e)	7,635	—	6,275	—
Net operating loss/tax credit carryforwards(f)	2,028	—	2,708	—
Unremitted earnings	—	(69)	—	(60)
State and local tax adjustments	161	—	119	—
Investments	73	(248)	133	(395)
All other	87	(66)	62	(72)
	19,112	(13,023)	19,037	(16,172)
Valuation allowances	(1,638)	—	(1,738)	—
Total deferred taxes	$ 17,474	$ (13,023)	$ 17,299	$ (16,172)
Net deferred tax asset/(liability)(g), (h)	$ 4,451		$ 1,128	

^ The deferred tax assets and liabilities associated with global intangible low-taxed income are included in the relevant categories. See *Note 1Q*.

(a) The increase in net deferred tax assets in 2024 is primarily related to temporary differences associated with the timing of accruals recorded in the ordinary course of business.

(b) The increase in net deferred tax assets in 2024 is primarily due to measurement period adjustments of inventories related to Seagen. See *Note 2A*.

(c) The decrease in net deferred tax liabilities in 2024 is primarily due to amortization of intangible assets and certain impairment charges, as well as the measurement period adjustments of intangible assets related to Seagen.

(d) The decrease in net deferred tax assets in 2024 is primarily due to changes in pension and postretirement benefit obligations, as well as the performance of plan assets reported in the period. See *Note 11*.

(e) The increase in deferred tax assets in 2024 is primarily related to the TCJA requirement to capitalize R&D costs for tax years beginning after December 31, 2021.

(f) The amounts in 2024 and 2023 are reduced for unrecognized tax benefits of $575 million and $1.3 billion, respectively, where we have net operating loss carryforwards, similar tax losses, and/or tax credit carryforwards that are available, under the tax law of the applicable jurisdiction, to settle any additional income taxes that would result from the disallowance of a tax position.

(g) In 2024, *Noncurrent deferred tax assets and other noncurrent tax assets* ($6.6 billion), and *Noncurrent deferred tax liabilities* ($2.1 billion). In 2023, *Noncurrent deferred tax assets and other noncurrent tax assets* ($1.8 billion), and *Noncurrent deferred tax liabilities* ($640 million).

(h) Excludes indefinite- and definite-lived deferred tax assets for certain non-U.S. tax losses and interest carryforwards and U.S. state general business credits, totaling $11.3 billion and $11.1 billion for 2024 and 2023 respectively, given that management has determined based on applicable accounting rules that it is remote that these tax attributes will be utilized.

We have carryforwards, primarily related to net operating and capital losses, general business credits, foreign tax credits and charitable contributions, which are available to reduce future U.S. federal and/or state, as well as international, income taxes payable with either an indefinite life or expiring at various times from 2025 to 2044. Certain of our U.S. net operating losses and general business credits are subject to limitations under IRC Section 382.

As of December 31, 2024, we have not made a U.S. tax provision on $58.0 billion of unremitted earnings of our international subsidiaries. As these earnings are intended to be indefinitely reinvested overseas, the determination of a hypothetical unrecognized deferred tax liability as of December 31, 2024 is not practicable. The amount of indefinitely reinvested earnings is based on estimates and assumptions and subject to management evaluation, and is subject to change in the normal course of business based on operational cash flow, completion of local statutory financial statements and the finalization of tax returns and audits, among other things. Accordingly, we regularly update our earnings and profits analysis for such events.

D. Tax Contingencies

For a description of our accounting policies associated with accounting for income tax contingencies, see *Note 1Q*.

Uncertain Tax Positions

As tax law is complex and often subject to varied interpretations, it is uncertain whether some of our tax positions will be sustained upon audit. As of December 31, 2024, we had $2.0 billion and as of December 31, 2023, we had $3.1 billion in net unrecognized tax benefits, excluding associated interest.

- Tax assets for uncertain tax positions represent our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction. These potential benefits generally result from cooperative efforts among taxing authorities, as required by tax treaties to minimize double taxation, commonly referred to as the competent authority process. The recoverability of these assets, which we believe to be more likely than not, is dependent upon the actual payment of taxes in one tax jurisdiction and, in some cases, the successful petition for recovery in another tax jurisdiction. In 2024, tax assets for uncertain tax positions also include the expected filing of an amended income tax return relating to the Transition Tax liability under the TCJA. As of December 31, 2024, we had $2.5 billion in assets associated with uncertain tax positions mainly included in *Noncurrent deferred tax assets and other noncurrent tax assets*. As of December 31, 2023, we had $1.7 billion in assets associated with uncertain tax positions mainly included in *Noncurrent deferred tax assets and other noncurrent tax assets*.

- The majority of these unrecognized tax benefits, if recognized, would impact our effective income tax rate.

The reconciliation of the beginning and ending amounts of gross unrecognized tax benefits follows:

(MILLIONS)	2024	2023	2022
Balance, beginning	$ (4,802)	$ (4,494)	$ (6,068)
Acquisitions	8	(46)	(52)
Increases based on tax positions taken during a prior period[a, b]	(934)	(158)	(67)
Decreases based on tax positions taken during a prior period[a, c]	599	310	1,339
Decreases based on settlements for a prior period[c, d]	911	85	842
Increases based on tax positions taken during the current period[a]	(433)	(515)	(701)
Impact of foreign exchange	52	(44)	90
Other, net[a, e]	70	58	122
Balance, ending[f]	$ (4,530)	$ (4,802)	$ (4,494)

[a] Primarily included in *Provision/(benefit) for taxes on income.*

[b] In 2024, the amount includes a gross unrecognized tax benefit associated with the expected filing of an amended income tax return related to the Transition Tax liability under the TCJA.

[c] Primarily related to effectively settling certain issues with the U.S. and foreign tax authorities. See *Note 5A*.

[d] Primarily related to cash payments and reductions of tax attributes.

[e] Primarily related to decreases as a result of a lapse of applicable statutes of limitations.

[f] In 2024, included in *Income taxes payable* ($103 million), *Other current assets* ($0.4 million), *Noncurrent deferred tax assets and other noncurrent tax assets* ($1.5 billion), *Noncurrent deferred tax liabilities* ($3 million) and *Other taxes payable* ($2.9 billion). In 2023, included in *Income taxes payable* ($94 million), *Other current assets* ($1 million), *Noncurrent deferred tax assets and other noncurrent tax assets* ($1.3 billion), *Noncurrent deferred tax liabilities* ($4 million) and *Other taxes payable* ($3.4 billion).

- Interest related to our unrecognized tax benefits is recorded in accordance with the laws of each jurisdiction and is recorded primarily in *Provision/(benefit) for taxes on income*. In 2024, we recorded a net increase in interest of $91 million. In 2023, we recorded a net increase in interest of $64 million. In 2022, we recorded a net decrease in interest of $17 million. Gross accrued interest totaled $636 million as of December 31, 2024 (reflecting a decrease of $56 million as a result of cash payments) and gross accrued interest totaled $605 million as of December 31, 2023 (reflecting a decrease of $11 million as a result of cash payments). In 2024 and 2023, these amounts were substantially all included in *Other taxes payable*. Accrued penalties are not significant. See also *Note 5A*.

Status of Tax Matters and Potential Impact on Accruals for Uncertain Tax Positions

The U.S. is one of our major tax jurisdictions, and we are regularly audited by the IRS. During the third quarter of 2024, we effectively settled the audit of Pfizer's federal income tax returns for years 2016-2018. Tax years 2019-2024 are open but not under audit. All other tax years are closed. In addition to the open audit years in the U.S., we have open audit years and certain related audits, appeals and investigations in certain major international tax jurisdictions such as Canada (2017-2024), Europe (2012-2024, primarily in Ireland, the U.K., France, Italy, Spain and Germany), Asia Pacific (2014-2024, primarily in Australia, China, Japan and Singapore) and Latin America (1998-2024, primarily in Brazil).

Any settlements or statutes of limitations expirations could result in a significant decrease in our uncertain tax positions. We estimate that it is reasonably possible that within the next 12 months, our gross unrecognized tax benefits, exclusive of interest, could decrease by as much as $200 million, as a result of settlements with taxing authorities or the expiration of the statutes of limitations. Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but our estimates of unrecognized tax benefits and potential tax benefits may not be representative of actual outcomes, and variation from such estimates could materially affect our financial statements in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution. Finalizing audits with the relevant taxing authorities can include formal administrative and legal proceedings, and, as a result, it is difficult to estimate the timing and range of possible changes related to our uncertain tax positions, and such changes could be significant.

E. Tax Provision/(Benefit) on Other Comprehensive Income/(Loss)

Components of the *Tax provision/(benefit) on other comprehensive income/(loss)* include:

(MILLIONS)	Year Ended December 31,		
	2024	2023	2022
Foreign currency translation adjustments, net[a]	$ **156**	$ (33)	$ (126)
Unrealized holding gains/(losses) on derivative financial instruments, net	**96**	111	183
Reclassification adjustments for (gains)/losses included in net income	**(29)**	(93)	(270)
	67	18	(87)
Unrealized holding gains/(losses) on available-for-sale securities, net	**(19)**	(15)	(164)
Reclassification adjustments for (gains)/losses included in net income	**5**	(18)	226
	(14)	(33)	62
Benefit plans: prior service (costs)/credits and other, net	**45**	(5)	(5)
Reclassification adjustments related to amortization of prior service costs and other, net	**(26)**	(28)	(29)
Reclassification adjustments related to curtailments of prior service costs and other, net	**2**	(4)	(3)
	22	(37)	(37)
Tax provision/(benefit) on other comprehensive income/(loss)	$ **231**	$ (85)	$ (187)

[a] Taxes are not provided for foreign currency translation adjustments relating to investments in international subsidiaries that are expected to be held indefinitely.

Note 6. Accumulated Other Comprehensive Loss, Excluding Noncontrolling Interests

The following summarizes the changes, net of tax, in *Accumulated other comprehensive loss*:

(MILLIONS)	Net Unrealized Gains/(Losses)			Benefit Plans	
	Foreign Currency Translation Adjustments[a]	Derivative Financial Instruments	Available-For-Sale Securities	Prior Service (Costs)/Credits and Other	Accumulated Other Comprehensive Income/(Loss)
Balance, January 1, 2022	$ (6,172)	$ 119	$ (220)	$ 377	$ (5,897)
Other comprehensive income/(loss)[b]	(2,188)	(531)	440	(129)	(2,407)
Balance, December 31, 2022	(8,360)	(412)	220	248	(8,304)
Other comprehensive income/(loss)[b]	497	195	(229)	(120)	343
Balance, December 31, 2023	(7,863)	(217)	(9)	128	(7,961)
Other comprehensive income/(loss)[b]	**(121)**	**274**	**(97)**	**63**	**118**
Balance, December 31, 2024	**$ (7,984)**	**$ 57**	**$ (106)**	**$ 191**	**$ (7,842)**

[a] Amounts do not include foreign currency translation adjustments attributable to noncontrolling interests.

[b] Foreign currency translation adjustments include net gains/(losses) related to the impact of our net investment hedging program and gains/(losses) related to our investment in Haleon (see Note 2C).

Note 7. Financial Instruments

A. Fair Value Measurements

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis and Fair Value Hierarchy, using a Market Approach:

(MILLIONS)	As of December 31, 2024			As of December 31, 2023		
	Total	Level 1	Level 2	Total	Level 1	Level 2
Financial assets:						
Short-term investments						
Equity securities with readily determinable fair value[a]	$ 7,848	$ 6,456	$ 1,392	$ 5,124	$ —	$ 5,124
Available-for-sale debt securities:						
Government and agency—non-U.S.	6,855	—	6,855	817	—	817
Government and agency—U.S.	2,853	—	2,853	2,601	—	2,601
Corporate and other	1,173	—	1,173	982	—	982
	10,881	—	10,881	4,400	—	4,400
Total short-term investments	18,729	6,456	12,273	9,524	—	9,524
Other current assets						
Derivative assets:						
Foreign exchange contracts	1,056	—	1,056	298	—	298
Total other current assets	1,056	—	1,056	298	—	298
Long-term investments						
Equity securities with readily determinable fair values[b]	1,246	1,246	—	2,779	2,772	7
Available-for-sale debt securities:						
Government and agency—non-U.S.	—	—	—	124	—	124
Corporate and other	—	—	—	26	—	26
	—	—	—	150	—	150
Total long-term investments	1,246	1,246	—	2,929	2,772	156
Other noncurrent assets						
Derivative assets:						
Interest rate contracts	13	—	13	144	—	144
Foreign exchange contracts	447	—	447	258	—	258
Total derivative assets	460	—	460	402	—	402
Insurance contracts[c]	875	—	875	790	—	790
Total other noncurrent assets	1,335	—	1,335	1,191	—	1,191
Total assets	$ 22,366	$ 7,701	$ 14,665	$ 13,943	$ 2,772	$ 11,170
Financial liabilities:						
Other current liabilities						
Derivative liabilities:						
Interest rate contracts	$ 28	$ —	$ 28	$ 16	$ —	$ 16
Foreign exchange contracts	217	—	217	404	—	404
Total other current liabilities	245	—	245	420	—	420
Other noncurrent liabilities						
Derivative liabilities:						
Interest rate contracts	397	—	397	275	—	275
Foreign exchange contracts	723	—	723	725	—	725
Total other noncurrent liabilities	1,121	—	1,121	1,000	—	1,000
Total liabilities	$ 1,366	$ —	$ 1,366	$ 1,420	$ —	$ 1,420

[a] Includes money market funds. As of December 31, 2024, short-term equity securities include our investment in Haleon of $6.5 billion. See Note 2C.

[b] Long-term equity securities of $133 million as of December 31, 2024 and $130 million as of December 31, 2023 were held in restricted trusts for U.S. non-qualified employee benefit plans.

[c] Includes life insurance policies held in restricted trusts for U.S. non-qualified employee benefit plans. The underlying invested assets in these contracts are marketable securities, which are carried at fair value, with changes in fair value recognized in *Other (income)/deductions—net* (see Note 4).

Financial Assets and Liabilities Not Measured at Fair Value on a Recurring Basis—The carrying value of Long-term debt, excluding the current portion was $57 billion as of December 31, 2024 and $62 billion as of December 31, 2023. The estimated fair value of such debt, using a market approach and Level 2 inputs, was $54 billion as of December 31, 2024 and $61 billion as of December 31, 2023.

The differences between the estimated fair values and carrying values of held-to-maturity debt securities, private equity securities, long-term receivables and short-term borrowings not measured at fair value on a recurring basis were not significant as of December 31, 2024 and 2023. The fair value measurements of our held-to-maturity debt securities and short-term borrowings are based on Level 2 inputs. The fair value measurements of our long-term receivables and private equity securities are based on Level 3 inputs.

B. Investments

Total Short-Term, Long-Term and Equity-Method Investments

The following summarizes our investments by classification type:

(MILLIONS)	As of December 31, 2024	2023
Short-term investments		
Equity securities with readily determinable fair values[(a)]	$ 7,848	$ 5,124
Available-for-sale debt securities	10,881	4,400
Held-to-maturity debt securities	705	313
Total Short-term investments	$ 19,434	$ 9,837
Long-term investments		
Equity securities with readily determinable fair values[(b)]	$ 1,246	$ 2,779
Available-for-sale debt securities	—	150
Held-to-maturity debt securities	45	47
Private equity securities at cost[(b)]	719	755
Total Long-term investments	$ 2,010	$ 3,731
Equity-method investments[(a)]	217	11,637
Total long-term investments and equity-method investments	$ 2,228	$ 15,368
Held-to-maturity cash equivalents	$ 184	$ 207

(a) As of December 31, 2024, our investment in Haleon is reported in *Short-term investments* and as of December 31, 2023 was reported in *Equity-method investments*. See Note 2C. Short term equity securities as of December 31, 2024 include and as of December 31, 2023 represent money market funds primarily invested in U.S. Treasury and government debt.
(b) Represent investments in the life sciences sector.

Debt Securities

Our investment portfolio consists of investment-grade debt securities issued across diverse governments, corporate and financial institutions:

(MILLIONS)	As of December 31, 2024 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Maturities (in Years) Within 1	Over 1 to 5	Over 5	As of December 31, 2023 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale debt securities											
Government and agency—non-U.S.	$ 6,970	$ 8	$ (123)	$ 6,855	$ 6,855	$ —	$ —	$ 953	$ 2	$ (14)	$ 941
Government and agency—U.S.	2,853	—	—	2,853	2,853	—	—	2,601	—	—	2,601
Corporate and other	1,179	—	(6)	1,173	1,173	—	—	1,006	4	(2)	1,007
Held-to-maturity debt securities											
Time deposits and other	697	—	—	697	657	21	19	561	—	—	561
Government and agency—non-U.S.	237	—	—	237	232	4	1	4	—	—	4
Total debt securities	$ 11,935	$ 8	$ (129)	$ 11,814	$ 11,770	$ 25	$ 20	$ 5,126	$ 6	$ (16)	$ 5,115

Any expected credit losses to these portfolios would be immaterial to our financial statements.

Equity Securities

The following presents the calculation of the portion of unrealized (gains)/losses that relates to equity securities, excluding equity-method investments, held at the reporting date:

(MILLIONS)	Year Ended December 31, 2024	2023	2022
Net (gains)/losses recognized during the period on equity securities[(a)]	$ (1,008)	$ (1,590)	$ 1,273
Less: Net (gains)/losses recognized during the period on equity securities sold during the period	(1,122)	(1,754)	(126)
Net unrealized (gains)/losses during the reporting period on equity securities still held at the reporting date[(b)]	$ 114	$ 165	$ 1,400

(a) Reported in *Other (income)/deductions—net*. See Note 4.
(b) Included in net unrealized (gains)/losses are observable price changes on equity securities without readily determinable fair values. As of December 31, 2024, there were cumulative impairments and downward adjustments of $360 million and upward adjustments of $222 million. Impairments, downward and upward adjustments were not material to our operations in 2024, 2023 and 2022.

C. Short-Term Borrowings

Short-term borrowings include:

(MILLIONS)	As of December 31,	
	2024	2023
Commercial paper, principal amount[a]	$ **2,453**	$ 7,965
Current portion of long-term debt, principal amount	**3,750**	2,250
Other short-term borrowings, principal amount[b]	**755**	252
Total short-term borrowings, principal amount	**6,957**	10,467
Net fair value adjustments related to hedging and purchase accounting	**—**	5
Net unamortized discounts, premiums and debt issuance costs	**(12)**	(121)
Total *Short-term borrowings, including current portion of long-term debt*, carried at historical proceeds, as adjusted	$ **6,946**	$ 10,350

[a] Issued in the fourth quarter of 2023 as part of the financing for our acquisition of Seagen (see Note 2A). The weighted-average effective interest rate on commercial paper outstanding was approximately 4.94% as of December 31, 2024 and 5.37% as of December 31, 2023.

[b] Primarily includes cash collateral. See Note 7F.

As of December 31, 2024, we had access to a total of $15 billion in committed U.S. revolving credit facilities, consisting of an $8 billion facility maturing in October 2025 (subsequently terminated by Pfizer in February 2025), and a $7 billion facility maturing in October 2029, which may be used for general corporate purposes including to support our global commercial paper borrowings. In addition to the U.S. revolving credit facilities, our lenders have provided us an additional $276 million in lines of credit, of which $243 million expire within one year. Essentially all lines of credit were unused as of December 31, 2024.

D. Long-Term Debt

The following outlines our senior unsecured long-term debt[a] and the weighted-average stated interest rate by maturity:

(MILLIONS)	As of December 31,	
	2024	2023
Notes due 2025 (3.9% for 2023)[b]	$ **—**	$ 3,750
Notes due 2026 (3.7% for 2024 and 2023)	**6,000**	6,000
Notes due 2027 (2.2% for 2024 and 2.1% for 2023)	**980**	1,029
Notes due 2028 (4.6% for 2024 and 2023)	**5,660**	5,660
Notes due 2029 (3.5% for 2024 and 2023)	**1,750**	1,750
Notes due 2030 (3.6% for 2024 and 2023)	**5,250**	5,250
Notes due 2031-2035 (4.5% for 2024 and 2023)	**6,750**	6,750
Notes due 2036-2040 (5.4% for 2024 and 2023)	**9,534**	9,543
Notes due 2041-2045 (4.3% for 2024 and 2023)	**6,474**	6,501
Notes due 2046-2050 (3.7% for 2024 and 2023)	**4,750**	4,750
Notes due 2051-2063 (5.3% for 2024 and 2023)	**10,000**	10,000
Total long-term debt, principal amount	**57,147**	60,982
Net fair value adjustments related to hedging and purchase accounting	**701**	1,039
Net unamortized discounts, premiums and debt issuance costs	**(444)**	(483)
Total long-term debt, carried at historical proceeds, as adjusted	$ **57,405**	$ 61,538
Current portion of long-term debt, carried at historical proceeds, as adjusted (not included above (3.9% for 2024 and 2023))	$ **3,747**	$ 2,254

[a] Our long-term debt is generally redeemable by us at any time at varying redemption prices plus accrued and unpaid interest.

[b] Reclassified to the current portion of long-term debt.

Issuance—In May 2023, we issued, through our wholly-owned finance subsidiary, PIE, $31 billion principal amount of senior unsecured notes at an effective interest rate of 4.93% as part of the financing for our acquisition of Seagen. The notes are fully and unconditionally guaranteed on a senior unsecured basis by Pfizer Inc. PIE was formed to finance a portion of the consideration for the acquisition of Seagen and has no assets or operations, and will have no assets or operations, other than as related to the issuance, administration and repayment of the notes and any other debt securities that it may issue in the future.

E. Derivative Financial Instruments and Hedging Activities

Foreign Exchange Risk—A significant portion of our revenues, earnings and net investments in foreign affiliates is exposed to changes in foreign exchange rates. Where foreign exchange risk is not offset by other exposures, we manage our foreign exchange risk principally through the use of derivative financial instruments and foreign currency debt. These financial instruments serve to mitigate the impact on net income as a result of remeasurement into another currency, or against the impact of translation into U.S. dollars of certain foreign exchange-denominated transactions.

The derivative financial instruments primarily hedge or offset exposures in the euro, U.K. pound, Chinese renminbi, Japanese yen, Canadian dollar and Swedish krona, and include a portion of our forecasted foreign exchange-denominated intercompany inventory sales hedged up to two years. We may seek to protect against possible declines in the reported net investments of our foreign business entities.

Changes in fair value are reported in earnings or in *Other comprehensive income/(loss)*, depending on the nature and purpose of the financial instrument (hedge or offset relationship). For certain foreign exchange contracts, we exclude an amount from the assessment of hedge effectiveness and recognize the excluded amount through an amortization approach in earnings. The hedge relationships are as follows:

- Generally, we recognize the gains and losses on foreign exchange contracts that are designated as fair value hedges in earnings upon the recognition of the change in fair value of the hedged item. We also recognize the offsetting foreign exchange impact attributable to the hedged item in earnings.
- Generally, we record in *Other comprehensive income/(loss)* gains or losses on foreign exchange contracts that are designated as cash flow hedges and reclassify those amounts into earnings in the same period or periods during which the hedged transaction affects earnings.
- We record in *Other comprehensive income/(loss)—Foreign currency translation adjustments, net* the foreign exchange gains and losses related to foreign exchange-denominated debt and foreign exchange contracts designated as a hedge of our net investments in foreign subsidiaries and reclassify those amounts into earnings upon the sale or substantial liquidation of our net investments.
- For foreign exchange contracts not designated as hedging instruments, we recognize the gains and losses immediately into earnings along with the earnings impact of the items they generally offset. These contracts take the opposite currency position of that reflected on the balance sheet to counterbalance the effect of any currency movement.

Interest Rate Risk—Our interest-bearing investments and borrowings are subject to interest rate risk. Depending on market conditions, we may change the profile of our outstanding debt or investments by entering into derivative financial instruments like interest rate swaps, either to hedge or offset the exposure to changes in the fair value of hedged items with fixed interest rates, or to convert variable rate debt or investments to fixed rates. The derivative financial instruments primarily hedge U.S. dollar fixed-rate debt.

We recognize the change in fair value on interest rate contracts that are designated as fair value hedges in earnings, as well as the offsetting earnings impact of the hedged risk attributable to the hedged item.

The following summarizes the fair value of the derivative financial instruments and notional amounts:

(MILLIONS)	**As of December 31, 2024**			As of December 31, 2023		
		Fair Value			Fair Value	
	Notional	**Asset**	**Liability**	Notional	Asset	Liability
Derivatives designated as hedging instruments:						
Foreign exchange contracts[a]	**$ 23,991**	**$ 1,250**	**$ 719**	$ 18,750	$ 403	$ 916
Interest rate contracts	**6,750**	**13**	**425**	6,750	144	290
		1,263	**1,144**		546	1,206
Derivatives not designated as hedging instruments:						
Foreign exchange contracts	**$ 26,335**	**253**	**221**	$ 25,609	154	214
Total		**$ 1,516**	**$ 1,366**		$ 700	$ 1,420

[a] The notional amount of outstanding foreign exchange contracts hedging our intercompany forecasted inventory sales was $5.0 billion as of December 31, 2024 and $4.9 billion as of December 31, 2023.

The following summarizes information about the gains/(losses) incurred to hedge or offset operational foreign exchange or interest rate risk exposures:

	Gains/(Losses) Recognized in OID[(a)]		Gains/(Losses) Recognized in OCI[(a)]		Gains/(Losses) Reclassified from OCI into OID and COS[(a)]	
	Year Ended December 31,					
(MILLIONS)	**2024**	2023	**2024**	2023	**2024**	2023
Derivative Financial Instruments in Cash Flow Hedge Relationships:						
Interest rate contracts	**$ —**	$ —	**$ —**	$ 68	**$ —**	$ 1
Foreign exchange contracts[(b)]	**—**	—	**466**	380	**124**	236
Amount excluded from effectiveness testing and amortized into earnings[(c)]	**—**	—	**34**	178	**34**	177
Derivative Financial Instruments in Fair Value Hedge Relationships:						
Interest rate contracts	**(253)**	196	**—**	—	**—**	—
Hedged item	**253**	(196)	**—**	—	**—**	—
Derivative Financial Instruments in Net Investment Hedge Relationships:						
Foreign exchange contracts	**—**	—	**498**	(393)	**—**	—
Amount excluded from effectiveness testing and amortized into earnings[(c)]	**—**	—	**119**	137	**154**	136
Non-Derivative Financial Instruments in Net Investment Hedge Relationships[(d)]:						
Foreign currency short-term borrowings	**—**	—	**—**	—	**—**	—
Foreign currency long-term debt	**—**	—	**49**	(29)	**—**	—
Derivative Financial Instruments Not Designated as Hedges:						
Foreign exchange contracts	**50**	164	**—**	—	**—**	—
	$ 50	$ 164	**$ 1,166**	$ 341	**$ 313**	$ 549

(a) OID = Other (income)/deductions—net, included in *Other (income)/deductions—net* in the consolidated statements of operations. COS = Cost of Sales, included in *Cost of sales* in the consolidated statements of operations. OCI = Other comprehensive income/(loss), included in the consolidated statements of comprehensive income/(loss).

(b) The amounts reclassified from OCI into COS were a net gain of $119 million in 2024 and a net gain of $253 million in 2023. The remaining amounts were reclassified from OCI into OID. Based on year-end foreign exchange rates that are subject to change, we expect to reclassify a pre-tax gain of $330 million within the next 12 months into income. The maximum length of time over which we are hedging our exposure to the variability in future foreign exchange cash flows is approximately 18 years and relates to foreign currency debt.

(c) The amounts reclassified from OCI were reclassified into OID.

(d) Long-term debt includes foreign currency borrowings which are used in net investment hedges; the related carrying values as of December 31, 2024 and December 31, 2023 were $777 million and $824 million, respectively.

The following summarizes cumulative basis adjustments to our long-term debt in fair value hedges:

	As of December 31, 2024			As of December 31, 2023		
		Cumulative Amount of Fair Value Hedging Adjustment Increase/(Decrease) to Carrying Amount			Cumulative Amount of Fair Value Hedging Adjustment Increase/(Decrease) to Carrying Amount	
(MILLIONS)	**Carrying Amount of Hedged Assets/ Liabilities[(a)]**	**Active Hedging Relationships**	**Discontinued Hedging Relationships**	Carrying Amount of Hedged Assets/ Liabilities[(a)]	Active Hedging Relationships	Discontinued Hedging Relationships
Long-term debt	**$ 7,154**	**$ (384)**	**$ 891**	$ 7,196	$ (131)	$ 957

(a) Carrying amounts exclude the cumulative amount of fair value hedging adjustments.

F. Credit Risk

On an ongoing basis, we monitor and review the credit risk of our customers, financial institutions and exposures in our investment portfolio.

With respect to our trade accounts receivable, we monitor the creditworthiness of our customers to which we grant credit in the normal course of business. In general, there is no requirement for collateral from customers. For additional information on our trade accounts receivable and allowance for credit losses, see *Note 1G*. A significant portion of our trade accounts receivable balances are due from wholesalers and governments. For additional information on our trade accounts receivables with significant customers, see *Note 17C*.

With respect to our investments, we monitor concentrations of credit risk associated with government, government agency, and corporate issuers of securities. Investments are placed in instruments that are investment grade and are primarily short in duration. Exposure limits are established to limit a concentration with any single credit counterparty. As of December 31, 2024, the largest investment exposures in our portfolio consisted primarily of U.S. government money market funds, as well as sovereign debt instruments issued by the U.S., Canada, and the U.K.

With respect to our derivative financial instrument agreements with financial institutions, we do not expect to incur a significant loss from failure of any counterparty. Derivative financial instruments are executed under International Swaps and Derivatives Association master agreements with credit-support annexes that contain zero threshold provisions requiring collateral to be exchanged daily depending on levels of exposure. As a result, there are no significant concentrations of credit risk with any individual financial institution. As of December 31, 2024, the aggregate fair value of these derivative financial instruments that are in a net payable position was $741 million, for which we have posted collateral of $720 million with a corresponding amount reported in *Short-term investments*. As of December 31, 2024, the aggregate fair value of our derivative financial instruments that are in a net receivable position was $594 million, for which we have received collateral of $716 million with a corresponding amount reported in *Short-term borrowings, including current portion of long-term debt.*

Note 8. Other Financial Information

A. Inventories

The following summarizes the components of *Inventories*:

	As of December 31,	
(MILLIONS)	**2024**	2023
Finished goods	**$ 3,775**	$ 3,495
Work-in-process	**6,101**	5,688
Raw materials and supplies	**976**	1,007
Inventories[(a)]	**$ 10,851**	$ 10,189
Noncurrent inventories not included above[(b)]	**$ 2,663**	$ 4,568

(a) The increase from December 31, 2023 reflects higher inventory levels for certain products mainly due to changes in net market demand, network strategy and new product launches.

(b) Included in *Other noncurrent assets*. The decrease from December 31, 2023 is primarily driven by a reduction in acquired Seagen inventory, inclusive of the acquisition accounting fair value step up. See Note 2A. Based on our current estimates and assumptions, there are no recoverability issues for these amounts.

B. Other Current Liabilities

Other current liabilities include, among other things, amounts payable to BioNTech for the gross profit split for Comirnaty, which totaled $1.3 billion as of December 31, 2024 and $2.0 billion as of December 31, 2023.

C. Supplier Finance Program Obligation

We maintain voluntary supply chain finance agreements with several participating financial institutions. Under these agreements, participating suppliers may voluntarily elect to sell their accounts receivable with Pfizer to these financial institutions. Our suppliers negotiate their financing agreements directly with the respective financial institutions and we are not a party to these agreements. We have no economic interest in our suppliers' decision to participate and we pay the financial institutions the stated amount of confirmed invoices on the original maturity dates, which is generally within 90 to 120 days of the invoice date. The agreements with the financial institutions do not require Pfizer to provide assets pledged as security or other forms of guarantees for the supplier finance program. All outstanding amounts related to suppliers participating in such financing arrangements are recorded within trade payables in our consolidated balance sheet.

The following summarizes the changes in outstanding trade payables to suppliers who participate in these financing arrangements for the year ended December 31, 2024

(MILLIONS)	**Total**
Confirmed obligations outstanding, December 31, 2023	$ 791
Invoices confirmed during the year	**2,638**
Confirmed invoices paid during the year	**(2,740)**
Confirmed obligations outstanding, December 31, 2024	**$ 688**

Note 9. Property, Plant and Equipment, Net

The following summarizes the components of *Property, plant and equipment, net*:

(MILLIONS)	Useful Lives (Years)	As of December 31, 2024	As of December 31, 2023
Land	-	$ 291	$ 353
Buildings	33-50	9,036	9,046
Machinery and equipment	8-20	15,095	14,263
Furniture, fixtures and other	3-12.5	5,516	5,399
Construction in progress	-	4,937	5,925
		34,876	34,985
Less: Accumulated depreciation		16,483	16,045
Property, plant and equipment, net		$ 18,393	$ 18,940

The following provides *Property, plant and equipment, net* by geographic area:

(MILLIONS)	As of December 31, 2024	As of December 31, 2023
United States	$ 9,748	$ 10,674
International:		
Developed Markets	7,187	6,713
Emerging Markets	1,458	1,554
Property, plant and equipment, net	$ 18,393	$ 18,940

Note 10. Identifiable Intangible Assets, Net and Goodwill

A. Identifiable Intangible Assets

The following summarizes the components of *Identifiable intangible assets*:

(MILLIONS)	As of December 31, 2024 Gross Carrying Amount	Accumulated Amortization	Identifiable Intangible Assets, Net	As of December 31, 2023 Gross Carrying Amount	Accumulated Amortization	Identifiable Intangible Assets, Net
Finite-lived intangible assets						
Developed technology rights[a]	$ 99,397	$ (65,044)	$ 34,353	$ 99,267	$ (60,493)	$ 38,773
Brands[b]	1,277	(992)	285	922	(877)	45
Licensing agreements and other	2,724	(1,513)	1,210	2,756	(1,458)	1,297
	103,397	(67,549)	35,848	102,944	(62,828)	40,116
Indefinite-lived intangible assets						
Brands[b]	—		—	827		827
IPR&D[c]	18,893		18,893	23,193		23,193
Licensing agreements and other	670		670	763		763
	19,563		19,563	24,784		24,784
Identifiable intangible assets[d]	$ 122,961	$ (67,549)	$ 55,411	$ 127,728	$ (62,828)	$ 64,900

[a] The increase in the gross carrying amount includes $740 million of measurement period adjustments related to our acquisition of Seagen (see *Note 2A*) and the transfer of IPR&D to developed technology rights of $727 million for talazoparib (Talzenna), partially offset by impairments of $943 million (see *Note 4*).

[b] The changes in the gross carrying amounts reflect the transfer of $827 million from indefinite-lived brands to finite-lived brands for Medrol, partially offset by impairments of $475 million in finite-lived brands (see *Note 4*).

[c] The decrease in the gross carrying amount reflects impairments of $1.9 billion (see *Note 4*), $1.7 billion of measurement period adjustments related to our acquisition of Seagen (see *Note 2A*), and the transfer of IPR&D to developed technology rights of $727 million for talazoparib (Talzenna).

[d] The decrease is primarily due to amortization expense of $5.3 billion, impairments of $3.3 billion (see *Note 4*) and measurement period adjustments related to our acquisition of Seagen of $950 million (see *Note 2A*).

Developed Technology Rights—Developed technology rights represent the cost for developed technology acquired from third parties and can include the right to develop, use, market, sell and/or offer for sale the product, compounds and intellectual property that we have acquired with respect to products, compounds and/or processes that have been completed. We possess a well-diversified portfolio of hundreds of developed technology rights across therapeutic categories, representing our commercialized products. The significant components of developed technology rights are the following: Nurtec ODT/Vydura, Adcetris, Padcev, Xtandi, Velsipity and Braftovi/Mektovi. Also included in this category are the post-approval milestone payments made under our alliance agreements for certain prescription pharmaceutical products.

Brands—Brands represent the cost for tradenames and know-how, as the products themselves do not receive patent protection. The significant components of Finite-lived brands primarily include Medrol.

IPR&D—IPR&D assets represent the acquisition date fair value (less impairments) of R&D assets acquired through business combinations that have not yet received regulatory approval in a major market which could include both new investigational products and additional indications for in-line products. The significant components of IPR&D are SGN-B6A, disitamab vedotin, GBT601 and Tukysa. IPR&D assets are required to be classified as indefinite-lived assets until the successful completion or the abandonment of the associated R&D effort. Accordingly, during the development period after the date of acquisition, these assets are not amortized until approval is obtained in a major market, typically either the U.S. or the EU, or in a series of other countries, subject to certain specified conditions and management judgment. At that time, we will determine the useful life of the asset, reclassify it out of IPR&D and begin amortization. If the associated R&D effort is abandoned, the related IPR&D assets will be written-off, and we will record an impairment charge. IPR&D assets are high-risk assets, given the uncertain nature of R&D. Accordingly, IPR&D assets may become impaired and/or be written-off in the future.

Licensing Agreements—Licensing agreements for developed technology and for technology in development primarily relate to out-licensing arrangements acquired from third parties, including from acquisitions. These assets represent the cost for the license, where we acquired the right to future royalties and/or milestones upon development or commercialization by the licensing partners. Accordingly, during the development period after the date of acquisition, each of these assets is classified as indefinite-lived intangible assets and will not be amortized until approval is obtained in a major market. At that time we will determine the useful life of the asset, reclassify the respective licensing arrangement asset to finite-lived intangible asset and begin amortization. If the development effort is abandoned, the related licensing asset will be written-off, and we will record an impairment charge.

Amortization—The weighted-average life for our total finite-lived intangible assets and for the largest component, developed technology rights, is approximately 10 years.

The following provides the expected annual amortization expense:

(MILLIONS)	2025		2026		2027		2028		2029
Amortization expense	$	4,838	$	4,716	$	4,125	$	3,776	$ 2,829

B. Goodwill

The following summarizes the changes in the carrying amount of *Goodwill*:

(MILLIONS)		Total[a]
Balance, January 1, 2023	$	51,375
Additions[b]		16,117
Impact of foreign exchange and other		292
Balance, December 31, 2023		67,783
Additions[b]		**1,022**
Impact of foreign exchange		**(278)**
Balance, December 31, 2024	$	**68,527**

[a] As a result of the organizational changes to the commercial structure within the Biopharma operating segment effective in the first quarter of 2024 (see *Note 17A*), our goodwill was required to be reallocated amongst impacted reporting units. The allocation of goodwill is a complex process that requires, among other things, that we determine the fair value of each reporting unit under our old and new organizational structure and the portions being transferred. We completed the re-allocation during the fourth quarter of 2024 and concluded that none of our goodwill was impaired. All goodwill continues to be assigned within the Biopharma reportable segment.

[b] Additions primarily represent our acquisition of Seagen in 2023 and measurement period adjustments related to our acquisition of Seagen in 2024 (see *Note 2A*).

Note 11. Pension and Postretirement Benefit Plans and Defined Contribution Plans

The majority of our employees worldwide are eligible for retirement benefits provided through defined benefit pension plans, defined contribution plans or both. In the U.S., we sponsor both IRC-qualified and supplemental (non-qualified) defined benefit plans and defined contribution plans. A qualified plan meets the requirements of certain sections of the IRC, and, generally, contributions to qualified plans are tax deductible. A qualified plan typically provides benefits to a broad group of employees with restrictions on discriminating in favor of highly compensated employees with regard to coverage, benefits and contributions. A supplemental (non-qualified) plan provides additional benefits to certain employees. In addition, we provide medical insurance benefits to certain retirees and their eligible dependents through our postretirement plans.

A. Components of Net Periodic Benefit Cost/(Credit) and Changes in Other Comprehensive Income/(Loss)

(MILLIONS)	Pension Plans						Postretirement Plans		
	U.S.			International					
	Year Ended December 31,								
	2024	2023	2022	**2024**	2023	2022	**2024**	2023	2022
Service cost	$ —	$ —	$ —	$ **87**	$ 85	$ 116	$ **14**	$ 12	$ 29
Interest cost	**553**	589	534	**312**	287	157	**23**	21	27
Expected return on plan assets	**(832)**	(778)	(862)	**(322)**	(304)	(296)	**(51)**	(44)	(47)
Amortization of prior service cost/(credit)	**1**	2	2	**4**	—	(1)	**(113)**	(119)	(130)
Actuarial (gains)/losses[a]	**396**	(410)	225	**33**	102	(11)	**144**	51	(440)
Curtailments	**—**	—	—	**(4)**	(2)	(11)	**—**	(12)	(18)
Special termination benefits	**—**	6	18	**10**	—	1	**—**	—	1
Net periodic benefit cost/(credit) reported in income	**117**	(592)	(84)	**120**	169	(45)	**18**	(90)	(578)
Cost/(credit) reported in *Other comprehensive income/(loss)*	**(1)**	(2)	(2)	**(4)**	31	(1)	**(80)**	128	169
Cost/(credit) recognized in *Comprehensive income*	$ **116**	$ (594)	$ (86)	$ **117**	$ 199	$ (46)	$ **(62)**	$ 38	$ (410)

[a] Reflects: (i) actuarial remeasurement net losses in 2024, primarily due to unfavorable asset performance for the U.S. pension plans and decreases in discount rates for the international pension plans, partially offset by increases in discount rates for the U.S. pension plans and favorable asset performance for the international pension plans and postretirement plans, (ii) actuarial remeasurement net gains in 2023, primarily due to favorable asset performance in the U.S. and increases in discount rates for the international plans, partially offset by unfavorable asset performance for certain international plans, and (iii) actuarial remeasurement net gains in 2022, primarily due to increases in discount rates, partially offset by unfavorable asset performance.

The components of net periodic benefit cost/(credit) other than the service cost component are included in *Other (income)/deductions—net* (see *Note 4*).

B. Actuarial Assumptions

(PERCENTAGES)	Pension Plans						Postretirement Plans		
	U.S.			International					
	Year Ended December 31,								
	2024	2023	2022	**2024**	2023	2022	**2024**	2023	2022
Weighted-average assumptions used to determine net periodic benefit cost:									
Discount rate:									
Pension plans/postretirement plans	**5.4 %**	5.4 %	2.9 %				**5.4 %**	5.5 %	2.9 %
Interest cost				**4.4 %**	3.8 %	1.5 %			
Service cost				**3.9 %**	3.6 %	1.7 %			
Expected return on plan assets	**8.0 %**	7.5 %	6.3 %	**5.1 %**	4.5 %	3.1 %	**8.0 %**	7.5 %	6.3 %
Rate of compensation increase[a]				**3.2 %**	3.0 %	2.8 %			
Weighted-average assumptions used to determine benefit obligations at fiscal year-end:									
Discount rate	**5.7 %**	5.4 %	5.4 %	**4.1 %**	4.4 %	3.8 %	**5.5 %**	5.4 %	5.5 %
Rate of compensation increase[a]				**3.1 %**	3.2 %	3.0 %			

[a] The rate of compensation increase is not used to determine the net periodic benefit cost and benefit obligation for the U.S. pension plans as these plans are frozen.

The assumptions are reviewed at least annually. We revise these assumptions based on an annual evaluation of long-term trends as well as market conditions that may have an impact on the cost of providing retirement benefits.

The weighted-average discount rate for our U.S. defined benefit plans is set with reference to the prevailing market rate of a portfolio of high-quality fixed income investments, rated AA/Aa or better that reflect the rates at which the pension benefits could be effectively settled. For our international plans, the discount rates are set by benchmarking against investment grade corporate bonds rated AA/Aa or better, including, when there is sufficient data, a yield curve approach. These rate determinations are made consistent with local requirements. Overall, the yield curves used to measure the benefit obligations at year-end 2024 resulted in higher discount rates for the U.S. pension plans and lower discount rates for the international pension plans as compared to the prior year.

The following provides the healthcare cost trend rate assumptions for our U.S. postretirement benefit plans:

	As of December 31,	
	2024	2023
Healthcare cost trend rate assumed for next year	7.5 %	7.9 %
Rate to which the cost trend rate is assumed to decline	4.0 %	4.0 %
Year that the rate reaches the ultimate trend rate	2047	2047

C. Obligations and Funded Status

The following provides: (i) an analysis of the changes in our benefit obligations, plan assets and funded status of our benefit plans, (ii) the funded status recognized in our consolidated balance sheets and (iii) the pre-tax components of cumulative amounts recognized in *Accumulated other comprehensive loss*:

	Pension Plans				Postretirement Plans	
	U.S.		International			
			Year Ended December 31,			
(MILLIONS)	2024	2023	2024	2023	2024	2023
Change in benefit obligation[a]						
Benefit obligation, beginning	$ 10,756	$ 11,420	$ 7,292	$ 7,497	$ 450	$ 410
Service cost	—	—	87	85	14	12
Interest cost	553	589	312	287	23	21
Employee contributions	—	—	16	11	61	52
Plan amendments	—	—	—	25	(193)	—
Changes in actuarial assumptions and other[b]	(299)	(127)	119	(518)	199	96
Foreign exchange impact	(1)	—	(106)	280	(2)	(1)
Acquisitions/divestitures, net	—	—	77	13	—	—
Curtailments and special termination benefits	—	6	7	—	—	(3)
Settlements	(756)	(675)	(69)	(56)	—	—
Benefits paid	(473)	(457)	(371)	(334)	(67)	(137)
Benefit obligation, ending[a]	9,781	10,756	7,363	7,292	486	450
Change in plan assets						
Fair value of plan assets, beginning	10,935	10,871	6,552	6,865	636	647
Actual return on plan assets	138	1,061	408	(316)	105	89
Company contributions	103	134	164	154	—	(15)
Employee contributions	—	—	16	11	61	52
Foreign exchange impact	—	—	(65)	214	—	—
Acquisitions/divestitures, net	—	—	62	13	—	—
Settlements	(756)	(675)	(69)	(56)	—	—
Benefits paid	(473)	(457)	(371)	(334)	(67)	(137)
Fair value of plan assets, ending	9,948	10,935	6,696	6,552	736	636
Funded status	$ 167	$ 179	$ (667)	$ (740)	$ 251	$ 186
Amounts recorded in our consolidated balance sheet:						
Noncurrent assets	$ 934	$ 1,010	$ 728	$ 644	$ 330	$ 266
Current liabilities	(90)	(94)	(31)	(28)	(5)	(6)
Noncurrent liabilities	(678)	(738)	(1,364)	(1,355)	(74)	(74)
Funded status	$ 167	$ 179	$ (667)	$ (740)	$ 251	$ 186
Pre-tax components of cumulative amounts recognized in *Accumulated other comprehensive loss*:						
Prior service (costs)/credits	$ (2)	$ (2)	$ (61)	$ (65)	$ 365	$ 285
Information related to the funded status of pension plans with an ABO in excess of plan assets[c]:						
Fair value of plan assets	$ —	$ —	$ 456	$ 579		
ABO	768	831	1,752	1,834		
Information related to the funded status of pension plans with a PBO in excess of plan assets[c]:						
Fair value of plan assets	$ —	$ —	$ 690	$ 964		
PBO	768	831	2,084	2,347		

[a] For the U.S. pension plans, the benefit obligation is both the PBO and ABO as these plans are frozen and future benefit accruals no longer increase with future compensation increases. For the international pension plans, the benefit obligation is the PBO. The ABO for our international pension plans was $7.1 billion in 2024 and $7.0 billion in 2023. For the postretirement plans, the benefit obligation is the ABO.

(b) For 2024, primarily includes actuarial losses resulting from decreases in discount rates for the international pension plans, and other assumption changes for the postretirement plans, largely offset by actuarial gains resulting from increases in discount rates for the U.S. pension plans. For 2023, primarily included actuarial gains resulting from increases in discount rates for the international pension plans.

(c) Our U.S. qualified plan, U.S. postretirement plan and many of our larger funded international plans were overfunded as of December 31, 2024.

D. Plan Assets

The following provides the components of plan assets:

(MILLIONS EXCEPT TARGET ALLOCATION PERCENTAGE)	Target Allocation Percentage	As of December 31, 2024					As of December 31, 2023				
			Fair Value			Assets Measured at NAV(a)		Fair Value			Assets Measured at NAV(a)
		Total	Level 1	Level 2	Level 3		Total	Level 1	Level 2	Level 3	
U.S. pension plans											
Cash and cash equivalents	0-10%	$ 533	$ 56	$ 477	$ —	$ —	$ 606	$ 47	$ 559	$ —	$ —
Equity securities:	10-40%										
Global equity securities		1,341	1,341	—	—	—	1,537	1,537	—	1	—
Equity commingled funds		97	—	97	—	—	100	—	100	—	—
Fixed income securities:	45-80%										
Corporate debt securities		2,878	4	2,874	—	—	3,668	1	3,667	—	—
Government and agency obligations(b)		2,059	—	2,059	—	—	1,971	—	1,971	—	—
Fixed income commingled funds		42	—	12	—	30	25	—	14	—	11
Other investments:	5-35%										
Partnership investments(c)		2,665	—	—	—	2,665	2,449	—	—	—	2,449
Insurance contracts		—	—	—	—	—	99	—	99	—	—
Other commingled funds(d)		333	—	—	—	333	479	—	—	—	479
Total	100 %	$9,948	$1,401	$5,518	$ —	$ 3,028	$10,935	$1,585	$ 6,410	$ 1	$ 2,939
International pension plans											
Cash and cash equivalents	0-10%	$ 310	$ 138	$ 172	$ —	$ —	$ 268	$ 120	$ 148	$ —	$ —
Equity securities:	10-20%										
Equity commingled funds		704	—	619	—	86	633	—	587	—	46
Fixed income securities:	45-70%										
Corporate debt securities		638	—	633	5	—	617	—	617	—	—
Government and agency obligations(b)		960	1	960	—	—	848	—	848	—	—
Fixed income commingled funds		1,750	—	1,064	—	686	1,852	—	872	—	980
Other investments:	15-35%										
Partnership investments(c)		147	—	2	—	145	145	—	2	—	142
Insurance contracts		1,221	—	45	1,176	—	1,151	—	55	1,096	—
Other(d)		965	35	147	252	531	1,039	—	167	244	628
Total	100 %	$6,696	$ 174	$3,642	$1,433	$ 1,447	$ 6,552	$ 120	$ 3,295	$1,340	$ 1,796
U.S. postretirement plans(e)											
Cash and cash equivalents	0-5%	$ 12	$ —	$ 12	$ —	$ —	$ 3	$ 1	$ 2	$ —	$ —
Insurance contracts	95-100%	724	—	724	—	—	633	—	633	—	—
Total	100 %	$ 736	$ —	$ 736	$ —	$ —	$ 636	$ 1	$ 635	$ —	$ —

(a) Certain investments that are measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The NAV amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented for the total pension benefits plan assets.

(b) Government and agency obligations are inclusive of repurchase agreements.

(c) Mainly includes investments in private equity, private debt and real estate.

(d) Mostly includes investments in hedge funds and real estate.

(e) Reflects postretirement plan assets, which support our U.S. retiree medical plans.

The following provides an analysis of the changes in our more significant investments valued using significant unobservable inputs:

(MILLIONS)	International Pension Plans	
	Year Ended December 31,	
	2024	2023
Fair value, beginning	$ **1,340**	$ 1,455
Actual return on plan assets:		
Assets held, ending	**8**	(96)
Assets sold during the period	**—**	(3)
Purchases, sales, and settlements, net	**(79)**	(155)
Transfer into/(out of) Level 3	**168**	81
Exchange rate changes	**(5)**	59
Fair value, ending	$ **1,433**	$ 1,340

The following methods and assumptions were used to estimate the fair value of our pension and postretirement plans' assets:

- Cash and cash equivalents: Level 1 investments may include cash, cash equivalents and foreign currency valued using exchange rates. Level 2 investments may include short-term investment funds which are commingled funds priced at a stable NAV by the administrator of the funds.

- Equity securities: Level 1 investments may include individual securities that are valued at the closing price or last trade reported on the major market on which they are traded. Level 1 and Level 2 investments may include commingled funds that have a readily determinable fair value based on quoted prices on an exchange or a published NAV derived from the quoted prices in active markets of the underlying securities. Level 3 investments may include individual securities that are unlisted, delisted, suspended, or illiquid and are typically valued using their last available price.

- Fixed income securities: Level 1 investments may include individual securities that are valued at the closing price or last trade reported on the major market on which they are traded. Level 2 investments may include commingled funds that have a readily determinable fair value based on observable prices of the underlying securities. Level 2 investments may include corporate bonds, government and government agency obligations and other fixed income securities valued using bid evaluation pricing models or quoted prices of securities with similar characteristics. Level 3 investments may include securities that are valued using alternative pricing sources, such as investment managers or brokers, which use proprietary pricing models that incorporate unobservable inputs.

- Other investments: Level 1 investments may include individual securities that are valued at the closing price or last trade reported on the major market on which they are traded. Level 2 investments may include insurance contracts which invest in interest bearing cash, U.S. government securities and corporate debt instruments. Level 3 investments may include securities or insurance contracts that are valued using alternative pricing sources, such as investment managers or brokers, which use proprietary pricing models that incorporate unobservable inputs.

Equity securities, Fixed income securities and Other investments may each be combined into commingled funds. Most commingled funds are valued to reflect the interest in the fund based on the reported year-end NAV. Partnership and Other investments are valued based on year-end reported NAV (or its equivalent), with adjustments as appropriate for lagged reporting of up to three months.

Certain investments are authorized to include derivatives, such as equity or bond futures, swaps, options and currency futures or forwards for managing risks and exposures.

Global plan assets are managed with the objective of generating returns that will enable the plans to meet their future obligations, while seeking to manage net periodic benefit costs and cash contributions over the long-term. We utilize long-term asset allocation ranges in the management of our plans' invested assets. Our long-term return expectations are developed based on a diversified, global investment strategy that takes into account historical experience, as well as the impact of portfolio diversification, active portfolio management, and our view of current and future economic and financial market conditions. As market conditions and other factors change, we may adjust our targets accordingly and our asset allocations may vary from the target allocations.

E. Cash Flows

It is our practice to fund amounts for our qualified pension plans that are at least sufficient to meet the minimum requirements set forth in applicable employee benefit laws and local tax laws.

The following provides the expected future cash flow information related to our benefit plans:

| (MILLIONS) | Pension Plans | | | | Postretirement Plans | |
	U.S.		International			
Expected employer contributions:						
2025	$	90	$	144	$	40
Expected benefit payments:						
2025	$	871	$	384	$	44
2026		858		366		47
2027		844		384		49
2028		825		385		50
2029		815		392		50
2030–2034		3,760		2,067		245

The above table reflects the total U.S. and international plan benefits projected to be paid from the plans or from our general assets under the current actuarial assumptions used for the calculation of the benefit obligation.

F. Defined Contribution Plans

We have defined contribution plans in the U.S. and other countries. For the majority of the U.S. defined contribution plans, employees may contribute a portion of their salaries and bonuses to the plans, and we match, in cash, a portion of the employee contributions. We also offer a Retirement Savings Contribution which is an annual non-contributory employer contribution in the U.S. and Puerto Rico. We recorded charges related to the employer contributions to global defined contribution plans of $800 million in 2024, $843 million in 2023 and $770 million in 2022.

Note 12. Equity

A. Common Stock Purchases

We have authorization to purchase our common stock through privately negotiated transactions or in the open market as circumstances and prices warrant. Purchased shares under a share-purchase plan, which is authorized by our BOD, are available for general corporate purposes. In December 2018, the BOD authorized a $10 billion share repurchase program to be utilized over time and share repurchases commenced thereunder in the first quarter of 2019.

In the first quarter of 2022, we purchased 39 million shares of our common stock at a cost of $2 billion under our publicly announced share-purchase plan. Our remaining share-purchase authorization was $3.3 billion as of December 31, 2024.

B. Preferred Stock

We have 27 million authorized shares of preferred stock without par value; no shares were issued or outstanding as of December 31, 2024 and 2023.

C. Employee Stock Ownership Plans

We have one ESOP that holds common stock of the Company (Common ESOP). As of December 31, 2024, all shares of common stock held by the Common ESOP have been allocated to the Pfizer U.S. defined contribution plan participants. The compensation cost related to the Common ESOP was $16 million for 2024, $20 million for 2023 and $19 million for 2022.

Note 13. Share-Based Payments

Our compensation programs can include share-based payment awards with value that is determined by reference to the fair value of our shares and that provide for the grant of shares or options to acquire shares or similar arrangements. Our share-based awards are designed based on competitive survey data or industry peer groups used for compensation purposes, and are allocated between different long-term incentive awards, generally in the form of Total Shareholder Return Units (TSRUs), Restricted Stock Units (RSUs), Portfolio Performance Shares (PPSs), Performance Share Awards (PSAs), Breakthrough Performance Awards (BPAs) and stock options, as determined by the Compensation Committee of our BOD. No BPAs were granted in 2024 and no BPAs were outstanding as of December 31, 2024.

The Amended and Restated 2019 Stock Plan (2019 Plan) replaced and superseded the original 2019 Stock Plan. The 2019 Plan provides for 320 million shares to be authorized for grants plus any shares remaining available for grant under the original 2019 Stock Plan as of April 25, 2024 (the carryforward shares). The RSUs count as three shares, and PPSs, PSAs and BPAs count as three shares times the maximum potential payout, while TSRUs and stock options count as one share, toward the maximum shares available under the 2019 Plan. As of December 31, 2024, 441 million shares were available for award. Although not required to do so, we have used authorized and unissued shares and, to a lesser extent, treasury stock to satisfy our obligations under these programs.

A summary of the awards and valuation details:

Awarded to	Terms	Valuation	Recognition and Presentation
Total Shareholder Return Units (TSRUs)			
Senior and other key management and select employees	• Entitle the holder to receive shares of our common stock with a value equal to the difference between the defined settlement price and the grant price, plus the dividend equivalents accumulated during the five or seven-year term, if and to the extent the total value is positive. • Settlement price is the average closing price of our common stock during the 20 trading days ending on the fifth or seventh anniversary of the grant, as applicable; the grant price is the closing price of our common stock on the date of the grant. • Automatically settle on the fifth or seventh anniversary of the grant but vest on the third anniversary of the grant. Certain 2022 and 2023 five-year grants were modified during 2024 (for active colleagues) to vest on the fifth anniversary and settle on the seventh anniversary of the grant. • Retirement-eligible holders can convert their TSRUs, when vested, into Profit Units (PTUs) with a conversion ratio based on a calculation used to determine the shares at TSRU settlement. The PTUs are entitled to earn Dividend Equivalent Units (DEUs), and the PTUs and DEUs will be settled in our common stock on the TSRUs' original settlement date and will be subject to the terms and conditions of the original grant including forfeiture provisions.	As of the grant date using a Monte Carlo simulation model	Amortized on a straight-line basis over the vesting term into *Cost of sales*, *Selling, informational and administrative expenses*, and/or *Research and development expenses*, as appropriate.
Restricted Stock Units (RSUs)			
Select employees	• Entitle the holder to receive a specified number of shares of our common stock, including dividend equivalents that are reinvested into additional RSUs. • For RSUs granted before 2022, generally in all instances, the units vest on the third anniversary of the grant date assuming continuous service from the grant date. Beginning in 2022, generally in all instances, the units vest and distribute one-third per year for three years on each of the three annual anniversaries from the date of grant assuming continuous service from the grant date.	As of the grant date using the closing price of our common stock	Amortized on a straight-line basis for RSUs granted before 2022, and on an accelerated attribution approach for RSUs granted beginning in 2022, over the vesting term into *Cost of sales*, *Selling, informational and administrative expenses*, and/or *Research and development expenses*, as appropriate.
Portfolio Performance Shares (PPSs)			
Select employees	• Entitle the holder to receive, at the end of the performance period, shares of our common stock, if any, including shares resulting from dividend equivalents earned on such shares. • For PPSs granted, the awards vest on the third anniversary of the grant assuming continuous service from the grant date and the number of shares paid, if any, depends on the achievement of predetermined goals related to Pfizer's long-term product portfolio during a three or five-year performance period from the year of the grant date, as applicable. • The number of shares that may be earned ranges from 0% to 200% of the initial award depending on goal achievement over the performance period.	As of the grant date using the intrinsic value method using the closing price of our common stock	Amortized on a straight-line basis over the vesting term into *Cost of sales*, *Selling, informational and administrative expenses* and/or *Research and development expenses*, as appropriate, and adjusted each reporting period, as necessary, to reflect changes in the price of our common stock, the number of shares that are probable of being earned, and management's assessment of the probability that the specified performance criteria will be achieved.
Performance Share Awards (PSAs)			

Senior and other key management	• Entitle the holder to receive, at the end of the performance period, shares of our common stock (retirees) earned, if any, or an equal value in cash (active colleagues), including dividend equivalents on shares earned, dependent upon the achievement of predetermined goals related to two measures:
	  a. Adjusted net income over three one-year periods; and
	  b. TSR as compared to the NYSE ARCA Pharmaceutical Index (DRG Index) over the three-year performance period.
	• PSAs vest on the third anniversary of the grant assuming continuous service from the grant date. PSA awards granted in 2022 and 2023 were modified during 2024 (for active colleagues) to vest on the fifth anniversary of the grant.
	• The award that may be earned ranges from 0% to 200% of the target award depending on goal achievement over the performance period.
		As of the grant date using the intrinsic value method using the closing price of our common stock	Amortized on a straight-line basis over the vesting term into *Cost of sales*, *Selling, informational and administrative expenses*, and/or *Research and development expenses*, as appropriate, and adjusted each reporting period, as necessary, to reflect changes in the price of our common stock, the number of shares that are probable of being earned and management's assessment of the probability that the specified performance criteria will be achieved.

Awarded to	Terms	Valuation	Recognition and Presentation
Breakthrough Performance Awards (BPAs)			
Select employees identified as instrumental in delivering medicines to patients (excluding executive officers)	• Entitle the holder to receive, at the end of the performance period, shares of our common stock, if any, including shares resulting from dividend equivalents earned on such shares. • For BPAs granted, the awards, if earned/vested, are settled at the end of the performance period, but no earlier than the one-year anniversary of the date of grant and dependent upon the achievement of the respective predetermined performance goals related to advancing Pfizer's product pipeline during the performance period. • The number of shares that may be earned ranges from 0% to 600% of the target award depending on the level and timing of goal achievement over the performance period.	As of the grant date using the intrinsic value method using the closing price of our common stock	Amortized on a straight-line basis over the probable vesting term into *Cost of sales, Selling, informational and administrative expenses*, and/or *Research and development expenses*, as appropriate, and adjusted each reporting period, as necessary, to reflect changes in the price of our common stock, the number of shares that are probable of being earned and management's assessment of the probability that the specified performance criteria will be achieved and/or management's assessment of the probable vesting term.
Stock Options			
Select employees	• Entitle the holder to purchase a specified number of shares of our common stock at a price per share equal to the closing market price of our common stock on the date of grant, for a period of time when vested. • Since 2016, only a limited set of non-U.S. employees received stock option grants. No stock options were awarded to senior and other key management in any period presented. • Stock options vest on the third anniversary of the grant assuming continuous service from the grant date and have a contractual term of 10 years.	As of the grant date using the Black-Scholes-Merton option-pricing model	Amortized on a straight-line basis over the vesting term into *Cost of sales, Selling, informational and administrative expenses*, and/or *Research and development expenses*, as appropriate.

The following provides data related to all TSRU, RSU, PPS, PSA and stock option activity:

(MILLIONS, EXCEPT FAIR VALUE OF SHARES VESTED PER TSRU AND STOCK OPTION AND YEARS)	TSRUs			RSUs			PPSs			PSAs			Stock Options		
Year Ended December 31,	**2024**	2023	2022	**2024**	2023	2022	**2024**	2023	2022	**2024**	2023	2022	**2024**	2023	2022
Total fair value of shares vested[a]	**$7.05**	$10.71	$11.72	**$469**	$505	$345	**$176**	$116	$145	**$ —**	$58	$57	**$4.08**	$7.88	$9.44
Total intrinsic value of options exercised or share units converted	**$29**	$755	$1,131				**$123**	$250	$280				**$ —**	$102	$247
Cash received upon exercise													**$ —**	$181	$260
Tax benefits realized from exercise													**$ —**	$20	$46
Compensation cost recognized/ (reduced), pre-tax	**$246**	$244	$255	**$394**	$437	$402	**$252**	$(138)	$144	**$(21)**	$(5)	$73	**$4**	$4	$4
Total compensation cost related to nonvested awards not yet recognized, pre-tax	**$270**	$192	$179	**$214**	$212	$266	**$107**	$81	$135	**$40**	$22	$38	**$4**	$4	$3
Weighted-average period over which cost is expected to be recognized (years)	**2.1**	1.7	1.7	**1.8**	1.8	1.7	**1.9**	1.8	1.7	**1.7**	1.8	1.8	**1.7**	1.7	1.7

[a] Weighted-average GDFV per TSRUs and stock options.

Total share-based payment expense was $877 million, $525 million and $872 million in 2024, 2023 and 2022, respectively. Tax benefit for share-based compensation expense was $165 million, $93 million and $160 million in 2024, 2023 and 2022, respectively.

The table above excludes total expense due to the modification for share-based awards in connection with our cost reduction/productivity initiatives, which was not significant for all years presented and is recorded in *Restructuring charges and certain acquisition-related costs* (see *Note 3*). Amounts capitalized as part of inventory cost were not significant for any period presented.

Summary of the weighted-average assumptions used in the valuation of TSRUs and stock options:

Year Ended December 31,	TSRUs			Stock Options		
	2024	2023	2022	**2024**	2023	2022
Expected dividend yield (based on a constant dividend yield during the expected term)	**6.06%**	3.80%	3.42%	**6.06%**	3.80%	3.42%
Risk-free interest rate (based on interpolated yield on U.S. Treasury zero-coupon issues)	**4.31%**	4.08%	1.87%	**4.32%**	4.03%	1.93%
Expected stock price volatility (based on implied volatility, after consideration of historical volatility)	**26.56%**	23.23%	29.20%	**26.56%**	23.23%	29.21%
TSRUs contractual/stock options expected term, years (based on historical exercise and post-vesting termination patterns for stock options)	**5.15**	5.15	5.17	**6.50**	6.50	6.50

Summary of all TSRU, RSU, PPS and PSA activity during 2024 (with the shares granted representing the maximum award that could be achieved for PPSs and PSAs):

	TSRUs			RSUs		PPSs[a]		PSAs	
	TSRUs	Per TSRU, Weighted Average		Shares	Weighted Avg. GDFV per share	Shares	Weighted Avg. Intrinsic Value per share	Shares	Weighted Avg. Intrinsic Value per share
	(Thousands)	GDFV	Grant Price	(Thousands)		(Thousands)		(Thousands)	
Nonvested, December 31, 2023	77,673	$ 9.67	$ 39.92	25,844	$ 40.08	22,225	$ 28.79	4,734	$ 28.79
Granted	43,674	7.05	26.90	17,073	26.97	13,535	26.92	2,597	26.89
Vested	(31,076)	7.42	33.87	(16,874)	37.89	(6,329)	27.76	—	—
Reinvested dividend equivalents				1,541	28.17				
Forfeited	(5,370)	8.66	33.90	(2,024)	32.20	(3,274)	28.03	(1,810)	27.79
Nonvested, December 31, 2024	84,902	$ 9.63	$ 35.87	25,561	$ 32.67	26,156	$ 26.53	5,521	$ 26.53

[a] Vested and non-vested shares outstanding, but not paid as of December 31, 2024 were 33.9 million.

Summary of TSRU and PTU information as of December 31, 2024[a], [b]:

	TSRUs (Thousands)	PTUs (Thousands)	Weighted-Average Grant Price Per TSRU	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (Millions)[c]
TSRUs Outstanding	167,977		$ 34.17	2.5	$ 122
TSRUs Vested	83,075		32.44	0.7	86
TSRUs Expected to vest[d]	80,014		$ 35.93	4.3	34
Outstanding PTUs converted from TSRUs exercised		586		0.2	$ 16

[a] In 2024, we settled 2,419,674 TSRUs with a weighted-average grant price of $27.76 per unit.
[b] In 2024, 1,150,382 TSRUs with a weighted-average grant price of $31.54 per unit were converted into 100,307 PTUs.
[c] Market price of our underlying common stock less grant price plus dividend equivalents to date.
[d] The number of TSRUs expected to vest takes into account an estimate of expected forfeitures.

Summary of all stock option activity during 2024:

	Shares (Thousands)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value[a] (Millions)
Outstanding, December 31, 2023	28,452	$ 32.66		
Granted	1,372	26.90		
Exercised	(4)	29.06		
Forfeited	(235)	33.52		
Expired	(9,964)	30.69		
Outstanding, December 31, 2024	19,621	33.24	1.9	$ —
Vested and expected to vest, December 31, 2024[b]	19,510	33.26	1.9	—
Exercisable, December 31, 2024	17,447	$ 33.12	1.1	$ —

[a] Market price of our underlying common stock less exercise price.
[b] The number of options expected to vest takes into account an estimate of expected forfeitures.

Note 14. Earnings Per Common Share Attributable to Pfizer Inc. Common Shareholders

The following presents the detailed calculation of *EPS:*

	Year Ended December 31,		
(MILLIONS)	2024	2023	2022
EPS Numerator			
Income from continuing operations attributable to Pfizer Inc. common shareholders	$ 8,020	$ 2,134	$ 31,366
Discontinued operations—net of tax	11	(15)	6
Net income attributable to Pfizer Inc. common shareholders	$ 8,031	$ 2,119	$ 31,372
EPS Denominator			
Weighted-average common shares outstanding—Basic	5,664	5,643	5,608
Common-share equivalents	36	66	125
Weighted-average common shares outstanding—Diluted	5,700	5,709	5,733
Anti-dilutive common stock equivalents[a]	24	9	1

[a] These common stock equivalents were outstanding for the periods presented, but were not included in the computation of diluted EPS for those periods because their inclusion would have had an anti-dilutive effect.

Note 15. Leases

We lease real estate, fleet, and equipment for use in our operations. Our leases generally have lease terms of 1 to 30 years, some of which include options to terminate or extend leases for up to 5 to 10 years or on a month-to-month basis. We include options that are reasonably certain to be exercised as part of the determination of lease terms. We may negotiate termination clauses in anticipation of any changes in market conditions, but generally these termination options have not been exercised. Residual value guarantees are generally not included within our operating leases with the exception of some fleet leases. In addition to base rent payments, the leases may require us to pay directly for taxes and other non-lease components, such as insurance, maintenance and other operating expenses, which may be dependent on usage or vary month-to-month. Variable lease payments amounted to $517 million in 2024, $444 million in 2023 and $536 million in 2022. We elected the practical expedient to not separate non-lease components from lease components in calculating the amounts of ROU assets and lease liabilities for all underlying asset classes.

We determine if an arrangement is a lease at inception of the contract and we perform the lease classification test as of the lease commencement date. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our estimated incremental borrowing rate based on the information available at commencement date in determining the present value of future payments.

For operating leases, the ROU assets and liabilities in our consolidated balance sheets follows:

		As of December 31,	
(MILLIONS)	Balance Sheet Classification	**2024**	2023
ROU assets	*Other noncurrent assets*	**$ 2,289**	$ 2,924
Lease liabilities (short-term)	*Other current liabilities*	**356**	527
Lease liabilities (long-term)	*Other noncurrent liabilities*	**2,286**	2,626

Components of total lease cost includes:

	Year Ended December 31,		
(MILLIONS)	**2024**	2023	2022
Operating lease cost	**$ 683**	$ 863	$ 714
Variable lease cost	**517**	444	536
Sublease income	**(23)**	(24)	(32)
Total lease cost	**$ 1,177**	$ 1,283	$ 1,218

Other supplemental information follows:

	As of December 31,	
(MILLIONS)	**2024**	2023
Operating leases		
Weighted-Average Remaining Contractual Lease Term (Years)	**10.2**	10.8
Weighted-Average Discount Rate	**3.7 %**	3.8 %

	Year Ended December 31,		
(MILLIONS)	**2024**	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	**$ 601**	$ 744	$ 617
(Gains)/losses on sale and leaseback transactions, net	**29**	(49)	11

The following reconciles the undiscounted cash flows for the first five years and total of the remaining years to the operating lease liabilities recorded in the consolidated balance sheet as of December 31, 2024:

(MILLIONS)	
Period	Operating Lease Liabilities
Next one year[a]	$ 443
1-2 years	406
2-3 years	361
3-4 years	281
4-5 years	239
Thereafter	1,468
Total undiscounted lease payments	3,197
Less: Imputed interest	556
Present value of minimum lease payments	2,642
Less: Current portion	356
Noncurrent portion	$ 2,286

[a] Reflects lease payments due within 12 months subsequent to the balance sheet date.

Note 16. Contingencies and Certain Commitments

We and certain of our subsidiaries are subject to numerous contingencies arising in the ordinary course of business, including tax and legal contingencies, guarantees and indemnifications. The following outlines our legal contingencies, guarantees and indemnifications. For a discussion of our tax contingencies, see *Note 5D*.

A. Legal Proceedings

Our legal contingencies include, but are not limited to, the following:

- Patent litigation, which typically involves challenges to the coverage and/or validity of patents on various products, processes or dosage forms. An adverse outcome could result in loss of patent protection for a product, a significant loss of revenues from a product or impairment of the value of associated assets. We are the plaintiff in the majority of these actions.

- Product liability and other product-related litigation related to current or former products, which can include personal injury, consumer fraud, off-label promotion, securities, antitrust and breach of contract claims, among others, and often involves highly complex issues relating to medical causation, label warnings and reliance on those warnings, scientific evidence and findings, actual, provable injury and other matters.

- Commercial and other asserted or unasserted matters, which can include acquisition-, licensing-, intellectual property-, collaboration- or co-promotion-related and product-pricing claims and environmental claims and proceedings, and can involve complexities that will vary from matter to matter.

- Government investigations, which often are related to the extensive regulation of pharmaceutical companies by national, state and local government agencies in the U.S. and in other jurisdictions.

Certain of these contingencies could result in increased expenses and/or losses, including damages, royalty payments, fines and/or civil penalties, which could be substantial, and/or criminal charges.

We believe that our claims and defenses in matters in which we are a defendant are substantial, but litigation is inherently unpredictable and excessive verdicts do occur. We do not believe that any of these matters will have a material adverse effect on our financial position. However, we could incur judgments, enter into settlements or revise our expectations regarding the outcome of matters, which could have a material adverse effect on our results of operations and/or our cash flows in the period in which the amounts are accrued or paid.

We have accrued for losses that are both probable and reasonably estimable. Substantially all of our contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex. Consequently, we are unable to estimate the range of reasonably possible loss in excess of amounts accrued. Our assessments, which result from a complex series of judgments about future events and uncertainties, are based on estimates and assumptions that have been deemed reasonable by management, but that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions.

Amounts recorded for legal and environmental contingencies can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For proceedings under environmental laws to which a governmental authority is a party, we have adopted a disclosure threshold of $1 million in potential or actual governmental monetary sanctions.

The principal pending matters to which we are a party are discussed below. In determining whether a pending matter is a principal matter, we consider both quantitative and qualitative factors to assess materiality, such as, among others, the amount of damages and the nature of other relief sought, if specified; our view of the merits of the claims and of the strength of our defenses; whether the action purports to be, or is, a class action and, if not certified, our view of the likelihood that a class will be certified by the court; the jurisdiction in which the proceeding is pending; whether related actions have been transferred to multidistrict litigation; any experience that we or, to our knowledge, other companies have had in similar proceedings; whether disclosure of the action would be important to a reader of our financial statements, including whether disclosure might change a reader's judgment about our financial statements in light of all of the information that is available to the reader; the potential impact of the proceeding on our reputation; and the extent of public interest in the matter. In addition, with respect to patent matters in which we are the plaintiff, we consider, among other things, the financial significance of the product protected by the patent(s) at issue. Some of the matters discussed below include those which management believes that the likelihood of possible loss in excess of amounts accrued is remote.

A1. Legal Proceedings—Patent Litigation

We are involved in suits relating to our patents (or those of our collaboration/licensing partners to which we have licenses or co-promotion rights), including but not limited to, those discussed below. We face claims by generic drug manufacturers that patents covering our products (or those of our collaboration/licensing partners to which we have licenses or co-promotion rights and to which we may or may not be a party), processes or dosage forms are invalid and/or do not cover the product of the generic drug manufacturer. Also, counterclaims, as well as various independent actions, have been filed alleging that our assertions of, or attempts to enforce, patent rights with respect to certain products constitute unfair competition and/or violations of antitrust laws. In addition to the challenges to the U.S. patents that are discussed below, patent rights to certain of our products or those of our collaboration/licensing partners are being challenged in various other jurisdictions. Some of our collaboration or licensing partners face challenges to the validity of their patent rights in non-U.S. jurisdictions. For example, in April 2022, the U.K. High Court issued a judgment finding invalid a BMS patent related to Eliquis due to expire in 2026. In May 2023, the Court of Appeal dismissed BMS's appeal and in October 2023, the Supreme Court refused BMS permission to appeal. Additional challenges are pending in other jurisdictions. Also, in July 2022, CureVac AG (CureVac) brought a patent infringement action against BioNTech and certain of its subsidiaries in the German Regional Court alleging that Comirnaty infringes certain German utility model patents and certain expired and unexpired European patents. Additional challenges involving Comirnaty patents may be filed against us and/or BioNTech in other jurisdictions in the future. Adverse decisions in these matters could have a material adverse effect on our results of operations. We are also party to patent damages suits in various jurisdictions pursuant to which generic drug manufacturers, payors, governments or other parties are seeking damages from us for allegedly causing delay of generic entry.

We also are often involved in other proceedings, such as inter partes review, post-grant review, re-examination or opposition proceedings, before the U.S. Patent and Trademark Office, the European Patent Office, or other foreign counterparts, as well as court proceedings relating to our intellectual property or the intellectual property rights of others, including challenges to such rights initiated by us. Also, if one of our patents (or one of our collaboration/licensing partner's patents) is found to be invalid by such proceedings, generic or competitive products could be introduced into the market resulting in the erosion of sales of our existing products. For example, several of the patents in our pneumococcal vaccine portfolio have been challenged in inter partes review and post-grant review proceedings in the U.S. Patent and Trademark Office, as well as outside the U.S. The invalidation of any of the patents in our pneumococcal portfolio could potentially allow additional competitor vaccines, if approved, to enter the marketplace earlier than anticipated. In the event that any of the patents are found valid and infringed, a competitor's vaccine, if approved, might be prohibited from entering the market or a competitor might be required to pay us a royalty.

We are also subject to patent litigation pursuant to which one or more third parties seek damages and/or injunctive relief to compensate for alleged infringement of its patents by our commercial or other activities. If one of our marketed products (or a product of our collaboration/licensing partners to which we have licenses or co-promotion rights) is found to infringe valid patent rights of a third party, such third party may be awarded significant damages or royalty payments, or we may be prevented from further sales of that product. Such damages may be enhanced as much as three-fold if we or one of our subsidiaries is found to have willfully infringed valid patent rights of a third party.

Actions In Which We Are The Plaintiff

Xeljanz (tofacitinib)
Beginning in 2017, we brought patent-infringement actions against several generic manufacturers that filed separate abbreviated new drug applications (ANDAs) with the FDA seeking approval to market their generic versions of tofacitinib tablets in one or both of 5 mg and 10 mg dosage strengths, and in both immediate and extended release forms. To date, we have settled actions with several manufacturers on terms not material to us. The remaining actions continue in the U.S. District Court for the District of Delaware as described below.

In August 2024, we brought a patent infringement action against SpecGx LLC (SpecGX) asserting the infringement and validity of our composition of matter patent, covering immediate release formulations of tofacitinib that was challenged by SpecGX in its ANDA seeking approval to market a generic version of tofacitinib 5 mg and 10 mg immediate release tablets. In November 2024, we settled the action against SpecGX on terms not material to us.

In October 2024, we brought a patent infringement action against Breckenridge Pharmaceutical, Inc. (Breckenridge) asserting the infringement and validity of our composition of patent, covering immediate release formulations of tofacitinib that was challenged by Breckenridge in its ANDA seeking approval to market a generic version of tofacitinib 10 mg immediate release tablets. In November 2024, we settled the action against Breckenridge on terms not material to us.

In December 2024, we brought a patent infringement action against Alkem Laboratories Ltd. (Alkem) asserting the infringement and validity of our composition of matter patent, covering immediate release formulations of tofacitinib that was challenged by Alkem in its ANDA seeking approval to market a generic version of tofacitinib 5 mg and 10 mg immediate release tablets.

Mektovi (binimetinib)
Beginning in August 2022, two generic companies notified us that they had filed ANDAs with the FDA seeking approval to market generic versions of Mektovi. The companies assert the invalidity and non-infringement of two method of use patents expiring in 2030, a method of use patent expiring in 2031, two method of use patents expiring in 2033, and a product by process patent expiring in 2033. Beginning in September 2022, we brought patent infringement actions against both of the generic filers in the U.S. District Court for the District of Delaware, asserting the validity and infringement of all six patents. In January 2025, we settled with one of the generic companies on terms not material to us.

In August 2022, we received notice from Teva Pharmaceuticals, Inc. (Teva) that it had filed an ANDA seeking approval to market a generic version of Mektovi. Teva asserts the invalidity and non-infringement of two method of use patents expiring in 2033 and a product by process patent expiring in 2033. In June 2023, we brought a patent infringement action against Teva in the U.S. District Court for the District of Delaware, asserting the validity and infringement of the three patents.

Vyndaqel-Vyndamax (tafamidis/tafamidis meglumine)
Beginning in June 2023, several generic companies notified us that they had filed ANDAs with the FDA seeking approval to market generic versions of tafamidis capsules (61 mg) or tafamidis meglumine capsules (20 mg), challenging some or all of the patents listed in the FDA's Orange Book for Vyndamax (tafamidis) and Vyndaqel (tafamidis meglumine). Scripps Research Institute (Scripps) owns the composition of matter patent and the method of treatment patents covering the products, and Pfizer is the exclusive licensee. Pfizer separately owns the crystalline form patent. Beginning in August 2023, we and Scripps brought patent infringement actions against the generic filers in the U.S. District Court for the District of Delaware, asserting the validity and infringement of the patents in suit. Pfizer is the sole plaintiff in actions that assert only the infringement and validity of the crystalline form patent.

Oxbryta (voxelotor)
In January 2024, Zydus Pharmaceuticals (USA) Inc., Zydus Lifesciences Limited, and Zydus Worldwide DMCC (collectively, Zydus) and MSN Pharmaceuticals Inc. and MSN Laboratories Private Ltd. (collectively, MSN) separately notified us that they had filed ANDAs with the FDA seeking approval to market generic versions of voxelotor tablets, challenging some of the patents listed in the FDA's Orange Book for Oxbryta (voxelotor tablets in 300 mg and 500 mg strengths and/or for oral suspension) on non-infringement grounds. In March 2024, we filed patent infringement actions against both generic filers in the U.S. District Court for the District of Delaware, asserting the validity and infringement of the challenged patents. Zydus and MSN have not challenged our composition of matter patents or method of treatment patents for Oxbryta.

Nurtec (rimegepant)
In April 2024, Rubicon Research Private Limited, Teva Pharmaceuticals, Inc., Changzhou Pharmaceutical Factory, Natco Pharma Limited and Natco Pharma, Inc., MSN, Aurobindo Pharma Limited, Apitoria Pharma Private Limited and Aurobindo Pharma U.S.A. Inc. (collectively, Aurobindo) and Apotex Inc. and Apotex Corp. (collectively, Apotex) notified us that they had filed ANDAs with the FDA seeking approval to market generic versions of rimegepant orally disintegrating tablets, claiming noninfringement and/or challenging the validity of some or all of the patents listed in the FDA's Orange Book for Nurtec (rimegepant orally disintegrating tablets Eq 75 mg base). In May 2024, we filed patent infringement actions against all the generic filers in the U.S. District Court for the District of Delaware.

Xtandi (enzalutamide)
Beginning in August 2024, several generic companies notified us that they had filed ANDAs with the FDA seeking approval to market generic versions of Xtandi, challenging some or all of the patents listed in the FDA's Orange Book for Xtandi. Beginning in August 2024, we brought patent infringement actions against the generic filers in the U.S. District Court for the District of New Jersey, asserting the validity and infringement of the patents in suit.

Inlyta (axitinib)
In October 2024, Sandoz Inc. (Sandoz) notified us that it had filed an ANDA with the FDA seeking approval to market a generic version of Inlyta. Sandoz asserts the invalidity and non-infringement of the crystalline form patent for Inlyta that expires in 2030. In November 2024, we filed suit against Sandoz in the U.S. District Court for the District of Delaware, asserting the validity and infringement of the crystalline form patent for Inlyta.

Actions in Which We are the Defendant

Comirnaty (tozinameran)
In March 2022, Alnylam Pharmaceuticals, Inc. (Alnylam) filed a complaint in the U.S. District Court for the District of Delaware against Pfizer and Pharmacia & Upjohn Company LLC, our wholly owned subsidiary, alleging that Comirnaty infringes a U.S. patent issued in February 2022, and seeking unspecified monetary damages. In July 2022, Alnylam filed a second complaint in the U.S. District Court for the District of Delaware against Pfizer, Pharmacia & Upjohn Company LLC, BioNTech and BioNTech Manufacturing GmbH, alleging that Comirnaty infringes a U.S. patent issued in July 2022, and seeking unspecified monetary damages. In May 2023, Alnylam filed a separate complaint in the U.S. District Court for the District of Delaware against Pfizer and Pharmacia & Upjohn Company LLC alleging that Comirnaty infringes four additional U.S. patents issued on various dates in 2023 and seeking unspecified monetary damages.

In August 2022, ModernaTX, Inc. (ModernaTX) and Moderna US, Inc. (Moderna) sued Pfizer, BioNTech, BioNTech Manufacturing GmbH and BioNTech US Inc. in the U.S. District Court for the District of Massachusetts, alleging that Comirnaty infringes three U.S. patents. In its complaint, Moderna stated that it is seeking damages for alleged infringement occurring after March 7, 2022. In March 2024, the U.S. Patent Office Patent Trial & Appeal Board instituted a review of two of the three patents in suit.

In August 2022, ModernaTX filed a patent infringement action in Germany against Pfizer and certain subsidiary companies, as well as BioNTech and certain subsidiary companies, alleging that Comirnaty infringes two European patents. In September 2022, ModernaTX filed patent infringement actions in the U.K. and in the Netherlands against Pfizer and certain subsidiary companies, as well as BioNTech and certain subsidiary companies, on the same two European patents. In its complaints, ModernaTX stated that it is seeking damages for alleged infringement occurring after March 7, 2022. In November 2023, one of the European patents was revoked by the European Patent Office. In December 2023, the other European patent was declared invalid by a court in the Netherlands (the invalidity decision is limited to the Netherlands). In July 2024, the U.K. court revoked one patent, ruling that it was invalid, and held that the other patent was valid and infringed. ModernaTX has also filed additional patent infringement actions against Pfizer and BioNTech in certain other ex-U.S. jurisdictions.

In April 2023, Arbutus Biopharma Corporation (Arbutus) and Genevant Sciences GmbH (Genevant) filed a complaint in the U.S. District Court for the District of New Jersey against Pfizer and BioNTech alleging that Comirnaty and its manufacture infringe five U.S. patents, and seeking unspecified monetary damages.

In April 2024, GlaxoSmithKline Biologicals SA and GlaxoSmithKline LLC (collectively, GSK Group) sued Pfizer and Pharmacia & Upjohn Company LLC, BioNTech, BioNTech Manufacturing GmbH and BioNTech US Inc. in the U.S. District Court for the District of Delaware, alleging that Comirnaty infringes five U.S. patents and seeking unspecified money damages. In August 2024, GSK Group filed an amended complaint alleging that Comirnaty infringes three additional U.S. patents.

In January 2025, Promosome LLC filed a complaint in the Unified Patent Court, Local Division Munich, against Pfizer and BioNTech and certain of their subsidiaries alleging that Comirnaty infringes a European patent that is in force only in France, Germany and Sweden, and seeking unspecified monetary damages in connection with the manufacture and sale of Comirnaty in France, Germany and Sweden.

Paxlovid

In June 2022, Enanta Pharmaceuticals, Inc. (Enanta) filed a complaint in the U.S. District Court for the District of Massachusetts against Pfizer alleging that the active ingredient in Paxlovid, nirmatrelvir, infringes a U.S. patent issued in June 2022, and seeking unspecified monetary damages. In December 2024, the District Court issued an order granting Pfizer's motion for summary judgment, finding Enanta's patent invalid.

Abrysvo

In August 2023, GSK Group filed a complaint in the U.S. District Court for the District of Delaware against Pfizer alleging that the active ingredient in Abrysvo infringes four U.S. patents. In November 2023, GSK Group amended its complaint to assert infringement of two additional patents. In November 2024, the GSK Group filed a second amended complaint, adding a seventh patent to the lawsuit. The second amended complaint seeks unspecified monetary damages and a permanent injunction against sales of Abrysvo for use in adults in age ranges for which GSK Group's Arexvy product is also indicated.

In addition, we have challenged certain of GSK's RSV vaccine patents in certain ex-U.S. jurisdictions, including the U.K., the Netherlands, Belgium and the Unified Patent Court, and GSK has asserted that Abrysvo infringes these patents. In October 2024, the U.K. Court held that two of GSK's U.K. patents were invalid and not infringed.

Matters Involving Pfizer and its Collaboration/Licensing Partners

Comirnaty (tozinameran)

In July 2022, Pfizer, BioNTech and BioNTech Manufacturing GmbH filed a declaratory judgment complaint against CureVac in the U.S. District Court for the District of Massachusetts seeking a judgment of non-infringement for three U.S. patents relating to Comirnaty. In May 2023, the case was transferred to the U.S. District Court for the Eastern District of Virginia. Also in May 2023, CureVac asserted that Comirnaty infringes the three patents that were the subject of our declaratory judgment complaint, and in May and July 2023, CureVac asserted that Comirnaty infringes a number of additional U.S. patents.

In the U.K., Pfizer and BioNTech have sued CureVac seeking a judgment of invalidity of several patents and CureVac has made certain infringement counterclaims. In September 2024, the U.K. Court held that both of the CureVac patents in suit are invalid.

A2. Legal Proceedings—Product Litigation

We are defendants in numerous cases, including but not limited to those discussed below, related to our pharmaceutical and other products. Plaintiffs in these cases seek damages and other relief on various grounds for alleged personal injury and economic loss.

Asbestos

Between 1967 and 1982, Warner-Lambert owned American Optical Corporation (American Optical), which manufactured and sold respiratory protective devices and asbestos safety clothing. In connection with the sale of American Optical in 1982, Warner-Lambert agreed to indemnify the purchaser for certain liabilities, including certain asbestos-related and other claims. Warner-Lambert was acquired by Pfizer in 2000 and is a wholly owned subsidiary of Pfizer. Warner-Lambert is actively engaged in the defense of, and will continue to explore various means of resolving, these claims.

Numerous lawsuits against American Optical, Pfizer and certain of its previously owned subsidiaries are pending in various federal and state courts seeking damages for alleged personal injury from exposure to products allegedly containing asbestos and other allegedly hazardous materials sold by Pfizer and certain of its previously owned subsidiaries.

There also are a small number of lawsuits pending in various federal and state courts seeking damages for alleged exposure to asbestos in facilities owned or formerly owned by Pfizer or its subsidiaries.

Lipitor

In 2013, the State of West Virginia filed an action in West Virginia state court against Pfizer and Ranbaxy Laboratories Limited, among others, that asserted claims and sought relief on behalf of the State of West Virginia and residents of that state alleging delay in the launch of generic Lipitor, in violation of state antitrust, consumer protection and various other laws. In December 2024, we reached an agreement to settle this matter on terms not material to Pfizer.

Docetaxel

A number of lawsuits have been filed against Hospira and Pfizer in various federal and state courts alleging that plaintiffs who were treated with Docetaxel developed permanent hair loss. Hospira is a wholly-owned subsidiary that we acquired in September 2015. The significant majority of the cases also name other defendants, including the manufacturer of the branded product, Taxotere. Plaintiffs seek compensatory and punitive damages. Additional lawsuits have been filed in which plaintiffs allege they developed blocked tear ducts following their treatment with Docetaxel.

In 2016, the federal cases were transferred for coordinated pre-trial proceedings to an MDL in the U.S. District Court for the Eastern District of Louisiana. In 2022, the eye injury cases were transferred for coordinated pre-trial proceedings to an MDL in the U.S. District Court for the Eastern District of Louisiana.

Zantac

A number of lawsuits have been filed against Pfizer in various federal and state courts alleging that plaintiffs developed various types of cancer, or face an increased risk of developing cancer, purportedly as a result of the ingestion of Zantac. The significant majority of these cases also name other defendants that have historically manufactured and/or sold Zantac. Pfizer has not sold Zantac since 2006, and only sold an OTC version of the product. In 2006, Pfizer sold the consumer business that included its Zantac OTC rights to Johnson & Johnson and transferred the assets and liabilities related to Zantac OTC to Johnson & Johnson in connection with the sale. Plaintiffs in these cases seek compensatory and punitive damages.

In February 2020, the federal actions were transferred for coordinated pre-trial proceedings to an MDL in the U.S. District Court for the Southern District of Florida (the Federal MDL Court). Plaintiffs in the MDL filed against Pfizer and many other defendants a master personal injury complaint, a consolidated consumer class action complaint alleging, among other things, claims under consumer protection statutes of all 50 states, and a medical monitoring complaint seeking to certify medical monitoring classes under the laws of 13 states. In December 2022, the Federal MDL Court granted defendants' Daubert motions to exclude plaintiffs' expert testimony and motion for summary judgment on general causation, which has resulted in the dismissal of all complaints in the litigation. Plaintiffs have appealed the Federal MDL Court's rulings.

In addition, (i) Pfizer has received service of Canadian class action complaints naming Pfizer and other defendants, and seeking compensatory and punitive damages for personal injury and economic loss, allegedly arising from the defendants' sale of Zantac in Canada; and (ii) the State of New Mexico and the Mayor and City Council of Baltimore separately filed civil actions against Pfizer and many other defendants in state courts, alleging various state statutory and common law claims in connection with the defendants' alleged sale of Zantac in those jurisdictions. In April 2021, a Judicial Council Coordinated Proceeding was created in the Superior Court of California in Alameda County to coordinate personal injury actions against Pfizer and other defendants filed in California state court. Coordinated proceedings have also been created in other state courts. The large majority of the state court cases have been filed in the Superior Court of Delaware in New Castle County.

Many of these Zantac-related cases have been outstanding for a number of years and could take many more years to resolve. From time to time, Pfizer has explored and will continue to explore opportunistic settlements of these matters. As of January 2025, Pfizer had settled, or entered into definitive agreements or agreements-in-principle to settle, subject to certain conditions, a substantial majority of the cases filed in state courts in which the plaintiff alleges use of a Pfizer product. The remaining unresolved state court cases continue in various state courts.

Chantix
Beginning in August 2021, a number of putative class actions have been filed against Pfizer in various U.S. federal courts following Pfizer's voluntary recall of Chantix due to the presence of a nitrosamine, N-nitroso-varenicline. Plaintiffs assert that they suffered economic harm purportedly as a result of purchasing Chantix or generic varenicline medicines sold by Pfizer. Plaintiffs seek to represent nationwide and state-specific classes and seek various remedies, including damages and medical monitoring. In December 2022, the federal actions were transferred for coordinated pre-trial proceedings to an MDL in the U.S. District Court for the Southern District of New York. Similar putative class actions have been filed in Canada and Israel, where the product brand is Champix. The class action in Israel has been dismissed.

Depo-Provera
A number of lawsuits have been filed against Pfizer and certain subsidiaries in various federal and state courts alleging that plaintiffs who used the injectable version of Depo-Provera (active ingredient medroxyprogesterone acetate, or MPA) for contraception developed meningioma. The cases also name other defendants, including the manufacturers of generic versions of injectable MPA for contraception. Plaintiffs assert claims against Pfizer relating to both Depo-Provera and generic MPA products, and seek compensatory and punitive damages. In February 2025, the federal cases were transferred for coordinated pre-trial proceedings to an MDL in the U.S. District Court for the Northern District of Florida.

A3. Legal Proceedings—Commercial and Other Matters

Monsanto-Related Matters
In 1997, Monsanto Company (Former Monsanto) contributed certain chemical manufacturing operations and facilities to a newly formed corporation, Solutia Inc. (Solutia), and spun off the shares of Solutia. In 2000, Former Monsanto merged with Pharmacia & Upjohn Company to form Pharmacia. Pharmacia then transferred its agricultural operations to a newly created subsidiary, named Monsanto Company (New Monsanto), which it spun off in a two-stage process that was completed in 2002. Pharmacia was acquired by Pfizer in 2003 and is a wholly owned subsidiary of Pfizer.

In connection with its spin-off that was completed in 2002, New Monsanto assumed, and agreed to indemnify Pharmacia for, any liabilities related to Pharmacia's former agricultural business. New Monsanto has defended and/or is defending Pharmacia in connection with various claims and litigation arising out of, or related to, the agricultural business, and has been indemnifying Pharmacia when liability has been imposed or settlement has been reached regarding such claims and litigation.

In connection with its spin-off in 1997, Solutia assumed, and agreed to indemnify Pharmacia for, liabilities related to Former Monsanto's chemical businesses. As the result of its reorganization under Chapter 11 of the U.S. Bankruptcy Code, Solutia's indemnification obligations relating to Former Monsanto's chemical businesses are primarily limited to sites that Solutia has owned or operated. In addition, in connection with its spin-off that was completed in 2002, New Monsanto assumed, and agreed to indemnify Pharmacia for, any liabilities primarily related to Former Monsanto's chemical businesses, including, but not limited to, any such liabilities that Solutia assumed. Solutia's and New Monsanto's assumption of, and agreement to indemnify Pharmacia for, these liabilities apply to pending actions and any future actions related to Former Monsanto's chemical businesses in which Pharmacia is named as a defendant, including, without limitation, actions asserting environmental claims, including alleged exposure to polychlorinated biphenyls. Solutia and/or New Monsanto are defending Pharmacia in connection with various claims and litigation arising out of, or related to, Former Monsanto's chemical businesses, and have been indemnifying Pharmacia when liability has been imposed or settlement has been reached regarding such claims and litigation. In 2018, Bayer AG acquired Monsanto Company (New Monsanto), which is now a subsidiary of Bayer AG. Since the acquisition, New Monsanto has continued to defend and indemnify Pharmacia for these liabilities.

Environmental Matters
In 2009, as part of our acquisition of Wyeth, we assumed responsibility for environmental remediation at the Wyeth Holdings LLC (formerly known as Wyeth Holdings Corporation and American Cyanamid Company) discontinued industrial chemical facility in Bound Brook, New Jersey. Since that time, we have executed or have become a party to a number of administrative settlement agreements, orders on consent, and/or judicial consent decrees, with the U.S. Environmental Protection Agency, the New Jersey Department of Environmental Protection and/or federal and state natural resource trustees to perform remedial design, removal and remedial actions, and related environmental remediation activities, and to resolve alleged damages to natural resources, at the Bound Brook facility. We have accrued for the currently estimated costs of these activities.

We are also party to a number of other proceedings brought under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and other state, local or foreign laws in which the primary relief sought is the cost of past and/or future remediation.

Contracts with Iraqi Ministry of Health

In 2017, a number of U.S. service members, civilians, and their families brought a complaint in the U.S. District Court for the District of Columbia against a number of pharmaceutical and medical devices companies, including Pfizer and certain of its subsidiaries, alleging that the defendants violated the U.S. Anti-Terrorism Act. The complaint alleges that the defendants provided funding for terrorist organizations through their sales practices pursuant to pharmaceutical and medical device contracts with the Iraqi Ministry of Health and seeks monetary relief. In July 2020, the District Court granted defendants' motions to dismiss and dismissed all of plaintiffs' claims. In January 2022, the Court of Appeals reversed the District Court's decision. In June 2024, the U.S. Supreme Court issued an order granting certiorari, vacating the Court of Appeals' decision, and remanding the case to the Court of Appeals.

Allergan Complaint for Indemnity

In 2019, Pfizer was named as a defendant in a complaint, along with King, filed by Allergan Finance LLC (Allergan) in the Supreme Court of the State of New York, asserting claims for indemnity related to Kadian, which was owned for a short period by King in 2008, prior to Pfizer's acquisition of King in 2010. This suit was voluntarily discontinued without prejudice in January 2021.

Breach of Contract – Comirnaty

In 2023, Pfizer and BioNTech Manufacturing GmbH initiated separate formal proceedings against the Republic of Poland, the Republic of Romania and Hungary in Belgium's Court of First Instance of Brussels. Pfizer and BioNTech are seeking an order from the Court holding those countries to their commitments for COVID-19 vaccine orders, which were placed as part of their contracts signed in 2021.

A4. Legal Proceedings—Government Investigations

Like other multi-national pharmaceutical companies, we are subject to extensive regulation by government agencies in the U.S., other developed markets and multiple emerging markets in which we operate. Criminal charges, substantial fines and/or civil penalties, limitations on our ability to conduct business in applicable jurisdictions, corporate integrity or deferred prosecution agreements, as well as reputational harm and increased public interest in the matter could result from government investigations in the U.S. and other jurisdictions in which we do business. These matters often involve government requests for information on a voluntary basis or through subpoenas after which the government may seek additional information through follow-up requests or additional subpoenas. In addition, in a *qui tam* lawsuit in which the government declines to intervene, the relator may still pursue a suit for the recovery of civil damages and penalties on behalf of the government. Among the investigations by government agencies are the matters discussed below.

Greenstone Antitrust Litigation

In 2019 and 2020, Attorneys General of more than 50 states and territories filed two complaints in the U.S. District Court for the District of Connecticut against a number of pharmaceutical companies, including Pfizer and Greenstone—a former Pfizer subsidiary that sold generic drugs. As to Greenstone and Pfizer, the complaints allege anticompetitive conduct in violation of federal and state antitrust laws and state consumer protection laws. The State Attorney General complaints were initially transferred to an MDL in the U.S. District Court for the Eastern District of Pennsylvania for coordinated pre-trial proceedings but were transferred back to the District of Connecticut in April 2024. The Greenstone antitrust litigation also includes civil complaints filed in federal and state court by private and governmental plaintiffs against Pfizer, Greenstone, and a number of other defendants. These related civil lawsuits assert allegations that generally overlap with those asserted by the State Attorneys General. All of the related federal lawsuits are part of the MDL pending in Pennsylvania.

Subpoena relating to Tris Pharma/Quillivant XR

In October 2018, we received a subpoena from the U.S. Attorney's Office for the Southern District of New York (SDNY) seeking records relating to our relationship with another drug manufacturer and its production and manufacturing of drugs including, but not limited to, Quillivant XR. We have produced records in response to this request.

Government Inquiries relating to Meridian Medical Technologies

In February 2019, we received a Civil Investigative Demand (CID) from the U.S. Attorney's Office for the SDNY. The CID seeks records and information related to alleged quality issues involving the manufacture of auto-injectors at Pfizer's former Meridian site. In August 2019, we received a HIPAA subpoena issued by the U.S. Attorney's Office for the Eastern District of Missouri, in coordination with the Department of Justice's Consumer Protection Branch, seeking similar records and information. We have produced records in response to these and subsequent requests.

U.S. Department of Justice Inquiries relating to India Operations

In March 2020, we received an informal request from the U.S. Department of Justice's Consumer Protection Branch seeking documents relating to our manufacturing operations in India, including at our former facility located at Irrungattukottai in India. In April 2020, we received a similar request from the U.S. Attorney's Office for the SDNY regarding a civil investigation concerning operations at our facilities in India. We have produced records pursuant to these requests.

Zantac—State of New Mexico and Mayor and City Council of Baltimore Civil Actions

See *Legal Proceedings—Product Litigation—Zantac* above for information regarding civil actions separately filed by the State of New Mexico and the Mayor and City Council of Baltimore alleging various state statutory and common law claims in connection with the defendants' alleged sale of Zantac in those jurisdictions.

Government Inquiries relating to Biohaven

In June 2022, the U.S. Department of Justice's Commercial Litigation Branch and the U.S. Attorney's Office for the Western District of New York issued a CID to Biohaven. The CID seeks records and information related to, among other things, Biohaven's engagements with healthcare professionals and co-pay coupons cards prior to Pfizer's acquisition of Biohaven. In March 2023, the California Department of Insurance issued a subpoena seeking records similar to those requested by the CID. Biohaven is a wholly-owned subsidiary that we acquired in October 2022. We have produced records in response to these requests. In January 2025, Biohaven entered into civil settlement agreements with the U.S., numerous states, and the California Department of Insurance to resolve these matters. Pursuant to these settlement agreements, $59.7 million, plus interest, was paid to the U.S. and participating states, and $3.3 million was paid to the California Department of Insurance. The settlement agreements relate to alleged conduct at Biohaven before Pfizer's acquisition of the company and do not include an admission of liability by Biohaven.

Government Inquiries relating to Xeljanz

In April 2023, we received a HIPAA subpoena issued by the U.S. Attorney's Office for the Western District of Virginia, in coordination with the Department of Justice's Commercial Litigation Branch, seeking records and information related to programs Pfizer sponsored in retail pharmacies relating to Xeljanz. We have produced records pursuant to this request.

B. Guarantees and Indemnifications

In the ordinary course of business and in connection with the sale of assets and businesses and other transactions, we often indemnify our counterparties against certain liabilities that may arise in connection with the transaction or that are related to events and activities prior to or following a transaction. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we may be required to reimburse the loss. These indemnifications are generally subject to various restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of December 31, 2024, the estimated fair value of these indemnification obligations is not material to Pfizer.

In addition, in connection with our entry into certain agreements and other transactions, our counterparties may be obligated to indemnify us. For example, our global agreement with BioNTech to co-develop a mRNA-based coronavirus vaccine program aimed at preventing COVID-19 infection includes certain indemnity provisions pursuant to which each of BioNTech and Pfizer has agreed to indemnify the other for certain liabilities that may arise in connection with certain third-party claims relating to Comirnaty.

See *Note 7D* for information on Pfizer Inc.'s guarantee of the debt issued by PIE in May 2023. We have also guaranteed the long-term debt of certain subsidiaries of Pfizer and certain companies that we acquired and that now are subsidiaries of Pfizer. See *Note 7D*.

C. Certain Commitments

As of December 31, 2024, we had commitments totaling $4.1 billion that are legally binding and enforceable. These commitments include purchase obligations for goods and services and payments relating to potential milestone payments deemed reasonably likely to occur.

See *Note 5A* for information on the TCJA repatriation tax liability.

D. Contingent Consideration for Acquisitions

We may be required to make payments to sellers for certain prior business combinations that are contingent upon future events or outcomes. See *Note 1D*. The estimated fair value of contingent consideration as of December 31, 2024 is $517 million, of which $39 million is recorded in *Other current liabilities* and $477 million in *Other noncurrent liabilities,* and as of December 31, 2023 was $692 million, of which $179 million was recorded in *Other current liabilities* and $512 million in *Other noncurrent liabilities*. The decrease in the contingent consideration balance from December 31, 2023 is primarily due to payments made upon the achievement of certain sales-based milestones.

E. Insurance

Our insurance coverage reflects market conditions (including cost and availability) existing at the time it is written, and our decision to obtain insurance coverage or to self-insure varies accordingly. Depending upon the cost and availability of insurance and the nature of the risk involved, the amount of self-insurance may be significant. The cost and availability of coverage have resulted in self-insuring certain exposures, including product liability. If we incur substantial liabilities that are not covered by insurance or substantially exceed insurance coverage and that are in excess of existing accruals, there could be a material adverse effect on our cash flows or results of operations in the period in which the amounts are paid and/or accrued.

Note 17. Segment, Geographic and Other Revenue Information

A. Segment Information

We manage our commercial operations through three operating segments, each led by a single manager: Biopharma, PC1 and Pfizer Ignite. Biopharma is engaged in the discovery, development, manufacture, marketing, sale and distribution of biopharmaceutical products worldwide. PC1 is our contract development and manufacturing organization and a leading supplier of specialty active pharmaceutical ingredients. Pfizer Ignite is an offering that provides strategic guidance and end-to-end R&D services to select innovative biotech companies that align with Pfizer's R&D focus areas. Prior to June 2024, PC1 and Pfizer Ignite were managed together by a single manager as part of the former Business Innovation operating segment. Biopharma is the only reportable segment. Pfizer's CODM is the Chairman and Chief Executive Officer. Our CODM uses the revenues and earnings of the operating segments, among other factors, for performance evaluation and resource allocation. The CODM uses segment revenues and earnings in the annual budgeting process when setting strategic goals for the company and considers periodic budget-to-actual variances in segment revenues and earnings when assessing performance of the segments and making decisions about allocating resources to the operating segments. By analyzing segment financial results, the CODM can discern trends, which can inform decisions that align with the company's goals and objectives, and help ensure risks are managed appropriately. We regularly review our operating segments and the approach used by management to evaluate performance and allocate resources.

Our commercial divisions market, sell and distribute our products, and global operating functions are responsible for the research, development, manufacturing and supply of our products. Each operating segment is supported by our global corporate enabling functions. At the beginning of 2024, we made changes in our commercial organization to incorporate Seagen and improve focus, speed and execution. The commercial structure within our Biopharma reportable segment in 2024 was comprised of the Pfizer Oncology Division, the Pfizer U.S. Commercial Division, and the Pfizer International Commercial Division:

- Pfizer Oncology Division combined the U.S. Oncology commercial organizations, global Oncology marketing organizations and global and U.S. Oncology medical affairs from both Pfizer and Seagen.
- Pfizer U.S. Commercial Division included the U.S. Primary Care and U.S. Specialty Care customer groups, the Chief Marketing Office, the Global Chief Medical Affairs Office and Global Access & Value.
- Pfizer International Commercial Division included the ex-U.S. commercial and medical affairs organizations covering Pfizer's entire product portfolio in all international markets.

Beginning January 1, 2024, Biopharma's earnings include costs related to manufacturing and supply, sales and marketing activities, R&D, and medical and safety activities that are associated with products in our Biopharma segment. Prior to 2024, overhead costs associated with our manufacturing operations and costs associated with R&D and medical and safety activities managed by our global ORD and PRD organizations in 2024 were presented as part of Other business activities. We have reclassified our prior period segment information to conform to the current period presentation.

- ORD was responsible in 2024 for discovery to late-phase clinical development for oncology research projects for our global portfolio along with facilitating regulatory submissions and interactions with regulatory agencies for these projects. R&D spending may include upfront and milestone payments for intellectual property rights for oncology projects.

- PRD was responsible in 2024 for discovery to late-phase clinical development research projects for all therapeutic areas other than oncology for our global portfolio, along with facilitating regulatory submissions and interactions with regulatory agencies for these projects. R&D spending may include upfront and milestone payments for intellectual property rights related to non-oncology projects. PRD also had responsibility for certain science-based and other services organizations, which provide end-to-end technical expertise and other services to both ORD and PRD projects, as well as the Worldwide Medical and Safety group, which helps ensure that Pfizer provides all stakeholders—including patients, healthcare providers, pharmacists, payors and health authorities—with complete and up-to-date information on the risks and benefits associated with Pfizer products so that they can make appropriate decisions on how and when to use Pfizer's medicines.

Other Business Activities—Other business activities include the operating results of PC1 and Pfizer Ignite as well as certain pre-tax costs not allocated to our operating segment results, such as costs associated with:

- corporate enabling functions (such as digital, global real estate operations, legal, finance, human resources, worldwide public affairs, compliance and worldwide procurement, among others) and other corporate costs, including, but not limited to, all strategy, business development and portfolio management capabilities and certain compensation, as well as interest income and expense, and gains and losses on investments; and

- our share of earnings from Haleon/the Consumer Healthcare JV (see *Note 2C*).

Reconciling Items—Reconciling items include the following items, transactions and events that are not allocated to our operating segments: (i) all amortization of intangible assets; (ii) acquisition-related items, where we incur costs for executing the transaction, integrating the acquired operations and restructuring the combined company, and which may also include purchase accounting impacts, such as the incremental charge to cost of sales from the sale of acquired inventory that was written up to fair value, depreciation related to the increase/decrease in fair value of acquired fixed assets, amortization related to the increase in fair value of acquired debt, and the fair value changes for contingent consideration; and (iii) certain significant items, representing substantive and/or unusual, and in some cases recurring, items that are evaluated on an individual basis by management and that, either as a result of their nature or size, would not be expected to occur as part of our normal business on a regular basis. Such certain significant items can include, but are not limited to, pension and postretirement actuarial remeasurement gains and losses, non-acquisition-related restructuring costs, net gains and losses on investments in equity securities, as well as costs incurred for legal settlements, asset impairments and disposals of assets or businesses, including, as applicable, any associated transition activities.

Segment Assets—We manage our assets on a total company basis, not by operating segment, as our operating assets are shared or commingled. Therefore, our CODM does not regularly review any asset information by operating segment and, accordingly, we do not report asset information by operating segment. Total assets were $213 billion as of December 31, 2024 and $227 billion as of December 31, 2023.

Selected Statement of Operations Information

The following table provides selected information by reportable segment:

(MILLIONS)	Total Revenues Year Ended December 31,			Earnings[a] Year Ended December 31,			Depreciation and Amortization[b] Year Ended December 31,		
	2024	2023	2022	**2024**	2023	2022	**2024**	2023	2022
Reportable Segment:									
Biopharma[c]	**$ 62,400**	$ 58,237	$ 99,826	**$ 28,139**	$ 15,923	$ 47,939	**$ 1,360**	$ 1,213	$ 1,107
Other business activities[d]	**1,228**	1,316	1,349	**(7,382)**	(4,342)	(5,162)	**340**	323	332
Reconciling Items:									
Amortization of intangible assets				**(5,286)**	(4,733)	(3,609)	**5,286**	4,733	3,609
Acquisition-related items				**(1,938)**	(1,874)	(832)	**12**	(11)	(20)
Certain significant items[e]				**(5,510)**	(3,917)	(3,608)	**14**	32	36
	$ 63,627	$ 59,553	$101,175	**$ 8,023**	$ 1,058	$ 34,729	**$ 7,013**	$ 6,290	$ 5,064

[a] *Income/(loss) from continuing operations before provision/(benefit) for taxes on income/(loss).* As described above, in connection with the organizational changes effective in the first quarter of 2024, overhead costs associated with our manufacturing operations and costs associated with R&D and medical and safety activities managed by our global ORD and PRD organizations as they operated in 2024 are included in Biopharma's earnings. We have reclassified $14.7 billion and $9.2 billion of net costs in 2023 and 2022, respectively, from Other business activities to Biopharma to conform to the current period presentation.

[b] Certain production facilities are shared. Depreciation is allocated based on estimates of physical production. As described above, in connection with the organizational changes effective in the first quarter of 2024, we have reclassified $331 million and $294 million of net costs in 2023 and 2022, respectively, from Other business activities to Biopharma to conform to the current period presentation.

[c] Biopharma's revenues and earnings in 2024 reflect a non-cash favorable product return adjustment of $771 million recorded in the first quarter of 2024 and in 2023 reflected a non-cash revenue reversal of $3.5 billion (see *Note 17C*). In 2023, Biopharma earnings included approximately $6.2 billion of inventory write-offs and related charges to *Cost of sales* mainly due to lower-than-expected demand for our COVID-19 products. In 2022, Biopharma earnings included COVID-19-related charges of approximately $1.7 billion to *Cost of sales*, composed of (i) inventory write-offs of approximately $1.2 billion related to COVID-19

products that exceeded or were expected to exceed their approved shelf-lives prior to being used and (ii) charges of approximately $0.5 billion, primarily related to excess raw materials for Paxlovid. Biopharma's earnings also include dividend income from our investment in ViiV of $272 million in 2024, $265 million in 2023 and $314 million in 2022.

(d) Other business activities include revenues and costs associated with PC1 and Pfizer Ignite as well as costs that we do not allocate to our operating segments, per above.

(e) Certain significant items are substantive and/or unusual, and in some cases recurring, items (as noted above). Earnings in 2024 include, among other items: (i) intangible asset impairment charges of $3.3 billion recorded in *Other (income)/deductions—net*, (ii) restructuring charges/(credits) and implementation costs and additional depreciation—asset restructuring of $2.2 billion (primarily recorded in *Restructuring charges and certain acquisition-related co*sts), (iii) actuarial valuation and other postretirement plan losses of $579 million recorded in *Other (income)/deductions—net*, (iv) charges for certain legal matters of $567 million recorded in *Other (income)/deductions—net,* and (v) a charge in *Other (income)/deductions—net* of $420 million related to the expected sale of one of our facilities resulting from the discontinuation of our DMD program, partially offset by (vi) net gains on equity securities of $1.0 billion and (vii) net gains of $825 million on the partial sales of our investment in Haleon in March and October 2024, which are comprised of (a) total gains on the sales of $945 million less (b) $120 million in the fourth quarter (included in Other business activities) representing our pro-rata share of Haleon's third quarter 2024 adjusted income recorded on a one quarter lag and implicitly included in the gain on the sale of those shares. Earnings in 2023 included, among other items: (i) intangible asset impairment charges of $3.0 billion recorded in *Other (income)/deductions—net* and (ii) restructuring charges/(credits) and implementation costs and additional depreciation—asset restructuring of $2.2 billion ($290 million recorded in *Selling, informational and administrative expenses* and the remaining amount primarily recorded in *Restructuring charges and certain acquisition-related co*sts), partially offset by (iii) net gains on equity securities of $1.6 billion recorded in *Other (income)/deductions—net*. Earnings in 2022 included, among other items: (i) restructuring charges/(credits) and implementation costs and additional depreciation—asset restructuring of $1.4 billion ($562 million recorded in *Selling, informational and administrative expenses* and the remaining amount primarily recorded in *Restructuring charges and certain acquisition-related costs*) and (ii) net losses on equity securities of $1.3 billion recorded in *Other (income)/ deductions—net*. See *Notes 3* and *4*.

The following provides Biopharma reportable segment information regularly provided to the CODM:

(MILLIONS)	Year Ended December 31,					
		2024		2023		2022
Biopharma reportable segment:						
Biopharma total revenues	$	**62,400**	$	58,237	$	99,826
Less:						
Cost of sales		**14,997**		22,666		32,859
Selling, informational and administrative expenses		**10,040**		10,235		9,207
Research and development expenses		**9,532**		9,763		10,324
Acquired in-process research and development expenses		**108**		194		181
Other (income)/deductions—net		**(416)**		(543)		(685)
Biopharma earnings	$	**28,139**	$	15,923	$	47,939
Revenues - Comirnaty	$	**5,353**	$	11,220	$	37,809
Revenues - Paxlovid	$	**5,716**	$	1,279	$	18,933
Revenues - excluding Comirnaty and Paxlovid	$	**51,331**	$	45,738	$	43,084

B. Geographic Information

The following summarizes revenues by geographic area:

(MILLIONS)	Year Ended December 31,					
		2024		2023		2022
United States	$	**38,691**	$	28,145	$	43,317
International:						
Developed Markets		**16,057**		20,910		40,534
Emerging Markets		**8,879**		10,498		17,324
Total revenues	$	**63,627**	$	59,553	$	101,175

Revenues exceeded $500 million in each of 11, 14 and 24 countries outside the U.S. in 2024, 2023 and 2022, respectively. The U.S. is the only country to contribute more than 10% of total revenue in 2024, 2023 and 2022. As a percentage of *Total revenues*, China was our largest market outside the U.S. (representing 4% of total revenues) in 2024, and Japan was our largest market outside the U.S. in 2023 and 2022 (representing 6% and 8% of total revenues, respectively).

C. Other Revenue Information

Significant Customers

We and our collaboration partner, BioNTech, have entered into agreements to supply pre-specified doses of Comirnaty with multiple developed and emerging nations around the world and are continuing to deliver doses of Comirnaty under such agreements. This includes supply agreements entered into in November 2020 and February and May 2021 with the EC for Comirnaty on behalf of the different EU member states and certain other countries. Each EU member state submits its own Comirnaty vaccine order to us and is responsible for payment pursuant to terms of the supply agreements negotiated by the EC. In May 2023, we and BioNTech amended our contract with the EC to deliver COVID-19 vaccines to the EU. The amended agreement includes rephasing of delivery of doses annually through 2026 and an aggregate volume reduction, providing additional flexibility for those EU member states who agreed to the amended agreement. The EC will maintain access to future adapted COVID-19 vaccines and the ability to donate doses, in alignment with the original agreement.

In 2022 and 2023, we had entered into agreements to supply pre-specified treatment courses of Paxlovid with government and government sponsored customers in multiple developed and emerging nations around the world, which represented most Paxlovid revenues in 2022 and 2023, while commercialization began in some markets in 2023. In October 2023, we announced an amended agreement with the U.S. government, which facilitated the transition of Paxlovid to traditional commercial markets in the U.S. starting in November 2023, with prices negotiated with commercial payors and a copay assistance program for eligible privately insured patients, as the U.S. government began to discontinue the distribution of EUA-labeled Paxlovid. We ensured commercial readiness by providing NDA-labeled commercial supply by the end of 2023. However, EUA-labeled Paxlovid remained available free-of-charge to all eligible patients until the end of 2023, and therefore, there was only minimal uptake of NDA-labeled commercial product before January 1, 2024. In connection with this agreement, we recorded a non-cash revenue reversal of $3.5 billion in the fourth quarter of 2023, of which a portion was associated with sales recorded in 2022, related to the expected return of an estimated 6.5 million treatment courses of EUA-labeled U.S. government inventory. In the first quarter of 2024, we recorded a non-cash favorable final adjustment of $771 million to reflect 5.1 million EUA-labeled treatment courses returned through February 29, 2024, which were converted to a volume-based credit that supports continued access to Paxlovid through a U.S. government patient assistance program operated by Pfizer. In the third quarter of 2024, in connection with this amended agreement, we also supplied at no cost to the U.S. government or taxpayers a U.S. SNS of 1.0 million treatment courses to enable future pandemic preparedness through 2028, and recorded revenue of $442 million. While we are recognizing revenue as these treatment courses are delivered, there is no cash consideration for these treatment courses.

The following summarizes revenue, as a percentage of *Total revenues*, for our three largest U.S. wholesaler customers and the U.S. government, which was concentrated in our Biopharma operating segment:

	Year Ended December 31,		
	2024	2023	2022
McKesson, Inc.	**23 %**	16 %	8 %
Cencora, Inc.	**17 %**	12 %	5 %
Cardinal Health, Inc.	**14 %**	10 %	4 %
U.S. government[a]	**6 %**	—	23 %

[a] The decrease in revenues from the U.S. government as a percentage of *Total revenues* for 2024 and 2023 compared to 2022 was primarily due to the transition of Comirnaty and Paxlovid to commercial market sales in the second half of 2023 as well as the revenue reversal for Paxlovid in the fourth quarter of 2023.

Collectively, our three largest U.S. wholesaler customers represented 34% and 42% of total trade accounts receivable as of December 31, 2024 and December 31, 2023, respectively. Accounts receivable from the U.S. government as of December 31, 2024 and December 31, 2023 were not material to our consolidated financial statements.

Significant Revenues by Product

The following provides detailed revenue information for several of our major products:

(MILLIONS)		Year Ended December 31,		
PRODUCT	**PRIMARY INDICATION OR CLASS**	**2024**	2023	2022
TOTAL REVENUES		**$ 63,627**	$ 59,553	$ 101,175
GLOBAL BIOPHARMACEUTICALS BUSINESS (BIOPHARMA)		**$ 62,400**	$ 58,237	$ 99,826
Primary Care		**$ 30,135**	$ 30,799	$ 73,181
Eliquis[a]	Nonvalvular atrial fibrillation, deep vein thrombosis, pulmonary embolism	**7,366**	6,747	6,480
Prevnar family	Active immunization to prevent pneumonia, invasive disease and otitis media caused by *Streptococcus pneumoniae*	**6,411**	6,501	6,342
Paxlovid[b]	COVID-19 in certain high-risk patients	**5,716**	1,279	18,933
Comirnaty	Active immunization to prevent COVID-19	**5,353**	11,220	37,809
Nurtec ODT/Vydura	Acute treatment of migraine and prevention of episodic migraine	**1,263**	928	213
Abrysvo	Active immunization to prevent RSV infection	**755**	890	—
Premarin family	Symptoms of menopause	**380**	397	455
BMP2	Bone graft for spinal fusion	**352**	338	277
FSME-IMMUN/TicoVac	Active immunization to prevent tick-borne encephalitis disease	**280**	268	200
All other Primary Care	Various	**2,259**	2,233	2,473
Specialty Care		**$ 16,652**	$ 14,988	$ 13,851
Vyndaqel family	ATTR-CM and polyneuropathy	**5,451**	3,321	2,447
Xeljanz	RA, PsA, UC, active polyarticular course juvenile idiopathic arthritis, ankylosing spondylitis	**1,168**	1,703	1,796
Enbrel (Outside the U.S. and Canada)	RA, juvenile idiopathic arthritis, PsA, plaque psoriasis, pediatric plaque psoriasis, ankylosing spondylitis and nonradiographic axial spondyloarthritis	**690**	830	1,003
Sulperazon	Bacterial infections	**637**	757	786
Zavicefta	Bacterial infections	**586**	511	412
Octagam[c]	Primary humoral immunodeficiency, chronic immune thrombocytopenic purpura in adults, and dermatomyositis in adults	**509**	245	186
Inflectra	Crohn's disease, pediatric Crohn's disease, UC, pediatric UC, RA in combination with methotrexate, ankylosing spondylitis, PsA and plaque psoriasis	**509**	490	532
Zithromax	Bacterial infections	**480**	406	331

(MILLIONS)		Year Ended December 31,		
PRODUCT	**PRIMARY INDICATION OR CLASS**	**2024**	2023	2022
Genotropin	Replacement of human growth hormone	**470**	539	360
BeneFIX	Hemophilia B	**381**	424	425
Cibinqo	Atopic dermatitis	**215**	128	27
Oxbryta[(d)]	Sickle cell disease	**201**	328	73
All other Hospital[(e)]	Various	**4,448**	4,514	4,730
All other Specialty Care	Various	**907**	792	743
Oncology		**$ 15,612**	$ 12,450	$ 12,794
Ibrance	HR-positive/HER2-negative metastatic breast cancer	**4,367**	4,753	5,120
Xtandi[(f)]	mCRPC, nmCRPC, mCSPC, nmCSPC	**2,039**	1,659	1,650
Padcev	Locally advanced or metastatic urothelial cancer	**1,588**	53	—
Adcetris	Hodgkin lymphoma and certain T-cell lymphomas	**1,089**	56	—
Oncology biosimilars[(g)]	Various	**1,037**	1,407	1,753
Inlyta	Advanced RCC	**978**	1,036	1,003
Lorbrena	ALK-positive metastatic NSCLC	**731**	539	343
Bosulif	Philadelphia chromosome–positive chronic myelogenous leukemia	**645**	645	575
Braftovi/Mektovi	Metastatic melanoma in patients with a BRAFV600E/K mutation and for metastatic NSCLC in patients with a BRAFV600E mutation; and, for Braftovi for the treatment of BRAFV600E-mutant mCRC, in combination with Erbitux (cetuximab)[(h)] (after prior therapy) or cetuximab and mFOLFOX6	**607**	477	456
Tukysa	Unresectable or metastatic HER2-positive breast cancer; RAS wild-type, HER2-positive unresectable or metastatic colorectal cancer	**480**	18	—
Elrexfio	Relapsed or refractory multiple myeloma	**133**	10	—
Tivdak	Recurrent or mCC	**131**	4	—
Talzenna	In combination with Xtandi (enzalutamide) for adult patients with HRR gene-mutated mCRPC; treatment of BRCA gene-mutated, HER2-negative, inoperable or recurrent breast cancer	**117**	64	48
All other Oncology	Various	**1,670**	1,729	1,846
PFIZER CENTREONE[(i)]		**$ 1,146**	$ 1,272	$ 1,342
PFIZER IGNITE		**$ 82**	$ 44	$ 7
BIOPHARMA		**$ 62,400**	$ 58,237	$ 99,826
PFIZER U.S. COMMERCIAL DIVISION (U.S. Primary Care and U.S. Specialty Care)		**26,765**	19,299	34,337
PFIZER ONCOLOGY DIVISION		**11,567**	8,450	8,583
PFIZER INTERNATIONAL COMMERCIAL DIVISION		**24,068**	30,488	56,905
Total Alliance revenues included above		**$ 8,388**	$ 7,582	$ 8,537
Total Royalty revenues included above		**$ 1,423**	$ 1,058	$ 845

[(a)] Reflects Alliance revenues and product revenues.

[(b)] 2024 includes (i) a $771 million favorable final adjustment recorded in the first quarter to the estimated non-cash revenue reversal of $3.5 billion recorded in the fourth quarter of 2023, reflecting 5.1 million EUA-labeled treatment courses returned by the U.S. government through February 29, 2024 versus the estimated 6.5 million treatment courses that were expected to be returned as of December 31, 2023, and (ii) $442 million of revenue recorded in the third quarter in connection with the creation of the U.S. SNS. 2023 includes a non-cash revenue reversal of $3.5 billion recorded in the fourth quarter, of which a portion was associated with sales recorded in 2022, related to the expected return of an estimated 6.5 million treatment courses of EUA-labeled U.S. government inventory.

[(c)] 2024 includes $129 million related to a one-time sales true-up settlement agreement with our commercialization partner.

[(d)] In September 2024, we announced our voluntary withdrawal of all lots of Oxbryta for the treatment of sickle cell disease in all markets where it is approved, as well as the discontinuation of expanded access programs worldwide, based on the totality of clinical data that indicated at that time the overall benefit of Oxbryta no longer outweighs the risk in the approved sickle cell patient population. The data suggest an imbalance in vaso-occlusive crises and fatal events, which requires further assessment that remains ongoing.

[(e)] Includes, among other Hospital products, amounts previously presented as All other Anti-infectives and Ig Portfolio.

[(f)] Primarily reflects Alliance revenues and royalty revenues.

[(g)] Biosimilars are highly similar versions of approved and authorized biological medicines. Oncology biosimilars primarily include Retacrit, Ruxience, Zirabev, Trazimera and Nivestym.

[(h)] Erbitux is a registered trademark of ImClone LLC.

[(i)] PC1 includes revenues from our contract manufacturing and our active pharmaceutical ingredient sales operation, as well as revenues related to our manufacturing and supply agreements with legacy Pfizer businesses/partnerships.

Remaining Performance Obligations—Contracted revenue expected to be recognized from remaining performance obligations for firm orders in long-term contracts to supply Comirnaty and Paxlovid to our customers totaled approximately $4 billion and $1 billion, respectively, as of December 31, 2024, which includes amounts received in advance and deferred, as well as amounts that will be invoiced as we deliver these products to our customers in future periods. Of these amounts, current contract terms provide for expected delivery of product with contracted revenue from 2025 through 2028, the timing of which may be renegotiated. Remaining performance obligations are based on foreign exchange rates as of the end of our fiscal fourth quarter of 2024 and exclude arrangements with an original expected contract duration of less than one year. Remaining performance obligations associated with contracts for other products and services were not significant as of December 31, 2024 or 2023.

Deferred Revenues— Our deferred revenues primarily relate to advance payments received or receivable from various government or government sponsored customers for supply of Paxlovid and Comirnaty. The deferred revenues related to Paxlovid and Comirnaty totaled $2.2 billion as of December 31, 2024, with $1.4 billion and $785 million recorded in current liabilities and noncurrent liabilities, respectively. The deferred revenues related to Paxlovid and Comirnaty totaled $5.1 billion as of December 31, 2023, with $2.6 billion and $2.5 billion recorded in current liabilities and noncurrent liabilities, respectively. The decrease in Paxlovid and Comirnaty deferred revenues during full-year 2024 was primarily driven by amounts recognized in *Product revenues* as we delivered the products to our customers (including $442 million associated with the U.S. SNS for Paxlovid) as well as the aforementioned $771 million favorable final adjustment recorded in the first quarter of 2024 for Paxlovid, partially offset by additional advance payments received in 2024 as we entered into amended contracts. During 2024, we recognized revenue of approximately $2.9 billion that was included in the balance of Paxlovid and Comirnaty deferred revenues as of December 31, 2023. The Paxlovid and Comirnaty deferred revenues as of December 31, 2024 will be recognized in *Product revenues* proportionately as we transfer control of the products to our customers and satisfy our performance obligations under the contracts, with the amounts included in current liabilities expected to be recognized in *Product revenues* within the next 12 months, and the amounts included in noncurrent liabilities expected to be recognized in *Product revenues* from December 2025 (which falls in our international first quarter of 2026) through 2028. Deferred revenues associated with contracts for other products were not significant as of December 31, 2024 or December 31, 2023.

Selected Quarterly Financial Data (Unaudited)

Pfizer Inc. and Subsidiary Companies

(MILLIONS, EXCEPT PER COMMON SHARE DATA)	Quarter First		Second		Third		Fourth	
2024[a]								
Total revenues	$	14,879	$	13,283	$	17,702	$	17,763
Costs and expenses[b]		11,355		12,133		12,674		17,023
Restructuring charges and certain acquisition-related costs[c]		102		1,254		313		750
Income/(loss) from continuing operations before provision/(benefit) for taxes on income/(loss)		3,421		(103)		4,715		(10)
Provision/(benefit) for taxes on income/(loss)[d]		293		(134)		234		(421)
Income/(loss) from continuing operations		3,128		31		4,481		411
Discontinued operations—net of tax		(5)		17		(8)		7
Net income/(loss) before allocation to noncontrolling interests		3,123		48		4,473		418
Less: Net income attributable to noncontrolling interests		8		7		8		8
Net income/(loss) attributable to Pfizer Inc. common shareholders	$	3,115	$	41	$	4,465	$	410
Earnings/(loss) per common share—basic:								
Income/(loss) from continuing operations attributable to Pfizer Inc. common shareholders	$	0.55	$	0.01	$	0.79	$	0.07
Discontinued operations—net of tax		—		—		—		—
Net income/(loss) attributable to Pfizer Inc. common shareholders	$	0.55	$	0.01	$	0.79	$	0.07
Earnings/(loss) per common share—diluted:								
Income/(loss) from continuing operations attributable to Pfizer Inc. common shareholders	$	0.55	$	0.01	$	0.79	$	0.07
Discontinued operations—net of tax		—		—		—		—
Net income/(loss) attributable to Pfizer Inc. common shareholders	$	0.55	$	0.01	$	0.78	$	0.07

[a] Business development activities impacted our results of operations in 2024. See *Note 1A*. Due to the commercial market transition as well as the seasonality of demand for COVID-19 vaccinations, the majority of our global revenues for Comirnaty were recorded in the fourth quarter of 2024.

[b] The fourth quarter historically reflects higher costs in *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses. Cost of sales* for all quarters reflects higher costs from our Seagen acquisition, inclusive of the amortization of the fair value step-up of inventory. See *Note 2A*. Certain asset impairments totaled $2.9 billion in the fourth quarter. See *Note 4*.

[c] The second quarter of 2024 primarily includes employee termination costs associated with our Manufacturing Optimization Program. The fourth quarter of 2024 primarily includes charges for asset impairments, exit costs and employee termination costs associated with our Realigning our Cost Base Program. See *Note 3*.

[d] All periods reflect changes primarily the result of jurisdictional mix of earnings. The third quarter reflects tax benefits related to the closing of the IRS audits covering multiple tax years and the fourth quarter reflects tax benefits related to the Transition Tax liability under the TCJA. See *Note 5A*.

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

Selected Quarterly Financial Data (Unaudited)

Pfizer Inc. and Subsidiary Companies

(MILLIONS, EXCEPT PER COMMON SHARE DATA)	First	Second	Third	Fourth
			Quarter	
2023[a]				
Total revenues	$ 18,486	$ 13,007	$ 13,491	$ 14,570
Costs and expenses[b]	12,207	10,524	16,688	16,133
Restructuring charges and certain acquisition-related costs[c]	9	214	155	2,566
Income/(loss) from continuing operations before provision/(benefit) for taxes on income/(loss)	6,270	2,269	(3,352)	(4,129)
Provision/(benefit) for taxes on income/(loss)[d]	715	(71)	(964)	(795)
Income/(loss) from continuing operations	5,555	2,340	(2,388)	(3,335)
Discontinued operations—net of tax	1	(2)	12	(26)
Net income/(loss) before allocation to noncontrolling interests	5,556	2,338	(2,376)	(3,361)
Less: Net income attributable to noncontrolling interests	13	11	6	8
Net income/(loss) attributable to Pfizer Inc. common shareholders	$ 5,543	$ 2,327	$ (2,382)	$ (3,369)
Earnings/(loss) per common share—basic:				
Income/(loss) from continuing operations attributable to Pfizer Inc. common shareholders	$ 0.98	$ 0.41	$ (0.42)	$ (0.59)
Discontinued operations—net of tax	—	—	—	—
Net income/(loss) attributable to Pfizer Inc. common shareholders	$ 0.98	$ 0.41	$ (0.42)	$ (0.60)
Earnings/(loss) per common share—diluted:				
Income/(loss) from continuing operations attributable to Pfizer Inc. common shareholders	$ 0.97	$ 0.41	$ (0.42)	$ (0.59)
Discontinued operations—net of tax	—	—	—	—
Net income/(loss) attributable to Pfizer Inc. common shareholders	$ 0.97	$ 0.41	$ (0.42)	$ (0.60)

[a] On December 14, 2023, we completed the acquisition of Seagen. In addition, other business development activities impacted our results of operations in 2023. See *Note 1A*. Due to the commercial market transition as well as the seasonality of demand for COVID-19 vaccinations, the majority of our global revenues for Comirnaty were recorded in the second half of 2023.

[b] The fourth quarter historically reflects higher costs in *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses.* The third quarter of 2023 reflects a non-cash charge of $5.6 billion to *Cost of sales* for inventory write-offs and related charges ($4.7 billion for Paxlovid and $0.9 billion for Comirnaty). Certain asset impairments totaled $2.8 billion in the fourth quarter of 2023 recorded in *Other (income)/deductions—net*. See *Note 4*.

[c] The fourth quarter of 2023 primarily includes (i) charges of $1.5 billion for employee termination costs associated with our Realigning our Cost Base Program and (ii) integration and other costs of $587 million, mostly related to our acquisition of Seagen. See *Note 3*.

[d] All periods reflect changes primarily the result of the jurisdictional mix of earnings and the second quarter reflects the tax benefits related to global income tax resolutions in multiple tax jurisdictions spanning multiple tax years. See *Note 5A*.

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this Form 10-K, we carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective in alerting them in a timely manner to material information required to be disclosed in our periodic reports filed with the SEC.

Changes in Internal Controls

During our most recent fiscal quarter, there has not been any change in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Pfizer Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Pfizer Inc. and Subsidiary Companies' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated February 27, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP

New York, New York

February 27, 2025

Management's Report

We prepared and are responsible for the financial statements that appear in this Form 10-K. These financial statements are in conformity with accounting principles generally accepted in the United States of America and, therefore, include amounts based on informed judgments and estimates. We also accept responsibility for the preparation of other financial information that is included in this document.

Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework (2013)*. Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2024.

The Company's independent auditors have issued their auditors' report on the Company's internal control over financial reporting. That report appears above in this Form 10-K.

Albert Bourla

Albert Bourla
Chairman and Chief Executive Officer

David M. Denton
Principal Financial Officer

Jennifer B. Damico
Principal Accounting Officer

February 27, 2025

ITEM 9B.   OTHER INFORMATION

During the three months ended December 31, 2024, none of our directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.



PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information about our Directors is incorporated by reference from the discussion under the heading *Item 1—Election of Directors* in our Proxy Statement. Information about the Pfizer Policies on Business Conduct governing our employees, including our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer, the Code of Business Conduct and Ethics for Members of the Board of Directors and our other governance practices and policies, including our Insider Trading Policy, is incorporated by reference from the discussions under the headings *Governance —Pfizer Policies on Business Conduct, —Code of Conduct for Directors* and *—Other Governance Practices and Policies* in our Proxy Statement. Information regarding the procedures by which our shareholders may recommend nominees to our Board of Directors is incorporated by reference from the discussion under the headings *Item 1—Election of Directors—Criteria for Board Membership* and *Annual Meeting Information—Submitting Proxy Proposals and Director Nominations for the 2026 Annual Meeting* in our Proxy Statement. Information about our Audit Committee, including the members of the Committee, and our Audit Committee financial experts, is incorporated by reference from the discussion under the heading *Governance Overview—Board and Committee Information—Board Committees—The Audit Committee* in our Proxy Statement. The balance of the information required by this item is contained in the discussion entitled *Information about Our Executive Officers* in this Form 10-K.

ITEM 11.   EXECUTIVE COMPENSATION

Information about Director and executive compensation is incorporated by reference from the discussion under the headings *Non-Employee Director Compensation*; *Executive Compensation*; and *Governance Overview—Board and Committee Information—Board Committees—The Compensation Committee—Compensation Committee Interlocks and Insider Participation* in our Proxy Statement.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item is incorporated by reference from the discussion under the headings *Executive Compensation—Compensation Tables—Equity Compensation Plan Information* and *Securities Ownership* in our Proxy Statement.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information about certain relationships and transactions with related parties is incorporated by reference from the discussion under the headings *Governance Overview—Other Governance Practices and Policies—Related Person Transactions and Indemnification* and *—Transactions with Related Persons* in our Proxy Statement. Information about director independence is incorporated by reference from the discussion under the heading *Item 1—Election of Directors—Director Independence* in our Proxy Statement.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

Our independent registered public accounting firm is KPMG LLP, New York, NY, Auditor Firm ID: 185. Information about the fees for professional services rendered by our independent registered public accounting firm in 2024 and 2023 is incorporated by reference from the discussion under the heading *Item 2—Ratification of Selection of Independent Registered Public Accounting Firm—Audit and Non-Audit Fees* in our Proxy Statement. Our Audit Committee's policy on pre-approval of audit and permissible non-audit services of our independent registered public accounting firm is incorporated by reference from the discussion under the heading *Item 2—Ratification of Selection of Independent Registered Public Accounting Firm—Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services* in our Proxy Statement.

PART IV

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

15(a)(1) Financial Statements. The following consolidated financial statements, related notes and report of independent registered public accounting firm are set forth in *Item 8. Financial Statements and Supplementary Data* in this Form 10-K:

- Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements
- Consolidated Statements of Operations
- Consolidated Statements of Comprehensive Income
- Consolidated Balance Sheets
- Consolidated Statements of Equity
- Consolidated Statements of Cash Flows
- Notes to Consolidated Financial Statements

15(a)(2) Financial Statement Schedules. Schedules are omitted because they are not required or because the information is provided elsewhere in the financial statements. The financial statements of unconsolidated subsidiaries are omitted because, considered in the aggregate, they would not constitute a significant subsidiary.

15(a)(3) Exhibits. These exhibits are available upon request. Requests should be directed to our Corporate Secretary, Pfizer Inc., 66 Hudson Boulevard East, New York, New York 10001-2192. The exhibit numbers preceded by an asterisk (*) indicate exhibits filed with this Form 10-K. All other exhibit numbers indicate exhibits filed by incorporation by reference. Exhibit numbers 10.1 through 10.47 are management contracts or compensatory plans or arrangements.

2.1	Stock and Asset Purchase Agreement, dated December 19, 2018, by and among us, GlaxoSmithKline plc and GlaxoSmithKline Consumer Healthcare Holdings Limited is incorporated by reference from our 2018 Annual Report on Form 10-K. (Pursuant to Item 601(b)(2) of Regulation S-K, the registrant hereby agrees to supplementally furnish to the SEC upon request any omitted schedule or exhibit to the Stock and Asset Purchase Agreement.)
2.2	Agreement and Plan of Merger, by and among Pfizer Inc., Aris Merger Sub, Inc. and Seagen Inc., dated as of March 12, 2023 is incorporated by reference from our Current Report on Form 8-K filed on March 13, 2023.
3.1	Our Restated Certificate of Incorporation dated December 14, 2020, is incorporated by reference from our Current Report on Form 8-K filed on December 14, 2020.
3.2	Our By-laws, as amended on December 9, 2022, are incorporated by reference from our Current Report on Form 8-K filed on December 13, 2022.
4.1	Indenture, dated as of January 30, 2001, between us and The Chase Manhattan Bank, is incorporated by reference from our Current Report on Form 8-K filed on January 30, 2001.
4.2	First Supplemental Indenture, dated as of March 24, 2009, between us and The Bank of New York Mellon (successor to JPMorgan Chase Bank, N.A. (formerly JPMorgan Chase Bank, formerly The Chase Manhattan Bank)), as trustee, to Indenture dated as of January 30, 2001, is incorporated by reference from our Quarterly Report on Form 10-Q for the period ended June 28, 2009.
4.3	Second Supplemental Indenture, dated as of June 2, 2009, between us and The Bank of New York Mellon (successor to JPMorgan Chase Bank, N.A. (formerly JPMorgan Chase Bank, formerly The Chase Manhattan Bank)), as trustee, to Indenture dated as of January 30, 2001, is incorporated by reference from our Current Report on Form 8-K filed on June 3, 2009.
4.4	Third Supplemental Indenture, dated as of June 3, 2013, between us and The Bank of New York Mellon (successor to JPMorgan Chase Bank, N.A. (formerly JPMorgan Chase Bank, formerly The Chase Manhattan Bank)), as trustee, to Indenture dated as of January 30, 2001, is incorporated by reference from our Current Report on Form 8-K filed on June 3, 2013.
4.5	Fourth Supplemental Indenture, dated as of May 15, 2014, between us and The Bank of New York Mellon (successor to JPMorgan Chase Bank, N.A. (formerly JPMorgan Chase Bank, formerly The Chase Manhattan Bank)), as trustee, to Indenture dated as of January 30, 2001, is incorporated by reference from our Current Report on Form 8-K filed on May 15, 2014.
4.6	Fifth Supplemental Indenture, dated as of October 5, 2015, between us and The Bank of New York Mellon (successor to JPMorgan Chase Bank, N.A. (formerly JPMorgan Chase Bank, formerly The Chase Manhattan Bank)), as trustee, to Indenture dated as of January 30, 2001, is incorporated by reference from our Current Report on Form 8-K filed on October 6, 2015.
4.7	Sixth Supplemental Indenture, dated as of June 3, 2016, between us and The Bank of New York Mellon (formerly The Bank of New York (successor to JPMorgan Chase Bank, N.A. (formerly JPMorgan Chase Bank, formerly The Chase Manhattan Bank (National Association)))), as trustee, to Indenture dated as of January 30, 2001, is incorporated by reference from our Current Report on Form 8-K filed on June 3, 2016.
4.8	Seventh Supplemental Indenture, dated as of November 21, 2016, between us and The Bank of New York Mellon (formerly The Bank of New York (successor to JPMorgan Chase Bank, N.A. (formerly JPMorgan Chase Bank, formerly The Chase Manhattan Bank (National Association)))), as trustee, to Indenture dated as of January 30, 2001, is incorporated by reference from our Current Report on Form 8-K filed on November 21, 2016.
4.9	Eighth Supplemental Indenture, dated as of March 17, 2017, among us, The Bank of New York Mellon (formerly The Bank of New York (successor to JPMorgan Chase Bank, N.A. (formerly JPMorgan Chase Bank, formerly The Chase Manhattan Bank (successor to the Chase Manhattan Bank (National Association)))), as trustee, and The Bank of New York Mellon, London Branch, as paying agent, to Indenture dated as of January 30, 2001, is incorporated by reference from our Current Report on Form 8-K filed on March 17, 2017.
4.10	Ninth Supplemental Indenture, dated as of March 6, 2017, among us, The Bank of New York Mellon (formerly The Bank of New York (successor to JPMorgan Chase Bank, N.A. (formerly JPMorgan Chase Bank, formerly The Chase Manhattan Bank (National Association)))), as trustee, and The Bank of New York Mellon, London Branch, as paying agent and calculation agent, to Indenture dated as of January 30, 2001, is incorporated by reference from our Current Report on Form 8-K filed on March 6, 2017.
4.11	Tenth Supplemental Indenture, dated as of December 19, 2017, among us, The Bank of New York Mellon (formerly The Bank of New York (successor to JPMorgan Chase Bank, N.A. (formerly JPMorgan Chase Bank, formerly The Chase Manhattan Bank (National Association)))), as trustee, and The Bank of New York Mellon, London Branch, as paying agent, to Indenture dated as of January 30, 2001, is incorporated by reference from our Current Report on Form 8-K filed on December 19, 2017.
4.12	Indenture, dated as of April 10, 1992, between Wyeth (formerly American Home Products Corporation) and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as trustee, is incorporated by reference from Wyeth's Registration Statement on Form S-3, filed on January 18, 1995.
4.13	Supplemental Indenture, dated as of October 13, 1992, between Wyeth and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as trustee, is incorporated by reference from Wyeth's Registration Statement on Form S-3, filed on January 18, 1995.
4.14	Fifth Supplemental Indenture, dated as of December 16, 2003, between Wyeth and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as trustee, is incorporated by reference from Wyeth's 2003 Annual Report on Form 10-K.

4.15	Sixth Supplemental Indenture, dated as of November 14, 2005, between Wyeth and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as trustee, is incorporated by reference from Wyeth's Current Report on Form 8-K filed on November 15, 2005.
4.16	Seventh Supplemental Indenture, dated as of March 27, 2007, between Wyeth and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as trustee, is incorporated by reference from Wyeth's Current Report on Form 8-K filed on March 28, 2007.
4.17	Eighth Supplemental Indenture, dated as of October 30, 2009, between Wyeth, us and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, formerly The Chase Manhattan Bank), as trustee, to Indenture dated as of April 10, 1992 (as amended on October 13, 1992), is incorporated by reference from our Current Report on Form 8-K filed on November 3, 2009.
4.18	Indenture, dated as of September 7, 2018, between us and The Bank of New York Mellon, as trustee, is incorporated by reference from our Current Report on Form 8-K filed on September 7, 2018.
4.19	First Supplemental Indenture, dated as of September 7, 2018, between us and The Bank of New York Mellon, as trustee, is incorporated by reference from our Current Report on Form 8-K filed on September 7, 2018.
4.20	Second Supplemental Indenture, dated as of March 11, 2019, between us and The Bank of New York Mellon, as trustee, is incorporated by reference from our Current Report on Form 8-K filed on March 11, 2019.
4.21	Third Supplemental Indenture, dated as of March 27, 2020, between us and The Bank of New York Mellon, as trustee, is incorporated by reference from our Current Report on Form 8-K filed on March 27, 2020.
4.22	Fourth Supplemental Indenture, dated as of May 28, 2020, between us and The Bank of New York Mellon, as trustee, is incorporated by reference from our Current Report on Form 8-K filed on May 28, 2020.
4.23	Fifth Supplemental Indenture, dated as of August 18, 2021 between us and The Bank of New York Mellon, as trustee, is incorporated by reference from our Current Report on Form 8-K filed on August 18, 2021.
4.24	Indenture, dated as of May 19, 2023, among Pfizer Investment Enterprises Pte. Ltd., Pfizer Inc. and The Bank of New York Mellon, as trustee, is incorporated by reference from our Current Report on Form 8-K filed on May 19, 2023.
4.25	First Supplemental Indenture, dated as of May 19, 2023, among Pfizer Investment Enterprises Pte. Ltd., Pfizer Inc. and The Bank of New York Mellon, as trustee, is incorporated by reference from our Current Report on Form 8-K filed on May 19, 2023.
*4.26	Description of Pfizer's Securities.
4.27	Except as set forth in Exhibits 4.1-4.26 above, the instruments defining the rights of holders of long-term debt securities of the Company and its subsidiaries have been omitted. We agree to furnish to the SEC, upon request, a copy of each instrument with respect to issuances of long-term debt of the Company and its subsidiaries.
10.1	2001 Stock and Incentive Plan is incorporated by reference from our Proxy Statement for the 2001 Annual Meeting of Shareholders.
10.2	Pfizer Inc. 2004 Stock Plan, as Amended and Restated is incorporated by reference from our 2011 Annual Report on Form 10-K.
10.3	Amendment No. 1 to Pfizer 2004 Stock Plan is incorporated by reference from our 2020 Annual Report on Form 10-K.
10.4	Pfizer Inc. 2014 Stock Plan is incorporated by reference from our Proxy Statement for the 2014 Annual Meeting of Shareholders.
10.5	Amendment No. 1 to Pfizer Inc. 2014 Stock Plan is incorporated by reference from our 2020 Annual Report on Form 10-K.
10.6	Form of Acknowledgment and Consent and Summary of Key Terms for Grants of RSUs, TSRUs, PPSs and PSAs is incorporated by reference from our Quarterly Report on Form 10-Q for the period ended April 2, 2023.
10.7	Form of Executive Grant Letter is incorporated by reference from our 2015 Annual Report on Form 10-K.
10.8	Pfizer Consolidated Supplemental Pension Plan for United States and Puerto Rico Employees is incorporated by reference from our 2017 Annual Report on Form 10-K.
10.9	Amendment No. 1 to the Pfizer Consolidated Supplemental Pension Plan for United States and Puerto Rico Employees is incorporated by reference from our 2018 Annual Report on Form 10-K.
10.10	Amendment No. 2 to the Pfizer Consolidated Supplemental Pension Plan for United States and Puerto Rico Employees is incorporated by reference from our 2020 Annual Report on Form 10-K.
10.11	Amendment No. 3 to the Pfizer Consolidated Supplemental Pension Plan for United States and Puerto Rico Employees is incorporated by reference from our 2022 Annual Report on Form 10-K.
10.12	Amendment No. 4 to the Pfizer Consolidated Supplemental Pension Plan for United States and Puerto Rico Employees is incorporated by reference from our 2023 Annual Report on Form 10-K.
10.13	Pfizer Supplemental Savings Plan is incorporated by reference from our Quarterly Report on Form 10-Q for the period ended April 3, 2016.
10.14	Amendment No. 1 to the Pfizer Supplemental Savings Plan (Amended and Restated as of January 1, 2016), is incorporated by reference from our Quarterly Report on Form 10-Q for the period ended October 1, 2017.
10.15	Amendment No. 2 to the Pfizer Supplemental Savings Plan is incorporated by reference from our 2017 Annual Report on Form 10-K.
10.16	Amendment No. 3 to the Pfizer Supplemental Savings Plan is incorporated by reference from our Quarterly Report on Form 10-Q for the period ended September 30, 2018.
10.17	Amendment No. 4 to the Pfizer Supplemental Savings Plan is incorporated by reference from our 2018 Annual Report on Form 10-K.
10.18	Amendment No. 5 to the Pfizer Supplemental Savings Plan is incorporated by reference from our 2018 Annual Report on Form 10-K.

10.19	Amendment No. 6 to the Pfizer Supplemental Savings Plan is incorporated by reference from our Quarterly Report on Form 10-Q for the period ended June 30, 2019.
10.20	Amendment No. 7 to the Pfizer Supplemental Savings Plan is incorporated by reference from our 2019 Annual Report on Form 10-K.
10.21	Amendment No. 8 to the Pfizer Supplemental Savings Plan is incorporated by reference from our 2020 Annual Report on Form 10-K.
10.22	Amendment No. 9 to the Pfizer Supplemental Savings Plan is incorporated by reference from our 2020 Annual Report on Form 10-K.
10.23	Amendment No. 10 to the Pfizer Supplemental Savings Plan is incorporated by reference from our 2022 Annual Report on Form 10-K.
10.24	Amended and Restated Pfizer Inc. Global Performance Plan is incorporated by reference from our Quarterly Report on Form 10-Q for the period ended October 1, 2023.
10.25	Amended and Restated Deferred Compensation Plan is incorporated by reference from our 2012 Annual Report on Form 10-K.
10.26	Amendment to Amended and Restated Deferred Compensation Plan, dated June 20, 2013, is incorporated by reference from our 2013 Annual Report on Form 10-K.
10.27	Amendment No. 2 to Amended and Restated Deferred Compensation Plan, dated April 27, 2016, is incorporated by reference from our Quarterly Report on Form 10-Q for the period ended July 3, 2016.
10.28	Amendment No. 3 to Amended and Restated Deferred Compensation Plan is incorporated by reference from our 2020 Annual Report on Form 10-K.
10.29	Amended and Restated Deferred Compensation Plan (adopted in 2024) is incorporated by reference from our 2023 Annual Report on Form 10-K.
10.30	Wyeth 2005 (409A) Deferred Compensation Plan (frozen as of January 2012), together with certain Amendments, is incorporated by reference from our 2013 Annual Report on Form 10-K.
10.31	Amendment No. 2 to Wyeth 2005 (409A) Deferred Compensation Plan is incorporated by reference from our 2020 Annual Report on Form 10-K.
10.32	Amended and Restated Wyeth Supplemental Employee Savings Plan (effective as of January 1, 2005 and frozen as of January 2012), together with all material Amendments is incorporated by reference from our 2011 Annual Report on Form 10-K.
10.33	Amendment to Amended and Restated Wyeth Supplemental Employee Savings Plan, dated June 20, 2013, is incorporated by reference from our 2013 Annual Report on Form 10-K.
10.34	The form of Indemnification Agreement with each of our non-employee Directors is incorporated by reference from our 1996 Annual Report on Form 10-K.
10.35	The form of Indemnification Agreement with each of the Named Executive Officers identified in our Proxy Statement for the 2024 Annual Meeting of Shareholders is incorporated by reference from our 1997 Annual Report on Form 10-K.
10.36	Pfizer Inc. Executive Severance Plan is incorporated by referenced from our Current Report on Form 8-K filed on February 20, 2009.
10.37	Amendment No. 1 to the Pfizer Inc. Executive Severance Plan is incorporated by reference from our 2018 Annual Report on Form 10-K.
10.38	Amendment No. 2 to the Pfizer Inc. Executive Severance Plan is incorporated by reference from our 2019 Annual Report on Form 10-K.
10.39	Amendment No. 3 to the Pfizer Inc. Executive Severance Plan is incorporated by reference from our 2020 Annual Report on Form 10-K.
10.40	Amendment No. 4 to the Pfizer Inc. Executive Severance Plan is incorporate by reference from our 2022 Annual Report on Form 10-K.
10.41	Annual Retainer Unit Award Plan (for Non-Employee Directors) (frozen as of March 1, 2006) as amended, is incorporated by reference from our 2008 Annual Report on Form 10-K.
10.42	Nonfunded Deferred Compensation and Unit Award Plan for Non-Employee Directors, as amended, is incorporated by reference from our 2022 Annual Report on Form 10-K.
10.43	Offer Letter to G. Mikael Dolsten, dated April 6, 2009, is incorporated by reference from our Quarterly Report on Form 10-Q for the period ended April 3, 2011.
10.44	Pfizer Inc. 2019 Stock Plan is incorporated by reference from our Proxy Statement for the 2019 Annual Meeting of Shareholders.
10.45	Pfizer Inc. Amended and Restated 2019 Stock Plan is incorporated by reference from our Proxy Statement for the 2024 Annual Meeting of Shareholders.
10.46	Time Sharing Agreement, dated July 9, 2020, between Pfizer Inc. and Albert Bourla is incorporated by reference from our Quarterly Report on Form 10-Q for the period ended June 28, 2020.
10.47	Pfizer Inc. Executive Officer Cash Severance Policy is incorporated by reference from our Quarterly Report on Form 10-Q for the period ended July 2, 2023.
*19	Corporate Policy 604A: Prohibition on Insider Trading.
*21	Subsidiaries of the Company.
*22	Subsidiary Issuers of Guaranteed Securities.
*23	Consent of Independent Registered Public Accounting Firm.
*24	Power of Attorney (included as part of signature page).
*31.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

*[32.1](#)		Certification by the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*[32.2](#)		Certification by the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*[97](#)		Pfizer Inc. Recoupment Policy.
Exhibit 101:		
*101.INS		XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
*101.SCH		Inline XBRL Taxonomy Extension Schema
*101.CAL		Inline XBRL Taxonomy Extension Calculation Linkbase
*101.LAB		Inline XBRL Taxonomy Extension Label Linkbase
*101.PRE		Inline XBRL Taxonomy Extension Presentation Linkbase
*101.DEF		Inline XBRL Taxonomy Extension Definition Document
104		Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Under the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report was signed on behalf of the Registrant by the authorized person named below.

Pfizer Inc.

Dated: February 27, 2025

By: /S/   MARGARET M. MADDEN

Margaret M. Madden
Senior Vice President and Corporate Secretary
Chief Governance Counsel

We, the undersigned directors and officers of Pfizer Inc., hereby severally constitute Douglas M. Lankler and Margaret M. Madden, and each of them singly, our true and lawful attorneys with full power to them and each of them to sign for us, in our names in the capacities indicated below, any and all amendments to this Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Under the requirements of the Securities Exchange Act of 1934, this report was signed by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Date
/S/ ALBERT BOURLA **Albert Bourla**	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	February 27, 2025
/S/ DAVID M. DENTON **David M. Denton**	Chief Financial Officer, Executive Vice President (Principal Financial Officer)	February 27, 2025
/S/ JENNIFER B. DAMICO **Jennifer B. Damico**	Senior Vice President and Controller (Principal Accounting Officer)	February 27, 2025
/S/ RONALD E. BLAYLOCK **Ronald E. Blaylock**	Director	February 27, 2025
/S/ MORTIMER J. BUCKLEY **Mortimer J. Buckley**	Director	February 27, 2025
/S/ SUSAN DESMOND-HELLMANN **Susan Desmond-Hellmann**	Director	February 27, 2025
/S/ JOSEPH J. ECHEVARRIA **Joseph J. Echevarria**	Director	February 27, 2025
/S/ SCOTT GOTTLIEB **Scott Gottlieb**	Director	February 27, 2025
/S/ HELEN H. HOBBS **Helen H. Hobbs**	Director	February 27, 2025
/S/ SUSAN HOCKFIELD **Susan Hockfield**	Director	February 27, 2025
/S/ DAN R. LITTMAN **Dan R. Littman**	Director	February 27, 2025
/S/ SHANTANU NARAYEN **Shantanu Narayen**	Director	February 27, 2025
/S/ SUZANNE NORA JOHNSON **Suzanne Nora Johnson**	Director	February 27, 2025
/S/ JAMES QUINCEY **James Quincey**	Director	February 27, 2025
/S/ JAMES C. SMITH **James C. Smith**	Director	February 27, 2025
/S/ CYRUS TARAPOREVALA **Cyrus Taraporevala**	Director	February 27, 2025

Corporate and Shareholder Information

STOCK LISTING

The principal market for our Common Stock is the New York Stock Exchange and our stock is also traded on various United States regional stock exchanges.

STOCK TRANSFER AGENT AND REGISTRAR

Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3006
Telephone: 1-800-733-9393
Outside the U.S., Canada and Puerto Rico: 1-781-575-4591
Internet: www.computershare.com/investor

FORM 10-K

Upon written request, we will provide, without charge, a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024. Requests should be directed to:

Corporate Secretary
Pfizer Inc.
66 Hudson Boulevard East
New York, NY 10001-2192

Our Form 10-K is also available on our website at www.pfizer.com.

SHAREHOLDER SERVICES AND PROGRAMS

Please contact our Stock Transfer Agent and Registrar, Computershare, with inquiries concerning shareholder accounts of record and stock transfer matters and for information on the following services and programs:

- Computershare Investment Plan
  - direct purchase of Pfizer stock
  - dividend reinvestment
  - automatic monthly or bi-monthly investments
- Book-entry share ownership
- Direct deposit of dividends

EXECUTIVE LEADERSHIP TEAM

Albert Bourla, DVM, Ph.D.	Chairman and Chief Executive Officer
Andrew Baum, MA, BM ChB	Chief Strategy and Innovation Officer, Executive Vice President
Chris Boshoff, MD, FRCP, FMedSci, Ph.D.	Chief Scientific Officer and President, Research & Development
David M. Denton	Chief Financial Officer, Executive Vice President
Alexandre de Germay	Chief International Commercial Officer, Executive Vice President
Lidia Fonseca	Chief Digital and Technology Officer, Executive Vice President
Douglas M. Lankler	Chief Legal Officer, Executive Vice President
Aamir Malik	Chief U.S. Commercial Officer, Executive Vice President
Michael McDermott	Chief Global Supply and Quality Officer, Executive Vice President
Payal Sahni	Chief People Experience Officer, Executive Vice President
Sally Susman	Chief Corporate Affairs Officer, Executive Vice President